As filed with the Securities and Exchange Commission on October 29, 2004

Registration No. 333-118583

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

AMENDMENT NO. 4
TO
FORM S-1
REGISTRATION STATEMENT
UNDER
THE SECURITIES ACT OF 1933

NALCO HOLDING COMPANY

(Exact name of registrant as specified in its charter)

Delaware	2890	16-1701300
(State of Incorporation)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification No.)

1601 West Diehl Road
Naperville, Illinois 60563
(630) 305-1000

(Address, including zip code, and telephone number, including area code, of registrants' principal executive offices)

Stephen N. Landsman, Esq.
General Counsel
Nalco Holding Company
1601 West Diehl Road
Naperville, Illinois 60563
(630) 305-1000
(Name, address, including zip code, and telephone number, including area code, of agent for service)

With copies to:

Edward P. Tolley III, Esq. Simpson Thacher & Bartlett LLP 425 Lexington Avenue New York, New York 10017-3954 (212) 455-2000	John T. Bostelman, Esq. Sullivan & Cromwell LLP 125 Broad Street New York, New York 10004-2498 (212) 558-4000

Approximate date of commencement of proposed sale to the public: As soon as practicable after this Registration Statement is declared effective.

If any of the securities being registered on this form are being offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box.

If this form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.

If this form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.

If this form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.

CALCULATION OF REGISTRATION FEE

Title of Each Class of Securities to be Registered	Amount to be Registered(1)	Proposed Maximum Aggregate Offering Price Per Share	Proposed Maximum Aggregate Offering Price(2)	Amount of Registration Fee(3)
Common stock, par value $0.01 per share	51,111,111 shares	$19.00	$971,111,109	$123,039.78

(1)	Includes shares of common stock that the underwriters have the option to purchase to cover over-allotments, if any.

(2)	Estimated solely for the purpose of calculating the registration fee pursuant to Rule 457(a) under the Securities Act.

(3)	$101,360 of the total registration fee of $123,039.78 was paid on August 24, 2004, prior to the initial filing of the registration statement and $21,679.78 of the total registration fee of $123,039.78 was paid on October 12, 2004, prior to the filing of Amendment No. 2.

The registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until this Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

The information in this preliminary prospectus is not complete and may be changed. These securities may not be sold until the registration statement filed with the Securities and Exchange Commission is effective. This preliminary prospectus is not an offer to sell nor does it seek an offer to buy these securities in any jurisdiction where an offer or sale is not permitted.

Subject to Completion. Dated October 29, 2004.

44,444,444 Shares

Common Stock

This is an initial public offering of shares of common stock of Nalco Holding Company. All of the 44,444,444 shares of common stock are being sold by us. Assuming the shares are sold at the mid-point of the initial public offering price range set forth below, we intend to use approximately $576.1 million of our net proceeds from the sale of the shares being sold in this offering to pay a dividend to Nalco LLC, which is currently our sole stockholder, and approximately $176.9 million of our net proceeds to redeem outstanding debt.

Prior to this offering, there has been no public market for the common stock. It is currently estimated that the initial public offering price per share will be between $17.00 and $19.00. We intend to apply to list the common stock on the New York Stock Exchange under the symbol "NLC".

See "Risk Factors" on page 23 to read about factors you should consider before buying shares of the common stock.

Neither the Securities and Exchange Commission nor any other regulatory body has approved or disapproved of these securities or passed upon the accuracy or adequacy of this prospectus. Any representation to the contrary is a criminal offense.

	Per Share	Total
Initial public offering price	$	$
Underwriting discount	$	$
Proceeds, before expenses, to Nalco Holding Company	$	$

To the extent that the underwriters sell more than 44,444,444 shares of common stock, the underwriters have the option to purchase up to an additional 6,666,667 shares from us at the initial public offering price less the underwriting discount. We intend to use our net proceeds from any shares sold pursuant to the underwriters' option to pay an additional dividend to Nalco LLC.

The underwriters expect to deliver the shares against payment in New York, New York on                 , 2004.

Goldman, Sachs & Co.	Citigroup
JPMorgan	UBS Investment Bank

Banc of America Securities LLC

Bear, Stearns & Co. Inc.

Credit Suisse First Boston

Deutsche Bank Securities

Lehman Brothers

William Blair & Company

Prospectus dated                      , 2004.

You should rely only on information contained in this prospectus. We have not authorized anyone to provide you with different information. We are not making an offer of these securities in any state where the offer is not permitted. You should not assume that the information contained in this prospectus is accurate as of any date other than the date on the front of this prospectus.

Until                      , 2004 (25 days after the date of this prospectus), all dealers that buy, sell or trade our common stock, whether or not participating in this offer, may be required to deliver a prospectus. This is in addition to the dealers' obligation to deliver a prospectus when acting as underwriters and with respect to their unsold allotments or subscriptions.

i

MARKET AND INDUSTRY DATA AND FORECASTS

We derived the market and industry data we present in this prospectus from the following sources:

Market Size.    We based the 2003 global market size for water treatment chemicals and services in the industrials and institutional sector on estimates of Kline & Company Inc., Lake View Associates and SRI International for the years 2000, 2001 and 2002. We adjusted these estimates by deducting results for the Paper and Energy Services water treatment chemicals markets based on estimates of Mars & Co. and internal estimates derived from discussion with our sales force and other industry participants. We further adjusted as necessary to reflect that certain of the third party sources included product lines, such as commodity chemicals, which are outside our relevant market.

We based the 2003 global market size for process improvement and water treatment to the petroleum and petrochemical market on our internal estimates for downstream chemical markets and estimates of SRI International and Business Communications Company, Inc. for 2000 and 2002 upstream chemical markets. We adjusted the upstream chemical results by adding results for the production chemicals and drag reducers submarkets and deducting results for the commodity chemical submarket.

We based the 2003 global market size for paper process specialty chemicals and services on estimates of Kemira (a market participant), SRI International and Business Communications Company, Inc. for the years 1999, 2000 and 2002. We deducted from this market results for certain submarkets in which we do not operate.

We adjusted each of the historical market size estimates from prior years to 2003 by applying an assumed annual growth rate of 2% and by applying actual changes in foreign exchange rates against the U.S. dollar.

Market Share.    We determined our market share and market position in each of the markets based on the sizes of the 2003 markets, our 2003 sales in each of the markets, publicly available information of sales by competitors and our internal estimates of competitors' sales based on discussion with our sales force and other industry participants. We also derived information about our market share and our competitors' market share of the Industrial and Institutional Services market from reports of SRI International and The Freedonia Group, Inc. for 2001 and 2002.

Market Growth.    Our analysis of market growth information reflects historical growth patterns in our market researched by Environmental Business International, Merrill Lynch and Frost & Sullivan, along with our own historical market trends. The specific forecasts we prepared were primarily based on economic forecasts for general industrial production ("IP") and gross domestic production ("GDP") data through 2007 from Global Insight for different regions in the world and different industrial segments in North America. We believe the Global Insights forecast for GDP and IP were too aggressive on an overall basis and for the specific industrial segments, and adjusted our forecast downward. We also used the Global Insight North American industrial forecasts as a basis for our projections of industrial growth in North America, and extrapolated the Global Insight industrial North American numbers to industries in other regions of the world. We made further adjustments to these regional industrial forecasts in each region and industry based on our internal estimations of competitive pressures (both for us and our customers), pricing activities and other factors specific to the region or the industry.

TRADEMARKS AND SERVICEMARKS

AQUAMAX™, Core Shell™, Fiber NEU™, OptiLux™, ValueLine™, Vantage™, PROSPECSM, ACTRENE®, BIO-MANAGE®, Calgon®, COKELESS®, ELIMIN-OX®, EN/ACT®, ENERCEPT®, ENERSPERSE®, Fiber Brite®, LAZON®, Metrix®, Nalco®, Nalco ACT®, NALMET®, NEOSTAR®, NexGuard®, ODORtech®, PORTA-FEED®, Ultra POSITEK®, Scale-Guard®, SCORPION® II, SheeTracker®, SmartSoft®, STA•BR•EX®, SULFA-CHECK®, SUR-GUARD®, THERMOGAIN®, TRA-CIDE®, TRASAR®, 3D TRASAR®, Tri-ACT®, ULTIMER®, UltraTreat®, ULTRAXOL®, ULTRION® and certain other products and services named in this prospectus are our registered trademarks and servicemarks.

ii

PROSPECTUS SUMMARY

This summary highlights selected information in this prospectus, but it may not contain all of the information that you should consider before deciding to invest in our common stock. You should read this entire prospectus carefully, including the "Risk Factors" section and the financial statements, which are included elsewhere in this prospectus.

All references in this prospectus to the "issuer" mean, unless the context indicates otherwise, Nalco Holding Company and the terms "we," "our" and "us" refer collectively to the issuer and its subsidiaries and affiliates on a consolidated basis. Nalco Holding Company's subsidiaries include:

•	Nalco Company (formerly known as Ondeo Nalco Company) and its subsidiaries, which Suez S.A., or Suez, acquired in 1999; and

•	the subsidiaries of Nalco International SAS that we have operated, but that were held separately from Nalco Company, including Nalco Belgium NV/SA (formerly known as Ondeo Nalco Belgium NV/SA), Nalco France (formerly known as Ondeo Nalco France), Nalco (Shanghai) Trading Co. Ltd. (formerly known as Ondeo Nalco (Shanghai) Trading Co. Ltd), Nalco Dutch Holdings B.V., Nalco Portuguesa (Quimica Industrial) Ltd. and Wyss Wassertechnik AG and their subsidiaries. We refer to these subsidiaries as the "Nalco International SAS Subsidiaries" in this prospectus.

However, Nalco Holding Company's subsidiaries exclude Ondeo Industrial Solutions LLC, a former subsidiary of Nalco Company that was transferred to Suez in connection with the Acquisition described below.

Our Company

We are the leading global provider of integrated water treatment and process improvement services, chemicals and equipment programs for industrial and institutional applications. We are organized into three divisions which correspond to the end markets we serve: Industrial and Institutional Services, Energy Services and Paper Services. Our products and services are typically used in water treatment applications to prevent corrosion, contamination and the buildup of harmful deposits, or in production processes to enhance process efficiency and improve our customers' end products.

Through our sales, research and marketing team of more than 6,500 technically trained professionals, we serve more than 60,000 customer locations. We focus on providing our customers with technologically advanced engineered solutions and services. These technologically advanced engineered solutions and services enable our customers to improve their business by increasing production yields, lowering manufacturing costs, extending asset lives and maintaining environmental standards. The cost of our technologically advanced engineering solutions and services represents a small share of our customers' overall production expense. We believe we offer the broadest product portfolio in our industry, including more than 5,000 products and 3,100 unique formulations.

Our Divisions

	Industrial and Institutional Services	Energy Services	Paper Services
Market Positions	#1 Market Position $5.3 billion global market(1)(2)	#1 Market Position $2.9 billion global market(1)	#2 Market Position $7.1 billion global market(1)
Market Share	19%	25%	9%
2003 Net Sales(3)	$1,315 million(4)	$740 million	$617 million(5)
	• Food and Beverage	• Exploration	• Fine Paper
	• Buildings, Hotels, Hospitals	• Field Development	• Uncoated Free Sheet
Representative	• Chemicals, Pharmaceuticals	• Production	• Coated Free Sheet
Markets	• Manufacturing, Metals, Utilities, Mining	• Refining • Petrochemical Manufacturing	• Newsprint • Tissue • Containerboard

(1)	Approximate market size based on internal estimates and industry publications and surveys. See "Market and Industry Data and Forecasts" and "Industry Overview."

(2)	Industrial and Institutional Services market position and size represents the water treatment and services markets (excluding water treatment and services markets served by the Energy Services and Paper Services divisions), which accounted for approximately 78% of our Industrial and Institutional Services division's net sales in 2003.

(3)	Divisional net sales exclude approximately $95 million of sales not allocated among the divisions.

(4)	Includes approximately $129 million of sales realized in the Pacific region.

(5)	Includes approximately $55 million of sales realized in the Pacific region.

Industrial and Institutional Services

Our Industrial and Institutional Services division provides products and services that are principally utilized in water treatment applications such as raw water treatment, wastewater treatment, cooling programs and boiler treatment programs to control corrosion, the build up of scale and microbial fouling. Customers use our water treatment programs to extend the useful life of their assets, minimize downtime of their facilities and conserve water and energy. We serve companies across a broad spectrum of industries, including aerospace, chemical, pharmaceutical, steel, power, food and beverage, medium and light manufacturing, metalworking and institutions such as hospitals, universities and hotels. Six of our ten largest Industrial and Institutional Services customers in 2003 have been with us for more than ten years.

Energy Services

Our Energy Services division provides on-site, technology driven solutions to the global petroleum and petrochemical industries. In addition, we provide a full range of water treatment offerings to refineries and petrochemical plants. Our upstream process applications improve oil and gas production, extend production equipment life and decrease operating costs through services that include scale and corrosion control, oil and water separation, emulsion breakers and gas hydrate solutions. Our downstream process applications increase production efficiency and the useful lives of customer assets, while improving refining and petrochemical product quality and product yields. Our customers include the fifteen largest publicly traded oil companies. Our ten largest Energy Services customers in 2003 have been with us for more than twenty years.

Paper Services

Our Paper Services division offers a comprehensive portfolio of products and services that are used in all principal steps of the paper-making process and across all grades of paper, including fine paper, uncoated free sheet, coated free sheet, newsprint, tissue and containerboard. Some examples of our product applications include pulp digestion, microbial control, de-inking agents, retention and drainage. In these applications, our products and services help our customers maximize production rates, optimize the quality of finished sheets and minimize down time. Our customers include the 20 largest paper companies in the world, which collectively accounted for approximately 45% of global production capacity in the paper industry in 2002. Eight of our ten largest Paper Services customers in 2003 have been with us for more than ten years.

Competitive Strengths

We have benefited from the following competitive strengths:

Leading Market Positions.    We are the #1 provider of water treatment services to industrial and institutional end markets. We are also a leading provider of integrated water treatment and process improvement services, maintaining the #1 position in the petroleum and petrochemical markets and the #2 position in the pulp and paper market.

Diverse Customers and Industries Served.    We provide products and services to more than 60,000 customer locations across a broad range of industries and institutions. Our customers include over 60% of the companies that comprise the S&P 500 index. In 2003, no single customer accounted for more than 3% of our net sales. Our business is also diversified geographically. In 2003, 51% of total sales were in North America, 31% in Europe, Africa and the Middle East, 7% in Latin America and 11% in the Pacific region. We believe this diversification minimizes the potential impact of volatility from any one customer, industry or geographic area.

Global Reach.    We have a direct sales and marketing presence in 130 countries across six continents. This enables us to provide a consistently high level of service to local, regional and multinational customers. We believe our global presence offers us a competitive advantage in meeting the global needs of our multinational customers, which are increasingly seeking single-source suppliers and positions us to extend our reach to higher-growth markets.

World Class Sales Team.    Through the expertise of our more than 5,000 sales professionals and engineers, we provide our customers with relevant industry knowledge and experience in order to solve technically challenging and dynamic problems. Our team of experts has significant experience, with approximately 40% of our approximately 2,100 person North American sales team having more than ten years of service with our company. We believe this contributes significantly to the number and strength of relationships with our customers. We also invest heavily in recruiting and continuously training our sales professionals. For example, new hires spend more than half of their first year on training.

Integrated Technology, Sales and Service.    We combine on-site service, innovative technology and engineering excellence to create value for our customers. Our technical sales professionals identify problems and opportunities at the customer's plant and our research teams then work to develop effective solutions to these needs, often working jointly with our customers. Many of our customers specify our formulations into their processes and products. This approach has resulted in a high degree of customer loyalty.

Stable and Significant Cash Flow Generation.    We have produced consistent cash flows and maintained high margins over a sustained period of time. We attribute this to (1) the diversity of our revenues, (2) the service nature of our business, (3) the high value we offer our customers, (4) the strength of our customer relationships, (5) our limited dependency on any single raw material and (6) our low capital expenditures relative to our net sales.

Premier Management Team.    Our senior management team consists of professionals with significant experience within our company and the water treatment and industrial process improvement industry. Our seven executive officers have an average of over 11 years of service with our company and over 27 years of industry experience. Our top five executive officers and other members of management have invested through our sole stockholder, Nalco LLC, an aggregate of $19.8 million in our company.

Business Strategy

We have historically experienced sales growth in excess of industrial production growth in our core markets. We are pursuing a strategy designed to continue this trend by expanding our market positions and increasing our revenues, as well as enhancing our cash flow. The key elements of this strategy are:

Build Upon Our Customer Base.    We seek to strengthen our position with our existing customer base as well as pursue new customers by continuing to serve as the leading global provider of fully integrated water treatment services and industrial process solutions. We continually seek to add value for our customers by identifying those services, products and equipment that will enhance their profitability through reduced costs, improved yields and decreased capital spending.

Pursue High-Growth Markets.    We intend to continue to focus on high-growth markets and segments. Geographically, we plan to leverage our global reach by capitalizing on our presence in high-growth emerging markets including Asia, Eastern Europe and Latin America. We also intend to continue to pursue high-growth segments in a variety of areas closely related to our core businesses and competencies.

Maintain Technological Leadership.    We strive to develop new technologies and products through a focused commitment to technology, research and development. The evolution of our existing products and the development of new technologies have historically allowed us to sustain and enhance the profitability of our business and further penetrate our target markets, including our existing customer base. Our engineers will continue to work closely with our customers in an effort to identify new product opportunities and jointly develop new technologies.

Follow the Global Expansion of Multinational Customers.    As one of a small number of companies that can provide turnkey water management solutions on a global basis, we seek to leverage our relationships with multinational companies by servicing them globally.

Continue to Reduce Costs.    We have initiated a comprehensive cost reduction plan which we expect will yield savings in 2004 of at least $75 million compared to 2003. We expect our cost reduction plan to achieve incremental efficiencies through work process redesign and other targeted cost improvement programs, which address inefficiencies in our administrative and overhead functions, as well as other support functions around the world.

Maximize Cash Flow and Reduce Debt.    We believe that there are significant opportunities to increase our cash flow. We believe that while the capital expenditures required to maintain our business are low relative to our sales, we can further reduce our capital expenditures from 2003 levels through enhanced management focus. We believe there is an opportunity to reduce our working capital needs. We intend to use our free cash flow to reduce indebtedness. During the six months ended June 30, 2004, we made $14.3 million of scheduled repayments and $90.0 million of optional prepayments on our indebtedness from operating cash flows.

Focus on Supply Chain Management.    We have a dedicated global supply chain team that focuses on managing manufacturing, procurement, logistics, and customer service activities. We believe that by coordinating these functions, we achieve better inventory management and lower procurement costs. Sophisticated customer demand analyses and logistics strategies have contributed to a nine-day reduction in our investment in inventories as of June 30, 2004 compared to June 30, 2003. We believe that we will be able to make additional improvements in our inventory management and lower procurement costs.

The Transactions

On August 31, 2003, our subsidiary Nalco Holdings LLC, which was formed by The Blackstone Group, Apollo Management, L.P. and GS Capital Partners (the "Sponsors"), entered into a stock purchase agreement pursuant to which it agreed to purchase all of the outstanding shares of capital stock of Ondeo Nalco Company (which is now known as Nalco Company) and the Nalco International SAS Subsidiaries, which had been operated as a single business unit, from subsidiaries of Suez. The aggregate purchase price was $4,101.5 million in cash, after giving effect to direct costs of the Acquisition, closing date working capital and indebtedness purchase price adjustments and a post-closing working capital and indebtedness purchase price adjustment which was agreed to by us and Suez on March 25, 2004. The Transactions closed on November 4, 2003. In this prospectus, we refer to this acquisition as the "Acquisition." As used in this prospectus, the term "Transactions" means, collectively, the Acquisition and the related financings described in "The Acquisition."

On January 21, 2004, our subsidiaries Nalco Finance Holdings LLC and Nalco Finance Holdings Inc. issued $694.0 million aggregate principal amount at maturity of senior discount notes due 2014, which we refer to as the senior discount notes. As of June 30, 2004, the accreted value of the senior discount notes was $463.6 million. As a result of the Transactions and the senior discount notes offering, we are highly leveraged. As of June 30, 2004, on an as-adjusted basis after giving effect to this offering and the application of the net proceeds therefrom and $35.0 million of borrowings we intend to make under our revolving credit facility to pay affiliates of the Sponsors a termination fee in connection with our anticipated termination of their obligation to provide services to us under our monitoring fee agreement, our total consolidated indebtedness would have been $3,505.3 million and we would have had $215.0 million of borrowing capacity available under our revolving credit facility (excluding $34.7 million of outstanding standby letters of credit). See note (l) to the "Unaudited Pro Forma Financial Information" on page 47.

Recent Developments

The following information is based on our preliminary unaudited results as of September 30, 2004 and for the three months and nine months ended September 30, 2004, which we announced on October 29, 2004. The information is derived from preliminary internal financial reports, and as a result is subject to completion of our normal quarterly closing procedures.

	Predecessor	Successor	Predecessor	Successor
	Three Months Ended September 30, 2003	Three Months Ended September 30, 2004	Nine Months Ended September 30, 2003	Nine Months Ended September 30, 2004
	(unaudited) (dollarsinmillions)
Statement of Operations Data:
Net sales	$711.4	$774.2	$2,064.1	$2,227.9
Operating costs and expenses:
Cost of product sold	(337.9)	(394.7)	(992.8)	(1,128.4)
Selling, administrative and research expenses	(261.5)	(261.8)	(792.6)	(789.6)
Impairment of goodwill	—	—	(244.4)	—
Amortization of intangible assets	(20.5)	(23.9)	(61.8)	(73.0)
Purchased in-process research and development	—	—	—	(122.3)
Business optimization expenses	(5.5)	—	(15.2)	—
Operating expenses	(625.4)	(680.4)	(2,106.8)	(2,113.3)
Operating earnings (loss)	86.0	93.8	(42.7)	114.6
Other income (expense), net	(12.8)	(1.2)	(13.0)	(6.5)
Interest income	1.1	2.3	5.4	7.7
Interest expense	(9.7)	(64.0)	(29.2)	(187.7)
Earnings (loss) before income taxes	64.6	30.9	(79.5)	(71.9)
Income tax (provision) benefit	(29.5)	(27.2)	(70.1)	(46.8)
Minority interests	(1.4)	(1.7)	(4.4)	(3.6)
Net income (loss)	$33.7	$2.0	$(154.0)	$(122.3)
Statement of Cash Flows Data:
Net cash provided by (used for):
Operating activities	$133.1	$130.7	$262.7	$256.1
Investing activities	(48.0)	(27.8)	(127.9)	(37.5)
Financing activities	(88.6)	(139.6)	(106.8)	(253.3)
Other Financial Data:
EBITDA (1)	$123.2	$138.6	$93.3	$258.2
Non-cash charges included in EBITDA (2)	4.7	14.5	266.8	167.5
Unusual items included in EBITDA (3)	20.6	2.2	29.0	6.7
Capital expenditures, net	26.5	22.8	66.9	57.7
Depreciation	30.9	23.8	91.6	80.7
Amortization	20.5	23.9	61.8	73.0

Successor
As of September 30, 2004
(unaudited) (dollars inmillions)
Balance Sheet Data:
Cash and cash equivalents	$63.1
Working capital (4)	324.7
Property, plant and equipment, net	815.8
Total assets	5,828.1
Total debt (including capital lease obligation and current portion of long-term debt)	3,517.2
Total stockholders' investment	490.8

(1)	The following table is a reconciliation of net income (loss) to EBITDA. See note (5) to "—Summary Historical and Pro Forma Financial Data" on page 18 for additional EBITDA information.

	Predecessor	Successor	Predecessor	Successor
	Three Months Ended September 30, 2003	Three Months Ended September 30, 2004	Nine Months Ended September 30, 2003	Nine Months Ended September 30, 2004
	(unaudited) (dollars inmillions)
Net income (loss)	$33.7	$2.0	$(154.0)	$(122.3)
Interest expense, net	8.6	61.7	23.8	180.0
Income tax provision (benefit)	29.5	27.2	70.1	46.8
Depreciation	30.9	23.8	91.6	80.7
Amortization of intangible assets	20.5	23.9	61.8	73.0
EBITDA	$123.2	$138.6	$93.3	$258.2

(2)	Non-cash charges are further detailed on the following table:

	Predecessor	Successor	Predecessor	Successor
	Three Months Ended September 30, 2003	Three Months Ended September 30, 2004	Nine Months Ended September 30, 2003	Nine Months Ended September 30, 2004
	(unaudited) (dollarsinmillions)
Impairment of goodwill	$—	$—	$244.4	$—
Purchased in-process research and development	—	—	—	122.3
Inventory step-up	—	—	—	14.5
Asset write-offs	0.6	—	4.5	—
Profit sharing and 401(k) expense funded by Suez.	5.7	8.0	17.4	24.0
Other (a)	(1.6)	6.5	0.5	6.7
Non-cash charges	$4.7	$14.5	$266.8	$167.5

(a)	Other non-cash charges include the non-cash impact on earnings of our equity investments and minority interests. Successor other non-cash charges also include the non-cash portion of rent expense under the sublease that we entered into with Suez in conjunction with the Acquisition.

(3)	Unusual items are further detailed on the following table:

	Predecessor	Successor	Predecessor	Successor
	Three Months Ended September 30, 2003	Three Months Ended September 30, 2004	Nine Months Ended September 30, 2003	Nine Months Ended September 30, 2004
	(unaudited) (dollarsinmillions)
Pension and OPEB settlement and curtailment	$—	$—	$1.6	$—
Loss (gain) on sales, net of expenses	11.4	—	11.3	—
Other unusual items (a)	8.6	2.2	14.2	6.7
Suez management fees, net	0.6	—	1.9	—
	$20.6	$2.2	$29.0	$6.7

(a)	In 2003, our results were impacted by the effects of certain other unusual items including a termination charge for the settlement of an interest rate swap; executive severance and relocation expenses; legal and environmental expenses that mainly related to events that occurred prior to Suez's 1999 acquisition of Nalco Chemical Company and litigation costs not covered by our excess liability insurance policy; and consultancy expenses incurred on behalf of Suez. Our results for 2004 were impacted by the effects of certain other unusual items, including expenses associated with the registration of publicly tradable senior notes and senior subordinated notes that were exchanged for the privately placed notes issued in connection with the Transactions; costs related to changing the name of our operating company from Ondeo Nalco Company to Nalco Company; and other Transaction-related expenses.

(4)	Working capital is defined as current assets (less cash and cash equivalents) less current liabilities (excluding short-term debt and current portion of long-term debt) and excluding intercompany balances.

Executive Level Overview

During the three months ended September 30, 2004, we generated strong sales growth compared to the three months ended September 30, 2003, which enabled us to make discretionary debt reduction payments during the three months ended September 30, 2004, including paying down $90.0 million of term loan debt. These accelerated payments helped reduce our indebtedness, net of our change in cash and cash equivalents, by $81.0 million during the three months ended September 30, 2004.

Net sales for the three months ended September 30, 2004 increased 8.8% to $774.2 million from $711.4 million for the same period last year. Changes in foreign currency translation rates accounted for 3.3% of the growth. A total of $4.5 million, or 0.6%, of the increase in sales came from net acquisition/divestiture activity, driven primarily by the addition of Katayama Nalco sales above the amount we contributed to the Japanese joint venture, minus sales from our divested South Africa business. On an organic basis, which excludes the impacts of changes in foreign currency translation rates and acquisitions and divestitures, our sales grew 4.9% even as cool summer weather and hurricane-based plant shutdowns modestly affected sales.

All three of our major segments contributed to our sales growth during the three months ended September 30, 2004, led by the Energy Services segment, which increased sales 10.7% compared to the three months ended September 30, 2003. Industrial and Institutional Services sales grew 5.7%, while Paper Services improved sales by 3.1%. The Other segment, consisting mainly of Katayama Nalco, our operations in India, our Integrated Channels Group and some miscellaneous sales, grew 55.6% compared to the three months ended September 30, 2003, primarily as a result of our consolidation of Katayama Nalco's sales.

Gross margins declined from 52.5% in the three months ended September 30, 2004 to 49.0% in the three months ended September 30, 2003, largely due to freight and raw material cost increases and changes in product mix, with lower gross margin mining and oil and gas exploration services growing significantly faster than our other business units, while above-average gross margin cooling water sales grew more slowly as a result of cooler than normal July and August weather in North America.

During the three months ended September 30, 2004, supply constraints of acrylic acid, cationic monomer and silicone challenged us to raise prices and develop alternate suppliers and products. While we had anticipated increased costs during this period, the magnitude of the cost increases has been higher than we had previously anticipated. We have, however, not faced shortages in a few significant raw materials since vendors have allocated to us supplies of these materials.

We have a number of options to counter these cost increases, including active price management, using existing alternative technologies and developing new offerings. All of these options take a period of time before the benefits can be reflected in our results.

We have quickly moved to replace some products containing supply-constricted materials with alternative products while maintaining or improving customer performance as fully as possible. We have also announced additional price increases in September 2004 designed to begin taking effect during the fourth quarter of 2004. We expect these price increases to offset higher freight costs, in addition to offsetting raw material costs that continued to rise through the three months ended September 30, 2004. Because of the service nature of our business, it generally takes several months before the full impacts of price increases are reflected in our results.

Certain of our new product programs also reduce our dependence on selected raw materials. Our 3D TRASAR® stress management system for cooling water improves customer performance while reducing demand for acrylic-acid-based products. In the three months ended September 30, 2004, we had approximately $7.0 million of sales of our 3D TRASAR® stress management system.

Corporate-level cost reductions contributed to a 9.1% improvement in operating earnings in the three months ended September 30, 2004 compared to the same period last year, of which 6.3% was organic (i.e., excluding the impacts of changes in foreign currency translation rates and acquisitions and divestitures).

Net income was $2.0 million in the three months ended September 30, 2004, compared to $33.7 million in the three months ended September 30, 2003. This change is primarily due to changes in interest expense, which was $64.0 million during the three months ended September 30, 2004 compared to $9.7 million during the three months ended September 30, 2003, prior to the Acquisition.

Our largest capital expenditure project in 2004 is for information systems. In October 2004, we successfully completed conversion of our North America business to a new SAP platform. We expect our European operations to convert to the SAP platform at the beginning of January 2005. In anticipation of a possible interruption in product shipments due to the conversion, we plan to encourage our European customers to accept product shipments early, under normal terms of sale, which will result in the shifting of some sales from the first quarter of 2005 to the fourth quarter of 2004. We cannot reasonably estimate the impact of these sales on our fourth quarter results at this time, but we expect the amounts to be fairly limited. We intend to clarify these impacts on our results when announcing fourth quarter sales and earnings.

The capital demands on our business remain low. For the three months ended September 30, 2004, our net capital expenditures were $22.8 million compared to $26.5 million in the three months ended September 30, 2003, with nearly one-third of the expenditures attributed to our SAP project. We expect capital costs for information technology to decline in 2005 with the completion of the SAP project in Europe. However, we expect our annual capital spending to remain at approximately $100 million in 2005 as we expand capacity in a few select areas, such as our supply chain, to meet volume growth.

Results of Operations

Three Months Ended September 30, 2004 Compared to the Three Months Ended September 30, 2003

Net Sales.    Net sales for the three months ended September 30, 2004 were $774.2 million, an 8.8% increase over the $711.4 million reported for the three months ended September 30, 2003. After adjusting for the favorable effects of changes in foreign currency translation rates and the impact of acquisitions and divestitures, net sales were up 4.9%. This improvement was driven by favorable sales growth broadly spread across our customer base. The Energy Services division, led by strong oil and gas production service sales, posted significant organic growth in sales of 9.4% over the same period last year. The Industrial and Institutional Services division reported broad-based growth across most of the markets and geographic regions it serves, led by its global mining business. Solid gains in our water treatment business in the Middle East, Latin America and the Pacific region, also contributed to the 2.6% organic growth reported by the Industrial and Institutional Services division. Organically, Paper Services division sales were slightly favorable compared to a year ago, reflecting continued

growth in the Pacific region, Latin America and Europe, partly offset by the lingering effect of 2003 price and contract concessions in North America. The variation in revenue recognition adjustments for Europe and North America accounted for most of the organic change in "other" sales. In addition, "other" sales include the sales of a new Japanese joint venture, Katayama Nalco, which was formed with Katayama Chemical Inc. to accelerate our development in this important industrialized market. The increase in "other" sales attributable to acquisitions/divestitures includes the incremental impact of Katayama Nalco, which was partially offset by the effect of the 2003 divestiture of the Predecessor's South African subsidiary.

Gross Profit.    Gross profit, defined as the difference between net sales and costs of products sold, of $379.5 million for the three months ended September 30, 2004 increased by $6.0 million, or 1.6%, over the $373.5 million reported for the three months ended September 30, 2003. Adjusted for the favorable effects of changes in foreign currency translation rates and the impact of acquisitions and divestitures, gross profit decreased by $7.0 million, or 1.9%. The most notable factors contributing to this decrease were the aforementioned increase in sales volumes, which favorably impacted gross profit by approximately $15.5 million, but which was more than offset by margin erosion mainly due to product mix ($11.0 million), increased raw material ($4.5 million), and freight costs ($4.0 million). The most significant margin erosion was in the Industrial and Institutional Services division, whose gross profit margin declined 3.9% from the three months ended September 30, 2003. A significant portion of this decline was driven by the stronger sales growth in lower margin business, primarily global mining. This unfavorable mix impact was amplified by raw material and freight increases. In addition, both the Paper Services division and the Energy Services division gross profit margin declined by more than 3% compared to the three months ended September 30, 2003. Paper Services was mostly affected by the negative price impact resulting from contract renegotiations and by increased freight costs, whereas Energy Services was mostly affected by a combination of mix  — stronger organic growth of lower margin upstream businesses — and higher raw material costs.

Selling, Administrative and Research Expenses.     Selling, administrative and research expenses for the three months ended September 30, 2004 were $261.8 million, an increase of $0.3 million, or 0.1%, from $261.5 million for the three months ended September 30, 2003. Adjusted for the unfavorable effects of changes in foreign currency translation rates and the impact of acquisitions and divestitures, selling, administrative, and research expenses decreased by $9.7 million, or 3.7%, primarily due to spending reduction initiatives launched at the end of 2003 and tightened spending controls in 2004.

Amortization of Intangible Assets.    Amortization of intangible assets was $23.9 million and $20.5 million for the three months ended September 30, 2004 and 2003, respectively. The increase resulted from higher amortization of intangible assets as a result of the Acquisition.

Business Optimization Expenses.    Business optimization expenses of $5.5 million for the three months ended September 30, 2003 primarily represented expenses associated with the Predecessor's sales and marketing business realignment launched in 2002.

Other Income (Expense), Net.    Other income (expense), net was an expense of $1.2 million and $12.8 million for the three months ended September 30, 2004 and 2003, respectively. Included in the three months ended September 30, 2003 was a $10.9 million charge resulting from the discontinuance of hedge accounting for an interest rate swap and a $5.3 million loss on the sale of the Predecessor's South African subsidiary. Franchise taxes were $0.8 million for the three months ended September 30, 2004 compared to a credit of $3.8 million for the same period in 2003. This credit was due to an adjustment of the Predecessor's franchise tax accruals as a result of the planned sale of the Predecessor and the expected change in capitalization. Suez management fees incurred by the Predecessor for the three months ended September 30, 2003 were $0.8 million, whereas Sponsor monitoring fees for the three months ended September 30, 2004 were $2.7 million.

Net Interest Expense.    Net interest expense, defined as the combination of interest income and interest expense, was $61.7 million for the three months ended September 30, 2004, an increase of $53.1 million from the $8.6 million reported for the three months ended September 30, 2003. The increase is due primarily to the interest charges incurred on the new debt used to finance the Acquisition and the issuance of the senior discount notes by our subsidiary, Nalco Finance Holdings LLC.

Effective Tax Rate.    The effective tax rate was 88.0% for the three months ended September 30, 2004. The effective tax rate for the three months ended September 30, 2003, after adjusting for the aforementioned sale of the Predecessor's South African subsidiary, was 37.5%. The effective tax rate in 2004 is higher than 2003 mostly because of the one-time impact of creating a tax-efficient method of repatriating earnings from certain offshore subsidiaries, incremental U.S. taxes on the repatriation of other non-U.S. earnings, and the recording of a valuation allowance for the tax benefit from the deduction for interest expense on the senior discount notes issued in January 2004. It is expected that future tax benefits from the deduction for senior discount note interest will become realizable upon a structural ownership change.

Minority Interest Expense.    Minority interest expense was $0.3 million higher than the $1.4 million for the three months ended September 30, 2003.

Liquidity and Capital Resources

Operating activities.     For the three months ended September 30, 2004, cash provided by operating activities was $130.7 million, a $2.4 million decrease from the same period last year. This decrease primarily resulted from higher interest payments in 2004 due to higher debt from the Acquisition, partly offset by lower working capital requirements, reflecting efforts to more effectively manage working capital.

Investing activities.    Cash used for investing activities was $27.8 million for the three months ended September 30, 2004 and was mainly caused by net property additions of $22.8 million. Approximately one-third of the capital spending was attributable to our implementation of a common SAP platform in North America and Europe. Supply chain investments and equipment at customers' sites accounted for the bulk of the difference. Net property additions of $26.5 million accounted for slightly more than half of the $48.0 million of cash used for investing activities by the Predecessor during the three months ended September 30, 2003. The purchase of a UK company from a related Suez company in the third quarter of 2003 accounted for most of the $10.6 million use of cash for business purchases/sales, net. Other investing activities of $10.9 million were mainly comprised of additional advances to a former related party and an investment in a former affiliated company.

Financing activities.    Net cash used for financing activities totaled $139.6 million during the three months ended September 30, 2004. We used operating cash flow to pay down $90.0 million of term loan debt and reduced our utilization of the accounts receivable securitization facility put in place in June 2004 by $44.4 million. During the three months ended September 30, 2003, net cash used for financing activities by the Predecessor totaled $88.6 million, reflecting cash dividends of $29.0 million and repayment of debt of $57.2 million, mainly to Suez.

Covenant compliance.    As of September 30, 2004, we were in compliance with all of our covenants. For the four quarters ended September 30, 2004, our ratio of minimum Adjusted EBITDA to cash interest was 3.04x, our ratio of maximum net debt to Adjusted EBITDA was 5.18x and our minimum Adjusted EBITDA to fixed charge ratio required to incur additional debt pursuant to ratio provisions was 2.65x. See "Management's Discussion and Analysis of Financial Condition and Results of Operations—Liquidity and Capital Resources" for further information on our indebtedness and covenants.

Adjusted EBITDA is used to determine our compliance with many of the covenants contained in the indentures governing the notes and in our senior credit agreement. Adjusted EBITDA is defined as EBITDA further adjusted to exclude unusual items and other adjustments permitted in calculating covenant compliance under the indentures and our senior credit facility. We believe that the inclusion of supplementary adjustments to EBITDA applied in presenting Adjusted EBITDA are appropriate to provide additional information to investors to demonstrate compliance with our financing covenants.

	Predecessor	Successor	Predecessor	Successor
	Three Months Ended September 30, 2003	Three Months Ended September 30, 2004	Nine Months Ended September 30, 2003	Nine Months Ended September 30, 2004
	(unaudited) (dollars inmillions)
EBITDA (1)	$123.2	$138.6	$93.3	$258.2
Non-cash charges (1)	4.7	14.5	266.8	167.5
Business optimization charges	5.5	—	15.2	—
Unusual items (1)	20.6	2.2	29.0	6.7
Other adjustments (2)	(2.8)	1.9	(5.0)	5.6
Cost savings (3)	7.5	—	22.5	—
Adjusted EBITDA	$158.7	$157.2	$421.8	$438.0

(1)	See footnotes (1), (2) and (3) on pages 6 and 7 for more information about EBITDA, non-cash charges and unusual items.

(2)	We are required to make adjustments to EBITDA for monitoring fees paid to the Sponsors, franchise taxes, 401(k) matching contributions and other pro forma adjustments. These pro forma adjustments include purchase accounting adjustments for pensions and the incremental rent expense we will incur under our sublease with Suez.

(3)	Our financing agreements also permit us to adjust EBITDA on a pro forma basis for certain cost savings that we expect to achieve. We have initiated a comprehensive cost reduction plan that was expected to yield annual savings of at least $30 million on a proforma basis in 2003. We implemented this plan immediately upon consummation of the Acquisition. The remainder of our cost reduction plan is expected to realize incremental efficiencies through work process redesign and other targeted cost improvement programs, which address inefficiencies in our administrative and overhead functions, as well as other support functions around the world.

The Offering

Shares of common stock offered by Nalco Holding Company	44,444,444 shares

Shares of common stock outstanding after this offering	141,287,127 shares (including 6,666,667 shares that will be dividended to Nalco LLC, assuming the underwriters do not exercise their option to purchase additional shares).

Use of proceeds	We estimate that our net proceeds from this offering, after deducting underwriting discounts and estimated offering expenses, will be approximately $753.0 million, assuming the shares are offered at $18.00 per share, which is the mid-point of the estimated offering price range set forth on the cover page of this prospectus.

We intend to use:

•	approximately $576.1 million of the net proceeds to pay a dividend to Nalco LLC, our direct parent company and sole stockholder on the record date of the dividend; and

•	approximately $176.9 million of the net proceeds to redeem a portion of the senior discount notes issued by our subsidiaries, Nalco Finance Holdings LLC and Nalco Finance Holdings Inc., including the payment of the applicable redemption premium.

These amounts are based on the accreted value of the senior discount notes as of June 30, 2004. The actual amount we pay to redeem the notes may increase, and the dividend to Nalco LLC may decrease, to the extent the accreted value on the date of redemption exceeds the accreted value as of June 30, 2004.

We also intend to use any net proceeds we receive from any shares sold pursuant to the underwriters' option to purchase additional shares, less the underwriting discounts, to pay an additional dividend to Nalco LLC. See "Use of Proceeds."

Proposed New York Stock Exchange symbol	NLC

Unless we specifically state otherwise, all information in this prospectus:

•	assumes that we will issue a stock dividend of 90,175,916 shares of common stock to Nalco LLC immediately prior to the consummation of this offering;

•	excludes 6,693,513 shares of common stock reserved for issuance pursuant to the warrant that we intend to issue to Nalco LLC immediately prior to the consummation of this offering;

•	assumes no exercise by the underwriters of their option to purchase additional shares;

•	assumes that we issue an additional 6,666,667 shares of our common stock to Nalco LLC pursuant to a stock dividend that we will declare prior to the consummation of this offering, the terms of which will require that shortly after the expiration of the underwriters' option to purchase additional shares (assuming the option is not exercised in full) we issue to Nalco LLC the number of shares equal to (x) the number of additional shares the underwriters have an option to purchase minus (y) the actual number of shares the underwriters purchase from us pursuant to that option; and

•	excludes 7,500,000 shares of common stock reserved for issuance under the Nalco Holding Company 2004 Stock Incentive Plan, none of which have been issued as of the date of this prospectus.

Risk Factors

Investing in our common stock involves substantial risk. You should carefully consider all the information in this prospectus prior to investing in our common stock. In particular, we urge you to consider carefully the factors set forth under the heading "Risk Factors."

Nalco Holding Company was incorporated in the State of Delaware in June 2004. Our principal executive offices are located at 1601 West Diehl Road, Naperville, Illinois 60563. Our main telephone number is (630) 305-1000. Our Internet address is www.nalco.com. Information contained on our website or that can be accessed through our website is not incorporated by reference in this prospectus and you should not rely on that information.

Summary Historical and Pro Forma Financial Data

The financial statements referred to as the Successor financial statements include the consolidated audited financial statements of Nalco Holding Company and its subsidiaries and the unaudited consolidated and combined financial statements of Nalco Holding Company and its subsidiaries.

The financial statements referred to as the Predecessor financial statements include the combined financial statements of Ondeo Nalco Group, which include the consolidated financial statements of Ondeo Nalco Company and the combined financial statements of the Nalco International SAS Subsidiaries.

The following summary historical financial data has been derived from the unaudited consolidated and combined financial statements of Nalco Holding Company and its subsidiaries as of and for the six months ended June 30, 2004 and 2003 and the audited consolidated and combined financial statements of Nalco Holding Company and its subsidiaries as of December 31, 2003 and 2002 and for the periods from January 1, 2001 to December 31, 2001, January 1, 2002 to December 31, 2002, January 1, 2003 to November 3, 2003 and November 4, 2003 to December 31, 2003 that (other than in the case of the unaudited consolidated and combined financial statements as of June 30, 2003) are included elsewhere in this prospectus. The summary historical financial data as of December 31, 2001 has been derived from our unaudited internal financial reporting to Suez.

The unaudited pro forma balance sheet data give effect to this offering and the application of the estimated net proceeds therefrom as if it had occurred on June 30, 2004. The unaudited pro forma statement of operations data for the six months ended June 30, 2004 and the year ended December 31, 2003 give effect to the Transactions, the senior discount notes offering and this offering and the application of the estimated net proceeds therefrom, in each case, as if they had occurred on January 1, 2003. You should read the following data in conjunction with "The Acquisition," "Unaudited Pro Forma Financial Information," "Management's Discussion and Analysis of Financial Condition and Results of Operations" and the consolidated and combined financial statements included elsewhere in this prospectus.

	Predecessor			Successor	Predecessor	Successor
	Year Ended December 31,		January 1, 2003 through November 3, 2003	November 4, 2003 through December 31, 2003	Six Months Ended June 30, 2003	Six Months Ended June 30, 2004	Pro Forma Year Ended December 31, 2003	Pro Forma Six Months Ended June 30, 2004
	2001	2002
					(unaudited)	(unaudited)	(unaudited)	(unaudited)
	(in millions, except per share amounts)
Statement of Operations Data:
Net sales	$2,619.7	$2,644.3	$2,306.5	$460.1	$1,352.7	$1,453.7	$2,766.6	$1,453.7
Operating costs and expenses:
Cost of product sold	1,283.8	1,281.8	1,128.0	250.5	654.9	733.7	1,358.4	719.2
Selling, administrative and research expenses	1,022.7	973.6	885.3	173.4	531.1	527.8	1,049.0	527.8
Impairment of goodwill (1)	—	—	244.4	—	244.4	—	244.4	—
Amortization of intangible assets (1)	171.3	89.2	68.9	15.4	41.3	49.1	93.5	49.1
Purchased in-process research and development	1.3	—	—	—	—	122.3	—	122.3
Business optimization expenses (2)	172.3	32.8	20.3	0.8	9.7	—	21.1	—
Operating expenses	2,651.4	2,377.4	2,346.9	440.1	1,481.4	1,432.9	2,766.4	1,418.4
Operating earnings (loss)	(31.7)	266.9	(40.4)	20.0	(128.7)	20.8	0.2	35.3
Other income (expense), net (3)	(15.1)	0.7	(19.3)	(3.5)	(0.2)	(5.3)	(18.1)	0.4
Interest income	8.8	7.8	7.1	0.6	4.3	5.4	16.9	5.4
Interest expense	(44.4)	(38.5)	(32.7)	(49.6)	(19.5)	(123.7)	(236.9)	(120.6)
Earnings (loss) before income taxes	(82.4)	236.9	(85.3)	(32.5)	(144.1)	(102.8)	(237.9)	(79.5)
Income tax (provision) benefit	1.8	(105.2)	(68.7)	8.3	(40.6)	(19.6)	(21.3)	(27.0)
Minority interests	(3.4)	(3.3)	(4.2)	0.1	(3.0)	(1.9)	(4.1)	(1.9)
Net income (loss)	$(84.0)	$128.4	$(158.2)	$(24.1)	$(187.7)	$(124.3)	$(263.3)	$(108.4)
Net Income (Loss) Per Share Data (unaudited) (4):
Basic and diluted net income (loss) per share:
Net income (loss) per share							$(1.86)	$(0.77)
Weighted average shares							141.3	141.3
Statement of Cash Flows Data:
Net cash provided by (used for):
Operating activities	$414.3	$323.1	$144.4	$88.7	$129.6	$125.4
Investing activities	(463.5)	(126.1)	(12.3)	(4,145.1)	(79.9)	(9.7)
Financing activities	133.9	(232.7)	(234.2)	4,130.3	(18.2)	(113.7)
Other Financial Data (unaudited):
EBITDA (5)	$245.7	$488.2	$106.8	$54.5	$(29.9)	$119.6	$186.0	$139.8
Non-cash charges included in EBITDA (6)	31.1	31.2	268.7	23.9	262.1	153.0	273.9	138.5
Unusual items included in EBITDA (7)	9.9	(33.3)	48.5	6.3	8.4	4.5	52.3	4.5
Capital expenditures, net (8)	114.8	108.3	85.6	15.6	40.4	34.9	101.2	34.9
Depreciation	124.6	134.7	101.8	22.5	60.7	56.9	114.5	56.9
Amortization	171.3	89.2	68.9	15.4	41.3	49.1	93.5	49.1

	Predecessor		Successor	Predecessor	Successor
	As of December 31,		As of December 31, 2003	As of June 30, 2003	As of June 30, 2004	Pro Forma as of June 30, 2004
	2001	2002
				(unaudited)	(unaudited)	(unaudited)
	(dollars in millions)
Balance Sheet Data:
Cash and cash equivalents	$146.0	$120.5	$100.0	$159.7	$98.9	$98.9
Working capital (9)	208.0	240.8	398.7	326.7	389.2	389.2
Property, plant and equipment, net (10)	856.2	823.2	865.6	815.7	831.5	831.5
Total assets	6,512.2	6,486.4	6,163.8	6,262.1	5,854.8	5,849.0
Total debt (including lease obligation and current portion of long-term debt) (10)(11)	859.2	776.2	3,314.7	736.0	3,634.0	3,505.3	(12)
Total stockholders' investment	3,734.4	3,689.2	1,069.0	3,558.8	445.0	567.9	(13)

(1)	We adopted Statement of Financial Accounting Standards (SFAS) No. 142, Goodwill and Other Intangible Assets, as of January 1, 2002. Under SFAS No. 142, goodwill and intangible assets deemed to have indefinite lives are no longer amortized but are subject to annual impairment tests. We completed our transitional goodwill impairment evaluation and our first annual impairment evaluation in 2002 and determined that goodwill was not impaired at December 31, 2002. In the six-month period ended June 30, 2003, we took a goodwill impairment charge of $244.4 million based on the price paid in the Acquisition. See note 7 to the audited consolidated and combined financial statements of Nalco Holding Company included elsewhere in this prospectus.

(2)	We incurred significant business optimization expenses as a result of the global integration of the Nalco/Exxon Energy Chemicals, L.P. (Nalco/Exxon) joint venture and the implementation of global cost reduction programs in the sales, marketing, manufacturing and support services operations. The costs incurred include severance, asset write-offs, facility closing costs and other items. See "Management's Discussion and Analysis of Financial Condition and Results of Operations—Business Optimization Expenses."

(3)	Other income (expense), net consists of monitoring fees paid to affiliates of the Sponsors, management fees paid to Suez, capital gains/(losses) on the disposals of assets, franchise taxes, equity earnings of unconsolidated subsidiaries, recognized gains and losses on foreign currency transactions and other miscellaneous income (expense). See note 20 to the audited consolidated and combined financial statements of Nalco Holding Company included elsewhere in this prospectus and "Management's Discussion and Analysis of Financial Condition and Results of Operations." Pro forma other income (expense) net for the year ended December 31, 2003 and the six months ended June 30, 2004 also reflects the elimination of the monitoring fees paid to affiliates of the Sponsors. In connection with this offering, we intend to terminate their obligation to provide us with services, and our ongoing obligation to pay them a monitoring fee, under our monitoring fee agreement. We expect to pay such affiliates of the Sponsors a termination fee of $35.0 million, which we intend to fund with borrowings under our revolving credit facility. See note (l) to the "Unaudited Pro Forma Financial Information" on page 47.

(4)	Net income (loss) per share is calculated by dividing net income (loss) by the weighted average shares outstanding. Net income (loss) per share is not applicable for the historical Predecessor periods as there were no shares outstanding during those periods. Unaudited pro forma basic and diluted net income (loss) per share has been calculated in accordance with the Securities and Exchange Commission, or the SEC, rules for initial public offerings. These rules require that the weighted average share calculation give retroactive effect to any changes in our capital structure as well as the number of shares whose sale proceeds will be used to repay any debt as reflected in the pro forma adjustments. Therefore, pro forma weighted average shares for purposes of the unaudited pro forma basic net income (loss) per share calculation has been adjusted to reflect (i) the dividend of 90,175,916 shares to Nalco LLC immediately prior to the consummation of this offering, (ii) the sale of 44,444,444 shares in this offering and (iii) the dividend of 6,666,667 shares to Nalco LLC that will be made shortly after the expiration of the underwriters' option to purchase additional shares, assuming no exercise of that option. Since we had a pro forma net loss for the year ended December 31, 2003 and the six months ended June 30, 2004, 5,020,120 shares issuable pursuant to the warrant that would have an antidilutive effect have been excluded from the computation of pro forma diluted net income (loss) per share. See "Management—Nalco LLC Unit Plan" and "Certain Relationships and Related Party Transactions—Warrant."

(5)	EBITDA, a measure used by management to measure operating performance, is defined as net income, plus interest, taxes, depreciation and amortization.

EBITDA is reconciled to net income (loss) in the following table. Our management believes EBITDA is useful to the investors because it is frequently used by securities analysts, investors and other interested parties in the evaluation of companies in our industry. EBITDA is not a recognized term under GAAP and does not purport to be an alternative to net income (loss) as an indicator of operating performance or to cash flows from operating activities as a measure of liquidity. Because not all companies use identical calculations, this presentation of EBITDA may not be comparable to other similarly titled measures of other companies. Additionally, EBITDA is not intended to be a measure of free cash flow for management's discretionary use, as it does not consider certain cash requirements such as interest payments, tax payments and debt service requirements. The amounts shown for EBITDA as presented herein differ from the amounts calculated under the definition of EBITDA used in our debt instruments. The definition of EBITDA used in our debt instruments is further adjusted for certain cash and non-cash charges and is used to determine compliance with financial covenants and our ability to engage in certain activities such as incurring additional debt and making certain payments.

The following is a reconciliation of net income (loss) to EBITDA:

	Predecessor			Successor	Predecessor	Successor
	Year Ended December 31,		January 1, 2003 through November 3, 2003	November 4, 2003 through December 31, 2003	Six Months Ended June 30, 2003	Six Months Ended June 30, 2004	Pro Forma Year Ended December 31, 2003	Pro Forma Six Months Ended June 30, 2004
	2001	2002
					(unaudited)	(unaudited)	(unaudited)	(unaudited)
	(dollars in millions)
Net income (loss)	$(84.0)	$128.4	$(158.2)	$(24.1)	$(187.7)	$(124.3)	$(263.3)	$(108.4)
Interest expense, net	35.6	30.7	25.6	49.0	15.2	118.3	220.0	115.2
Income tax (provision) benefit	(1.8)	105.2	68.7	(8.3)	40.6	19.6	21.3	27.0
Depreciation	124.6	134.7	101.8	22.5	60.7	56.9	114.5	56.9
Amortization of intangible assets	171.3	89.2	68.9	15.4	41.3	49.1	93.5	49.1
EBITDA	$245.7	$488.2	$106.8	$54.5	$(29.9)	$119.6	$186.0	$139.8

(6)	EBITDA, as defined above, was reduced by the following non-cash charges, each of which is further discussed below:

	Predecessor			Successor	Predecessor	Successor
	Year Ended December 31,		January 1, 2003 through November 3, 2003	November 4, 2003 through December 31, 2003	Six Months Ended June 30, 2003	Six Months Ended June 30, 2004	Pro Forma Year Ended December 31, 2003	Pro Forma Six Months Ended June 30, 2004
	2001	2002
					(unaudited)	(unaudited)	(unaudited)	(unaudited)
	(dollars in millions)
Impairment of goodwill	$—	$—	$244.4	$—	$244.4	$—	$244.4	$—
Purchased in-process research and development	1.3	—	—	—	—	122.3	—	122.3
Inventory step-up	—	—	—	21.2	—	14.5	—	—
Asset write-offs	17.8	18.3	4.2	—	3.9	—	4.2	—
Profit sharing and 401(k) expense funded by Suez	12.0	12.1	20.0	4.0	11.7	16.0	24.0	16.0
Other	—	0.8	0.1	(1.3)	2.1	0.2	1.3	0.2
	$31.1	$31.2	$268.7	$23.9	$262.1	$153.0	$273.9	$138.5

Impairment of Goodwill

Goodwill impairment of $244.4 million was recorded by the Predecessor in accordance with Statement of Financial Accounting Standards (SFAS) No. 142, Goodwill and Other Intangible Assets. Goodwill was evaluated for impairment based on the purchase price for the Predecessor.

In-process Research and Development

In-process research and development was a one-time charge of $122.3 million recorded during the six months ended June 30, 2004, as a result of purchase accounting entries related to the Acquisition. The Successor and pro forma statements of operations reflect the in-process research and development. In 2001, we recorded $1.3 million of purchased in-process research and development, resulting from the redemption of Exxon's 40% interest in the Nalco/Exxon joint venture.

Inventory Step Up

As a result of purchase accounting for the Acquisition, we wrote up our inventory to fair value and subsequently charged the write up to cost of sales as the inventory was sold. The Successor and pro forma statements of operations reflect the inventory step-up in cost of products sold.

Asset Write-Offs

In conjunction with our integration and process improvement initiatives, we wrote off assets consisting primarily of $17.8 million of PORTA-FEED stainless steel containers in 2001 as a result of a physical inventory, $9.6 million of assets related to obsolete software systems in 2002 and a $5.0 million investment in start up ventures in 2003.

Profit Sharing and 401(k) Expense Funded by Suez

In conjunction with the Acquisition, we entered into an agreement with Suez whereby Suez will reimburse us for certain profit sharing and 401(k) matching contributions made by us to the Profit-Sharing Trust. See note 9 to the audited consolidated and combined financial statements of Nalco Holding Company included elsewhere in this prospectus.

Other

Other non-cash charges include the non-cash impact on earnings of our equity investments and minority interests. Successor and pro forma non-cash charges includes the non-cash portion of rent expense under the sublease that we entered into with Suez in conjunction with the Acquisition. See note 14 to the audited consolidated and combined financial statements of Nalco Holding Company included elsewhere in this prospectus.

(7)	In addition to incurring non-cash charges and business optimization expenses, our EBITDA was impacted by the following unusual (income) expenses, each of which is further discussed below:

	Predecessor			Successor	Predecessor	Successor
	Year Ended December 31,		January 1, 2003 through November 3, 2003	November 4, 2003 through December 31, 2003	Six Months Ended June 30, 2003	Six Months Ended June 30, 2004	Pro Forma Year Ended December 31, 2003	Pro Forma Six Months Ended June 30, 2004
	2001	2002
					(unaudited)	(unaudited)	(unaudited)	(unaudited)
	(dollars in millions)
Pension and OPEB settlement and curtailment	$0.4	$(47.6)	$7.9	$(0.1)	$1.6	$—	$7.8	$—
Loss (gain) on sales, net of expenses	0.9	(7.8)	12.4	1.1	(0.1)	—	13.5	—
Other unusual items	6.6	19.4	25.7	5.3	5.6	4.5	31.0	4.5
Suez management fees, net	2.0	2.7	2.5	—	1.3	—	—	—
	$9.9	$(33.3)	$48.5	$6.3	$8.4	$4.5	$52.3	$4.5

Pension and Other Postretirement Benefits (OPEB) Settlement and Curtailment

In the second half of 2002 we amended our U.S. defined benefit pension plan and our postretirement medical and dental plans, resulting in a non-cash curtailment gain of $49.4 million, partially offset by $1.8 million of settlement charges. In 2003, we incurred $7.8 million of curtailment and settlement charges primarily as a result of the transfer of senior executives back to Suez prior to the Acquisition.

Loss (Gain) on Sales, Net of Expenses

In 2001, we incurred a $9.0 million loss on the sale of Calgon's former headquarters facility that was partially offset by a $7.0 million gain on the sale of our corporate aircraft. In 2002, we sold our performance additives business, resulting in a gain of $12.4 million, and incurred $1.5 million of disposal costs and losses associated with our divestiture of Hydrosan. In 2003, we recorded a loss of $5.3 million on the sale of our South African operations as well as $8.1 million of one-time costs associated with the Acquisition.

Other Unusual Items

Our results were also impacted by the effects of certain other unusual items relating primarily to executive severance and relocation expense of $5.8 million in 2001 and $3.0 million in the six months ended June 30, 2003, consultancy costs for process reengineering studies associated with our cost reduction programs and other consultancy services performed on behalf of Suez; one-time pension and benefit expenses primarily related to the redesign of our Australian benefit plan and the application of regulatory changes in Germany of $4.7 million in 2002; legal and environmental expenses of $6.5 million and $4.2 million in 2002 and 2003, respectively, mainly related to events that occurred prior to Suez's 1999 acquisition of Nalco Chemical Company and litigation costs not covered by our excess liability insurance policy; incremental commissions of $5.4 million in 2003 associated with the reorganization of our sales force incentives; and a $10.4 million termination charge for Ondeo Nalco Group's settlement of an interest rate swap in the period from January 1, 2003 through November 3, 2003. Our results for the six months ended June 30, 2004 were impacted by the effects of certain other unusual items, including $1.1 million of expenses associated with our changing the name of our operating company from Ondeo Nalco Company to Nalco Company, $1.1 million of expenses in connection with the re-audit of our 2001 financial statements, $1.0 million of expenses related to the registration of publicly tradable senior notes and senior subordinated notes that were exchanged for the privately placed notes issued in connection with the Transactions and $1.3 million for other Transaction-related expenses.

Suez Management Fees, Net

In connection with the Acquisition, agreements under which fees were paid by the Predecessor to Suez, or received from Suez, have been terminated.

(8)	Capital expenditures are net of proceeds from disposal of assets.

(9)	Working capital is defined as current assets (excluding cash and cash equivalents) less current liabilities (excluding short-term debt and current portion of long-term debt) and excluding intercompany balances and is calculated as follows:

	Predecessor		Successor	Predecessor	Successor
	As of December 31,		As of December 31, 2003	As of June 30, 2003	As of June 30, 2004	Pro Forma as of June 30, 2004
	2001	2002
				(unaudited)	(unaudited)	(unaudited)
	(dollars in millions)
Current assets less current liabilities	$(441.2)	$(275.0)	$446.8	$(93.2)	$470.6	$470.6
Less cash and cash equivalents	(146.0)	(120.5)	(100.0)	(159.7)	(98.9)	(98.9)
Less related party receivables and payables	(33.3)	48.4	—	29.1	—	—
Plus short-term debt	828.5	587.9	51.9	550.5	17.5	17.5
Working capital as defined	$208.0	$240.8	$398.7	$326.7	$389.2	$389.2

(10)	As a result of the Acquisition, we have engaged independent appraisers to assist in determining the fair value of property, plant and equipment in connection with our allocation of purchase price. We have received preliminary valuations from the appraisers, which have been included in 2003 and further modified in the six months ended June 30, 2004; however, the final appraisals are not yet complete. In December 2002, Ondeo Nalco Company entered into a sale-leaseback of our Naperville, Illinois headquarters and research facility that was treated as a financing lease for accounting purposes. See note 14 to the audited consolidated and combined financial statements of Nalco Holding Company. Concurrent with the Acquisition, on November 4, 2003, the lease was assigned to another Suez subsidiary that subleased the property back to us. We account for the sublease as an operating lease and have excluded the headquarters and research facility from property, plant and equipment.

(11)	Our total debt does not include our historical off balance sheet receivables facility. In December 2001, Ondeo Nalco Company entered into an agreement that allowed it to periodically transfer undivided percentage ownership interests in a revolving pool of most of our U.S. trade receivables to a multi-seller conduit administered by an independent financial institution. The agreement was subject to renewal annually. We account for the transfer of undivided percentage ownership interest in the receivables to the conduit as sales under SFAS No. 140, Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities. Our loss on the sale of the undivided interests in the receivables was $1.8 million in 2002 and is included in interest expense. The undivided interest in receivables that were transferred but not ultimately sold to the conduit ("retained interest") is classified in trade accounts receivable in the balance sheet. The retained interest was $49.0 million at December 31, 2001 and $56.6 million at December 31, 2002. This program was unwound prior to closing. We treat our new receivables facility as a general financing agreement resulting in the funding and related receivables being shown as liabilities and assets, respectively, on our consolidated balance sheet and the costs associated with the receivables facility being recorded as interest expense.

(12)	Reflects the assumed use of the proceeds from this offering to redeem $162.3 million accreted value of our senior discount notes and the related estimated non-cash write-off of $1.4 million of premium. Proceeds are also assumed to be used to pay $14.6 million of redemption premium, and it is also assumed that we will record a non-cash charge of $0.3 million for unamortized deferred debt issuance costs. See "Use of Proceeds." Pro forma total debt as of

June 30, 2004 reflects additional borrowings of $35.0 million we intend to make under our revolving credit facility to pay affiliates of the Sponsors a termination fee in connection with our anticipated termination of their obligation to provide us with services under our monitoring fee agreement.

(13)	Reflects the assumed gross proceeds of $800.0 million from the issuance of new shares, net of estimated fees and expenses of $47.0 million. Approximately $576.1 million of the net proceeds from this offering is assumed to be used to pay a dividend to Nalco LLC, our direct parent company and sole stockholder. In addition, we will take one-time charges for the premiums and deferred debt issuance costs described in note (12) and the one-time charge associated with the termination of the monitoring services as described in note (3).

RISK FACTORS

An investment in our common stock involves risks. You should carefully consider the risks described below, together with the other information in this prospectus, before deciding to purchase any common stock.

Risks Related To Our Business

If we are unable to respond to the changing needs of a particular industry and to anticipate, respond to or utilize changing technologies and develop new offerings, it could become more difficult for us to respond to our customers' needs and cause us to be less competitive.

We have historically been able to maintain our market positions and margins through continuous innovation of products and development of new offerings to create value for our customers. Recent innovations and development that we have relied on include our 3D TRASAR system for controlling and monitoring chemical feed and our recent relationship with US Filter, which permits us to sell equipment solutions as part of a bundled offering to our water treatment customers. We may not be successful in continuing to make similar innovations in the future. Our future operating results will depend to a significant extent on our ability to continue to introduce new products and applications and to develop new offerings that offer distinct value for our customers. Many of our products may be affected by rapid technological change and new product introductions and enhancements. We expect to continue to enhance our existing products and identify, develop and manufacture new products with improved capabilities and make improvements in our productivity in order to maintain our competitive position. We intend to devote sizeable resources to the development of new technologically advanced products and systems and to continue to devote a substantial amount of expenditures to the research and development functions of our business. However, we cannot assure you that:

•	we will be successful in developing new products or systems or bringing them to market in a timely manner;

•	products or technologies developed by others will not render our offerings obsolete or non-competitive;

•	the market will accept our innovations;

•	our competitors will not be able to produce our core non-patented products at a lower cost;

•	we will have sufficient resources to research and develop all promising new technologies and products; or

•	significant research and development efforts and expenditures for products will ultimately prove successful.

Our ability to anticipate, respond to and utilize changing technologies is crucial because we compete with many companies in each of the markets in which we operate. For example, we compete with hundreds of companies in the water treatment chemicals market, including our primary global competitor, GE Water Technologies. Other companies, including Ecolab, Inc. are expected to enter or increase their presence in our markets. Our ability to compete effectively is based on a number of considerations, such as product and service innovation, product and service quality, distribution capability and price. Moreover, water treatment for industrial customers depends on the particular needs of the industry. For example, the paper industry requires a specific water quality for bleaching paper; certain industrial boilers require demineralized water; the pharmaceuticals industry requires ultra pure water for processing; and, in the case of municipal services, water treatment includes clarification for re-use, sludge dewatering and membrane ultra filtration. We may not have sufficient financial resources to respond to the changing needs of a particular industry and to continue to make investments in our business, which could cause us to become less competitive.

Our substantial leverage could harm our business by limiting our available cash and our access to additional capital.

As a result of the Transactions and the senior discount notes offering we are highly leveraged. As of June 30, 2004 on an as-adjusted basis after giving effect to this offering and the application of the net proceeds therefrom and $35.0 million of borrowings we intend to make under our revolving credit facility to fund a termination fee relating to our monitoring fee agreement, our total consolidated indebtedness would have been $3,505.3 million and we would have had $215.0 million of borrowing capacity available under our revolving credit facility (excluding $34.7 million of outstanding letters of credit).

Our high degree of leverage could have important consequences for you, including the following:

•	It may limit our and our subsidiaries' ability to obtain additional financing for working capital, capital expenditures, product development, debt service requirements, acquisitions and general corporate or other purposes on favorable terms or at all;

•	A substantial portion of our subsidiaries' cash flows from operations must be dedicated to the payment of principal and interest on their and our indebtedness and thus will not be available for other purposes, including operations, capital expenditures and future business opportunities;

•	It may limit our ability to adjust to changing market conditions and place us at a competitive disadvantage compared to those of our competitors that are less highly-leveraged;

•	It may restrict our ability to make strategic acquisitions or cause us to make non strategic divestitures; and

•	We may be more vulnerable than a less leveraged company to a downturn in general economic conditions or in our business, or we may be unable to carry out capital spending that is important to our growth.

Our pro forma cash interest expense for the year ended December 31, 2003 was $199.2 million. At June 30, 2004, we had $1,516.4 million of variable rate debt. A 1% increase in the average interest rate would increase future interest expense by approximately $15.2 million per year.

Despite our current leverage, we may still be able to incur substantially more debt. This could further exacerbate the risks that we and our subsidiaries face.

We and our subsidiaries may be able to incur substantial additional indebtedness in the future. The terms of the indentures governing our subsidiaries' notes do not fully prohibit us or our subsidiaries from doing so. Nalco Company's revolving credit facility provides commitments of up to $250.0 million, $215.0 million of which would have been available for future borrowings as of June 30, 2004, on an as-adjusted basis after giving effect to this offering and the anticipated application of the net proceeds and $35.0 million of borrowings we intend to make to fund a termination fee relating to our monitoring fee agreement (excluding $34.7 million of outstanding letters of credit). If new debt is added to our current debt levels, the related risks that we and our subsidiaries now face could intensify.

Our subsidiaries' debt agreements contain restrictions that limit our flexibility in operating our business.

Nalco Company's senior credit agreement and the indentures governing our subsidiaries' existing notes contain a number of significant covenants that, among other things, restrict our or our subsidiaries' ability to:

•	incur additional indebtedness;

•	pay dividends on or make other distributions or repurchase certain capital stock;

•	make certain investments;

•	enter into certain types of transactions with our affiliates;

•	limit dividends or other payments by restricted subsidiaries;

•	use assets as security in other transactions; and

•	sell certain assets or merge with or into other companies.

In addition, under the senior credit agreement, Nalco Holdings is required to satisfy and maintain specified financial ratios and tests. Events beyond our control may affect its ability to comply with those provisions and Nalco Holdings may not be able to meet those ratios and tests. The breach of any of these covenants would result in a default under the senior credit agreement and the lenders could elect to declare all amounts borrowed under the senior credit agreement, together with accrued interest, to be due and payable and could proceed against the collateral securing that indebtedness.

The terms of Nalco Company's senior credit agreement fully prohibit Nalco Holdings and its subsidiaries from paying dividends or otherwise transferring their assets to us.

Our operations are conducted through our subsidiaries and our ability to make payments on any obligations we may have is dependent on the earnings and the distribution of funds from our subsidiaries. However, the terms of Nalco Company's senior credit agreement fully prohibit Nalco Holdings and its subsidiaries from paying dividends or otherwise transferring their assets to us. Accordingly, under the terms of the credit agreement, Nalco Holdings and its subsidiaries may not make dividends to Nalco Holding Company to enable it to pay dividends on our common stock.

Our significant non-U.S. operations expose us to global economic and political changes that could impact our profitability.

We have significant operations outside the United States, including joint ventures and other alliances. We conduct business in 130 countries and in 2003, approximately 52% of our net sales originated outside the United States. There are inherent risks in our international operations, including:

•	exchange controls and currency restrictions;

•	currency fluctuations and devaluations, such as the recent currency crisis in Argentina;

•	tariffs and trade barriers;

•	export duties and quotas;

•	changes in local economic conditions, such as the economic decline in Venezuela;

•	changes in laws and regulations;

•	difficulties in managing international operations and the burden of complying with foreign laws;

•	exposure to possible expropriation or other government actions;

•	restrictions on our ability to repatriate dividends from our subsidiaries; and

•	unsettled political conditions and possible terrorist attacks against American interests.

Our international operations also expose us to different local political and business risks and challenges. For example, in certain countries we are faced with periodic political issues which could result in currency risks or the risk that we are required to include local ownership or management in our businesses. We are also periodically faced with the risk of economic uncertainty, such as recent strikes and currency exchange controls in Venezuela, which has impacted our business in these countries. Other risks in international business also include difficulties in staffing and managing local operations, including our obligations to design local solutions to manage credit risk to local customers and distributors.

Our overall success as a global business depends, in part, upon our ability to succeed in differing economic, social and political conditions. We may not continue to succeed in developing and implementing policies and strategies that are effective in each location where we do business, which could negatively affect our profitability.

Environmental, safety and production and product regulations or concerns could subject us to liability for fines or damages, require us to modify our operations and increase our manufacturing and delivery costs.

We are subject to the requirements of environmental and occupational safety and health laws and regulations in the United States and other countries. These include obligations to investigate and clean up environmental contamination on or from properties or at off-site locations where we are identified as a responsible party. For example, we are currently identified as a potentially responsible party at certain waste management sites. Additionally, the U.S. Environmental Protection Agency is conducting a civil and criminal investigation of environmental practices at our Louisiana manufacturing facility. No claims or charges have been issued and we are unable to predict the results of such investigation. We have also been named as a defendant in a series of multi-party and individual lawsuits based on claims of exposure to hazardous materials. We cannot predict with certainty the outcome of any such tort claims or the involvement we might have in such matters in the future and there can be no assurance that the discovery of previously unknown conditions will not require significant expenditures. In each of these chemical exposure cases, our insurance carriers have accepted the claims on our behalf and our financial exposure is limited to the amount of our deductible (not exceeding $1 million per occurrence); however, we cannot predict the number of claims that we may have to defend in the future and we may not be able to continue to maintain such insurance.

We have made and will continue to make capital and other expenditures to comply with environmental requirements. Although we believe we are in material compliance with environmental law requirements, we may not have been and will not at all times be in complete compliance with all of these requirements, and may incur material costs, including fines or damages, or liabilities in connection with these requirements in excess of amounts we have reserved. In addition, these requirements are complex, change frequently and have tended to become more stringent over time. In the future, we may discover previously unknown contamination that could subject us to additional expense and liability. In addition, future requirements could be more onerous than current requirements. For more information about our environmental compliance and potential environmental liabilities, see "Business—Environmental Matters."

The activities and plants at our production facilities are subject to a variety of federal, state, local and foreign laws and regulations ("production regulations"). Similarly, the solid, air and liquid waste streams produced from our production facilities are subject to a variety of regulations ("waste regulations") and many of our products and the handling of our products are governmentally regulated or registered ("product regulations"). Each of the production, waste and product regulations is subject to expansion or enhancement. Any new or tightened regulations could lead to increases in the direct and indirect costs we incur in manufacturing and delivering products to our customers. For example, the European Commission is currently considering imposing new chemical registration requirements on the manufacturers and users of all chemicals, not just those which are considered to be harmful or hazardous. Should such regulations, referred to as REACH, be imposed, all chemical companies will be faced with additional costs to conduct their businesses in European Commission countries. Similarly, certain of our products are used to assist in the generation of tax credits for our customers and the termination or expiration of such tax credits could impact the sale of these products. In addition to an increase in costs in manufacturing and delivering products, a change in production regulations or product regulations could result in interruptions to our business and potentially cause economic or consequential losses should we be unable to meet the demands of our customers for products.

We may not be able to achieve all of our expected cost savings.

We initiated a comprehensive cost reduction plan immediately upon consummation of the Acquisition. However, a variety of risks could cause us not to achieve the benefits of the expected cost savings, including, among others, the following:

•	higher than expected severance costs related to staff reductions;

•	higher than expected retention costs for employees that will be retained;

•	delays in the anticipated timing of activities related to our cost-saving plan, including the reduction of inefficiencies in our administrative and overhead functions; and

•	other unexpected costs associated with operating the business.

We have experienced, and may continue to experience, difficulties in securing the supply of certain raw materials we and our competitors need to manufacture some of our products.

During 2004, certain of the raw materials used by us and other chemical companies have faced supply limitation. In some cases because of unexpectedly large demand and in other instances because of plant and equipment problems, certain of our raw material vendors have placed us and their other customers "on allocation," proportionately reducing the amounts of raw materials supplied to us as against our past requirements. If these limitations continue or become more severe, we risk shortfalls in our sales and the potential of claims from our customers if we are unable to fully meet contractual requirements.

Our pension plans are currently underfunded and we may have to make significant cash payments to the plans, reducing the cash available for our business.

We sponsor various pension plans worldwide that are underfunded and require significant cash payments. For example, in 2003, we contributed $31.2 million to our pension plans and in 2002, we contributed $100.9 million to our pension plans, including a $90.0 million voluntary contribution to our U.S. pension plan. We contributed $4.1 million to our U.S. pension plan in 2004 and do not currently plan to make additional contributions to that plan this year. We are required to contribute at least $21.0 million to the U.S. pension plan in 2005. We may also opt to make additional voluntary contributions to various pension plans worldwide in 2004 and 2005. Additionally, if the performance of the assets in our pension plans does not meet our expectations, or if other actuarial assumptions are modified, our contributions for those years could be even higher than we expect. For example, our U.S. pension assets had a fair value of $210.1 million as of December 31, 2003. We expect to earn an 8.5% investment return on our U.S. pension assets. In the event actual investment returns are 1% lower than expected for one year, we expect our long-term cash requirements to increase by $2.1 million. If our cash flow from operations is insufficient to fund our worldwide pension liability, we may be forced to reduce or delay capital expenditures, seek additional capital or seek to restructure or refinance our indebtedness.

As of December 31, 2003, our worldwide pension plans were underfunded by $359.6 million (based on the actuarial assumptions used for FAS 87 purposes). Our U.S. pension plans are subject to the Employee Retirement Income Security Act of 1974, or ERISA. Under ERISA, the Pension Benefit Guaranty Corporation, or PBGC, has the authority to terminate an underfunded pension plan under limited circumstances. In the event our U.S. pension plans are terminated for any reason while the plans are underfunded, we will incur a liability to the PBGC that may be equal to the entire amount of the underfunding. Prior to the closing of the Acquisition, the PBGC requested and received information from us regarding our business, the Transactions and our pension plans. The PBGC took no further action with respect to their inquiry.

We have recorded a significant amount of goodwill and other identifiable intangible assets, and we may never realize the full value of our intangible assets.

In connection with the Acquisition, we have recorded a significant amount of goodwill and other identifiable intangible assets, including customer relationships, trademarks and developed technologies. Goodwill and other net identifiable intangible assets were approximately $3.7 billion as of June 30, 2004, or 63% of our total assets. Goodwill, which represents the excess of cost over the fair value of the net assets of the businesses acquired, was approximately $2.3 billion as of June 30, 2004, or 39% of our total assets. Goodwill and net identifiable intangible assets are recorded at fair value on the date of acquisition and, in accordance with Financial Accounting Standards Board Statement of Financial Accounting Standards (SFAS) No. 142, Goodwill and Other Intangible Assets, will be reviewed at least annually for impairment. Impairment may result from, among other things, deterioration in our performance, adverse market conditions, adverse changes in applicable laws or regulations, including changes that restrict the activities of or affect the products and services sold by our business, and a variety of other factors. The amount of any quantified impairment must be expensed immediately as a charge to results of operations. Depending on future circumstances, it is possible that we may never realize the full value of our intangible assets. Any future determination of impairment of a significant portion of goodwill or other identifiable intangible assets would have an adverse effect on our financial condition and results of operations.

Our future success will depend in part on our ability to protect our intellectual property rights, and our inability to enforce these rights could permit others to offer products competitive with ours, which could reduce our ability to maintain our market position and maintain our margins.

We rely on the patent, trademark, copyright and trade secret laws of the United States and other countries to protect our intellectual property rights. However, we may be unable to prevent third parties from using our intellectual property without authorization. The use of our intellectual property by others could reduce any competitive advantage we have developed or otherwise harm our business. If we had to litigate to protect these rights, any proceedings could be costly, and we may not prevail.

We have obtained and applied for several U.S. and foreign trademark registrations, and will continue to evaluate the registration of additional service marks and trademarks, as appropriate. Our pending applications may not be approved by the applicable governmental authorities and, even if the applications are approved, third parties may seek to oppose or otherwise challenge these registrations. A failure to obtain trademark registrations in the United States and in other countries could limit our ability to protect our trademarks and impede our marketing efforts in those jurisdictions.

Our Sponsors control us and may have conflicts of interest with us or you in the future.

After the consummation of this offering and our issuance of an additional dividend of 6,666,667 shares to Nalco LLC if the underwriters do not exercise their option to purchase additional shares, our Sponsors will beneficially own approximately 65.6% of our common stock. If the underwriters exercise in full their option to purchase additional shares, the Sponsors will beneficially own approximately 60.9% of our common stock. In addition, representatives of our Sponsors will occupy six of the seats on our board of directors. As a result, our Sponsors have control over our decisions to enter into any corporate transaction and will have the ability to prevent any transaction that requires the approval of our board of directors or the equityholders regardless of whether or not other members of our board of directors or equityholders believe that any such transactions are in their own best interests. For example, our Sponsors could cause us to sell revenue-generating assets, which could impair our long-term ability to declare dividends or grow our business. Additionally, our Sponsors are in the business of making investments in companies and may from time to time acquire and hold interests in businesses that compete directly or indirectly with us. Our Sponsors may also pursue acquisition opportunities that may be complementary to our business, and as a result, those acquisition opportunities may not be available to us. So long as our Sponsors continue to hold a majority of our outstanding common stock through ownership of the majority of the equity of our parent, Nalco LLC, the Sponsors will be entitled to nominate a majority of our board of directors, and will, through Nalco LLC, have the ability to effectively control the vote in any election of directors. Following a reduction of the equity owned by the Sponsors through Nalco LLC to below 50% of our outstanding equity, the Sponsors will retain the right to cause the board of directors to nominate a number of Sponsor designees for the board of directors, and continue to be able to significantly influence or effectively control our decisions. See "Certain Relationships and Related Party Transactions—Stockholders Agreement."

We are a "controlled company" within the meaning of the New York Stock Exchange rules and, as a result, will qualify for, and intend to rely on, exemptions from certain corporate governance requirements.

Upon completion of this offering, our Sponsors will continue to control a majority of our outstanding common stock. As a result, we are a "controlled company" within the meaning of the New York Stock Exchange corporate governance standards. Under the New York Stock Exchange rules, a company of which more than 50% of the voting power is held by another company is a "controlled company" and may elect not to comply with certain New York Stock Exchange corporate governance requirements, including (1) the requirement that a majority of the board of directors consist of independent directors, (2) the requirement that we have a nominating/corporate governance committee that is composed entirely of independent directors with a written charter addressing the committee's purpose and responsibilities, (3) the requirement that we have a compensation committee that is composed entirely of independent directors with a written charter addressing the committee's purpose and responsibilities and (4) the requirement for an annual performance evaluation of the nominating and corporate governance and compensation committees. Following this offering, we intend to utilize these exemptions. As a result, we will not have a majority of independent directors nor will our nominating and corporate governance and compensation committees consist entirely of independent directors. Accordingly, you will not have the same protections afforded to stockholders of companies that are subject to all of the New York Stock Exchange corporate governance requirements.

Risks Related To This Offering

There is no existing market for our common stock, and we do not know if one will develop to provide you with adequate liquidity.

There has not been a public market for our common stock. We cannot predict the extent to which investor interest in our company will lead to the development of a trading market on the New York Stock Exchange or otherwise or how liquid that market might become. The initial public offering price for the shares will be determined by negotiations between us and the representatives of the underwriters and may not be indicative of prices that will prevail in the open market following this offering.

Future sales of our shares could depress the market price of our common stock.

The market price of our common stock could decline as a result of sales of a large number of shares of common stock in the market after the offering or the perception that such sales could occur. These sales, or the possibility that these sales may occur, also might make it more difficult for us to sell equity securities in the future at a time and at a price that we deem appropriate.

We, our directors, executive officers, other members of management who own units under the Nalco LLC Unit Plan, Nalco LLC and the Sponsors have agreed with the underwriters not to sell, dispose of or hedge any shares of our common stock or securities convertible into or exchangeable for shares of our common stock, subject to specified exceptions, during the period from the date of this prospectus continuing through the date that is 180 days after the date of this prospectus (or such longer period as described under "Shares Eligible for Future Sale—Lock-Up Agreements"), except with the prior written consent of Goldman, Sachs & Co.

After this offering, we will have 141,287,127 shares of common stock outstanding. Of those shares, the 44,444,444 shares we are offering will be freely tradable. The 96,842,683 remaining shares will be eligible for resale from time to time after the expiration of the lock-up period, subject to contractual and Securities Act restrictions. The 96,842,683 shares may be sold subject to the volume, manner of sale and other conditions of Rule 144. After the expiration of the lock-up period, the Sponsors and their affiliates, which will collectively beneficially own 92,689,438 shares after this offering, assuming no exercise of the underwriters' option to purchase additional shares, will have the ability to cause us to register the resale of their shares.

In addition, following the lock-up period and subject to certain conditions, certain members of our management who hold units of Nalco LLC will be able to sell back or "put" to Nalco LLC their Class A units, along with those of their class B units, class C units and class D units that have vested, in exchange for our shares of common stock owned by Nalco LLC. Prior to this offering, we will provide a warrant to Nalco LLC that entitles it to acquire up to 6,693,513 shares of our common stock for $0.01 per share, which will allow Nalco LLC to deliver our shares in satisfaction of such "put" rights. See "Certain Relationships and Related Party Transactions—Warrant."

The market price of our common stock may be volatile, which could cause the value of your investment to decline.

Securities markets worldwide experience significant price and volume fluctuations. This market volatility, as well as general economic, market or potential conditions, could reduce market price of our common stock in spite of our operating performance. In addition, our operating results could be below the expectations of securities analysts and investors, and in response, the market price of our common stock could decrease significantly. You may be unable to resell your shares of our common stock at or above the initial public offering price.

The book value of shares of common stock purchased in the offering will be immediately diluted.

As of June 30, 2004, we had a net tangible book deficit of $3,214.0 million, or $33.19 per share, assuming we had made the stock dividend of 90,175,916 shares to Nalco LLC that we expect to make immediately prior to the consummation of this offering and the additional stock dividend of 6,666,667 shares to Nalco LLC that we expect to make upon the expiration of the underwriters' option to purchase additional shares, assuming no exercise of that option as of June 30, 2004. Investors who purchase common stock in the offering will be diluted by $39.88 per share after giving effect to (1) the sale of 44,444,444 shares of common stock in this offering at an assumed initial public offering price of $18.00 per share, the mid-point of the estimated price range on the cover of this prospectus, after deducting underwriting discounts, (2) the payment of the contemplated $576.1 million dividend to Nalco LLC upon the consummation of this offering and (3) the other pro forma adjustments. Upon the consummation of this offering, Nalco LLC will also hold a warrant that will enable it to purchase for $0.01 per share a number of shares of our common stock equal to the maximum number of shares it may be required to deliver to members of management who put their Nalco LLC interests to Nalco LLC in exchange for shares of our common stock. To the extent that this warrant is exercised, there will be further dilution. See "Management—Nalco LLC Unit Plan" and "Certain Relationships and Related Party Transactions—Nalco LLC Limited Liability Company Operating Agreement" and "—Warrant."

Provisions in our amended and restated certificate of incorporation and bylaws and Delaware law may discourage a takeover attempt.

Provisions contained in our amended and restated certificate of incorporation and bylaws and Delaware law could make it more difficult for a third party to acquire us, even if doing so might be beneficial to our stockholders. Provisions of our amended and restated certificate of incorporation and bylaws impose various procedural and other requirements, which could make it more difficult for stockholders to effect certain corporate actions. For example, our amended and restated certificate of incorporation authorizes our board of directors to determine the rights, preferences, privileges and restrictions of unissued series of preferred stock, without any vote or action by our stockholders. Thus, our board of directors can authorize and issue shares of preferred stock with voting or conversion rights that could adversely affect the voting or other rights of holders of our common stock. These rights may have the effect of delaying or deterring a change of control of our company. In addition, a change of control of our company may be delayed or deterred as a result of our having three classes of directors. Additionally, Section 203 of the Delaware General Corporation Law provides that, subject to specified exceptions, a Delaware corporation shall not engage in business combinations with any entity that acquires enough shares of our common stock without the consent of our board of directors to be considered an "interested stockholder" under Delaware law for a three-year period following the time that the stockholder became an interested stockholder. These provisions could limit the price that certain investors might be willing to pay in the future for shares of our common stock. See "Description of Capital Stock."

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

This prospectus includes "forward-looking statements." These forward-looking statements include statements concerning our plans, objectives, goals, strategies, future events, future revenue or performance, capital expenditures, financing needs, plans or intentions relating to acquisitions, business trends and other information that is not historical information and, in particular, appear under the headings "Prospectus Summary," "Management's Discussion and Analysis of Financial Condition and Results of Operations," "Industry Overview" and "Business." When used in this prospectus, the words "estimates," "expects," "anticipates," "projects," "plans," "intends," "believes," "forecasts," or future or conditional verbs, such as "will," "should," "could" or "may," and variations of such words or similar expressions are intended to identify forward-looking statements. All forward-looking statements, including, without limitation, management's examination of historical operating trends and data are based upon our current expectations and various assumptions. Our expectations, beliefs and projections are expressed in good faith and we believe there is a reasonable basis for them. However, there can be no assurance that management's expectations, beliefs and projections will be achieved.

There are a number of risks and uncertainties that could cause our actual results to differ materially from the forward-looking statements contained in this prospectus. Important factors that could cause our actual results to differ materially from the forward-looking statements we make in this prospectus are set forth in this prospectus, including under the heading "Risk Factors." As stated elsewhere in this prospectus, such risks, uncertainties and other important factors include, among others:

•	our substantial leverage;

•	limitations on flexibility in operating our business contained in our debt agreements;

•	increases in interest rates as a result of our variable rate indebtedness;

•	pricing pressure from our customers;

•	technological change and innovation;

•	risks associated with our non-U.S. operations;

•	fluctuations in currency exchange rates;

•	high competition in the markets in which we operate;

•	adverse changes to environmental, health and safety regulations;

•	operating hazards in our production facilities;

•	inability to achieve expected cost savings;

•	difficulties in securing the raw materials we use;

•	our significant pension benefit obligations and the current underfunding of our pension plans;

•	our ability to realize the full value of our intangible assets;

•	our ability to attract and retain skilled employees, particularly research scientists, technical sales professionals and engineers;

•	our ability to protect our intellectual property rights; and

•	the possibility that our owners' interests will conflict with ours or yours.

There may be other factors that may cause our actual results to differ materially from the forward-looking statements.

All forward-looking statements attributable to us or persons acting on our behalf apply only as of the date of this prospectus and are expressly qualified in their entirety by the cautionary statements included in this prospectus. We undertake no obligation to update or revise forward-looking statements which may be made to reflect events or circumstances that arise after the date made or to reflect the occurrence of unanticipated events.

THE ACQUISITION

The following contains summaries of certain agreements between affiliates of Suez and Nalco Holdings that were entered into in connection with the Acquisition. Our current ownership structure is summarized on page 35.

General

On August 31, 2003, our subsidiary, Nalco Holdings, entered into a stock purchase agreement with two wholly-owned subsidiaries of Suez ("Sellers"), a French company. The stock purchase agreement provided for the acquisition by Nalco Holdings of all shares of stock in Ondeo Nalco Company and the Nalco International SAS Subsidiaries for $4,101.5 million in cash, after giving effect to direct costs of the Acquisition, closing date working capital and indebtedness purchase price adjustments and a post-closing working capital and indebtedness purchase price adjustment which was agreed to by us and Suez on March 25, 2004. The Transactions closed on November 4, 2003.

In connection with the Acquisition, funds controlled by The Blackstone Group ("Blackstone"), Apollo Management, L.P. ("Apollo") and GS Capital Partners ("GSCP" and together with Blackstone and Apollo, the "Sponsors") contributed $369.1 million, $369.1 million and $253.7 million, respectively, in exchange for a corresponding percentage of membership interests in Nalco Investment Holdings LLC. In connection with the Acquisition, Dr. William H. Joyce, our Chairman and Chief Executive Officer, contributed $10 million of cash equity to Nalco Investment Holdings LLC in exchange for a corresponding percentage of membership interests in Nalco Investment Holdings LLC. Following the Acquisition, the Sponsors and Dr. Joyce engaged in a series of transactions that ultimately resulted in the exchange of 100% of the membership interests in Nalco Investment Holdings LLC for membership interests in Nalco LLC, which is now our direct parent and the indirect parent of Nalco Investment Holdings LLC, Nalco Holdings and Nalco Company. In addition, in June 2004, William J. Roe, Bradley J. Bell, Mark L. Bosanko, Louis L. Loosbrock and certain other members of management invested approximately $8.6 million in Nalco LLC, which was contributed to Nalco Holdings in connection with the Nalco LLC 2004 Unit Plan, in exchange for certain membership interests in Nalco LLC. Dr. Joyce invested an additional $1.2 million in Nalco LLC in May 2004. See "Management—Nalco LLC Unit Plan." The Sponsors and members of management currently beneficially own 100% of our common stock as a result of their ownership of membership interests in Nalco LLC. Nalco Investment Holdings LLC contributed the Sponsors' and Dr. Joyce's equity received by it prior to the Acquisition to Nalco Holdings to partially fund the Acquisition.

As part of the Acquisition, Nalco Holdings made a cash contribution to a newly formed Delaware corporation, NI Acquisition Co., in exchange for 100% of NI Acquisition Co.'s capital stock, and purchased a portion of the common stock of Ondeo Nalco Company from a subsidiary of Suez and a portion of the capital stock of an existing U.S. subsidiary of Nalco Company that is a holding company for certain non-U.S. subsidiaries ("Non-U.S. Holdco"). Nalco Holdings used the remainder of the Sponsors' equity to pay a portion of the Acquisition transaction fees and related expenses. Ondeo Nalco Company used (1) borrowings under its new revolving credit facility, (2) borrowings under its new term loan A senior credit facility, (3) borrowings under its new term loan B senior credit facility and (4) proceeds from the offering of senior notes and senior subordinated notes to redeem all shares of common stock of Ondeo Nalco Company not held by Nalco Holdings, to redeem all shares of Ondeo Nalco Company's preferred stock and to pay all remaining fees and expenses related to the Transactions. The redeemed shares of preferred stock and common stock of Ondeo Nalco Company were cancelled, and as a result, Nalco Holdings became the direct owner of 100% of the outstanding capital stock of Ondeo Nalco Company. Ondeo Nalco Company was renamed Nalco Company in connection with the Transactions.

Immediately following the acquisition of Nalco Company, NI Acquisition Co. made a cash contribution to Non-U.S. Holdco in exchange for substantially all of the capital stock of Non-U.S. Holdco (excluding a small percentage that was retained by Nalco Company and a small percentage that is held by Nalco Holdings). Non-U.S. Holdco then purchased 100% of the capital stock of the Nalco International SAS Subsidiaries. In connection with the Acquisition, certain of Nalco Company's

non-U.S. subsidiaries were contributed to Non-U.S. Holdco such that, after completion of the steps of the Acquisition, Nalco Company owns approximately 78% of the equity of Non-U.S. Holdco with NI Acquisition Co. owning the remaining approximately 22%.

The Stock Purchase Agreement

The stock purchase agreement contains customary seller representations and warranties of the Sellers, customary buyer representations and warranties of Nalco Holdings and customary covenants and other agreements between the Sellers and Nalco Holdings.

The stock purchase agreement provides for indemnification for losses relating to specified events, circumstances and matters. The Sellers and Suez, as a guarantor of the Sellers' respective obligations, have agreed to indemnify us from certain liabilities, including:

•	any losses or damages arising from the inaccuracy or breach of any representation or warranty of the Sellers contained in the stock purchase agreement;

•	any losses or damages arising from breaches of the covenants and agreements made or to be performed by the Sellers pursuant to the stock purchase agreement;

•	losses or damages related to specified contingent earn-out liabilities and a specified contractual dispute;

•	specified tax losses or liabilities, including, among others, those associated with the business of the companies being acquired relating to specified tax amounts incurred on or prior to the Acquisition; and

•	losses or damages arising from the failures of the Sellers or their affiliates to comply with certain regulatory requirements in India.

The stock purchase agreement does not allow us to make a claim for indemnification for any loss or damage relating to a breach of a representation or warranty unless the losses or damages for any claim or series of related claims exceed $150,000 (other than for losses relating to specified representations and warranties). The Sellers' indemnification obligations with respect to breaches of representations and warranties are subject to a deductible for the first $30 million in damages (other than for losses relating to specified representations and warranties not subject to the deductible).

If we incur $30 million in damages as a result of breaches of representations and warranties contained in the stock purchase agreement that are subject to the deductible, the Sellers are required to indemnify us for half of the damages between $30 million and $60 million. The Sellers are required to indemnify us for the full amount of all such damages in excess of $60 million up to a $420 million cap (other than for losses arising from breaches of specified representations and warranties to which this cap does not apply). Suez has guaranteed the payment obligations of the Sellers under the indemnification provisions.

Nalco Holdings is also required to indemnify the Sellers from liabilities arising from specified matters, including the inaccuracy or breach of representations or warranties, other than certain specified representations and warranties, by Nalco Holdings in the stock purchase agreement and breaches by Nalco Holdings of its covenants and agreements in the stock purchase agreement. Nalco Holdings' indemnification obligations for breaches of representations and warranties are subject to the same minimum claim threshold, deductible mechanism and cap as the Sellers' indemnification obligations.

Some of these indemnification obligations for each of the Sellers and Nalco Holdings expire as early as April 2005, while others remain indefinitely.

Ancillary Agreements

In addition to the stock purchase agreement, the parties entered into agreements governing certain relationships among the parties after the closing of the Acquisition. These agreements include a noncompetition agreement, a reimbursement agreement relating to the Contribution Agreement between us and The Northern Trust Company, dated November 2, 1999, as amended, a guarantee by

Suez of Nalco Company's obligations to The Northern Trust Company, a sublease agreement relating to the sale-leaseback transaction of our headquarters in Naperville, Illinois, a transaction fee agreement and a monitoring fee agreement. See "Certain Relationships and Related Party Transactions" for descriptions of these agreements.

Our Sponsors

The Blackstone Group

The Blackstone Group is a leading investment and advisory firm founded in 1985, with offices in New York, London and Hamburg. Blackstone manages the largest institutional private equity fund ever raised, a $6.5 billion fund raised in 2002. Since it began private equity investing in 1987, Blackstone has raised more than $14 billion in five funds and has invested in over 70 companies. In addition to private equity investments, Blackstone's core businesses include real estate investments, corporate debt investments, asset management, merger and acquisition advisory services, and restructuring and reorganization advisory services.

Apollo Management

Apollo Management, L.P., a private investment firm founded in 1990, has over 30 professionals in New York, Los Angeles and London. Since its inception, Apollo has managed the investment of an aggregate of approximately $17 billion in equity capital, including $13 billion invested in corporate transactions, in a wide variety of industries, both domestically and internationally. Current corporate investments are being made out of Apollo Investment Fund V, a $3.8 billion fund raised in 2002.

GS Capital Partners

GS Capital Partners, 2000 L.P. is the current primary investment vehicle of Goldman, Sachs & Co. for making privately negotiated equity investments. Since 1982, private equity funds affiliated with Goldman, Sachs & Co. have invested or committed to invest over $14 billion in over 500 companies. In total, Goldman, Sachs & Co. has raised approximately $28 billion for equity and mezzanine investments in corporate and real estate opportunities worldwide. The current GS Capital Partners fund and its family of funds was formed in July 2000 with total committed capital of $5.25 billion, $1.6 billion of which was committed by Goldman, Sachs & Co. and its employees, with the remainder committed by institutional and individual investors.

Ownership Structure

The chart below summarizes our ownership and corporate structure.

(1)	$694.0 million principal amount at maturity. Nalco Finance Holdings LLC received $445.8 million gross proceeds. The senior discount notes had an accreted value of $463.6 million as of June 30, 2004.

(2)	Certain U.S. subsidiaries do not provide guarantees of Nalco Company's indebtedness.

(3)	The revolving credit facility provides for borrowings of up to $250.0 million. As of June 30, 2004, we had no outstanding borrowings under the revolving credit facility. As of June 30, 2004, $34.7 million of standby letters of credit were outstanding under the revolving credit facility. $100.0 million of the revolving credit facility can be made available for borrowings by certain non-U.S. subsidiaries in euros.

(4)	As of June 30, 2004, $1,410.0 million of term loan borrowings were outstanding under our senior credit facilities, including the dollar equivalent of €64.2 million of term loan A borrowings. On June 25, 2004, we repaid $92.0 million of term loan borrowings with proceeds from our new receivables facility.

(5)	Includes $665 million of senior dollar notes, $465 million of senior subordinated dollar notes and the U.S. dollar equivalent of €200 million of senior euro notes and €200 million of senior subordinated euro notes.

(6)	On June 25, 2004 Nalco Company entered into a receivables facility that provides up to $100 million in funding from a commercial paper conduit sponsored by one of the lenders under the senior credit facility. At closing, we received $92.0 million of proceeds, which we used to repay term loans under the senior credit facilities. As of June 30, 2004 Nalco Company had $92.0 million of borrowings outstanding under the receivables facility.

USE OF PROCEEDS

We estimate that our net proceeds from the sale of 44,444,444 shares of common stock being offered hereby, after deducting underwriting discounts and estimated offering expenses, will be approximately $753.0 million, assuming the shares are offered at $18.00 per share, which is the mid-point of the estimated offering price range set forth on the cover page of this prospectus. We intend to use:

•	approximately $576.1 million of the net proceeds to pay a dividend that will be declared prior to the consummation of this offering and is payable promptly following the consummation of this offering to Nalco LLC, our direct parent company and sole stockholder on the record date of the dividend; and

•	approximately $176.9 million to redeem a portion of the $694.0 million aggregate principal amount at maturity of 9.0% senior discount notes due 2014 issued by our subsidiaries, Nalco Finance Holdings LLC and Nalco Finance Holdings Inc., including the payment of the applicable redemption premium.

These amounts are based on the accreted value of the senior discount notes as of June 30, 2004. The actual amount we pay to redeem the notes may increase, and the dividend to Nalco LLC may decrease, to the extent the accreted value on the date of redemption exceeds the accreted value as of June 30, 2004.

We intend to use the proceeds from any shares sold pursuant to the underwriters' option to purchase additional shares, less the underwriting discount, to pay an additional dividend of up to $113.4 million to Nalco LLC, assuming the shares are offered at $18.00 per share, which is the mid-point of the estimated offering price range set forth on the cover page of this prospectus, that will be declared prior to the consummation of this offering and that will be limited to net proceeds we actually receive from the sale of such shares.

Nalco LLC has informed us that it intends to use the proceeds from this offering that it receives from us to redeem units of Nalco LLC held by the Sponsors on a pro rata basis, based on their current ownership levels. See "Principal Stockholder and Beneficial Owners."

The proceeds received by our subsidiary, Nalco Company, from the offering of senior notes and senior subordinated notes were used, together with related financings described elsewhere in this prospectus, to finance the Acquisition and to pay related transaction fees and expenses incurred in connection with the Transactions. One of our subsidiaries used the proceeds from the senior discount notes offering to make a return of capital distribution of approximately $446.9 million to its parent, Nalco Investment Holdings LLC, which in turn made a return of capital distribution to the Sponsors, and to pay related transaction fees and expenses incurred in connection with the offering. See "Description of Indebtedness" for a description of the interest rates and the maturity dates of the senior discount notes.

DIVIDEND POLICY

Immediately prior to the consummation of this offering, we intend to declare four dividends, which will be payable to Nalco LLC, our direct parent company and sole stockholder immediately prior to this offering and on the record date to be set for these dividends.

•	The first dividend will be a dividend of 90,175,916 shares of our common stock and a warrant to purchase, for $0.01 per share, up to 6,693,513 shares of our common stock and will be issued immediately prior to the consummation of this offering.

•	The second dividend will be a cash dividend of $576.1 million, assuming the shares are offered at $18.00 per share, which is the mid-point of the estimated offering price range set forth on the cover page of this prospectus, which we will pay from the net proceeds from this offering immediately following consummation of this offering.

•	The third dividend will be a cash dividend of up to $113.4 million, assuming the shares are offered at $18.00 per share, which is the mid-point of the estimated offering price range set forth on the cover page of this prospectus, pursuant to which we will pay Nalco LLC all of the proceeds we receive from any shares sold pursuant to the underwriters' option to purchase additional shares, less the underwriting discounts.

•	The fourth dividend will be a stock dividend of up to 6,666,667 shares of our common stock pursuant to which we will dividend to Nalco LLC shortly after the expiration of the underwriters' option to purchase additional shares (assuming the option is not exercised in full) the number of shares equal to (x) the number of additional shares the underwriters have an option to purchase minus (y) the actual number of shares the underwriters purchase from us pursuant to that option.

Other than the dividends to Nalco LLC described above, we do not currently intend to pay any cash dividends on our common stock, and instead intend to retain earnings, if any, for future operations and debt reduction. The amounts available to us to pay cash dividends will be restricted by our subsidiaries' debt agreements. Under Nalco Company's senior credit agreement, neither Nalco Holdings nor its subsidiaries may pay dividends or otherwise transfer their assets to us. The indentures governing the senior discount notes and Nalco Company's senior notes and senior subordinated notes also limit our ability to pay dividends. Any decision to declare and pay dividends in the future will be made at the discretion of our board of directors and will depend on, among other things, our results of operations, cash requirements, financial condition, contractual restrictions and other factors that our board of directors may deem relevant.

CAPITALIZATION

The following table sets forth our cash and cash equivalents and capitalization as of June 30, 2004 (1) on an actual basis and (2) on an as-adjusted basis to reflect:

•	The issuance of 90,175,916 shares to Nalco LLC immediately prior to the consummation of this offering;

•	the sale of approximately 44,444,444 shares of our common stock in this offering at an assumed initial public offering price of $18.00 per share, the mid-point of the estimated price range shown on the cover page of this prospectus, after deducting underwriting discounts and estimated offering expenses;

•	the issuance of an additional 6,666,667 shares of our common stock to Nalco LLC, assuming that the underwriters do not exercise their option to purchase additional shares; and

•	the application of the net proceeds as described in "Use of Proceeds."

You should read the information in this table in conjunction with our financial statements and the notes to those statements appearing elsewhere in this prospectus and "Selected Historical Financial Data," "Unaudited Pro Forma Financial Information" and "Management's Discussion and Analysis of Financial Condition and Results of Operations."

	As of June 30, 2004
	Actual	As Adjusted(1)
	(unaudited)
	(dollars in millions)
Cash and cash equivalents	$98.9	$98.9
Debt of subsidiaries:
Senior credit facilities:
Revolving credit facility of Nalco Company(2)	$––	$35.0
Term loan A facility of Nalco Company(3)	224.0	224.0
Term loan B facility of Nalco Company	1,186.0	1,186.0
Senior notes of Nalco Company(4)	908.2	908.2
Senior subordinated notes of Nalco Company(4)	708.2	708.2
Senior discount notes of Nalco Finance Holdings LLC and Nalco Finance Holdings Inc	467.6	303.9
Receivables facility of Nalco Company(5)	92.0	92.0
Other debt(6)	48.0	48.0
Total debt of subsidiaries	3,634.0	3,505.3
Stockholders' equity:
Common stock, par value $0.01 per share, 500,000,000 shares authorized, actual and as adjusted, 100 shares issued and outstanding, actual, and 141,287,127 shares issued and outstanding, as adjusted(7)	—	—
Additional paid-in capital	564.8	741.7
Accumulated deficit	(148.4)	(202.4)
Accumulated other comprehensive earnings	28.6	28.6
Total stockholders' investment	445.0	567.9
Total capitalization	$4,079.0	$4,073.2

(1)	Adjusted to reflect (i) the issuance of 90,175,916 shares to Nalco LLC immediately prior to the consummation of this offering, (ii) the sale of 44,444,444 shares of our common stock in this offering at an assumed initial public offering price of $18.00 per share, the mid-point of the estimated price range shown on the cover page of this prospectus, after deducting underwriting discounts and estimated offering expenses, (iii) the issuance of an additional 6,666,667 shares of our common stock to Nalco LLC, assuming that the underwriters do not exercise their option to purchase additional shares and (iv) the utilization of the proceeds received in this offering to pay a $576.1 million dividend to Nalco LLC, to redeem $162.3 million of the accreted value of the senior discount notes, plus a redemption premium, and for general corporate purposes.

(2)	The revolving credit facility provides for borrowings of up to $250.0 million. As of June 30, 2004, $34.7 million of standby letters of credit were outstanding under the revolving credit facility. $100 million of the revolving credit facility can be made available for borrowings by certain non-U.S. subsidiaries in euros. The as-adjusted amount includes borrowings of $35.0 million we intend to make under our revolving credit facility to pay affiliates of the Sponsors a termination fee in connection with our anticipated termination of their obligation to provide us with services under our monitoring fee agreement.

(3)	Includes the U.S. dollar equivalent of €64.2 million of term loan A borrowings.

(4)	Includes the U.S. dollar equivalent of €200 million of senior notes and €200 million of senior subordinated notes.

(5)	On June 25, 2004 Nalco Company entered into a receivable facility that provides up to $100 million in funding from a commercial paper conduit sponsored by one of the lenders under the senior credit facility. At closing, we received $92.0 million of proceeds, which we used to repay term loans under the senior credit facilities. As of June 30, 2004 Nalco Company had $92.0 million of borrowings outstanding under the receivable facility.

(6)	Includes $27.8 million aggregate principal amount of 6¼% notes due 2008 issued by Nalco Chemical Company (which is now known as Nalco Company), $4.3 million of indebtedness of certain non-U.S. subsidiaries and $15.9 million of short-term bank overdrafts.

(7)	The amount does not include shares of our common stock that are reserved for issuance (i) pursuant to the warrant that we intend to issue to Nalco LLC immediately prior to the consummation of this offering and (ii) pursuant to the Nalco Holding Company 2004 Stock Incentive Plan.

DILUTION

Dilution is the amount by which the offering price paid by the purchasers of the common stock to be sold in this offering will exceed the net tangible book value per share of common stock after the offering. The net tangible book value per share presented below is equal to the amount of our total tangible assets (total assets less intangible assets) less total liabilities as of June 30, 2004, divided by the number of shares of our common stock that would have been held by Nalco LLC had (1) the dividend of 90,175,916 shares that we expect to make immediately prior to the consummation of this offering been made and (2) the additional dividend of 6,666,667 shares of our common stock that we expect to issue to Nalco LLC shortly after the expiration of the underwriters' option to purchase additional shares, assuming no exercise of that option been made as of June 30, 2004. As of June 30, 2004, we had a net tangible book deficit of $3,214.0 million, or $33.19 per share. On a pro forma basis, after giving effect to:

•	the sale of 44,444,444 shares of common stock in this offering at an assumed initial public offering price of $18.00 per share, the mid-point of the price range on the cover of this prospectus, after deducting underwriting discounts;

•	the payment of the $576.1 million dividend that we intend to declare prior to the consummation of this offering to Nalco LLC, our direct parent and sole stockholder prior to the consummation of this offering; and

•	the effect of the other pro forma adjustments;

our pro forma net tangible book value as of June 30, 2004 would have been a deficit of $3,091.1 million, or $21.88 per share of common stock. This represents an immediate increase in net tangible book value (or a decrease in net tangible book deficit) of $11.31 per share to Nalco LLC and an immediate dilution in net tangible book value of $39.88 per share to new investors.

The following table illustrates this dilution on a per share basis:

Assumed initial public offering price per share		$18.00
Net tangible book deficit per share at June 30, 2004	$(33.19)
Increase in net tangible book value per share attributable to new investors	$11.31
Pro forma net tangible book deficit per share after the offering		(21.88)
Dilution per share to new investors		$39.88

We will reduce the number of shares that we will issue to Nalco LLC in the second stock dividend described above by the number of shares sold to the underwriters pursuant to their option to purchase additional shares. We will also pay Nalco LLC a cash dividend equal to all net proceeds we receive from any such sale to the underwriters. As a result, our pro forma net tangible book value will not be affected by the underwriters' exercise of their option to purchase shares.

The following table summarizes, on the same pro forma basis as of June 30, 2004, the total number of shares of common stock purchased from us (including shares that will be issued to Nalco LLC immediately prior to the consummation of this offering and the second stock dividend described above), the total consideration paid to us and the average price per share paid by Nalco LLC and by new investors purchasing shares in this offering:

	Shares Purchased		Total Consideration		Average Price Per Share
	Number	Percent	Amount	Percent
Nalco LLC(1)	96,842,683	69%	$1,010,174,500	56%	$10.43
New investors	44,444,444	31%	800,000,000	44%	18.00
Total	141,287,127	100%	$1,810,174,500	100%	$12.81

(1)	Total consideration and average price per share paid by Nalco LLC do not give effect to the $446.9 million distribution made to Nalco LLC in January 2004 using proceeds from the senior discount notes offering and the $576.1 million dividend we intend to distribute to Nalco LLC in connection with this offering. If the table were adjusted to give effect to these payments, Nalco LLC's total consideration for its shares would be $(12,837,077), with an average share price of $(0.13).

The number of shares held by Nalco LLC will be reduced to the extent the underwriters exercise their option to purchase additional shares. If the underwriters fully exercise their option, Nalco LLC will own a total of 90,176,016 shares, or approximately 64% of our total outstanding shares, which will increase the average price paid by Nalco LLC per share to $11.20 (or, after giving effect to the January 2004 distribution and the cash dividends contemplated in connection with this offering, decrease the average price paid by Nalco LLC per share to $(1.40)).

The tables and calculations above assume no exercise of the outstanding warrant. Immediately prior to the consummation of this offering, we plan to issue a warrant to Nalco LLC to purchase up to 6,693,513 shares of our common stock for $0.01 per share. To the extent that this warrant is exercised, there will be further dilution to new investors. See "Management—Nalco LLC Unit Plan" and "Certain Relationships and Related Party Transactions—Warrant."

UNAUDITED PRO FORMA FINANCIAL INFORMATION

The following unaudited pro forma financial information is based on the audited consolidated and combined financial statements of Nalco Holding Company and its subsidiaries and the unaudited consolidated and combined financial statements of Nalco Holding Company and its subsidiaries appearing elsewhere in this prospectus as adjusted to illustrate the estimated pro forma effects, as applicable, of the Transactions, the senior discount notes offering and this offering. The unaudited pro forma financial information should be read in conjunction with the consolidated and combined financial statements of Nalco Holding Company and other financial information appearing elsewhere in this prospectus, including "Management's Discussion and Analysis of Financial Condition and Results of Operations."

The unaudited pro forma balance sheet data give effect to this offering and the application of the estimated net proceeds therefrom as if it had occurred on June 30, 2004. The unaudited pro forma statement of operations data for the six months ended June 30, 2004 and for the year ended December 31, 2003 give effect to the Transactions, the senior discount notes offering and this offering and the application of the estimated net proceeds therefrom, in each case, as if they had occurred on January 1, 2003. The pro forma weighted average shares used to calculate pro forma basic net income (loss) per share give effect to the stock dividends to Nalco LLC and the shares expected to be issued in this offering. Since we had a pro forma net loss for the year ended December 31, 2003 and the six months ended June 30, 2004, the shares issuable pursuant to the warrant would have an antidilutive effect, and as a result have been excluded from the computation of pro forma diluted net income (loss) per share.

The unaudited pro forma adjustments are based upon available information and certain assumptions that we believe are reasonable. We have engaged independent appraisers to assist in determining the fair values of tangible and intangible assets acquired in the Acquisition; including property, plant and equipment, purchased in-process research and development, tradenames, trademarks, developed technology and customer relationships. We have received preliminary values from the appraisers; however, the final appraisals are not yet complete. We have allocated the total purchase price to the assets and liabilities using estimates of their fair values, based on work performed to date by independent appraisers and actuaries assisting us in determining the fair value of a significant portion of these assets and liabilities, including property, plant and equipment, intangible assets and pension and other post-retirement benefit (OPEB) assets and liabilities. Thus, we have not yet completed the allocation of purchase price and may make further adjustments to the preliminary allocations in subsequent periods.

The unaudited pro forma statements of operations data do not reflect certain charges that we have recorded following the closing of the Transactions. These charges include (1) a non-cash charge for the manufacturing profit added to inventory under purchase accounting which was charged to cost of sales as this inventory was sold in the first three quarters after closing and (2) the one-time costs related to the unused financing commitments which were charged to expense immediately upon closing of the Transactions. The unaudited pro forma statements of operations data do reflect the one time charges for purchased in-process research and development of $122.3 million that was charged to expense in the six months ended June 30, 2004. In addition, the unaudited pro forma statements of operations data reflect the results of Ondeo Nalco South Africa. In October 2003, Ondeo Nalco Group sold its majority interest in this entity to the minority shareholder for $14.0 million. See "Management's Discussion and Analysis of Financial Condition and Results of Operations—Business Combinations, Acquisitions and Divestitures".

The unaudited pro forma financial information is for informational purposes only and is not intended to represent or be indicative of the consolidated results of operations or financial position that we would have reported had the Transactions, the senior discount notes offering and this offering been completed as of the dates presented, and should not be taken as representative of our future consolidated results of operations or financial position.

NALCO HOLDING COMPANY
UNAUDITED PRO FORMA BALANCE SHEET
AS OF JUNE 30, 2004

	Historical	Offering Adjustments		Pro Forma
		(dollars in millions)
Assets
Current assets:
Cash and cash equivalents	$98.9	$—		$98.9
Accounts receivable	498.3	—		498.3
Inventories	278.1	—		278.1
Prepaid expenses, taxes and other current assets	93.2	(5.5	)(l)	87.7
Total current assets	968.5	(5.5)		963.0

Property, plant, and equipment, net	831.5	—		831.5
Goodwill	2,305.5	—		2,305.5
Other intangibles, net	1,353.5	—		1,353.5
Other assets	395.8	(0.3	)(a)	395.5
Total assets	$5,854.8	$(0.3)		$5,849.0

Liabilities and equity
Accounts payable	$187.7	$—		$187.7
Short-term debt	17.5	—		17.5
Other current liabilities	292.7	—		292.7
Total current liabilities	497.9	—		497.9

Long-term debt	3,616.5	(128.7	)(a)	3,487.8
Deferred income taxes	588.2	—		588.2
Accrued pension benefits	391.6	—		391.6
Other liabilities	303.3	—		303.3

Minority interest	12.3	—		12.3
Stockholders' equity	445.0	122.9	(b)	567.9
Total liabilities and equity	$5,854.8	$(5.8)		$5,849.0

See accompanying notes to unaudited pro forma financial information.

NALCO HOLDING COMPANY
UNAUDITED PRO FORMA STATEMENT OF OPERATIONS DATA
FOR THE YEAR ENDED DECEMBER 31, 2003

	Predecessor Historical	Successor Historical	Transactions and Senior Discount Notes Offering Adjustments		Offering Adjustments		Pro Forma
	(in millions, except per share data)
Net sales	$2,306.5	$460.1	$—		$—		$2,766.6

Operating Costs and Expenses:
Cost of products sold	1,128.0	250.5	(20.1	)(c)	—		1,358.4
Selling, administrative and research expenses	885.3	173.4	(9.7	)(d)	—		1,049.0
Impairment of goodwill	244.4	—	—		—		244.4
Amortization of intangible assets	68.9	15.4	9.2	(e)	—		93.5
Business optimization expenses	20.3	0.8	—		—		21.1
Operating expenses	2,346.9	440.1	(20.6)		—		2,766.4

Operating earnings (loss)	(40.4)	20.0	20.6		—		0.2

Other income (expense), net	(19.3)	(3.5)	2.9	(f)	1.8	(l)	(18.1)
Interest income	7.1	0.6	9.2	(g)			16.9
Interest expense	(32.7)	(49.6)	(167.8	)(h)	13.2	(j)(l)	(236.9)
Earnings (loss) before income taxes	(85.3)	(32.5)	(135.1)		15.0		(237.9)

Income tax (provision) benefit	(68.7)	8.3	39.4	(i)	(0.3	)(l)	(21.3)
Minority interests	(4.2)	0.1	—		—		(4.1)
Net income (loss)	$(158.2)	$(24.1)	$(95.7)		$14.7		$(263.3)

Basic and diluted net income (loss) per share (k):
Net income (loss) per share							$(1.86)
Weighted average shares							141.3

See accompanying notes to unaudited pro forma financial information.

NALCO HOLDING COMPANY
UNAUDITED PRO FORMA STATEMENT OF OPERATIONS DATA
FOR THE SIX MONTHS ENDED JUNE 30, 2004

	Historical	Transactions and Senior Discount Notes Offering Adjustments		Offering Adjustments		Pro Forma
	(in millions, except per share data)
Net sales	$1,453.7	$—		$—		$1,453.7

Operating Costs and Expenses:
Cost of products sold	733.7	(14.5	)(c)	—		719.2
Selling, administrative and research expenses	527.8	—		—		527.8
Amortization of intangible assets	49.1	—		—		49.1
In-process research and development	122.3	—		—		122.3
Business optimization expenses	—	—		—		—
Operating expenses	1,432.9	(14.5)		—		1,418.4

Operating earnings (loss)	20.8	14.5				35.3

Other income (expense), net	(5.3)	—		5.7	(l)	0.4
Interest income	5.4	—		—		5.4
Interest expense	(123.7)	(4.1	)(h)	7.2	(j)(l)	(120.6)
Earnings (loss) before income taxes	(102.8)	10.4		12.9		(79.5)

Income tax (provision) benefit	(19.6)	(5.5	)(i)	(1.9	)(l)	(27.0)
Minority interests	(1.9)	—		—		(1.9)
Net income (loss)	$(124.3)	$4.9		$11.0		$(108.4)

Basic and diluted net income (loss) per share (k):
Net income (loss) per share						$(0.77)
Weighted average shares						141.3

See accompanying notes to unaudited pro forma financial information.

NALCO HOLDING COMPANY
NOTES TO UNAUDITED PRO FORMA FINANCIAL INFORMATION

(a)	Reflects the assumed use of the proceeds from this offering to redeem $162.3 million accreted value of our senior discount notes and the related estimated non-cash write-off of $1.4 million of premium. Proceeds are also assumed to be used to pay $14.6 million of redemption premium, and it is also assumed that we will record a non-cash charge of $0.3 million for unamortized deferred debt issuance costs. See "Use of Proceeds" and note (l).

(b)	Reflects the assumed gross proceeds of $800.0 million from the issuance of new shares, net of estimated fees and expenses of $47.0 million. Approximately $576.1 million of the net proceeds from this offering is assumed to be used to pay a dividend to Nalco LLC, our direct parent company and sole stockholder. In addition, we will take one-time charges for the premiums and deferred debt issuance costs described in note (a) and the one-time charge associated with the termination of the monitoring services as described in note (l) below.

(c)	Reflects the net adjustment to cost of products sold resulting from non-recurring adjustments to inventory value and increased depreciation costs resulting from purchase accounting as follows (in millions):

	Year Ended December 31, 2003	Six Months Ended June 30, 2004
Inventory step-up (1)	$21.2	$14.5
Depreciation expense (2)	(1.1)	—
Net adjustment to cost of products sold	$20.1	$14.5

(1)	Reflects the $21.2 million ($13.1 million after tax) and $14.5 million ($9.0 million after tax) one-time non-cash charge to cost of sales that we incurred as a portion of the capitalized manufacturing profit added to inventory under purchase accounting and was sold in the period November 4 to December 31, 2003 and the six months ended June 30, 2004, respectively.

(2)	Represents the increase in depreciation expense for the year ended December 31, 2003 from our preliminary allocation of purchase price to property, plant and equipment acquired based on preliminary independent appraisals as follows (in millions):

	Cost of Products Sold	Selling, Administrative and Research Expenses	Total
Pro forma depreciation	$70.6	$43.9	$114.5
Less historical depreciation	(69.5)	(54.8)	(124.3)
Pro forma adjustment	$1.1	$(10.9)	$(9.8)

Buildings are depreciated over estimated average remaining useful lives of 20 years, machinery and equipment over estimated average remaining useful lives of 8 years and computer software over estimated average remaining useful lives of 2 years.

(d)	Reflects the net adjustment to selling, administrative and research expenses for the sublease that we entered into with Suez in November 2003, decreased depreciation and pensions and other postretirement benefits (OPEB) expenses resulting from purchase accounting, and the elimination of charges to Suez as follows (in millions):

Year Ended December 31, 2003
Sublease rent expense (1)	$(8.7)
Depreciation expense (2)	10.9
Pension and OPEB expense reduction (3)	7.9
Charges to Suez (4)	(0.4)
Net adjustment to selling, administrative and research expenses	$9.7

(1)	In December 2002, we entered into a sale-leaseback of our Naperville, Illinois headquarters and research facility that was treated as a financing lease for accounting purposes. Concurrent with the Acquisition, on November 4, 2003, we assigned the lease to another Suez subsidiary that subleased the property back to us. We account for the sublease as an operating lease. This adjustment represents the increase in rent expense that we would have incurred had the sublease of our Naperville, Illinois headquarters and research facility been in place at January 1, 2003.

(2)	Represents the decrease in depreciation expense from our preliminary allocation of purchase price to the property, plant and equipment acquired based on preliminary independent appraisals. See note (c)(2) above.

(3)	Reflects the decrease to pension and other postretirement benefits (OPEB) expense resulting from the elimination of amortization of unrecognized actuarial losses, prior service costs and transition obligations and assets under purchase accounting. See note 15 to the audited consolidated and combined financial statements of Nalco Holding Company and Subsidiaries for the year ended December 31, 2003.

(4)	Represents amounts charged to Suez and its affiliates for tax planning and compliance and treasury administration in North America that reduced our administrative expenses on a historical basis. These fees were terminated as a result of the Transactions.

(e)	Represents the increase in amortization expense from our preliminary allocation of purchase price to the intangible assets acquired based on preliminary independent appraisals.

(f)	Represents $2.9 million of management fees that Suez and its affiliates charged to us on a historical basis for general corporate overhead. These fees were terminated as a result of the Transactions. See note (l).

(g)	We are currently obligated to make contributions pursuant to a contribution agreement between us and the Northern Trust Company, dated as of November 2, 1999. Contributions that we make to our Profit Sharing and Savings Plan satisfy these contribution obligations. The contribution agreement contains a change of control provision that would have been triggered by the Acquisition. Suez executed a guarantee in favor of the trustee of the trust so that the contributions under the contribution agreement were not accelerated. As of the closing of the Acquisition, Suez executed a reimbursement agreement with us that provides that Suez will reimburse us for all profit sharing and 401(k) matching contributions that we or one of our affiliates makes to our Profit Sharing and Savings Plan trust that satisfy its obligations under the contribution agreement. The reimbursement agreement further provides that if the credit rating of Suez falls below a level that is acceptable to the trustee of the trust, Suez or one of its affiliates will provide a letter of credit or other additional financial support acceptable to the trustee in addition to the guarantee. At December 31, 2003 the present value of the contribution obligations receivable was $112.7 million using the 8.5% discount rate specified in the contribution agreement. This adjustment represents interest income on the reimbursement receivable from Suez using the specified 8.5% rate.

(h)	Reflects pro forma interest expense resulting from the Transactions and the senior discount notes offering as follows (in millions):

	Year Ended December 31, 2003	Six Months Ended June 30, 2004
Senior credit facility (1)	$60.2	$—
Senior notes (2)	71.1	—
Senior subordinated notes (2)	64.0	—
Assumed debt (3)	2.7	—
Commitment fees (4)	1.2	—
Total cash interest expense	199.2	—

Senior discount notes (5)	40.6	21.8
Amortization of capitalized debt issuance costs (6)	10.3	—
Total pro forma interest expense	250.1	21.8
Less historical interest expense - Predecessor	(32.7)	—
Less historical interest expense - Successor	(49.6)	(17.7)
Net adjustment to interest expense	$167.8	$4.1

(1)	Reflects pro forma cash interest expense on our new senior credit facility at an assumed interest rate of LIBOR (assumed 1.20%) plus 2.5%. See note (l).

(2)	Reflects pro forma interest expense on the dollar and euro senior notes at a fixed interest rate of 7.75%, on the dollar senior subordinated notes at a fixed interest rate of 8.875% and on the euro senior subordinated notes at a fixed interest rate of 9.0%.

(3)	Reflects pro forma cash interest expense on our $27.8 million aggregate principal amount of 6¼% notes using a fixed interest rate of 6.25% and on $25.3 million of other assumed debt (including bank overdrafts) of non-U.S. subsidiaries at an assumed blended rate of 3.8%.

(4)	Reflects commitment fees of 0.50% on an assumed $235.0 million average undrawn balance under the revolving credit facility.

(5)	Reflects pro forma non-cash interest expense on the senior discount notes at a fixed interest rate of 9.0%, net of amortization of premiums. Interest on the notes accrues semi-annually.

(6)	Reflects non-cash amortization of capitalized debt issuance costs over the term of the related facility (six years for the revolving credit facility and term loan A facility, seven years for term loan B facility, eight years for the senior notes and ten years for the senior subordinated and senior discount notes).

A 1/8% change in interest rates would have an approximately $2 million effect on pro forma interest expense under the senior credit facility.

(i)	Represents the tax effect of the taxable pro forma adjustments calculated at a 38% effective statutory rate.

(j)	Represents the elimination of the non-cash interest expense, net of amortization of premium, and non-cash amortization of capitalized debt issuance cost related to the redemption of the senior discount notes. See note (a) above and "Use of Proceeds."

(k)	Net income (loss) per share is calculated by dividing net income (loss) by the weighted average shares outstanding. Net income (loss) per share is not applicable for the historical Predecessor periods as there were no shares outstanding during those periods. Unaudited pro forma basic and diluted earnings per share have been calculated in accordance with the SEC rules for initial public offerings. These rules require that the weighted average share calculation give retroactive effect to any changes in our capital structure as well as the number of shares whose sale proceeds will be used to repay any debt as reflected in the pro forma adjustments. Therefore, pro forma weighted average shares for purposes of the unaudited pro forma basic net income (loss) per share calculation has been adjusted to reflect (1) the dividend of 90,175,916 shares to Nalco LLC immediately prior to the consummation of this offering, (2) the sale of 44,444,444 shares in this offering and (3) the dividend of 6,666,667 additional shares to Nalco LLC shortly after the expiration of the underwriters' option to purchase additional shares, assuming no exercise of that option. Since we had a pro forma net loss for the year ended December 31, 2003 and the six months ended June 30, 2004, 5,020,120 shares issuable pursuant to the warrant that would have an antidilutive effect have been excluded from the computation of pro forma diluted net income (loss) per share. See "Management—Nalco LLC Unit Plan" and "Certain Relationships and Related Party Transactions—Warrant."

(l)	In connection with this offering, we intend to amend and restate our monitoring fee agreement with affiliates of the Sponsors in order to, among other things, terminate the monitoring services provided to us by the Sponsors' affiliates. We expect to pay the Sponsors' affiliates a termination fee of $35.0 million, which we intend to fund through borrowings under our revolving credit facility. See "Certain Relationships and Related Party Transactions—Monitoring Fee Agreement/Sponsor Services Agreement." The unaudited pro forma balance sheet and statements of operations reflect the impact of the monitoring fee agreement termination, including (1) the elimination of the monitoring fee expense included in other income (expense), net of $1.8 million for the period from November 1, 2003 through December 31, 2003 and $5.7 million for the six months ended June 30, 2004, (2) the elimination of $5.5 million of prepaid expenses associated with the monitoring fee agreement as of June 30, 2004 and recorded in prepaid expenses, taxes and other current assets, (3) the incremental long-term debt of $35.0 million and interest expense (net of reduction of the commitment fee) associated with the amount drawn under the revolving credit facility of $1.1 million and $(0.6) million for the year ended December 31, 2003 and the six months ended June 30, 2004, respectively and (4) the related tax impact.

SELECTED HISTORICAL FINANCIAL DATA

The Successor financial statements include the consolidated audited financial statements of Nalco Holding Company and its subsidiaries and the unaudited consolidated and combined financial statements of Nalco Holding Company and its subsidiaries.

The Predecessor financial statements include the combined financial statements of Ondeo Nalco Group, which include the consolidated financial statements of Ondeo Nalco Company and the combined financial statements of the Nalco International SAS Subsidiaries.

The following selected historical financial data has been derived from the unaudited consolidated and combined financial statements of Nalco Holding Company and its subsidiaries as of and for the six months ended June 30, 2004 and 2003 and the audited consolidated and combined financial statements of Nalco Holding Company and its subsidiaries as of December 31, 2003 and 2002 and for the periods from January 1, 2001 to December 31, 2001, January 1, 2002 to December 31, 2002, January 1, 2003 to November 3, 2003 and November 4, 2003 to December 31, 2003 that (other than in the case of the unaudited consolidated and combined financial statements as of June 30, 2003) are included elsewhere in this prospectus. The selected historical financial data as of December 31, 2001 and as of and for the years ended December 31, 2000 and December 31, 1999 has been derived from our unaudited internal financial reporting to Suez.

You should read the following data in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations" and the consolidated and combined financial statements included elsewhere in this prospectus.

	Predecessor					Successor	Predecessor	Successor
	Year Ended December 31,				January 1 through November 3, 2003	November 4, 2003 through December 31, 2003	Six Months Ended June 30, 2003	Six Months Ended June 30, 2004
	1999 (1)	2000 (1)	2001	2002
	(unaudited)	(unaudited)					(unaudited)	(unaudited)
	(dollars and per share data in millions)
Statement of Operations Data:
Net sales	$601.2	$2,147.1	$2,619.7	$2,644.3	$2,306.5	$460.1	$1,352.7	$1,453.7
Operating costs and expenses:
Cost of product sold			1,283.8	1,281.8	1,128.0	250.5	654.9	733.7
Selling, administrative, and research expenses			1,022.7	973.6	885.3	173.4	531.1	527.8
Impairment of goodwill (2)			—	—	244.4	—	244.4	—
Amortization of intangible assets (2)			171.3	89.2	68.9	15.4	41.3	49.1
Purchased in-process research and development			1.3	—	—	—	—	122.3
Business optimization expenses (3)			172.3	32.8	20.3	0.8	9.7	—
Operating expenses	868.4	2,156.5	2,651.4	2,377.4	2,346.9	440.1	1,481.4	1,432.9
Operating earnings (loss)	(267.2)	(9.4)	(31.7)	266.9	(40.4)	20.0	(128.7)	20.8
Other income (expense), net (4)			(15.1)	0.7	(19.3)	(3.5)	(0.2)	(5.3)
Interest income			8.8	7.8	7.1	0.6	4.3	5.4
Interest expense			(44.4)	(38.5)	(32.7)	(49.6)	(19.5)	(123.7)
Earnings (loss) before income taxes			(82.4)	236.9	(85.3)	(32.5)	(144.1)	(102.8)
Income tax (provision) benefit			1.8	(105.2)	(68.7)	8.3	(40.6)	(19.6)
Minority interests			(3.4)	(3.3)	(4.2)	0.1	(3.0)	(1.9)
Net income (loss)	$(213.6)	$(58.4)	$(84.0)	$128.4	$(158.2)	$(24.1)	$(187.7)	$(124.3)

Net Income (Loss) Per Share Data (unaudited) (5):
Basic and diluted net income (loss) per share:
Net income (loss) per share						$(0.2)		$(1.2)
Weighted average shares						100		100

Statement of Cash Flows Data:
Net cash provided by (used for):
Operating activities			$414.3	$323.1	$144.4	$88.7	$129.6	$125.4
Investing activities			(463.5)	(126.1)	(12.3)	(4,145.1)	(79.9)	(9.7)
Financing activities			133.9	(232.7)	(234.2)	4,130.3	(18.2)	(113.7)

Other Financial Data (unaudited):
EBITDA (6)			$245.7	$488.2	$106.8	$54.5	$(29.9)	$119.6
Non-cash charges included in EBITDA(7)			31.1	31.2	268.7	23.9	262.1	153.0
Unusual items included in EBITDA (8)			9.9	(33.3)	48.5	6.3	8.4	4.5
Capital expenditures, net (9)			114.8	108.3	85.6	15.6	40.4	34.9
Depreciation			124.6	134.7	101.8	22.5	60.7	56.9
Amortization			171.3	89.2	68.9	15.4	41.3	49.1

	Predecessor				Successor	Predecessor	Successor
	As of December 31,				As of December 31, 2003	As of June 30, 2003	As of June 30, 2004
	1999	2000	2001	2002
	(unaudited)	(unaudited)				(unaudited)	(unaudited)
Balance Sheet Data:
Cash and cash equivalents	$80.0	$71.6	$146.0	$120.5	$100.0	$159.7	$98.9
Working capital (10)	298.6	193.8	208.0	240.8	398.7	326.7	389.2
Property, plant and equipment, net (11)	573.0	821.6	856.2	823.2	865.6	815.7	831.5
Total assets	5,529.3	6,406.6	6,512.2	6,486.4	6,163.8	6,262.1	5,854.8
Total debt (including lease obligation and current portion of long-term debt) (11)(12)	500.0	526.1	859.2	776.2	3,314.7	736.0	3,634.0
Total stockholders' investment	4,264.0	4,011.8	3,734.4	3,689.2	1,069.0	3,558.8	445.0
Off balance sheet receivables facility (12)	—	—	101.0	87.0	—	—	—

(1)	Pursuant to a tender offer completed on November 9, 1999, Suez, through its subsidiary, H2O Acquisition Co., or H2O, acquired virtually all of the outstanding shares of Nalco Chemical Company. In June 1999, Degremont, a Suez subsidiary, acquired Calgon Corporation. The acquisitions are included in Predecessor's operations from the dates of acquisition. Results from 2000 forward reflect the Suez push down of purchase accounting to Nalco Chemical Company. In March 2001, Nalco Chemical Company's name was changed to Ondeo Nalco Company. Because Predecessor reported to Suez in French GAAP in 1999 and 2000, combined US GAAP financial information in a format similar to 2001-2003 is not available.

(2)	We adopted Statement of Financial Accounting Standards (SFAS) No. 142, Goodwill and Other Intangible Assets, as of January 1, 2002. Under SFAS No. 142, goodwill and intangible assets deemed to have indefinite lives are no longer amortized but are subject to annual impairment tests. We completed our transitional goodwill impairment evaluation and our first annual impairment evaluation in 2002 and determined that goodwill was not impaired at December 31, 2002. In the six-month period ended June 30, 2003, we took a goodwill impairment charge of $244.4 million based on the price paid in the Acquisition. See note 7 to the audited consolidated and combined financial statements of Nalco Holding Company included elsewhere in this prospectus.

(3)	We incurred significant business optimization expenses as a result of the global integration of the Nalco/Exxon Energy Chemicals, L.P. (Nalco/Exxon) joint venture and the implementation of global cost reduction programs in the sales, marketing, manufacturing and support services operations. The costs incurred include severance, asset write-offs, facility closing costs and other items. See "Management's Discussion and Analysis of Financial Condition and Results of Operations—Business Optimization Expenses."

(4)	Other income (expense), net consists of monitoring fees paid to affiliates of the Sponsors, management fees paid to Suez, capital gains/(losses) on the disposals of assets, franchise taxes, equity earnings of unconsolidated subsidiaries, recognized gains and losses on foreign currency transactions and other miscellaneous income (expense). See note 20 to the audited consolidated and combined financial statements of Nalco Holding Company and "Management's Discussion and Analysis of Financial Condition and Results of Operations."

(5)	Net income (loss) per share is calculated by dividing net income (loss) by the weighted average shares outstanding. Net income (loss) per share is not applicable for the historical Predecessor periods as there were no shares outstanding during those periods.

(6)	EBITDA, a measure used by management to measure operating performance, is defined as net income plus interest, taxes, depreciation and amortization. EBITDA is reconciled to net income (loss) in the following table. Our management believes EBITDA is useful to the investors because it is frequently used by securities analysts, investors and other interested parties in the evaluation of companies in our industry. EBITDA is not a recognized term under GAAP and does not purport to be an alternative to net income (loss) as an indicator of operating performance or to cash flows from operating activities as a measure of liquidity. Because not all companies use identical calculations, this presentation of EBITDA may not be comparable to other similarly titled measures of other companies. Additionally, EBITDA is not intended to be a measure of free cash flow for management's discretionary use, as it does not consider certain cash requirements such as interest payments, tax payments and debt service requirements. The amounts shown for EBITDA as presented herein differ from the amounts calculated under the definition of EBITDA used in our debt instruments. The definition of EBITDA used in our debt instruments is further adjusted for certain cash and non-cash charges and is used to determine compliance with financial covenants and our ability to engage in certain activities such as incurring additional debt and making certain payments.

The following is a reconciliation of net income (loss) to EBITDA:

	Predecessor			Successor	Predecessor	Successor
	Year Ended December 31,		January 1, 2003 through November 3, 2003	November 4, 2003 through December 31, 2003	Six Months Ended June 30, 2003	Six Months Ended June 30, 2004
	2001	2002
					(unaudited)	(unaudited)
			(dollars in millions)
Net income (loss)	$(84.0)	$128.4	$(158.2)	$(24.1)	$(187.7)	$(124.3)
Interest expense, net	35.6	30.7	25.6	49.0	15.2	118.3
Income tax (provision) benefit	(1.8)	105.2	68.7	(8.3)	40.6	19.6
Depreciation	124.6	134.7	101.8	22.5	60.7	56.9
Amortization of intangible assets	171.3	89.2	68.9	15.4	41.3	49.1
EBITDA	$245.7	$488.2	$106.8	$54.5	$(29.9)	$119.6

(7)	EBITDA, as defined above, was reduced by the following non-cash charges, each of which is further discussed below:

	Predecessor			Successor	Predecessor	Successor
	Year Ended December 31,		January 1, 2003 through November 3, 2003	November 4, 2003 through December 31, 2003	Six Months Ended June 30, 2003	Six Months Ended June 30, 2004
	2001	2002
					(unaudited)	(unaudited)
			(dollars in millions)
Impairment of goodwill	$—	$—	$244.4	$—	$244.4	$—
Purchased in-process research and development	1.3	—	—	—	—	122.3
Inventory step-up	—	—	—	21.2	—	14.5
Asset write-offs	17.8	18.3	4.2	—	3.9	—
Profit sharing and 401(k) expense funded by Suez	12.0	12.1	20.0	4.0	11.7	16.0
Other	—	0.8	0.1	(1.3)	2.1	0.2
	$31.1	$31.2	$268.7	$23.9	$262.1	$153.0

Impairment of Goodwill

Goodwill impairment of $244.4 million was recorded by the Predecessor in accordance with Statement of Financial Accounting Standards (SFAS) No. 142, Goodwill and Other Intangible Assets. Goodwill was evaluated for impairment based on the purchase price for the Predecessor.

In-process Research and Development

In-process research and development was a one-time charge of $122.3 million recorded during the six months ended June 30, 2004, as a result of purchase accounting entries related to the Acquisition. The Successor and pro forma statements of operations reflect the in-process research and development. In 2001, we recorded $1.3 million of purchased in-process research and development, resulting from the redemption of Exxon's 40% interest in the Nalco/Exxon joint venture.

Inventory Step Up

As a result of purchase accounting for the Acquisition, we wrote up our inventory to fair value and subsequently charged the write up to cost of sales as the inventory was sold. The Successor statements of operations reflect the inventory step-up in cost of products sold.

Asset Write-Offs

In conjunction with our integration and process improvement initiatives, we wrote off assets consisting primarily of $17.8 million of PORTA-FEED stainless steel containers in 2001 as a result of a physical inventory, $9.6 million of assets related to obsolete software systems in 2002 and a $5.0 million investment in start up ventures in 2003.

Profit Sharing and 401(k) Expense Funded by Suez

In conjunction with the Acquisition, we entered into an agreement with Suez whereby Suez will reimburse us for certain profit sharing and 401(k) matching contributions made by us to the Profit-Sharing Trust. See note 9 to the audited consolidated and combined financial statements of Nalco Holding Company included elsewhere in this prospectus.

Other

Other non-cash charges include the non-cash impact on earnings of our equity investments and minority interests. Successor non-cash charges includes the non-cash portion of rent expense under the sublease that we entered into with Suez in conjunction with the Acquisition. See note 14 to the audited consolidated and combined financial statements of Nalco Holding Company included elsewhere in this prospectus.

(8)	In addition to incurring non-cash charges and business optimization expenses, our EBITDA was impacted by the following unusual (income) expenses, each of which is further discussed below:

	Predecessor			Successor	Predecessor	Successor
	Year Ended December 31,		January 1, 2003 through November 3, 2003	November 4, 2003 through December 31, 2003	Six Months Ended June 30, 2003	Six Months Ended June 30, 2004
	2001	2002
					(unaudited)	(unaudited)
			(dollars in millions)
Pension and OPEB settlement and curtailment	$0.4	$(47.6)	$7.9	$(0.1)	$1.6	$—
Loss (gain) on sales, net of expenses	0.9	(7.8)	12.4	1.1	(0.1)	—
Other unusual items	6.6	19.4	25.7	5.3	5.6	4.5
Suez management fees, net	2.0	2.7	2.5	—	1.3	—
	$9.9	$(33.3)	$48.5	$6.3	$8.4	$4.5

Pension and Other Postretirement Benefits (OPEB) Settlement and Curtailment

In the second half of 2002 we amended our U.S. defined benefit pension plan and our postretirement medical and dental plans, resulting in a non-cash curtailment gain of $49.4 million, partially offset by $1.8 million of settlement charges. In 2003, we incurred $7.8 million of curtailment and settlement charges primarily as a result of the transfer of senior executives back to Suez prior to the Acquisition.

Loss (Gain) on Sales, Net of Expenses

In 2001, we incurred a $9.0 million loss on the sale of Calgon's former headquarters facility that was partially offset by a $7.0 million gain on the sale of our corporate aircraft. In 2002, we sold our performance additives business, resulting in a gain of $12.4 million, and incurred $1.5 million of disposal costs and losses associated with our divestiture of Hydrosan. In 2003, we recorded a loss of $5.3 million on the sale of our South African operations as well as $8.1 million of one-time costs associated with the Acquisition.

Other Unusual Items

Our results were also impacted by the effects of certain other unusual items relating primarily to executive severance and relocation expense of $5.8 million in 2001 and $3.0 million in the six months ended June 30, 2003, consultancy costs for process reengineering studies associated with our cost reduction programs and other consultancy services performed on behalf of Suez; one-time pension and benefit expenses primarily related to the redesign of our Australian benefit plan and the application of regulatory changes in Germany of $4.7 million in 2002; legal and environmental expenses of $6.5 million and $4.2 million in 2002 and 2003, respectively, mainly related to events that occurred prior to Suez's 1999 acquisition of Nalco Chemical Company and litigation costs not covered by our excess liability insurance policy; incremental commissions of $5.4 million in 2003 associated with the reorganization of our sales force incentives; and a $10.4 million termination charge for Ondeo Nalco Group's settlement of an interest rate swap in the period from January 1, 2003 through November 3, 2003. Our results for the six months ended June 30, 2004 were impacted by the effects of certain other unusual items, including $1.1 million of expenses associated with our changing the name of our operating company from Ondeo Nalco Company to Nalco Company, $1.1 million of expenses in connection with the re-audit of our 2001 financial statements, $1.0 million of expenses related to the registration of publicly tradable senior notes and senior subordinated notes that were exchanged for the privately placed notes issued in connection with the Transactions and $1.3 million for other Transaction-related expenses.

Suez Management Fees, Net

In connection with the Acquisition, agreements under which fees were paid by the Predecessor to Suez, or received from Suez, have been terminated.

(9)	Capital expenditures are net of proceeds from disposal of assets.

(10)	Working capital is defined as current assets (excluding cash and cash equivalents) less current liabilities (excluding short-term debt and current portion of long-term debt) and excluding intercompany balances and is calculated as follows:

	Predecessor		Successor	Predecessor	Successor
	As of December 31,		As of December 31, 2003	As of June 30, 2003	As of June 30, 2004
	2001	2002
				(unaudited)	(unaudited)
	(dollars in millions)
Current assets less current liabilities	$(441.2)	$(275.0)	$446.8	$(93.2)	$470.6
Less cash and cash equivalents	(146.0)	(120.5)	(100.0)	(159.7)	(98.9)
Less related party receivables and payables	(33.3)	48.4	—	29.1	—
Plus short-term debt	828.5	587.9	51.9	550.5	17.5
Working capital as defined	$208.0	$240.8	$398.7	$326.7	$389.2

(11)	As a result of the Acquisition, we have engaged independent appraisers to assist in determining the fair value of property, plant and equipment in connection with our allocation of purchase price. We have received preliminary valuations from the appraisers, which have been included in

2003 and further modified in the six months ended June 30, 2004; however, the final appraisals are not yet complete. In December 2002, Ondeo Nalco Company entered into a sale-leaseback of our Naperville, Illinois headquarters and research facility that was treated as a financing lease for accounting purposes. See note 14 to the audited consolidated and combined financial statements of Nalco Holding Company. Concurrent with the Acquisition, on November 4, 2003, the lease was assigned to another Suez subsidiary that subleased the property back to us. We account for the sublease as an operating lease and have excluded the headquarters and research facility from property, plant and equipment.

(12)	Our total debt does not include our historical off balance sheet receivables facility. In December 2001, Ondeo Nalco Company entered into an agreement that allowed it to periodically transfer undivided percentage ownership interests in a revolving pool of most of our U.S. trade receivables to a multi-seller conduit administered by an independent financial institution. The agreement was subject to renewal annually. We account for the transfer of undivided percentage ownership interest in the receivables to the conduit as sales under SFAS No. 140, Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities. Our loss on the sale of the undivided interests in the receivables was $1.8 million in 2002 and is included in interest expense. The undivided interest in receivables that were transferred but not ultimately sold to the conduit ("retained interest") is classified in trade accounts receivable in the balance sheet. The retained interest was $49.0 million at December 31, 2001 and $56.6 million at December 31, 2002. This program was unwound prior to closing. We treat our new receivables facility as a general financing agreement resulting in the funding and related receivables being shown as liabilities and assets, respectively, on our consolidated balance sheet and the costs associated with the receivables facility being recorded as interest expense.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion and analysis of our financial condition and results of operations covers periods prior to the formation of Nalco Holding Company. It also discusses periods prior to the consummation of the Transactions. Accordingly, the discussion and analysis of periods prior to the Transactions do not reflect the significant impact that the Transactions and the offering has had on us. In addition, the statements in the discussion and analysis regarding industry outlook, our expectations regarding the performance of our business and the other non-historical statements in the discussion and analysis are forward-looking statements. These forward-looking statements are subject to numerous risks and uncertainties, including, but not limited to, the risks and uncertainties described in "Risk Factors." Our actual results may differ materially from those contained in or implied by any forward-looking statements. You should read the following discussion together with the sections entitled "Risk Factors," "Unaudited Pro Forma Financial Information," "Selected Historical Financial Data" and the historical consolidated and combined financial statements of Nalco Holding Company included elsewhere in this prospectus.

Overview

We are the leading global provider of integrated water treatment and process improvement services, chemicals and equipment programs for industrial and institutional applications. We are organized into three divisions which correspond to the end markets we serve: Industrial and Institutional Services, Energy Services and Paper Services. Our products and services are typically used in water treatment applications to prevent corrosion, contamination and the buildup of harmful deposits, or in production processes to enhance process efficiency and improve our customers' end products.

We currently serve more than 60,000 customer locations, representing a broad range of end markets, including aerospace, paper, chemical, pharmaceutical, petroleum, steel, power, food and beverage, medium and light manufacturing, metalworking and institutions such as hospitals, universities and hotels.

Our sales come from three principal sources: the delivery of water treatment and process services; the sale of chemicals; and the sale and rental of equipment. We segregate our sales into two categories for management purposes: contract and non-contract. Contract sales can be in the form of various billing arrangements with our customers, including fixed billings, variable billings based on usage of chemicals or variable billings based on customer production. Pricing for our contract customers is bundled, combining service, chemicals, freight and equipment components. Non-contract sales are derived from sales of services, chemicals and equipment that are billed separately as such products or equipment are shipped or as services are rendered.

Our cost of product sold consists of variable and fixed components. Our variable and fixed costs approximate 84% and 16% of cost of product sold, respectively. Variable costs are proportional to volume and mix and consist principally of materials, overtime, temporary labor, utilities, and gas to manufacture our products. Our fixed costs are not significantly influenced by production volume, in the short term, and consist principally of administrative salaries, wages, benefits, depreciation and other facility-related costs.

Our selling, administrative and research expenses consist of costs incurred in our selling, research and marketing departments and for administrative functions necessary to run the global business such as information systems, human resources, finance, legal and tax.

Business optimization expenses consist of severance, asset write-offs, facility closing costs and other nonrecurring items related to the global integration of the Nalco/Exxon Energy Chemicals, L.P., or Nalco/Exxon, joint venture partnership formed in 1994 between Nalco Chemical Company and the Exxon Chemical division of what is now Exxon Mobil Corporation and the implementation of global cost reduction programs in the sales, marketing, manufacturing and support service functions.

Other income (expense), net consists of monitoring fees paid to the Sponsors, management fees paid to Suez, capital gains (losses) on the disposals of assets, franchise taxes, equity in earnings of unconsolidated subsidiaries, gains and losses on foreign currency transactions, and other miscellaneous income (expense).

Business Environment

Our Markets

Water treatment chemicals and services represented approximately 78% of our Industrial and Institutional Services net sales in 2003. We estimate that the 2003 global market for water treatment chemicals and services in the Institutional and Industrial Services sector was approximately $5.3 billion. Overall, Industrial and Institutional Services' water treatment market growth rates tend to track gross domestic product; however, growth rates vary by end-use segment and region.

We estimate that the global market for Energy Services was approximately $2.9 billion in 2003. The Energy Services market is divided into upstream and downstream segments. We expect that the global Energy Services market will grow at approximately 1% to 2% per year through 2007, with Latin America, Eastern Europe and Asia growing at faster rates than North America and Western Europe.

We estimate that the global market for Paper Services, including water treatment applications, was approximately $7.1 billion in 2003. We expect the global Paper Services market to grow at approximately 1%, with flat growth in North America offset by higher growth in Europe, Asia and Latin America.

We believe that select global participants such as our company will grow at a faster rate than the underlying end markets they serve as they continue to take share from smaller regional participants.

Global Exposure

We conduct business in 130 countries and are exposed to global economic and political changes that could significantly impact our profitability. Historically, however, we have not been significantly impacted by currency fluctuations on a combined global basis. Revenues and costs tend to be incurred in the same currency and therefore substantially mitigate local currency risks. Given our global reach, positive impacts in one region have tended to offset negative impacts in another region. For example, in 2003, the negative impact of the political unrest in Nigeria and the economic decline in Venezuela were offset by a strong euro. In 2002, we were impacted by the unfavorable changes in the euro to dollar exchange rate, but benefited from the currency crisis in Argentina where we increased sales due to our competitors' exit from that market. Our historical performance is not indicative of future performance; however, management is continuously focused on balancing region-specific risks with opportunities. See "—Quantitative and Qualitative Disclosures about Market Risk."

Raw Materials and Commodity Prices

No single raw material accounted for more than 3.5% of our total purchases in 2003. Our performance is not significantly impacted by market price fluctuations of raw materials and commodities we rely on, such as natural gas, propylene, ethylene and crude oil.

Seasonality

Historically, seasonality has not had a significant impact on our net sales.

Impact of the Acquisition and Related Financing Transactions

On November 4, 2003, pursuant to a Stock Purchase Agreement between Nalco Holdings LLC, a Delaware limited liability company, and Suez ("Suez") and certain of its affiliates, Nalco Holdings LLC (the "Successor") acquired the net assets of Ondeo Nalco Group (the "Predecessor"). The aggregate purchase price was $4,101.5 million in cash, after giving effect to direct costs of the Acquisition, closing date working capital and indebtedness purchase price adjustments, and a post-closing working capital and indebtedness purchase price adjustment which was agreed to by us and Suez on March 25, 2004. The purchase price was financed by equity investments totaling $991.9 million from a consortium of private equity funds controlled by The Blackstone Group, Apollo Management, L.P., and investment partnerships affiliated with The Goldman Sachs Group, Inc.; an equity investment of $10.0 million from Dr. William H. Joyce, our Chairman and Chief Executive Officer; term loans of approximately $1,600 million; and the issuance of $665 million aggregate principal amount of 7¾% senior notes due 2011, €200 million aggregate principal amount of 7¾% senior notes due 2011, $465 million aggregate principal amount of 8 7/8% senior subordinated notes due 2013 and €200 million aggregate principal amount of 9% senior subordinated notes due 2013. As a result, our interest expense currently is, and will continue to be, higher than it was prior to the Acquisition.

The Stock Purchase Agreement provided for certain adjustments of the purchase price, including adjustments based on the closing working capital and indebtedness (as both are defined in the Stock Purchase Agreement) of Ondeo Nalco Group at the date of the Acquisition. On March 25, 2004, the company and Suez agreed to a $25.6 million working capital adjustment payable to the company plus interest. This adjustment has not been reflected in the consolidated financial statements as of December 31, 2003. We recorded the purchase price adjustment in 2004 by decreasing goodwill.

We accounted for the Acquisition using the purchase method of accounting and, accordingly, the Acquisition resulted in a new basis of accounting for us. We have allocated the purchase price on the basis of our current estimate of the fair value of the underlying assets acquired and liabilities assumed. We retained third party professionals to assist in the determination of a fair value of our pension and post retirement obligations. We have also engaged independent appraisers to assist in determining the fair values of property, plant and equipment and intangible assets acquired, including purchased in-process research and development, tradenames, trademarks, developed technology and customer relationships. We have received preliminary values from the appraisers; however, the final appraisals are not yet complete. Thus, we have not yet completed our allocation of purchase price and may make further adjustments to the preliminary allocations in subsequent periods. We expect to receive final valuations from the independent appraisals and complete our purchase accounting in the second half of 2004. The excess of the total purchase price over the estimated fair value of the net assets acquired at closing has been allocated to goodwill, and this indefinite lived asset is subject to annual impairment review. Goodwill in the transaction, based on the preliminary allocation of the purchase price, totaled $2,273.1 million. An allocation has been made for the fair value of research and development activities that, as of the date of the Acquisition, had commenced, but had not yet been completed, and have no alternative future use (in-process research and development). In conjunction with the independent appraisers, we have estimated the fair value of in-process research and development and recorded a one-time charge of $122.3 million during the six months ended June 30, 2004 as a result of these preliminary purchase accounting entries related to the Acquisition.

In conjunction with the Acquisition, we are in the process of formulating a plan to exit or restructure certain activities. We have not completed this analysis, but have recorded initial liabilities of $31.6 million, primarily for employee severance and related costs in connection with our preliminary plan to exit or restructure certain activities. As of June 30, 2004, $23.1 million has been charged against this accrual. We expect that we will complete these initial activities by the end of 2004. We also expect to finalize any further plans to exit or restructure activities in 2004, at which time we may record additional liabilities related to these plans.

Business Combinations, Acquisitions and Divestitures

Effective January 1, 2001 Nalco/Exxon redeemed Exxon's interests in the joint venture. As a result of the redemption, Ondeo Nalco Company's interest in Nalco/Exxon increased from 60% to 100%. The purchase price of the acquisition, net of cash acquired, was approximately $359.9 million. Prior to the 40% redemption, Nalco/Exxon was accounted for using the equity method of accounting. We now operate Nalco/Exxon as part of our Energy Services division, and consolidate it in our financial statements. In 2001, Nalco/Exxon's annual sales were approximately $551.3 million.

Since 2001, in line with our strategic plan and investment criteria, we have acquired 14 businesses and disposed of three businesses. Our investment criteria include strategic fit, profitability, estimated return on investment and our ability to integrate the acquired businesses into our organization in order to maximize efficiencies and costs. These 14 recently acquired businesses, net of the three divestitures, had approximately $39.4 million of annual sales based upon the year of acquisition and divestiture.

In October 2003, we sold our majority (50% plus 1 share) interest in our South African subsidiary to the minority shareholder, resulting in a net loss on the sale of $8.6 million.

Business Optimization Expenses

We incurred significant, nonrecurring business optimization expenses as a result of the global integration of our businesses and the implementation of global cost reduction programs in sales, marketing, manufacturing and support service functions, as follows:

	Predecessor			Successor
	Year Ended December 31,		January 1, 2003 through November 3, 2003	November 4, 2003 through December 31, 2003
	2001	2002
	(dollars in millions)
2002 business realignment	$—	$8.9	$18.8	$0.8
Nalco/Exxon integration	1.8	7.7	1.5	—
2001 cost reduction and efficiency improvement	33.0	10.6	—	—
Integration – Nalco Chemical Company, Aquazur and Calgon	62.0	5.6	—	—
North American manufacturing process	75.5	—	—	—
	$172.3	$32.8	$20.3	$0.8

Nalco Chemical Company, Aquazur and Calgon Integration

In November 1999, Suez acquired Nalco Chemical Company and combined Nalco Chemical Company with Aquazur and Calgon, two other subsidiaries of Suez and historical competitors of Nalco Chemical Company. In June 1999, Degremont, a Suez subsidiary, acquired Calgon Corporation for $425.0 million. Aquazur was developed over a ten-year period through organic growth and acquisitions in Europe. At the time of Nalco Chemical Company's acquisition by Suez, Nalco Chemical Company had annual sales of $1,606.0 million.

Beginning in 2000, we implemented a strategic plan to integrate the global operations of Nalco Chemical Company, Calgon and Aquazur resulting in significant nonrecurring business optimization expenses. This integration entailed the combination and realignment of the manufacturing, selling, research and administrative support functions of the three businesses to achieve optimum efficiencies and synergies. Charges incurred consisted of consulting and other outside services, certain severance expenses, retention payments, training, travel, advertising, the integration of data processing and information systems and facility closure costs. Activities related to the integration were completed at the end of 2002.

2001 Headcount Reduction

We also implemented a plan during the second half of 2001 to reduce costs and improve efficiency throughout our organization and eliminated approximately 200 positions at Ondeo Nalco Company. Charges incurred included severance and outside consulting costs.

Nalco/Exxon Integration

As a result of acquiring Exxon's interest in the Nalco/Exxon joint venture in 2001, we incurred costs related to integrating the operations of the joint venture with our other operations, including severance, legal and tax fees.

Sales and Marketing Integration

During 2002, we realigned our support for the petroleum, petrochemical, pulp and paper industries to provide integrated process improvement and water treatment sales and service to key customers, primarily in North America. As a result, we incurred expenses for severance, outplacement, and employee relocations for about 100 personnel.

North American Manufacturing Optimization Process

In March 2001, we announced a plan to optimize our manufacturing operations in North America. Among the more significant actions taken as a result of this plan, we shifted a significant amount of production from our Clearing plant in Chicago, Illinois to our Garyville, Louisiana and Ellwood City, Pennsylvania plants. We closed plants in Bayport, Texas; Greer, South Carolina; Jonesboro, Georgia; and Paulsboro, New Jersey. Nearly 170 positions were eliminated as a result of these actions. Charges incurred as a result of plan implementation included asset write-offs, provisions for asset impairments, severance and other related costs. Except for selling the properties that were closed, the plan to optimize North American manufacturing operations was completed as of the end of 2001.

Critical Accounting Policies and Estimates

Revenue Recognition

Non-Contract Billings.    We use a variety of shipping terms that determine the passage of title for our products. We have a policy of monitoring delivery terms and cut-off dates to ensure that revenue is properly recorded. In specific cases, when title passage is based upon ultimate receipt by the customer (FOB destination) using a third-party carrier, it is necessary to estimate the delivery time and the corresponding impact on revenue recognition.

We issue credit memos for a variety of reasons, including product returns, billing and price adjustments. The credit memos are often related to a previous billing event and may impact the amount of revenue recorded. We monitor credit memo activity levels and include an estimate as a component of the revenue recognition reserve.

Contract Billings.    Contract billings are also reviewed as part of the revenue recognition process to align the periodic billings with services performed.

Impairment of Long-Lived Assets Other Than Intangibles

We conduct periodic reviews for idle and under-utilized equipment, and review business plans for possible impairment implications. PORTA-FEED stainless steel containers, utilized to ship chemicals, represent approximately 7.6% of our property, plant and equipment and are managed globally to optimize the delivery of chemicals to customer and company sites around the world. Due to their high mobility, there is a risk that PORTA-FEEDs could be damaged or lost in transit. We perform continuous cycle counts of our PORTA-FEEDs and when such counts are inconsistent with our tracking system, we investigate the discrepancy in order to locate the container. If the PORTA-FEED is not found, we write off the asset immediately.

Goodwill and Other Intangible Assets

Carrying values of goodwill, customer relationships, trademarks, trade names, patents, developed technology and other intangible assets are reviewed periodically for possible impairment using a discounted cash flow approach. The estimates and assumptions we use are consistent with the business plans and estimates we use to manage operations and to make acquisition and divestiture decisions. The use of different assumptions would increase or decrease the estimated value of future cash flows and would have increased or decreased any impairment charge taken. Future outcomes may also differ. If we fail to achieve estimated volume and pricing targets, experience unfavorable market conditions or achieve results that differ from our estimates, then revenue and cost forecasts may not be achieved, and we may be required to recognize additional impairment charges.

Recoverability of Capitalized Software Costs

We capitalize qualifying costs incurred in the acquisition and development of software for internal use, including the costs of the software, materials, consultants, interest, and payroll and payroll-related costs for employees dedicated to the development. We must use our judgment in determining whether the direct costs of materials and services consumed in developing or obtaining internal-use computer software and an employee's time and travel expenses directly associated with developing software are recoverable and should be capitalized. We base our determination on the nature and the extent of the activity that the employee is performing. A significant portion of our capitalized software costs relates to our SAP implementation and is subject to our expectation that the acquired and developed software will be completed and placed in service as anticipated.

Pensions

Accounting for pensions involves the selection of a discount rate and an expected rate of return that we apply to a market-related value of plan assets. This methodology generally reduces the volatility of pension expense that would have otherwise resulted from changes in the value of the pension plan assets and pension liability discount rates. In estimating the discount rate, we look to rates of return on high quality, fixed-income investments that are expected to be available through the maturity dates of the pension benefits and receive one of the two highest ratings given by a recognized ratings agency, and we review the assumption with our actuary.

The assets in the principal domestic pension plan are diversified across equity and fixed income investments. The investment portfolio has target allocations of approximately 64% equity and 36% fixed income. Other assets such as real estate, hedge funds and private equity may be used judiciously to enhance portfolio returns and diversification.

The expected long-term rate of return is established using historical market data for each asset class as well as the target allocation. Historical markets are analyzed and long-term historical relationships between equity and fixed income investments are preserved consistent with the widely accepted capital market principle that assets with higher volatility will generate a greater return over the long run. Active management is employed in most asset classes, which also contributes to the return assumption. The total weighted-average return on each asset class supports our long-term expected rate of return assumption.

We review our long-term rate of return assumptions annually through comparison of our historical actual rates of return with our expectations, consultation with our actuaries regarding the assumptions used by other large companies and consultation with our investment managers regarding their expectations for future returns. While we believe our assumptions of future returns are reasonable and appropriate, significant differences in our actual experience or significant changes in our assumptions may materially affect our pension obligations and our future pension expense. The expected long-term rate of return is applied to a calculated value of plan assets, which recognizes changes in the fair value of plan assets in a systematic manner over three years in determining pension expense.

The net effect of changes in actuarial assumptions and experience has been deferred historically. As a result of the Acquisition and the application of purchase accounting, all unamortized deferrals were eliminated.

Other Postretirement Benefits

Accounting for other postretirement benefits (OPEB) requires the selection of a discount rate and health care cost trend rates used to value benefit obligations. In estimating the discount rate, we look to rates of return on high quality, fixed-income investments that receive one of the two highest ratings given by a recognized ratings agency and we review the assumption with our actuary. We develop our estimate of the health care cost trend rates through review of our recent health care cost trend experience and discussions with our actuary regarding the experience of similar companies.

Environmental

Our business and operations are subject to extensive environmental laws and regulations governing, among other things, air emissions, wastewater discharges, the use and handling of hazardous substances, waste disposal and the investigation and remediation of soil and groundwater contamination. As with other companies engaged in similar manufacturing activities and providing similar services, some risk of environmental liability is inherent in our operations.

We have been named as a potentially responsible party, or PRP, by the Environmental Protection Agency or state enforcement agencies at three waste sites where some financial contribution is or may be required. These agencies have also identified many other parties who may be responsible for clean up costs at the waste disposal sites. Our financial contribution to remediate these sites is expected to be minor. There has been no significant financial impact on us up to the present, nor is it anticipated that there will be in the future, as a result of these matters. We have made and will continue to make provisions for these costs if our liability becomes probable and when costs can be reasonably estimated.

Our operations at Garyville, Louisiana are the subject of a civil and criminal investigation by the United States Environmental Protection Agency and U.S. Department of Justice which has included interviews with current and former employees and document subpoenas. We believe the investigation may relate to the storage of used acid and leakage from a wastewater treatment tank, but could include other matters. We do not believe that any material contamination resulted from this storage and leakage. Although we believe a grand jury has not been empanelled and we would vigorously contest any criminal claims against us, we cannot predict the outcome of this investigation. We have also been named as a defendant in a number of lawsuits alleging personal injury due to exposure to hazardous substances, including multi-party lawsuits alleging personal injury in connection with our products and services. While we do not believe that based upon present information that any of these suits will be material to us, there can be no assurance that these environmental matters could not have, either individually or in the aggregate, a material adverse effect on our future financial condition or results of operations.

Historically, our expenditures relating to environmental compliance and clean up activities have not been significant. The environmental reserves represent our current estimate of our proportional clean up costs and are based upon negotiation and agreement with enforcement agencies, our previous experience with respect to clean up activities, detailed review of known conditions, and information about other PRPs. The reserves are not reduced by any possible recoveries from insurance companies or other PRPs not specifically identified. Although given the evolving nature of environmental regulations, we cannot determine whether or not a material effect on future operations is reasonably likely to occur, we believe that the recorded reserve levels are appropriate estimates of the potential liability. Although settlements will require future cash outlays, it is not expected that such outlays will materially impact our liquidity position, although there can be no assurance that such impacts could not occur.

Executive Level Overview

During the six months ended June 30, 2004, we generated gains in sales and net income compared to the first six months of 2003. We also made discretionary debt reduction payments of $90.0 million from operating cash flows.

Net sales for the six months ended June 30, 2004 increased 7.5% to $1.45 billion from $1.35 billion for the same period last year. On an organic basis, which excludes the impacts of changes in foreign currency translation rates and acquisitions and divestitures, our sales grew 3.8%.

For the six months ended June 30, 2004, we reported a net loss of $124.3 million compared to a net loss of $187.7 million for the six months ended June 30, 2003. Both periods were impacted by significant non-recurring events, with the $244.4 million goodwill impairment charge in 2003 and the $122.3 million non-cash expense for in-process research and development in 2004, a charge resulting from purchase accounting applied in connection with the Acquisition.

In the first six months of 2004 our sales growth was broadly spread across our customer base. Our Energy Services division delivered a strong 8.1% organic increase, led by oil and gas production service sales. The Industrial and Institutional Services division reported organic growth in sales of 5.1%, and strong organic growth was achieved in the Pacific region. Lingering impacts from 2003 price and contract concessions in North America kept the Paper Services division from contributing to our overall sales growth, although Paper Services sales gained momentum as the year progressed. In light of the net impact of actions in the first half of 2004, we believe the business is growing. However, the flow-through of 2003 price and contract concessions limited this growth.

The first six months of 2004 reflects the progress we have made since the Acquisition. Our sales engineers are focused on delivering results for our customers, which creates good returns for us as well.

Two innovations formally introduced in the six months ended June 30, 2004 delivered strong results. Early sales results were strong for our patent-protected 3D TRASAR cooling water stress management system. In addition, an innovative COIL-FLO HVAC coil cleaning service aimed at improving energy efficiency and air quality in hotels, light manufacturing and several other markets proved successful in trial markets and is now being expanded to the rest of North America.

During the six months ended June 30, 2004, we partnered with Katayama Chemical Inc. to create a joint venture in Japan known as Katayama Nalco. Results of this joint venture are consolidated with our results from June 1, 2004 forward. We expect the joint venture to generate annualized incremental sales of more than $50 million and to be accretive to earnings in its first full year.

This joint venture complements our strategy to improve and expand our core business. Japan is the second largest economy in the world, and we believe that Katayama Nalco will accelerate our growth there by combining Katayama, a strong Japanese brand name and its strong service culture and high customer satisfaction, with our leading technologies and strong customer-focused and innovative culture. We expect Katayama Nalco to become the second largest water treatment provider in Japan.

The gross margin for the six months ended June 30, 2004 declined to 49.5% from 51.6% for the same period last year, with almost half of the change attributable to the sale of inventory that had been revalued at selling prices less costs to sell, as part of purchase accounting at the date of the Acquisition. Mix impacts also contributed to the decline. A few of our business groups that have grown disproportionately more than our other groups typically produce lower gross margins. However, these groups typically also maintain lower selling and service expenses. In addition, we faced increasing raw material and freight costs since the beginning of the year. In groups where a significant percentage of their business is covered by contracts, price increases generally follow behind these cost increases. We have increased prices to offset these costs going forward and additional price increase programs are underway in many business groups. In order to fill the short-term earnings gap created by higher raw material costs, we accelerated the implementation of our cost savings programs.

Although the cost increases affect us, we believe we can manage them through a combination of pricing and cost control programs. We may lag several months behind cost increases in obtaining pricing changes; however, because of the service nature of our business, we believe the impacts are not as substantial as those faced by many chemical companies.

Our businesses are gaining momentum. We are obtaining and holding price increases, but have more to do in this area. We expect to exceed our commitment to reduce the cost of back-office activities by $75 million in 2004, while expanding our investment in sales engineers and targeted research programs. As mentioned above, the accelerated achievement of cost savings has filled any earnings gap that could have resulted from raw material cost increases. We expect this savings program, net of reinvestments, combined with the benefit of higher sales volumes, to result in a decrease of approximately 2 percentage points in our selling, administrative and research expenses to sales ratio in 2004 compared to 2003.

Cash provided by operating activities was $125.4 million for the six months ended June 30, 2004. In the first six months of 2004, we made discretionary debt repayments of $90.0 million on our term loans and paid off the full $15 million borrowed earlier under our revolving credit facility. In addition, we repaid $100.0 million of our term loan debt using $92.0 million of proceeds from a trade accounts receivables securitization that we entered into on June 25, 2004 and $8.0 million of cash on hand. We expect to continue to make discretionary debt payments and we are focusing our free cash flow to debt reduction.

Net capital expenditures of $34.9 million in the six months ended June 30, 2004 were down from the $40.4 million of net capital expenditures during the same period in 2003, but were in line with our expectation that capital expenditures for 2004 will be approximately $100 million. Our SAP information systems project again accounted for the largest portion of our capital expenditures. Outside of that project, we have traditionally done more of our project planning and development in the first half of the year, with capital spending on these projects increasing somewhat in the second half of the year. So while we continue to expect capital spending to be approximately $100 million for the full year, capital spending is likely to be higher in the second half of the year than it was in the first half.

Results of Operations

Six Months Ended June 30, 2004 Compared to the Six Months Ended June 30, 2003

Net sales for the six months ended June 30, 2004 and June 30, 2003 may be compared as follows:

	Predecessor	Successor		Attributable to Changes in the Following Factors
	Six Months Ended
(dollars in millions)	June 30, 2003	June 30, 2004	% Change	Currency Translation	Acquisitions/ Divestitures	Organic
Industrial & Institutional Services	$580.4	$637.3	9.8%	4.7%	—	5.1%
Energy Services	350.3	392.1	11.9%	4.2%	(0.4)%	8.1%
Paper Services	277.0	295.8	6.8%	4.0%	3.2%	(0.4)%
Other	145.0	128.5	(11.4)%	5.2%	(12.6)%	(4.0)%
Net sales	$1,352.7	$1,453.7	7.5%	4.5%	(0.8)%	3.8%

Net Sales.    Net sales for the six months ended June 30, 2004 were $1,453.7 million, a 7.5% increase over the $1,352.7 million reported for the six months ended June 30, 2003. After adjusting for the favorable effects of changes in foreign currency translation rates and the net impact of acquisitions and divestitures, net sales were up 3.8%. The Energy Services division reported organic growth in sales of 8.1% over last year, with strong improvements posted by both of its upstream business groups. Led by its global mining business, the Industrial and Institutional Services division reported a 5.1% organic increase in sales. Paper Services division sales were flat on an organic basis compared to a year ago, as the lingering effect of price and contract concessions in North America in 2003 were offset by new business gained and good growth in Europe. The decision we made last year to reduce certain low-margin business with a major customer was the primary cause of the 4.0% organic decline in "other" sales from a year ago. The effect of this decision also reduced the organic growth of total net sales by 0.7%. Strong organic growth in the Pacific region, partly offset by the effect of higher revenue recognition adjustments, accounted for most of the remaining organic change in "other" sales.

Gross Profit.    Gross profit, defined as the difference between net sales and costs of products sold, of $720.0 million for the six months ended June 30, 2004 increased by $22.2 million, or 3.2%, over the $697.8 million reported for the six months ended June 30, 2003. Adjusted for the favorable effect of changes in foreign currency translation rates and the net unfavorable impact of acquisitions and divestitures, gross profit decreased by $2.4 million, or 0.3%. Expensing a portion of the adjustment made to increase inventories to fair value at the date of the Acquisition during the first quarter unfavorably impacted gross profit by $14.5 million. However, the aforementioned increase in sales volumes favorably impacted gross profit by approximately $27.9 million, which was partly offset by margin erosion due to product mix, raw material costs and freight. Gross profit margin for the six months ended June 30, 2004 declined to 49.5% from 51.6% for the same period last year. The impact of the expensing of a portion of the adjustment made to increase inventories to fair value at the date of Acquisition accounted for nearly half of this decline.

Selling, Administrative and Research Expenses.    Selling, administrative and research expenses for the six months ended June 30, 2004 of $527.8 million decreased by $3.3 million, or 0.6%, from the same period last year. Adjusted for the unfavorable effects of changes in foreign currency translation rates, selling, administrative, and research expenses decreased by $23.1 million, or 4.3%, primarily due to spending reductions launched in the fourth quarter 2003 and tightened spending controls in 2004. The net favorable impact from acquisitions and divestitures also contributed $3.4 million to the change.

Business Optimization Expenses.    Business optimization expenses of $9.7 million for the six months ended June 30, 2003 were mostly attributable to the Predecessor's sales and marketing business realignment launched in 2002.

Amortization of Intangible Assets.    Amortization of intangible assets was $49.1 million and $41.3 million for the six months ended June 30, 2004 and 2003, respectively. The increase resulted from higher amortization of intangible assets as a result of the Acquisition.

In-Process Research and Development.    In-process research and development was a one-time charge of $122.3 million recorded during the six months ended June 30, 2004, as a result of preliminary purchase accounting entries related to the Acquisition. The value of purchased IPR&D was comprised of five ongoing development projects at the date of the Acquisition. Purchased IPR&D was derived by assigning values to those projects identified by management as having economic value, but that had not yet reached technological feasibility and had no alternative future use.

Other Income (Expense), Net.    Other income (expense), net was an expense of $5.3 million and $0.2 million for the six months ended June 30, 2004 and 2003, respectively. Unfavorable changes in foreign currency exchange adjustments of $4.4 million contributed to the deterioration between the two periods. In addition, Suez management fees expensed by the Predecessor for the six months ended June 30, 2003 were $1.5 million, whereas Sponsor monitoring fees for the six months ended June 30, 2004 were $5.7 million. Lower franchise taxes partly offset these unfavorable changes.

Net Interest Expense.    Net interest expense, defined as the combination of interest income and interest expense, of $118.3 million for the six months ended June 30, 2004 increased by $103.1 million from the $15.2 million reported for the six months ended June 30, 2003. The increase is due primarily to the interest charges incurred on the new debt used to finance the Acquisition and the issuance of the senior discount notes.

Effective Tax Rate.    The effective tax rate, excluding the impact of the aforementioned charge for purchased IPR&D and the interest on the senior discount notes issued on January 21, 2004 by Nalco Finance Holdings LLC, was 52.7% for the six months ended June 30, 2004 compared to an effective tax rate of 40.5% for the six months ended June 30, 2003, excluding the impact of the goodwill impairment charge. Nalco Finance Holdings LLC is treated as a partnership for tax purposes. As a result, a portion of its income or losses are directly taxable to, or deductible by, the Sponsors and Dr. Joyce. This adjusted effective tax rate in 2004 is higher than 2003 mostly because of incremental U.S. taxes on the repatriation of non-U.S. earnings.

Minority Interest Expense.    Minority interest expense was $1.1 million lower than the $3.0 million for the six months ended June 30, 2003, due to the sale of the Predecessor's South African subsidiary in 2003.

Year Ended December 31, 2003 Compared to the Year Ended December 31, 2002

The following combined and consolidated statements summarize operations for the years ended December 31, 2003 and December 31, 2002.

	2002	2003
	Predecessor	Predecessor	Successor	Combined	Favorable (Unfavorable)
	Year Ended December 31, 2002	January 1, 2003 through November 3, 2003	November 4, 2003 through December 31, 2003	Year Ended December 31, 2003	Total % Variance vs. 2002
				(unaudited)
	(dollars in millions)
Net sales:
Total	$2,644.3	$2,306.5	$460.1	$2,766.6	4.6%
Industrial and Institutional Services	1,121.3	982.5	203.5	1,186.0	5.8%
Energy Services	702.1	613.2	126.5	739.7	5.4%
Paper Services	544.4	467.9	93.9	561.8	3.2%
All other	276.5	242.9	36.2	279.1	0.9%
Operating costs and expenses:
Cost of product sold	(1,281.8)	(1,128.0)	(250.5)	(1,378.5)	(7.5)%
Selling, administrative and research expenses	(973.6)	(885.3)	(173.4)	(1,058.7)	(8.7)%
Amortization of intangible assets	(89.2)	(68.9)	(15.4)	(84.3)	5.5%
Impairment of goodwill	—	(244.4)	—	(244.4)	—
Business optimization expenses	(32.8)	(20.3)	(0.8)	(21.1)	35.7%
Operating expenses	(2,377.4)	(2,346.9)	(440.1)	(2,787.0)	(17.2)%
Operating earnings (loss)	266.9	(40.4)	20.0	(20.4)	(107.6)%
Other income (expense), net	0.7	(19.3)	(3.5)	(22.8)	(3,357.1)%
Interest income (expense), net	(30.7)	(25.6)	(49.0)	(74.6)	(143.0)%
Earnings (loss) before income taxes	236.9	(85.3)	(32.5)	(117.8)	(149.7)%
% of Sales	9.0%	(3.7%)	(7.1%)	(4.3%)
Income tax benefit (provision)	(105.2)	(68.7)	8.3	(60.4)	42.6%
Minority interests	(3.3)	(4.2)	0.1	(4.1)	(24.2)%
Net income (loss)	$128.4	$(158.2)	$(24.1)	$(182.3)	(242.0)%

Analysis of % Change In Results of Operations — Year 2003 vs. 2002
Favorable (Unfavorable)

		Attributable to Changes in the Following Factors
	Total Variance	Foreign Exchange	Acquisitions/ Divestitures	Operations
Net Sales:
Total	4.6%	5.3%	(0.6)%	(0.1)%
Industrial and Institutional Services	5.8%	5.9%	(0.2)%	0.1%
Energy Services	5.4%	3.3%	0.0%	2.1%
Paper Services	3.2%	4.5%	1.4%	(2.7)%
All other	0.9%	9.7%	(7.1)%	(1.7)%
Gross profit	1.9%	5.3%	(0.5)%	(2.9)%
Selling, administrative and research expenses	(8.7)%	(4.8)%	0.1%	(4.0)%
Amortization of intangible assets	5.5%	(0.1)%	—	5.6%
Business optimization expenses	35.7%	(2.7)%	—	38.4%
Operating earnings (loss)	(107.6)%	9.3%	(2.2)%	(114.7)%
Interest income (expense), net	(143.0)%	(1.8)%	—	(141.2)%
Earnings (loss) before income taxes	(149.7)%	10.5%	(2.8)%	(157.4)%
Income tax benefit (provision)	42.6%	(5.3)%	—	47.9%
Minority interests	(24.2)%	(11.3)%	1.5%	(14.4)%
Net income (loss)	(242.0)%	14.8%	(5.1)%	(251.7)%

Net Sales.    Net sales for the year ended December 31, 2003 were $2,766.6 million, a $122.3 million, or 4.6%, increase over the $2,644.3 million reported for the year ended December 31, 2002. After adjusting for the favorable effects of changes in foreign currency translation rates, net sales were down $18.3 million, or 0.7%, as a result of a $14.7 million net decrease attributable to divestitures and acquisitions, as well as a slight operational decrease of $3.6 million. Several specific volume factors contributed to this operational decrease. Among the most notable were a $16.2 million sales decrease in Venezuela caused by a national strike resulting from political turmoil in that country and a $15.0 million decrease in sales due to paper mill shutdowns in North America caused by customer bankruptcies and lower market demand. Customer attrition in the North American region of Paper Services and the termination of a low-margin chemical management contract in North America accounted for volume declines of $11.0 million and $12.7 million, respectively. Pricing concessions made to Paper Services customers in North America accounted for a $2.5 million decrease in sales. Unspecified volume and price reductions also resulted from the distractions to our sales force and customers caused by the sales reorganizations in North America and the Pacific region and the sale of the Company. However, these shortfalls were offset by positive growth in the upstream market of Energy Services, the Global Mining Business and the Emerging Markets regions of Industrial and Institutional Services, which recorded organic sales growth of $20.2 million, $12.0 million and $6.3 million respectively.

Gross Profit.    Gross profit, defined as the difference between net sales and costs of products sold, of $1,388.1 million for the year ended December 31, 2003 increased by $25.6 million, or 1.9%, over the $1,362.5 million reported for the year ended December 31, 2002. Adjusted for the favorable effects of changes in foreign currency translation rates, gross profit decreased by $46.5 million, or 3.4%. Approximately 46% of this decline was attributable to expensing a portion of the adjustment made to increase inventories to fair value at the date of the Acquisition. Other specific factors that contributed to the decline in gross profit include the net effect of divestitures and acquisitions ($6.4 million), the effect of pricing concessions made to Paper Services customers in North America ($2.5 million), unfavorable mix resulting from increased sales of low margin commodity polymers by Paper Services in North America ($1.9 million), and unfavorable mix between upstream and downstream sales by Energy Services ($3.1 million). Gross profit was also negatively impacted by inventory disposals and

PORTA-FEED write-offs of $1.8 million and $1.0 million, respectively. Lower sales volumes accounted for $1.9 million of the decrease in gross profit. Other factors contributing to the gross profit decline include unfavorable mix caused by an increase in legislated Synfuel sales in mining markets served by Industrial and Institutional Services, as well as general price pressures in most markets. Gross profit margin for the year ended December 31, 2003 declined to 50.2% from 51.5% for the same period last year, mostly as a result of the aforementioned factors. The expensing of a portion of the adjustment made to increase inventories to fair value at the date of the Acquisition accounted for nearly two-thirds of the change in gross profit margin.

Selling, Administrative and Research Expenses.    Selling, administrative and research expenses for the year ended December 31, 2003 of $1,058.7 million increased by $85.1 million, or 8.7%, from $973.6 million for the year ended December 31, 2002. Adjusted for the unfavorable effects of changes in foreign currency translation rates, selling, administrative, and research expenses increased by $38.6 million, or 4.0%, primarily due to the non-recurring costs associated with the sale of the company and a non-cash write-off of an asset.

Business Optimization Expenses.    Business optimization expenses for the year ended December 31, 2003 and 2002 were $21.1 million and $32.8 million, respectively. The decrease from last year is due to the completion of various integration processes in 2002, partially offset by costs associated with the sales and marketing business realignment launched in 2002.

Amortization of Intangible Assets.    Amortization of intangible assets was $84.3 million and $89.2 million for the year ended December 31, 2003 and 2002, respectively. The decrease resulted from the preliminary purchase accounting adjustments as a result of the Acquisition.

Goodwill Impairment.    Goodwill impairment of $244.4 million was recorded by the Predecessor during the period from January 1, 2003 through November 3, 2003 in accordance with Statement of Financial Accounting Standards (SFAS) No. 142, Goodwill and Other Intangible Assets. Goodwill was evaluated for impairment based on the purchase price for Ondeo Nalco Group.

Other Income (Expense), Net.    Other income (expense), net was a net expense of $22.8 million and a net income of $0.7 million for the year ended December 31, 2003 and 2002, respectively. This change was primarily attributable to a $10.4 million charge in 2003 resulting from the Predecessor's termination of an interest rate swap due to the Acquisition and a $5.3 million loss on the sale of the Predecessor's South African subsidiary in 2003, and a $12.4 million gain on sale of the additives business in 2002. These unfavorable variations compared to a year ago were partially offset by favorable changes in franchise taxes and foreign currency exchange adjustments.

Net Interest Expense.    Net interest expense, defined as the combination of interest income and interest expense, of $74.6 million for the year ended December 31, 2003 increased by $43.9 million from the $30.7 million reported for the year ended December 31, 2002. The increase is due primarily to the interest charges incurred on the new debt used to finance the acquisition of the Company.

Effective Tax Rate.    The effective tax rate, excluding the impacts of the aforementioned goodwill impairment charge and the sale of the Predecessor's South African subsidiary, was 43.3% for the year ended December 31, 2003 compared to an effective tax rate of 44.4% for the year ended December 31, 2002. The lower effective tax rate in 2003 was primarily attributable to the release of a contingency accrual after the completion of an audit by local tax authorities at one of the Predecessor's European subsidiaries.

Minority Interest Expense.    Minority interest expense was $0.8 million higher than the $3.3 million for the year ended December 31, 2002, reflecting higher earnings reported by majority-owned subsidiaries in Saudi Arabia and South Africa.

Period from November 4, 2003 to December 31, 2003

For the period November 4, 2003 to December 31, 2003, we generated sales of $460.1 million, with gross profit of $209.6 million and a gross profit margin of 45.6%. Selling, administrative and research expenses were $173.4 million or 37.7% of sales. Amortization of intangible assets was $15.4 million and business optimization expenses were $0.8 million, resulting in operating earnings of $20.0 million or 4.3% of sales. Other expense was $3.5 million and net interest expense was $49.0 million, resulting in a loss before income taxes of $32.5 million or 7.1% of sales. The income tax benefit was $8.3 million and minority interest income was $0.1 million. Net loss for the period was $24.1 million or 5.2% of sales. Included in the period was a $21.2 million charge to cost of product sold for the write-off of inventory step-up related to purchase accounting. In addition, interest expense includes $15.8 million in bridge financing commitment fees incurred in connection with the Acquisition.

Period from January 1, 2003 to November 3, 2003 Compared to the Year Ended December 31, 2002

The following discussion is for the period from January 1, 2003 to November 3, 2003 compared to a twelve-month period ended December 31, 2003, thus creating significant variances due to the differences in periods. Unless otherwise noted in the discussion, the primary reason for the variances is the inconsistent periods.

Net Sales.    Net sales for the period ended November 3, 2003 were $2,306.5 million, a $337.8 million, or 12.8%, decrease over the $2,644.3 million reported for the year ended December 31, 2002.

Gross Profit.    Gross profit, defined as the difference between net sales and costs of products sold, of $1,178.5 million for the period ended November 3, 2003 decreased by $184.0 million, or 13.5%, over the $1,362.5 million reported for the year ended December 31, 2002.

Selling, Administrative and Research Expenses.    Selling, administrative and research expenses for the period ended November 3, 2003 of $885.3 million decreased by $88.3 million, or 9.1%, from $973.6 million for the year ended December 31, 2002.

Business Optimization Expenses.    Business optimization expenses for the period ended November 3, 2003 and for the year ended December 31, 2002 were $20.3 million and $32.8 million, respectively. The decrease from last year is due to the completion of various integration processes in 2002, partially offset by costs associated with the sales and marketing business realignment launched in 2002.

Amortization of Intangible Assets.    Amortization of intangible assets was $68.9 million and $89.2 million for the period ended November 3, 2003 and the year ended December 31, 2002, respectively.

Goodwill Impairment.    Goodwill impairment of $244.4 million was recorded during the period from January 1, 2003 through November 3, 2003 in accordance with Statement of Financial Accounting Standards (SFAS) No. 142, Goodwill and Other Intangible Assets. Goodwill was evaluated for impairment based on the purchase price for Ondeo Nalco Group.

Other Income (Expense), Net.    Other income (expense), net was a net expense of $19.3 million and a net income of $0.7 million for the period ended November 3, 2003 and the year ended December 31, 2002, respectively. This change was primarily attributable to a $10.4 million charge in 2003 resulting from the termination of an interest rate swap due to the Acquisition and a $5.3 million loss on the sale of the South African subsidiary in 2003, and a $12.4 million gain on sale of the additives business in 2002. These unfavorable variations compared to a year ago were partially offset by favorable changes in franchise taxes and foreign currency exchange adjustments.

Net Interest Expense.    Net interest expense, defined as the combination of interest income and interest expense, of $25.6 million for the period ended November 3, 2003 decreased by $5.1 million from the $30.7 million reported for the year ended December 31, 2002.

Effective Tax Rate.    The effective tax rate, excluding the impacts of the aforementioned goodwill impairment charge and the sale of the South African subsidiary, was 39.8% for the period ended November 3, 2003 compared to an effective tax rate of 44.4% for the year ended December 31, 2002. The lower effective tax rate in 2003 was primarily attributable to the release of a contingency accrual after the completion of an audit by local tax authorities at one of the European subsidiaries.

Minority Interest Expense.    Minority interest expense was $0.9 million higher for the period ended November 3, 2003, than the $3.3 million for the year ended December 31, 2002, reflecting higher earnings reported by majority-owned subsidiaries in Saudi Arabia and South Africa.

Year Ended December 31, 2002 Compared to the Year Ended December 31, 2001

Net Sales.     Net sales were $2,644.3 million in 2002, a $24.6 million, or 0.9% increase from $2,619.7 million reported in 2001. After adjusting for the unfavorable effects of changes in foreign currency exchange rates, net sales increased by $53.3 million, or 2.0%. Approximately $15.8 million of this improvement was due to the net effect of acquisitions and divestitures, with the remaining $37.5 million primarily due to volume growth. The Pacific region reported the largest percentage growth from the previous year, with significant improvement in the pulp and paper market. Other areas of growth included our middle market business in all regions, emerging markets and the upstream business of Energy Services. These increases more than offset reductions in the North American paper market due to customer consolidations and lower market demand.

Gross Profit.    Gross profit increased by $26.6 million, or 2.0% over the $1,335.9 million gross profit reported in 2001. After adjusting for the unfavorable effects of changes in foreign currency exchange rates, gross profit increased by $43.0 million, or 3.2%. Approximately 41% of this improvement is due to the impact of asset write offs charged to cost of product sold during 2001 and about 16% is due to the net effect of acquisitions and divestitures. The remainder is primarily due to sales volume growth. Overall gross profit margin (gross profit as a percentage of sales) for the year 2002 increased to 51.5% from 50.9% in 2001 for the reasons discussed above.

Selling, Administrative and Research Expenses.    Selling, administrative and research expenses for 2002 of $973.6 million decreased by $49.1 million, or 4.8% from $1,022.7 million in 2001. After adjusting for the favorable effects of changes in foreign currency exchange rates, selling, administrative, and research expenses decreased by $47.0 million, or 4.6%. This decrease was mainly due to decisions taken in the second half of 2001 to reduce selling, marketing, and research expenses in North America by approximately $19.0 million. In addition, $5.8 million of nonrecurring executive retention payments were charged to selling, administrative and research expenses in 2001.

Amortization of Goodwill and Acquisition-Related Intangibles.    Amortization of goodwill and acquisition-related intangibles of $89.2 million in 2002 was approximately half the amount for 2001, which primarily resulted from the adoption of SFAS 142 on January 1, 2002. Under SFAS No. 142, goodwill and intangible assets deemed to have indefinite lives are no longer amortized, but are subject to annual impairment tests.

Business Optimization Expenses.    Business optimization expenses for 2002 were $32.8 million compared to $172.3 million in 2001. This decrease was due to our completion of the Nalco Chemical Company, Aquazur, Calgon integration and our North American manufacturing optimization process. These decreases were partially offset by an increase in costs associated with the ONES integration expense and the initiation in 2002 of the sales and marketing integration expense. See "—Business Optimization Expenses."

Purchased In-Process Research and Development.    Purchased in-process research and development was $1.3 million in 2001, resulting from the redemption of Exxon's 40% interest in the Nalco/Exxon joint venture.

Other Income (Expense), Net.    Other income (expense), net was a net gain of $0.7 million for 2002, which represented a favorable change of $15.8 million from the net charge of $15.1 million in 2001. The change was mainly attributable to changes in gains and losses on the disposal of assets. In 2002, Ondeo Nalco Company sold its performance additives business, realizing a gain of $12.4 million, while 2001 included a $9.0 million loss on the sale of Calgon's former headquarters facility that was partly offset by a $7.0 million gain on the sale of Ondeo Nalco Company's corporate aircraft.

Net Interest Expense.    Net interest expense decreased by $4.9 million from 2001 primarily as a result of reduced borrowings and slightly lower interest rates.

Income Tax Provision (Benefit).    Income tax provision (benefit) was a provision of $105.2 million in 2002 compared to a benefit of $1.8 million in 2001. This change mostly resulted from the $319.3 million favorable change in earnings (loss) before income taxes in 2002 from 2001.

Minority Interest Expense.    Minority interest expense was $3.3 million in 2002 versus $3.4 million in 2001.

Liquidity and Capital Resources

Operating Activities.    Historically, our main source of liquidity has been our solid cash flow generated by operating activities. For the six months ended June 30, 2004, cash provided by operating activities was $125.4 million, a $4.2 million decrease from the same period last year. This decrease primarily resulted from higher interest payments in 2004, due to higher debt from the Acquisition, partly offset by lower working capital requirements, reflecting efforts to more effectively manage working capital.

Between January 1, 2001 and June 30, 2004, we generated cumulative operating cash flow of $1,095.9 million. Ondeo Nalco Group had $87.0 million of net cash outflows for its accounts receivable securitization program during 2003. This program was terminated in October 2003. During 2002, Ondeo Nalco Group contributed $90.0 million to the principal domestic pension plan.

We have several noncontributory defined benefit pension plans covering most employees in the United States and those with certain non-U.S. subsidiaries, principally in the U.K. Our funding policy for the U.S. qualified pension plan is generally to contribute an amount equal to the minimum amount contribution under ERISA. We may increase our contribution above the minimum if appropriate to minimize our tax and cash position and the funded position of the plans. Cash contributions for all plans were $19.9 million for 2001, $100.9 million for 2002, including the one-time voluntary contribution of $90.0 million to our U.S. qualified plan that we made in 2002, and $31.2 million for 2003. In the six months ended June 30, 2004, we did not make any contributions to our U.S. pension plan. We contributed $4.1 million to our U.S. pension plan in July 2004, but do not currently plan to make additional contributions to that plan during the remainder of 2004.

Since January 1, 2001, we have contributed a total of $63.0 million to our profit sharing trust related to our Profit Sharing and Savings Plan, $13.0 million in 2001, $11.8 million in 2002, $24.0 million in 2003 and $14.2 million during the first six months of 2004. Under the terms of the stock purchase agreement relating to the Acquisition, until satisfaction of the contribution agreement, the full amount of these contribution requirements will be offset by equivalent payments from Suez to us. Based on current projections, we estimate that the contribution agreement will be satisfied within four to five years. Also, since 2000, we have received cash flow benefits from reduced U.S. taxes attributable to interest deductions on debt incurred to finance Suez's 1999 purchase of Nalco. We will seek to achieve additional cash flow benefits through tax planning strategies.

Investing Activities.    Cash used for investing activities was $9.7 million for the six months ended June 30, 2004. Net property additions of $34.9 million were partly offset by a $25.6 million purchase price adjustment related to the Acquisition. Approximately half of the capital spending was attributable to our information systems project.

Net property additions of $40.4 million accounted for slightly more than half of the $79.9 million of cash used for investing activities by the Predecessor during the six months ended June 30, 2003. The purchase of the remaining 60% of the common shares of Oekophil AG accounted for the $15.0 million net use of cash for business purchases/sales. Other investing activities of $24.5 million were mainly comprised of additional advances to a former related party and an investment in a former affiliated company.

In the period from January 1, 2001 through June 30, 2004, we have cumulatively invested $4,756.7 million for the acquisition of Ondeo Nalco Group, capital expenditures and other completed acquisitions. The investment related to the Acquisition was $4,101.5 million. From 2001 through June 30, 2004, net property additions were $359.2 million. These additions were for investments in field equipment, the North American and European implementation of a global SAP management information system and various other investments in machinery, production and transportation equipment. Investments in business acquisitions, net of divestitures was $412.4 million for the period from January 1, 2001 through June 30, 2004. See "—Business Combinations, Acquisitions and Divestitures" above for further details. Net cash received for notes receivable from related parties was $78.6 million for the period from January 1, 2001 through June 30, 2004.

Net capital expenditures in 2004 are expected to be approximately $100 million. In the six months ended June 30, 2004, we spent $34.9 million on capital expenditures.

Financing Activities.    Net cash used for financing activities totaled $113.7 million during the six months ended June 30, 2004. We made discretionary payments of $90.0 million against our term loan

B facility and repaid the $15.0 million we had borrowed from our revolving credit facility as of the end of 2003. We also used $92.0 million of proceeds from borrowings under our new receivables facility described below and $8.0 million cash on hand to repay $100.0 million of our term loan debt. The $100.0 million repayment was used to make scheduled term loan payments due during the first six months of 2004 as well as discretionary prepayments. We also received $9.8 million of additional capital during the six months ended June 30, 2004. This was the direct result of additional equity received by our ultimate parent company, Nalco LLC, and was comprised of an equity investment of $1.2 million from Dr. William H. Joyce, our Chairman and Chief Executive Officer, and $8.6 million in proceeds from the sale of equity interests to certain officers and key employees under the Nalco LLC 2004 Unit Plan, an equity compensation plan. During the six months ended June 30, 2003, net cash used for financing activities by the Predecessor totaled $18.2 million, reflecting net repayments of debt of $49.6 million and capital contributions of $31.4 million from Nalco International SAS, a former related party owned by Suez.

Net cash provided by financing activities totaled $3,683.6 million during the period from January 1, 2001 through June 30, 2004. During the period from November 4, 2003 through December 31, 2003, we financed the Acquisition through net borrowings of $3,221.7 million and a $1,001.9 million capital contribution from Nalco Holdings LLC's unitholders (which are currently unitholders of Nalco LLC). We paid $92.4 million to obtain that debt financing. Net cash used by Ondeo Nalco Group for financing activities during the period from January 1, 2003 through November 3, 2003 totaled $234.2 million, which was attributable to a net decrease in borrowings of $280.4 million and dividends paid of $29.0 million, partly offset by capital contributions of $77.7 million. During the year ended December 31, 2002, net cash used by Ondeo Nalco Group for financing activities totaled $232.7 million. A net decrease in borrowings of $255.4 million and dividend payments of $122.3 million were partly offset by net proceeds of $144.8 million from the corporate facility sale and leaseback. Net cash provided by financing activities for the Ondeo Nalco Group during the year ended December 31, 2001 totaled $133.9 million, which was attributable to a net increase in borrowings of $282.0 million, partly offset by dividends paid of $148.1 million.

Prior to the Transactions, Ondeo Nalco Group obtained short-term financing in the United States from Suez Finance LP, a finance company operated by Suez to provide funding to its North American subsidiaries, rather than from external sources. In December 2001, Ondeo Nalco Group entered into a $150.0 million off-balance sheet accounts receivable securitization facility that allowed it to periodically transfer undivided interests in most of its U.S. trade receivables. This facility was terminated in October 2003 in anticipation of the sale of Ondeo Nalco Group by Suez.

Since the Transactions, we have been highly leveraged. Our liquidity requirements are significant, primarily due to debt service requirements as well as research and development and capital investment. Our primary source of liquidity will continue to be cash flow generated from operations, but we also have availability under a $250 million revolving credit facility and a $100 million receivables facility, in each case subject to certain conditions. We believe that our financial position and financing structure will provide flexibility in worldwide financing activities and permit us to respond to changing conditions in credit markets.

Senior credit facilities.    Our revolving credit facility is part of our senior credit facilities. Our senior credit facilities also include a $300 million term loan A facility (which includes an €88.0 million tranche) maturing on November 4, 2009 and a $1,300 million term loan B facility maturing on November 4, 2010. Borrowings under the senior credit facilities bear interest at a floating base rate plus an applicable margin. The applicable margin for borrowings under the revolving credit facility and the term loan A facility is 1.50% with respect to base rate borrowings and 2.50% with respect to LIBOR or Eurocurrency borrowings and may be reduced subject to our attaining certain leverage ratios. The applicable margin for borrowings under the term loan B facility is 1.50% with respect to base rate borrowings and 2.50% with respect to LIBOR or Eurocurrency borrowings. The applicable margin for borrowings under the term loan B facility is not subject to adjustment.

In addition to paying interest on outstanding principal under the senior credit facilities, we are required to pay a commitment fee to the lenders under the revolving credit facility in respect of the unutilized commitments at a rate equal to 0.50%. We also pay customary letter of credit fees.

The term loan A facility will amortize each year in quarterly amounts at a rate of 5% per annum in year one, 10% per annum in year two, 15% per annum in year three, 20% per annum in year four and 25% per annum in each of years five and six. In addition to making $7.8 million of scheduled repayments due for the first six months of 2004, we repaid an additional $75.1 million mostly using proceeds from the accounts receivable securitization facility.

The term loan B facility will amortize each year in an amount equal to 1% per annum in equal quarterly installments for the first six years and nine months, with the remaining amount payable on November 4, 2010. In addition to making $6.5 million of scheduled repayments due for the first six months of 2004, we made discretionary payments of $90.0 million using cash generated from operations and repaid an additional $17.5 million mostly using proceeds from the accounts receivable securitization facility.

Principal amounts outstanding under the revolving credit facility will be due and payable in full at maturity on November 4, 2009. In the six months ended June 30, 2004, we repaid the $15.0 million balance on our revolving credit facility. As of June 30, 2004, we had no borrowings outstanding under our revolving credit facility.

The senior credit facilities contain a number of covenants that, among other things, restrict, subject to certain exceptions, our ability and our subsidiaries' ability, including Nalco Company, to sell assets, incur additional indebtedness or issue preferred stock, repay other indebtedness, pay dividends and distributions or repurchase certain capital stock, create liens on assets, make investments, loans or advances, make certain acquisitions, engage in mergers or consolidations, enter into sale and leaseback transactions, engage in certain transactions with affiliates, amend certain material agreements governing our indebtedness, change the business conducted by us and our subsidiaries (including Nalco Company) and enter into hedging agreements. In addition, the senior credit facilities require Nalco Company to maintain the following financial covenants: a maximum total leverage ratio, a minimum interest coverage ratio and a maximum capital expenditures limitation. We were in compliance with all covenants at June 30, 2004.

Senior discount notes, senior notes and senior subordinated notes.    As part of the Transactions, in November 2003, Nalco Company issued $665 million aggregate principal amount of 7¾% U.S. dollar-denominated senior notes due 2011, €200 million aggregate amount of 7¾% euro-denominated senior notes due 2011, $465 million aggregate principal amount of 8 7/8% U.S. dollar-denominated senior subordinated notes due 2013 and €200 million principal amount of 9% euro-denominated senior subordinated notes due 2013.

On January 21, 2004, our subsidiaries Nalco Finance Holdings LLC and Nalco Finance Holdings Inc. issued $694.0 million aggregate principal amount at maturity of 9.0% senior discount notes due 2014. Prior to February 1, 2009, interest will accrue on the notes in the form of an increase in the accreted value of such notes. The accreted value of each note will increase from the date of issuance until February 1, 2009 at a rate of 9.0% per annum, reflecting the accrual of non-cash interest, such that the accreted value will equal the principal amount at maturity on February 1, 2009. Cash interest payments on the notes will be due and payable beginning in 2009. Our primary source of liquidity for such payments will be cash flow generated from the operations of subsidiaries, including Nalco Holdings and Nalco Company. However, the terms of Nalco Company's senior credit agreement fully prohibit Nalco Holdings and our other subsidiaries from paying dividends or otherwise transferring assets to the issuers. In addition, the terms of certain of the indentures governing the existing senior notes and senior subordinated notes of Nalco Company significantly restrict Nalco Company and our other subsidiaries from paying dividends, making distributions and otherwise transferring assets to the issuers of the senior discount notes. For example, the ability of Nalco Company to make such payments is governed by a formula based on 50% of its consolidated net income (which, as defined in such indentures, excludes impairment charges, amortization charges from purchase accounting and any after-tax extraordinary, unusual or nonrecurring gains and losses). In addition, as a condition to making such payments to the issuers based on such formula, Nalco Holdings must have an Adjusted EBITDA to interest expense ratio of at least 2.0 to 1 after giving effect to any such payments.

Notwithstanding such restrictions, such indentures permit an aggregate of $50.0 million of such payments to be made whether or not there is availability under the formula or the conditions to its use are met.

The indentures governing the senior discount notes, the senior notes and senior subordinated notes limit our ability and the ability of our restricted subsidiaries to:

•	incur additional indebtedness;

•	pay dividends on or make other distributions or repurchase certain capital stock;

•	make certain investments;

•	enter into certain types of transactions with affiliates;

•	limit dividends or other payments by our restricted subsidiaries;

•	use assets as security in other transactions; and

•	sell certain assets or merge with or into other companies.

Subject to certain exceptions, the indentures governing the senior discount notes, the senior notes and senior subordinated notes permit the company and our restricted subsidiaries to incur additional indebtedness, including secured indebtedness.

Covenant compliance.    The breach of covenants in our senior credit agreement that are tied to ratios based on Adjusted EBITDA could result in a default under that agreement and the lenders could elect to declare all amounts borrowed due and payable. Any such acceleration would also result in a default under our indentures. Additionally, under our debt agreements, our ability to engage in activities such as incurring additional indebtedness, making investments and paying dividends is also tied to ratios based on Adjusted EBITDA.

Adjusted EBITDA is used to determine our compliance with many of the covenants contained in the indentures governing the notes and in our senior credit agreement. Adjusted EBITDA is defined as EBITDA further adjusted to exclude unusual items and other adjustments permitted in calculating covenant compliance under the indentures and our senior credit facility. We believe that the inclusion of supplementary adjustments to EBITDA applied in presenting Adjusted EBITDA are appropriate to provide additional information to investors to demonstrate compliance with our financing covenants.

	Predecessor			Successor	Predecessor	Successor
	Year Ended December 31,		January 1, 2003 through November 3, 2003	November 4, 2003 through December 31, 2003	Six Months Ended June 30, 2003	Six Months Ended June 30, 2004	Pro Forma Year Ended December 31, 2003	Pro Forma Six Months Ended June 30, 2004
	2001	2002
					(unaudited)	(unaudited)	(unaudited)	(unaudited)
	(dollars in millions)
EBITDA	$245.7	$488.2	$106.8	$54.5	$(29.9)	$119.6	$186.0	$139.8
Non-cash charges	31.1	31.2	268.7	23.9	262.1	153.0	273.9	138.5
Business optimization charges	172.3	32.8	20.3	0.8	9.7	—	21.1	—
Unusual items (1)	9.9	(33.3)	48.5	6.3	8.4	4.5	52.3	4.5
Other adjustments (2)	(0.8)	(2.1)	(3.4)	1.5	(2.2)	3.7	(5.4)	(2.0)
Cost savings (3)	30.0	30.0	25.0	5.0	15.0	—	30.0	—
Adjusted EBITDA	$488.2	$546.8	$465.9	$92.0	$263.1	$280.8	$557.9	$280.8

(1)	We are required to adjust EBITDA for non-cash charges, business optimization expenses and other unusual items. See notes 2, 6 and 7 to the consolidated and combined financial statements of Nalco Holding Company for the year ended December 31, 2003 and note 2 to the consolidated and combined financial statements of Nalco Holding Company for the six months ended June 30, 2004 for more information.

(2)	We are required to make adjustments to EBITDA for monitoring fees paid to the Sponsors, franchise taxes, 401(k) matching contributions and other pro forma adjustments. These pro forma adjustments include purchase accounting for pensions, the incremental cash rent expense we will incur under our sublease with Suez and the elimination of the monitoring fees paid to affiliates of the Sponsors as we intend to terminate this agreement in connection with the offering.

(3)	Our financing agreements also permit us to adjust EBITDA on a pro forma basis for certain cost savings that we expect to achieve. We have initiated a comprehensive cost reduction plan which we expect will yield savings in 2004 of at least $75 million compared to 2003. We expect our cost reduction plan to achieve incremental efficiencies through work process redesign and other targeted cost improvement programs, which address inefficiencies in our administrative and overhead functions, as well as other support functions around the world.

Our covenant levels and ratios for the four quarters ended June 30, 2004 are as follows:

	Covenant Level at June 30, 2004	Ratios
Senior credit facility (1)
Minimum Adjusted EBITDA to cash interest ratio	1.65x	3.04x
Maximum net debt to Adjusted EBITDA ratio	6.75x	5.33x
Indentures (2)
Minimum Adjusted EBITDA to fixed charge ratio required to incur additional debt pursuant to ratio provisions	2.00x	2.78x

(1)	Our senior credit facility requires us to maintain an Adjusted EBITDA to cash interest ratio starting at a minimum of 1.65x and a net debt to Adjusted EBITDA ratio starting at a maximum of 6.75x, in each case for the most recent four quarter period. Failure to satisfy these ratio requirements would constitute a default under the senior credit agreement. If our lenders failed to waive any such default, our repayment obligations under the senior credit agreement could be accelerated, which would also constitute a default under our indentures.

(2)	Our ability to incur additional debt and make certain restricted payments under our indentures, subject to specified exceptions, is tied to an Adjusted EBITDA to fixed charge ratio of at least 2.0 to 1, except that we may incur certain debt and make certain restricted payments and certain permitted investments without regard to the ratio, such as up to an aggregate principal amount of $1,950.0 million (including $1,410.0 million that was outstanding under our term loan facilities as of June 30, 2004) and investments in similar businesses and other investments equal to 6% of our consolidated assets.

Local lines of credit.    Certain of our non-U.S. subsidiaries have lines of credit to support local requirements. As of June 30, 2004, the aggregate outstanding balance under these local lines of credit was approximately $18.7 million. Certain of these lines of credit are equally and ratably secured with obligations under our senior credit facilities.

Receivables facility.    Nalco Company entered into a receivables facility on June 25, 2004 that provides up to $100.0 million in funding from a commercial paper conduit sponsored by JPMorgan Chase Bank, one of the lenders under Nalco Company's senior credit facilities, based on availability of eligible receivables and satisfaction of other customary conditions. At the closing, we received $92.0 million in proceeds, which we used to repay term loans under the senior credit facilities.

In connection with the receivables facility we established a wholly-owned consolidated bankruptcy-remote special purpose subsidiary, Nalco Receivables LLC (the "transferor"), to which Nalco Company and one of its domestic subsidiaries (the "sellers") sells trade accounts receivables (the "receivables") pursuant to a receivables purchase agreement. Pursuant to a receivables transfer agreement, the transferor then transfers an undivided interest in the purchased receivables to the commercial paper conduit or the related bank sponsor (the "transferees") in exchange for cash. The transferor's purchase of receivables from the sellers is financed through the simultaneous transfer of this undivided interest in the purchased receivables, together with cash contributed to it by Nalco Company and the advances made by the sellers under an intercompany note.

Nalco Company, as the receivables collection agent, services, administers and collects the receivables under the receivables transfer agreement for which it receives a monthly servicing fee at a rate of 1% per annum of the average daily outstanding balance of receivables. The receivables facility fees include a usage fee that varies based upon our leverage ratio as calculated under the senior credit facilities and is currently 1.10% of the amount funded. In addition, the transferor is required to pay a fee on the unused portion of the receivables facility that varies based upon the same ratio and is currently 0.35% of the unused portion of the commitments. These rates are per annum and payments of these fees are made to the lenders on the monthly settlement date.

Availability of funding under the receivables facility depends primarily upon the outstanding trade accounts receivable balance from time to time. Aggregate availability is determined by using a formula that reduces the gross receivables balance by factors that take into account historical default and dilution rates, excessive concentrations and average days outstanding and the costs of the facility. Based on the terms of this facility and on the criteria described above, as of June 25, 2004, approximately $129.1 million of our accounts receivable balance was considered eligible for financing under the program, of which approximately $92.5 million would have been available for funding. As of June 25, 2004, we had $92.0 million of outstanding borrowings under this facility.

This facility is treated as a general financing agreement resulting in the funding and related receivables being shown as liabilities and assets, respectively, on our consolidated balance sheet and the costs associated with the receivables facility being recorded as interest expense.

Contractual Obligations and Commitments

The following table summarizes our expected cash outflows resulting from our contractual obligations as of December 31, 2003.

	Payments Due By Period
	Total	2004	2005 to 2006	2007 to 2008	2009 and beyond
	(dollars in millions)
Contractual Obligations:
Debt obligations:
Principal	$3,292.1	$29.2	$105.3	$194.3	$2,963.3
Interest	1,613.6	204.7	395.2	384.2	629.5
Total debt obligations	$4,905.7	$233.9	$500.5	$578.5	$3,592.8
Operating lease obligations(1)	270.0	14.8	23.5	19.7	212.0
Purchase obligations(2)	—	—	—	—	—
Other long-term liabilities(3)(4)	347.3	—	114.8	86.1	146.4
Total	$5,523.0	$248.7	$638.8	$684.3	$3,951.2

(1)	Represents future minimum rental payments related to administrative, research, manufacturing, and warehouse facilities. Operating leases are also in place for vehicles and office equipment, the amounts of which are not readily available.

(2)	Excluded from the table are open purchase orders for raw materials and supplies used in the normal course of business, supply contracts with customers, distribution agreements, joint venture agreements and other contracts without express funding requirements.

(3)	Does not reflect obligations under the Contribution Agreement relating to our Profit Sharing and Savings Plan, for which Suez has agreed to reimburse us.

(4)	The amounts in long-term liabilities represent our expected minimum pension funding requirements for the principal domestic defined benefit pension plan through 2013. Amounts beyond 2013 are not reasonably estimable.

Our contractual obligations and commitments over the next several years are significant. Our primary source of liquidity will continue to be cash flow generated from operations. In the period January 1, 2001 through June 30, 2004 our cumulative cash flow from operations was $1,095.9 million. We have availability under a $250 million revolving credit facility to assist us, if required, in meeting our working capital needs and other contractual obligations. This multi-year revolving credit facility matures in November 2009. If our cash flow from operations is insufficient to fund our debt service and other obligations, we may be forced to reduce or delay capital expenditures, seek additional capital or seek to restructure or refinance our indebtedness. As of June 30, 2004, on an as-adjusted basis after giving effect to this offering and the application of the net proceeds therefrom and $35.0 million of borrowings we intend to make under our revolving credit facility to pay affiliates of the Sponsors a termination fee in connection with our anticipated termination of their obligation to provide services to us under our monitoring fee agreement, we would have had $215.0 million of borrowing capacity available under our revolving credit facility (excluding $34.7 million of outstanding standby letters of credit).

Working capital at June 30, 2004 was comprised of:

(dollars in millions)
Cash	$98.9
Accounts receivable, net of allowances	498.3
Inventories	278.1
Prepaid expenses, taxes and other current assets	93.2
$968.5

Less:
Accounts payable	$(187.7)
Short term debt	(17.5)
Other current liabilities	(292.7)
(497.9)

Working capital	$470.6

We believe that cash flow generated from operations, this offering and our borrowing capacity will be adequate to meet our obligations and business requirements. Our ability to fund these items and to reduce debt may be affected by general economic, financial, competitive, legislative and regulatory factors, and the cost of litigation claims, among other things.

The following table summarizes our expected cash outflows resulting from commercial commitments as of December 31, 2003. Commercial commitments include lines of credit, guarantees and other potential cash outflows resulting from a contingent event that requires our performance pursuant to a funding commitment.

	Amount of Commitment Expiration Per Period
	Total	2004	2005 to 2006	2007 to 2008	2009 and beyond
	(dollars in millions)
Commercial Commitments:
Standby letters of credit(1)	$44.7	$41.9	$2.7	$0.1	$—
Guarantees	—	—	—	—	—
Other commercial commitments	5.6	2.0	3.6	—	—
Total	$50.3	$43.9	$6.3	$0.1	$—

(1)	The final maturity of current instruments is subject to annual renewal.

Quantitative and Qualitative Disclosures about Market Risk

We are subject to inherent risks attributed to operating in a global economy. We may utilize derivative financial instruments as necessary to manage foreign currency exchange rate risks. We manage foreign currency exchange risk arising from financial activities pursuant to our written corporate policy. Forward contracts and, occasionally, swaps and options are utilized to protect these cash flows from adverse movements in exchange rates, and we account for these instruments by marking them to market at each balance sheet date. In addition, we use certain foreign currency debt as a hedge of the foreign currency exposure of a portion of our net investment in foreign operations.

Upon issuance, we designated the €200.0 million aggregate principal amount of 7¾% senior notes due 2011, the €200.0 million aggregate principal amount of 9% senior subordinated notes due 2013, and the €88.0 million term loan as a hedge of our net investment in subsidiary companies whose assets, liabilities, and operations are measured using the euro as their functional currency. Because of the high degree of effectiveness between the hedging instruments and the exposure being hedged, fluctuations in the value of the euro-denominated debt due to exchange rate changes are offset by changes in the net investment. Accordingly, changes in the value of the euro-denominated debt are recognized in foreign currency translation adjustment, a component of accumulated other comprehensive income, to offset changes in the value of our net investment in subsidiary companies whose financial statements are measured using the euro as their functional currency.

We formally assess, on a quarterly basis, whether the euro-denominated debt is effective at offsetting changes in the value of the underlying exposure. For the six months ended June 30, 2004, we recorded a $23.1 million non-cash pretax gain in the accumulated foreign currency translation adjustment account related to this hedge. No hedge ineffectiveness was recorded in income.

We also manage operational (transactional) foreign currency risk, particularly in emerging markets, by closely managing both pricing and raw material sourcing. Risks associated with foreign exchange translation exposures are not hedged.

We have exposure to fluctuations in foreign currency exchange rates. Based on our derivative foreign currency instruments outstanding at December 31, 2003, a 10% uniform strengthening or weakening in the value of the U.S. dollar relative to the currencies in which those derivative foreign currency instruments are denominated would result in a gain or loss in fair values of less than $2.0 million.

Our sensitivity analysis of the effects of the changes in interest rates and foreign currency exchange rates do not reflect the effect of such changes on the related hedged transactions or on other operating transactions. The analysis also does not factor in a potential change in the level of variable rate borrowings or derivative instruments outstanding that could take place if these hypothetical conditions prevailed.

We are exposed to credit loss in the event of nonperformance by the other party to the derivative financial instruments. We limit this exposure by entering into agreements directly with a number of major financial institutions that meet our credit standards and that are expected to satisfy fully their obligations under the contracts. We view derivative financial instruments as a risk management tool and do not use them for speculative or trading purposes.

At June 30, 2004, we had $1,516.4 million of variable rate debt. A 1% increase in the average interest rate would increase future interest expense by approximately $15.2 million per year.

Recent Accounting Pronouncements

In January 2004, the Financial Accounting Standards Board (FASB) issued Staff Position 106-1 (FSP 106-1), Accounting and Disclosure Requirements Related to the Medicare Prescription Drug, Improvement and Modernization Act of 2003, which permits a sponsor of a postretirement health care plan that provides a prescription drug benefit to make a one-time election to defer accounting for the effects of the Medicare Prescription Drug, Improvement and Modernization Act of 2003. Regardless of whether a sponsor elects that deferral, FSP 106-1 requires certain disclosures in financial statements for fiscal years ending after December 7, 2003 pending further consideration of the underlying accounting issues. We have elected to defer financial recognition of this legislation and have included the required disclosures in note 15 to the consolidated and combined financial statements of Nalco Holding Company.

In December 2003, the FASB issued revised Statement of Financial Accounting Standards (SFAS) No. 132, Employers' Disclosures about Pensions and Other Postretirement Benefits. The revised SFAS No. 132 requires additional disclosures about the types of plan assets, investment strategy, measurement date(s), plan obligations, cash flows, and components of net periodic benefit cost recognized during interim periods. This Statement is effective for financial statements with fiscal years ending after December 15, 2003. The adoption of the revised SFAS 132 did not impact our financial position or results of operations, and the additional disclosures are included in note 15 to the consolidated and combined financial statements of Nalco Holding Company.

In December 2003, the FASB issued FASB Interpretation No. 46R (FIN 46R), Consolidation of Variable Interest Entities, to address certain implementation issues and to make technical corrections to the original interpretation issued in January 2003. FIN 46R establishes conditions under which an entity must be consolidated based upon variable interests rather than voting interests. Variable interests are ownership interests or contractual relationships that enable the holder to share in the financial risks and rewards resulting from the activities of a Variable Interest Entity (VIE). A VIE can be a corporation, partnership, trust, or any other legal structure used for business purposes. An entity is considered a VIE under FIN 46R if it does not have an equity investment sufficient for it to finance its activities without assistance from variable interests, if its equity investors do not have voting rights, or if the voting rights of equity investors are not proportionate to their economic rights. FIN 46R requires us to consolidate VIEs for which we are the primary beneficiary and to disclose certain information about significant variable interests we hold. The primary beneficiary of a VIE is the entity that receives the majority of the entity's expected losses, residual returns, or both. FIN 46R is effective March 31, 2004 for VIEs except special purpose entities for which the effective date is December 31, 2003. We do not believe we have special purpose entities within the scope of FIN 46R, but we continue to evaluate our equity method investments to determine whether these entities are VIEs pursuant to the revised interpretation; however, we do not expect the adoption of FIN 46R to have a material effect on our financial position, results of operations or cash flows.

In May 2003, the FASB issued SFAS No. 150, Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity, which clarifies the accounting for certain financial instruments with characteristics of both liabilities and equity and requires that those instruments be classified as liabilities in statements of financial position. SFAS No. 150 is effective for financial instruments entered into or modified after May 31, 2003, and otherwise is effective at the beginning of the first interim period beginning after June 15, 2003. The adoption of SFAS No. 150 did not, and is not expected to, have a material impact on our financial position or results of operations.

In April 2003, the FASB issued SFAS No. 149, Amendment of Statement 133 on Derivative Instruments and Hedging Activities. SFAS No. 149 amends and clarifies financial accounting and reporting for derivative instruments, including certain derivative instruments embedded in other contracts (collectively referred to as derivatives) and for hedging activities under SFAS No. 133, Accounting for Derivative Instruments and Hedging Activities. This statement is effective for contracts entered into or modified after June 30, 2003 and for hedging relationships designated after June 30, 2003. The adoption of SFAS No. 149 did not have a material impact on our financial position or results of operations.

In November 2002, the FASB issued FASB Interpretation No. 45 (FIN 45), Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others. FIN 45 elaborates on the disclosures to be made by a guarantor in its financial statements about its obligations under certain guarantees that it has issued. It also clarifies the requirement for recognition of a liability by a guarantor at the inception of the guarantee based on the fair value of the obligation undertaken in issuing the guarantee. Initial recognition and measurement provisions of FIN 45 are applicable on a prospective basis to guarantees issued or modified after December 31, 2002. Adoption of these provisions did not have a material impact on our financial position or results of operations. The disclosure requirements of FIN 45 were effective for financial statements of interim or annual periods ending after December 15, 2002.

In June 2002, the FASB issued SFAS No. 146, Accounting for Costs Associated with Exit or Disposal Activities. This statement is intended to achieve consistency in timing of recognition between exit costs, such as one-time employee separation benefits and contract termination payments, and all other costs. Under preexisting literature, certain costs associated with exit activities were recognized when management committed to a plan. Under SFAS No. 146, costs are recognized when a liability has been incurred under general concepts. For instance, under preexisting literature, plant closure costs would be accrued at the plan commitment date. Under SFAS No. 146, these costs would be recognized as closure activities are performed. These provisions could be expected to have the general effect of delaying recognition of certain costs related to restructuring programs. We adopted SFAS No. 146 with respect to exit or disposal activities initiated after December 31, 2002, and the adoption did not have a material impact on our financial position or results of operations.

In June 2001, the FASB issued SFAS No. 143, Accounting for Asset Retirement Obligations. SFAS No. 143 applies to legal obligations associated with the retirement of long-lived assets that result from the acquisition, construction, development and/or the normal operation of a long-lived asset. Under SFAS No. 143, the fair value of a liability for an asset retirement obligation should be recognized in the period in which it is incurred and capitalized as part of the carrying amount of the related long-lived asset. Changes in the liability due to the passage of time are recognized as an operating expense, and the capitalized cost is depreciated over the useful life of the related asset. We adopted SFAS No. 143 effective January 1, 2003. Adoption of SFAS No. 143 had no impact on our financial position or results of operations. No asset retirement obligations were recorded at December 31, 2003, since information concerning potential settlement dates of any obligations is unknown.

INDUSTRY OVERVIEW

We provide integrated water treatment and process improvement services, chemicals and equipment programs for industrial and institutional applications. We compete in three primary markets: Industrial and Institutional Services, Energy Services and Paper Services.

Industrial and Institutional Services

Industrial and Institutional Services provides water treatment chemicals and services and process chemicals and services across a broad spectrum of industries and institutions.

Our water treatment chemicals and related services serve the water and waste treatment needs of industrial, institutional and municipal customers. Water treatment applications, which include boiler water, cooling water, influent and wastewater applications, are designed to control corrosion, scale, deposit formation and microbiological growth. Customers use water treatment programs to extend the useful life of their assets, minimize downtime of their facilities and conserve water and energy. Typical end markets served include aerospace, chemical, pharmaceutical, steel, power, food and beverage, medium and light manufacturing, metalworking and institutions such as hospitals, universities and hotels.

Process chemicals and services are used to enhance the performance and productivity of numerous processes across a variety of industry segments, including mining, metalworking, electronics and personal care ingredients. In the mining and mineral process industry, process chemicals and services are used for multiple process applications and include products for dust, scale and corrosion control and other separation and filtration needs. Process chemicals for metalworking are used in the automotive and durable goods segments and include products such as cleaners, coatings and lubricants. Colloidal silicas are used in investment casting, wafer polishing, and coatings for the electronics industry. Cosmetic ingredients are used to improve the stability and performance of skin and hair care products. Process chemicals also include a variety of odor control products used in institutional and industrial applications.

Water treatment chemicals and services represented approximately 78% of our Industrial and Institutional Services net sales in 2003. We estimate that the 2003 global market for water treatment chemicals and services in the Institutional and Industrial Services sector was approximately $5.3 billion, excluding the approximately $1.2 billion market for water treatment chemicals included in the Energy Services and Paper Services markets. Overall, Industrial and Institutional Services' water treatment market growth rates tend to track gross domestic product, however growth rates vary by end-use segment and region. For example, we expect that from 2003 through 2007, regional growth will range from approximately 1% to 2% in North America and Europe and from approximately 2.5% to 5% in emerging markets such as Latin America, Eastern Europe and the Pacific region. We believe growth will result not only from an increase in manufacturing activity in these regions, but also from increased penetration of currently under-served markets. Customers in these emerging markets are becoming increasingly aware of the benefits of utilizing water management technology and services and we expect them to represent an increasingly large portion of the market. In addition, we believe that select global participants in the water treatment services industry will grow at a faster rate than the underlying end-markets they serve as they continue to take share from smaller regional participants.

Over the past several years, there have been a number of consolidations in the industrial and institutional segments, particularly in areas such as steel, food processing and manufacturing and hospitals. The consolidation of water treatment customers and the ensuing increase in their global reach has resulted in a rationalization of suppliers, as customers seek to source their water treatment needs to one single supplier with global distribution and service capabilities. Additionally, as these companies have grown larger, many are centralizing their purchasing decisions and are restricting their purchases to a limited number of suppliers that are capable of providing a wider array of products and services across broader geographies.

Water treatment service companies compete on the basis of their demonstrated value, technical expertise, chemical formulations, consulting services, detection equipment, monitoring devices, and dosing and metering equipment. The market for water treatment chemicals is highly fragmented, with two large, multinational players, our company and GE Water Technologies, which we estimate accounted for 19% and 11% of total industry sales in 2003, respectively. Our company and GE Water Technologies are major operators in North America and Europe, while the Asian market is highly fragmented. The remainder of the market is comprised mainly of regional and local players, none of which accounted for more than 7% of total industry sales in 2002. Regional service providers tend to be mid-sized and focus either on a limited geographic region or a smaller subset of products and services, and include Ashland Inc.'s Drew Industrial Division, ChemTreat, Inc. and Kurita Water Industries Ltd. Local service providers are smaller and tend to provide less technically sophisticated applications to local customers.

Energy Services

Energy Services serves the processing and water treatment needs in the petroleum and petrochemical markets in both upstream and downstream applications. Upstream products facilitate oil and gas production through corrosion control, oil and water separation, flow assurance and maximization and scale control. Downstream products and services improve operating process efficiencies, product yields and product quality in refining and chemical processing operations.

We estimate that the global market for Energy Services was approximately $2.9 billion in 2003. The Energy Services market is divided into upstream (approximately $1.7 billion) and downstream (approximately $1.2 billion) segments. We determined the size of the upstream market based on third party estimates of the oil field service market (approximately $1.8 billion) after adding in other applications (approximately $0.4 billion of performance additives and drag reducers) and removing approximately $0.5 billion of commodity products (including chlorine and caustic soda). We determined the size of the downstream market based on our internal estimates.

We expect that the global Energy Services market will grow at approximately 1% to 2% per year through 2007, with Latin America, Eastern Europe and Asia growing at faster rates than North America and Western Europe. In addition, we believe that select global participants in the energy services industry will grow at a faster rate than the underlying end markets they serve as they continue to take share from smaller regional participants. We believe there will be significantly higher growth for service providers in the newer oil and gas producing regions, particularly the Gulf of Mexico, Brazil and West Africa, where most of the fields being discovered are offshore in deep water and are therefore difficult to develop, and other regions where oil and gas production is technically challenged, such as Russia and the Caspian Sea. Enhanced, higher-value solutions are required and the more difficult the oil and gas production, the greater the consumption of more expensive services and chemicals. We expect part of this growth to be offset by a slowdown in mature markets where most of the established fields have been developed. However, we believe that further opportunities exist within these established fields, which are typically more reliant on specialty chemicals to economically increase the yield of reserves. Additionally, customers are turning to specialty chemicals and related services in lieu of making incremental capital expenditures, as chemicals are displacing solutions offered by equipment. For example, customers seeking to increase production and efficiency at existing facilities have traditionally done so by making additional investments in capital. Today, there are chemical-based technologies capable of producing similar results on a more cost-effective basis. In general, we believe that as customers adopt increasingly sophisticated technologies in their production processes, they are becoming more reliant on their suppliers to also provide the on-site technical expertise to manage these processes. As a result, we expect that the energy service providers capable of supplying both products and on-site technical expertise will increase their market share in the future.

Another important trend affecting the energy services industry is the continued consolidation among the global super majors, who we believe are becoming increasingly reliant on service companies that are single-source providers of a broad range of specialty services and chemicals for upstream and downstream applications on a worldwide basis. Consequently, there has been consolidation among energy service providers as they seek to expand their product offerings to accommodate customer needs, as evidenced by our joint venture with Exxon Chemical Company, a division of Exxon Mobil Corporation from 1994 until 2001, when we acquired Exxon's interest, and Baker Hughes Incorporated's purchase of Petrolite Corporation.

The largest participants in the energy services sector are our company, Baker Petrolite Corporation, GE Water Technologies and Champion Technologies, Inc. The remainder of the market consists of smaller, regional niche companies focused on limited geographic areas.

Paper Services

Paper Services serves the processing and water treatment needs in the pulp and paper making markets.

Process chemicals and related services are used throughout all phases of the papermaking process for all grades of paper to enhance the manufacturing process, improve product quality and performance and enhance the properties of the end product. Pulp and paper chemicals include pulp and fiber treatment chemicals, such as (1) de-inking agents, which are used early in the paper making process to prepare the pulp for production; (2) processing aids, such as defoamers, pitch-control agents and retention and drainage aids, which are used to improve the efficiency of paper production; and (3) functional chemicals, such as sizing agents and strength aids, which impart various properties to the finished product. Water treatment chemicals are designed to optimize water usage and/or improve water quality, maintain the integrity of and extend asset lives as well as assist customers in complying with environmental and other regulatory requirements.

We estimate that the global market for Paper Services, including water treatment applications, was approximately $7.1 billion in 2003. We expect the global Paper Services market to grow in the near term at approximately 1%, with flat growth in North America offset by higher growth in Europe, Asia and Latin America. The market size is based on third-party estimates of the global pulp and paper specialty chemicals market (approximately $11.8 billion), after eliminating approximately $4.7 billion of functional products outside of our scope. In addition, we believe that select global participants in the paper services industry will grow at a faster rate than the underlying end markets they serve as they continue to take share from smaller regional participants.

The increased use of state-of-the-art machinery and production technologies in paper mills has created new applications for chemical additives. For example, faster machine speeds necessitate better and quicker drainage, increasing demand for drainage and retention aids. Additionally, increased speeds will require greater web sheet strength, which can be achieved through the use of strength additives that enhance bonding between fibers. In addition to creating new uses for paper chemicals, improved sophistication in mills is strengthening the relationship between mills and their suppliers, because the mills frequently innovate in collaboration with chemical producers.

The use of recycled paper in the manufacture of various grades of paper and paperboard has increased significantly in recent years. According to Pulp and Paper International, a trade publication, 47% of all paper consumed globally in 2001 was recovered, up from 31% in 1985. Increased environmental consciousness and the commitment by papermakers to invest billions of dollars in new pre- and post-consumer recycling capacity have facilitated this transition. The use of recycled paper in paper production requires the use of specialty paper chemicals such as de-inking and repulping agents. Until the mid-1980s, purchasing and processing virgin pulp was less expensive than obtaining and processing recycled paper. However, technological advances in these specialty paper chemicals have rendered recycled paper a less expensive raw material when compared to virgin pulp. As a result, papermakers have substantially increased the use of recycled paper as a raw material, resulting in significant growth in the utilization of specialty chemicals.

Cost-containment initiatives, necessitated by competition and margin compression, are pushing papermakers to increase mill productivity and efficiency through increased use of specialty paper chemicals as an alternative to capital expenditures. Processing aids such as defoamers, pitch control agents and retention and drainage aids serve to enhance the efficiency of the paper production process and optimize water costs.

Over the past several years, there has been a significant amount of consolidation among pulp and paper manufacturers, most notably the merger of Stora Kopparbergs Bergslags AB and Enso Oyj, the acquisition of Fort James Corporation by Georgia-Pacific Corporation, the acquisition of Union Camp Corporation by International Paper Company and, more recently, the merger between The Mead Corporation and Westvaco Corporation. Cost rationalization has been a primary driver of this consolidation activity and has led to a number of plant closings in the United States and Europe, where operating costs tend to be high. These closings, however, have been largely offset by new capacity coming online in lower-cost emerging markets such as Asia, resulting in relatively stable overall production, albeit on an increasingly global basis. As a result, paper manufacturers are seeking relationships with suppliers with a global footprint and full-service capabilities, only a few of which currently exist.

The market for specialty and water treatment chemicals used in the pulp and paper industry is fragmented, with the six largest participants accounting for approximately 37% of sales in 2003. The top suppliers of water treatment services to the pulp and paper industry are our company, which had an estimated 9% of the market in 2003, Hercules Incorporated (11%), Kemira Oyj (6%), Ciba Specialty Chemicals Holding Inc. (5%), BASF AG (3%) and Akzo Nobel N.V.'s EKA Chemicals AB (3%). The remainder of the market is comprised of smaller, regional participants.

BUSINESS

Overview

We are the leading global provider of integrated water treatment and process improvement services, chemicals and equipment programs for industrial and institutional applications. We are organized into three divisions which correspond to the end markets we serve: Industrial and Institutional Services, Energy Services and Paper Services. Our products and services are typically used in water treatment applications to prevent corrosion, contamination and the buildup of harmful deposits, or in production processes to enhance process efficiency and improve our customers' end products.

Through our sales, research and marketing team of more than 6,500 technically trained professionals, we serve more than 60,000 customer locations. We focus on providing our customers with technologically advanced engineered solutions and services. These technologically advanced engineered solutions and services enable our customers to improve their business by increasing production yields, lowering manufacturing costs, extending asset lives and maintaining environmental standards. The cost of our technologically advanced engineering solutions and services represents a small share of our customers' overall production expense.

We derive our strength and stability from the quality of the products and services we provide and the diversity of our revenues. We serve a broad range of end markets, including aerospace, paper, chemical, pharmaceutical, petroleum, steel, power, food and beverage, medium and light manufacturing, metalworking and institutions such as hospitals, universities and hotels. We believe we offer the broadest product portfolio in our industry, including more than 5,000 products and 3,100 unique formulations. We have also established a global presence, with over 10,000 employees operating in 130 countries, supported by a comprehensive network of manufacturing facilities, sales offices and research centers. This global presence provides a competitive advantage by enabling us to offer a consistently high level of service to our local, regional and multinational customers.

Our Competitive Strengths

Our company has benefited from the following competitive strengths:

Leading Market Positions.    We are the #1 provider of water treatment services to industrial and institutional end markets. We are also a leading provider of integrated water treatment and process improvement services, maintaining the #1 position in the petroleum and petrochemical markets and the #2 position in the pulp and paper market. We believe that our leading positions across our primary markets provide a competitive advantage in retaining existing business and competing for new business.

Diverse Customers and Industries Served.    We provide products and services to more than 60,000 customer locations across a broad range of industries and institutions. Our customers include over 60% of the companies that comprise the S&P 500 index. In 2003, no single customer accounted for more than 3% of our net sales. Our business is also diversified geographically. In 2003, 51% of total sales were in North America, 31% in Europe, Africa and the Middle East, 7% in Latin America and 11% in the Pacific region. We believe this diversification minimizes the potential impact of volatility from any one customer, industry or geographic area.

Global Reach.    We have a direct sales and marketing presence in 130 countries across six continents. This enables us to provide a consistently high level of service to local, regional and multinational customers. We believe our global presence offers us a competitive advantage in meeting the global needs of our multinational customers, which are increasingly seeking single-source suppliers and positions us to extend our reach to higher growth markets. Our geographical diversity also mitigates the potential impact of volatility in any individual country or region. In 2003, we derived approximately $1,444 million, or 52% of our net sales, from our non-U.S. subsidiaries (excluding sales to our U.S. operations).

World Class Sales Team.    Through the expertise of our more than 5,000 sales professionals and engineers, we provide our customers with relevant industry knowledge and experience in order to solve technically challenging and dynamic problems. Our team of experts has significant experience with approximately 40% of our approximately 2,100 person North American sales team having more than ten years of service with our company. We believe this contributes significantly to the number and strength of relationships with our customers. We also invest heavily in recruiting and continuously training our sales professionals. For example, new hires spend more than half of their first year on training. Sales and marketing expense was $774.9 million, $759.4 million, $665.7 million and $129.6 million for the year ended December 31, 2001, the year ended December 31, 2002, the period from January 1, 2003 through November 3, 2003, and the period from November 4, 2003 through December 31, 2003, respectively. Of those amounts, approximately 90% represents the average cost of our sales force during these time periods.

Integrated Technology, Sales and Service.    We combine on-site service, innovative technology and engineering excellence to create value for our customers. Our technical sales professionals identify problems and opportunities at the customer's plant and our research teams then work to develop effective solutions to these needs, often working jointly with our customers. Many of our customers specify our formulations into their processes and products. This approach has led to over 3,100 unique formulations, the development of more than 1,900 active patents worldwide and a high degree of customer loyalty.

Stable and Significant Cash Flow Generation.    We have produced consistent cash flows and maintained high margins over a sustained period of time. We attribute this to (1) the diversity of our revenues, (2) the service nature of our business, (3) the high value we offer our customers, (4) the strength of our customer relationships, (5) our limited dependency on any single raw material and (6) our low capital expenditures relative to our net sales.

Premier Management Team.    Our senior management team consists of professionals with significant experience within our company and the water treatment and industrial process improvement industry. In connection with the Acquisition, Dr. William H. Joyce, former Chairman and Chief Executive Officer of Hercules Incorporated, became our Chairman and Chief Executive Officer, and Bradley J. Bell, former Chief Financial Officer of Rohm and Haas Company, became our Chief Financial Officer. Messrs. Joyce and Bell bring additional leadership and industry experience to our management team. Our seven executive officers have an average of over 11 years of service with our company and over 27 years of industry experience. Moreover, our executive officers are supported by business managers who have extensive experience within their respective operating divisions. Our top five executive officers and other members of management have invested through our sole stockholder, Nalco LLC, an aggregate of $19.8 million in our company.

Business Strategy

We have historically experienced sales growth in excess of industrial production growth in our core markets. We are pursuing a strategy designed to continue this trend by expanding our market positions and increasing our revenues, as well as enhancing our cash flow. The key elements of this strategy are:

Build Upon Our Customer Base.    We seek to strengthen our position with our existing customer base as well as pursue new customers by continuing to serve as the leading global provider of fully integrated water treatment services and industrial process solutions. An essential element of our strategy is to continue integrating our sales and technical staff into our customers' daily operations and process planning. Historically, this strategy has allowed us to expand our service and product offerings with existing customers and has led to the development of new technologies. We continually seek to add value for our customers by identifying those services, products and equipment that will enhance their profitability through reduced costs, improved yields and decreased capital spending.

Pursue High-Growth Markets.    We intend to continue to focus on high-growth markets and segments. Geographically, we plan to leverage our global reach by capitalizing on our presence in high-growth emerging markets including Asia, Eastern Europe and Latin America. For example, in Asia, we have focused sales efforts on the high-growth China market, which has resulted in over 25% annual growth in sales in that market since 1999 and we are forming new ventures in West Africa and

Eastern Europe, which will permit us to pursue energy services opportunities at new production facilities planned in these areas. We also intend to continue to pursue high-growth segments in a variety of areas closely related to our core businesses and competencies. For example, we are targeting hygiene services opportunities in the healthcare, hotel, education and commercial real estate industries by developing diagnostic and on-site service capabilities to reduce the health risks customers face due to pathogens in water and air.

Maintain Technological Leadership.    We strive to develop new technologies and products through a focused commitment to technology, research and development. The evolution of our existing products and the development of new technologies have historically allowed us to sustain and enhance the profitability of our business and further penetrate our target markets, including our existing customer base. For example, over the past 13 years we have developed several generations of our TRASAR automated feed and control technology for cooling water treatment programs, which have grown into sales of over $130 million in 2003. We launched the latest generation of this technology, 3D TRASAR, earlier this year. In the oil field market, an effort to develop new technology in corrosion inhibitors for a large customer in Alaska has led to over $20 million in incremental sales as the technology has spread to other regions and customers. Our engineers will continue to work closely with our customers in an effort to identify new product opportunities and jointly develop new technologies.

Follow the Global Expansion of Multinational Customers.    As one of a small number of companies that can provide turnkey water management solutions on a global basis, we seek to leverage our relationships with multinational companies by servicing them globally. For example, our Paper Services division gained over $10 million in new business in Europe when one of our large customers expanded its geographic reach beyond North America. We expect to benefit significantly as larger customers further consolidate their supplier base and increase their reliance on full service providers, such as our company.

Continue to Reduce Costs.    We have initiated a comprehensive cost reduction plan which we expect will yield savings in 2004 of at least $75 million compared to 2003. We expect our cost reduction plan to achieve incremental efficiencies through work process redesign and other targeted cost improvements, which address inefficiencies in our administrative and overhead functions, as well as other support functions around the world.

Maximize Cash Flow and Reduce Debt.    We believe that there are significant opportunities to increase our cash flow. We believe that while the capital expenditures required to maintain our business are low relative to our sales, we can further reduce our capital expenditures from 2003 levels through enhanced management focus. We believe that our existing production capacity is sufficient to meet current growth expectations, and as a result, we can focus our capital expenditures on attractive investment projects. While management has historically focused on particular components of working capital, we believe there is an opportunity to reduce our working capital needs. We intend to use our free cash flow to reduce indebtedness. During the six months ended June 30, 2004, we made $14.3 million of scheduled repayments and $90.0 million of optional prepayments on our indebtedness from operating cash flows.

Focus on Supply Chain Management.    We have a dedicated global supply chain team that focuses on managing manufacturing, procurement, logistics, and customer service activities. We believe that by coordinating these functions, we achieve better inventory management and lower procurement costs. Sophisticated customer demand analyses and logistics strategies have contributed to a nine-day reduction in our investment in inventories as of June 30, 2004 compared to June 30, 2003. We believe that we will be able to make additional improvements in our inventory management and lower procurement costs.

Our Divisions

	Industrial and Institutional Services	Energy Services	Paper Services
Market Positions	#1 Market Position $5.3 billion global market(1)(2)	#1 Market Position $2.9 billion global market(1)	#2 Market Position $7.1 billion global market(1)
Market Share	19%	25%	9%
2003 Net Sales(3)	$1,315 million(4)	$740 million	$617 million(5)
	• Food and Beverage	• Exploration	• Fine Paper
	• Buildings, Hotels, Hospitals	• Field Development	• Uncoated Free Sheet
Representative	• Chemicals, Pharmaceuticals	• Production	• Coated Free Sheet
Markets	• Manufacturing, Metals, Utilities, Mining	• Refining • Petrochemical Manufacturing	• Newsprint • Tissue • Containerboard

(1)	Approximate market size based on internal estimates and industry publications and surveys. See "Market and Industry Data and Forecasts" and "Industry Overview."

(2)	Industrial and Institutional Services market position and size represents the water treatment and services markets (excluding water treatment and services markets served by the Energy Services and Paper Services divisions), which accounted for approximately 78% of our Industrial and Institutional Services division's net sales in 2003.

(3)	Divisional net sales exclude approximately $95 million of sales not allocated among the divisions.

(4)	Includes approximately $129 million of sales realized in the Pacific region.

(5)	Includes approximately $55 million of sales realized in the Pacific region.

Industrial and Institutional Services

Our Industrial and Institutional Services division provides products and services that are principally utilized in water treatment applications such as raw water treatment, wastewater treatment, cooling programs and boiler treatment programs to control corrosion, the build up of scale and microbial fouling. Variations of these applications can be used from small boilers at a commercial building up to large industrial boiler and cooling water systems such as those found in steel mills and power plants. Customers use our water treatment programs to extend the useful life of their assets, minimize downtime of their facilities and conserve water and energy. We serve companies across a broad spectrum of industries, including aerospace, chemical, pharmaceutical, steel, power, food and beverage, medium and light manufacturing, metalworking and institutions such as hospitals, universities and hotels. Six of our ten largest Industrial and Institutional Services customers in 2003 have been with us for more than ten years. Our Industrial and Institutional Services division generated 2003 net sales of $1,315 million, representing 48% of our net sales.

Water Treatment Applications

Our water treatment capabilities are shared across our three core divisions. In our Industrial and Institutional Services division, water treatment programs accounted for 78% of our net sales in 2003. These water applications also accounted for 23% of our Energy Services net sales and 15% of our Paper Services net sales in 2003. The following descriptions include water treatment applications in the Industrial and Institutional Services division, but these boiler water, cooling water, raw water and wastewater applications are also used in the other divisions.

Boiler Water Applications.    We have specialized in boiler water applications for 75 years. Corrosion, scale buildup and microbial fouling are the most common problems addressed by our boiler water programs. We have helped our customers overcome various boiler challenges by providing integrated chemical solutions, process optimizations and mechanical component modifications. Our TRASAR technology is recognized as an innovative water treatment program that prevents operational problems. TRASAR technology continues to evolve and today is used in a number of boiler water treatment programs such as NexGuard. NexGuard combines the most advanced boiler internal treatment chemistry with TRASAR technology and state-of-the-art diagnostic, monitoring, feed and control equipment. Other applications of TRASAR include TRASAR Recovery Boiler Leak Indication, which is designed to determine when a loss of concentrated boiler water occurs in operating boilers. We also develop condensate treatment programs designed to prevent corrosion, overheating and rupture of boilers. Two examples of these programs are Nalco ACT and Tri-ACT. In 2000, we were awarded a Research and Development 100 Award for Nalco ACT, our revolutionary food-grade boiler treatment. Tri-ACT, a series of corrosion inhibitors, includes neutralizers, filmers and oxygen scavengers to provide uniform protection of the condensate system.

Cooling Water Applications.    Our cooling water treatment programs are designed to control the main problems associated with cooling water systems such as corrosion, scale, microbial fouling and contamination, in open recirculating, once-through and closed systems. Our award-winning STABREX technology is the world's first stable, liquid-bromine-based anti-microbial designed to control biofilms caused by microorganisms in cooling tower, condenser and heat exchanger systems. Our High Stress Polymer Program, including an active polymer analysis method, is specifically designed to improve performance in "stressed" cooling water treatment systems. Stress occurs when a system is forced outside its normal operating parameters and typically includes high temperatures, decreased flow and increased hardness levels. Excessive system stresses can consume polymer, an essential part of many cooling water treatment programs, thereby reducing system performance. Our TRASAR technology for cooling water systems is an effective tool used to identify efficiency improvements, solve problems, and improve control in cooling water systems.

Raw Water Applications.    Through our patented products and innovative chemical solutions, we assist industries in properly managing raw water. The NALMET program removes heavy metal discharge from the water supply and the BIO-MANAGE program is part of our comprehensive bio-control service that controls microbial growth in water. Our boiler water pretreatment system prepares raw water before entering a boiler by reducing or removing unwanted impurities such as clay, silt and other organic materials from the water through lime-soda softening, filtration, ion exchange and reverse osmosis. Our water clarification programs are specifically designed to enhance the removal of biological and chemical substances that deplete oxygen in water, minimize sludge volume, help with environmental compliance and improve the use of existing mechanical treatment methods with chemical precipitation.

Wastewater Applications.    Our wastewater products and programs focus on improving overall plant economics, optimizing equipment efficiency, addressing compliance issues with bioengineering solutions and increasing operator capabilities and effectiveness. In addition to the versatile TRASAR technology, which also allows real-time monitoring and control of our wastewater applications, we manufacture ULTRION, a liquid cationic coagulant that clarifies water more efficiently than alum, with less caustic or lime. The benefits of ULTRION include a reduction in total solids in treated water, increased efficiency of water clarification systems, reduction or elimination of pH adjustment problems and decreased settled sludge volume. We also offer our dispersion technology, ULTIMER, for which we won a United States Presidential Green Chemistry Challenge Award and a Research and Development 100 Award in 1999. ULTIMER polymers are water-based, yielding a more stable, soluble, user-friendly product.

Mining and Mineral Processing Applications

We offer a wide range of programs to help mining and mineral processing customers improve their operating efficiency and productivity in an environmentally responsible manner. Our EN/ACT (Environmental Analysis and Chemical Treatment) programs, which help maintain water, air and soil quality, enable our customers to improve their operations while meeting strict environmental regulations. We also provide dust control, scale and corrosion control, liquid and solid separation, filtration aids, agglomeration aids, flotation reagents, metals removal, automated systems and an array of products and services for synthetic fuel producers and consumers. The industries we serve include aggregates, alumina and bauxite, coal, copper, kaolin, phosphate, precious metals and synthetic fuels.

Colloidal Technologies Applications

We invented the original commercial process to make stable concentrated silica solutions and we were granted the original silica patent in 1941. Today, we operate one of the single largest colloidal silica facilities in the world and our broad range of colloidal silica products is used in applications in 39 countries. We manufacture colloidal silica, specialty silica solutions and complementary process chemicals used in precision investment casting of metal parts, the polishing of silicon wafers, memory disks and other electronic substrates, vacuum formed shapes and high temperature refractories, wine and juice clarification and specialty coatings. We offer a wide range of products and programs for the investment casting industry, including colloidal silica binders, polymers, wetting agents, antifoams, wax cleaners, biocides and refractories designed to shorten drying cycles, increase prime coat adhesion, improve casting surface quality and reduce casting defects.

Finishing Technologies Applications

We provide manufacturing companies worldwide with customized programs and services that focus on metalworking, paint finishing and related post-treatment processes. Our fabrication product line includes metalworking fluids, drawing compounds, stamping lubricants and rust preventatives and a line of synthetic, semi-synthetic and soluble oil coolants. Pre-treatment products include cleaners, conversion coatings, final seals and plastic pretreatments. Post-treatment programs include paint strippers, specialty coatings as well as products to enhance wastewater clarification and paint de-tackification. The automotive, fastener and other durable goods manufacturers are key industry segments for these technologies.

Membrane Technologies Applications

Membrane systems have been widely adopted in industrialized and developing countries as an efficient and cost-effective technology for the purification of municipal and industrial grade water and wastewater. We provide solutions that protect against high levels of iron and silica in water and contain anti-scalants that cover the demand of most water qualities. To combat microbial fouling, the most common and difficult problems to treat in a membrane system, our product range includes non-oxidizing biocides that can handle a wide spectrum of microorganisms. Our biocides are well accepted for industrial applications when in-line "shock dosing" is desired in order to control microbiological growth without shutting down the system, as well as for membrane preservation. Our products are available for sea water systems, brackish water systems and all types of recycle and small systems.

Odor Control Applications

We offer programs to combat odor centering around three approaches: odor neutralization, precipitation and biological hydrogen sulfide prevention. Our odor neutralization technology focuses on ODORtech, one of the most versatile odor solutions we offer. ODORtech products are applied by an atomized mist at the point of release of the airborne odor and effectively neutralize common odors, such as ammonia, amines, mercaptans, hydrogen sulfide and sulfur dioxide. Common applications include roof vents, truck wash staging, landfills, garbage areas, HVAC equipment, automotive interiors and storage areas. Our precipitation products are specially designed for hydrogen sulfide for aqueous applications and may also serve as coagulants or clarification aides. These products are commonly used in sludge tanks, floor drains, clarifiers, lift stations and equalization tanks. Our bioengineering products offer a wide range of special blends of bacteria and chemicals that prevent the formation of hydrogen sulfide or degrading sulfur compounds. The treatments, which produce no sludge, are non-hazardous and are effective for long duration control, are commonly used to control odor in digesters, gas scrubbers, lift stations, floor drains, aeration basins and clarifiers.

Energy Services

Our Energy Services division provides on-site, technology driven solutions to the global petroleum and petrochemical industries. In addition, we provide a full range of water treatment offerings to refineries and petrochemical plants. Our upstream process applications improve oil and gas production, extend production equipment life and decrease operating costs through services that include scale and corrosion control, oil and water separation, emulsion breakers and gas hydrate solutions. Our downstream process applications increase production efficiency and the useful lives of customer assets, while improving refining and petrochemical product quality and product yields. Our customers include the fifteen largest publicly traded oil companies. Our ten largest Energy Services customers in 2003 have been with us for more than twenty years. Our Energy Services division generated 2003 net sales of $740 million, representing 27% of our net sales. We continue to emphasize environmental leadership in our product development and implementation efforts.

Our Energy Services division is divided into four groups that focus on specific industry segments: Oilfield Chemicals, Refinery and Fuels Management, Chemical Process Industries and Adomite Well Service Chemicals.

Oilfield Applications

Our oilfield business focuses on flow assurance and infrastructure protection, offering solutions to production challenges such as corrosion, scale, hydrates and paraffin. Our proprietary ENERCEPT family of high-shear corrosion inhibitors protects high shear, multi-phase oilfield flowlines, gathering systems and transmission pipelines. The programs were originally designed to combat corrosion in the challenging Alaskan North Slope conditions, but have since been confirmed under a variety of conditions around the world. More traditional batch treatments are still a preferred method of inhibition by many customers. ENERSPERSE truck treating inhibitors are ideal for rod-pumped wells and other batch treatment applications. Our products and services mitigate hydrate, scale, asphaltine and paraffin deposits in deep water wells and offshore transportation lines. Our expertise in new production techniques, such as seawater flood injection, helps our customers maximize the production of their operation while ensuring the safety and reliability of their infrastructure. Produced oil contains water that is costly to transport and damaging to infrastructure. Our oil and water separation technologies and custom blended products break the oil and water emulsions, allowing water removal. Our water clarifiers also work to purify that water and make it safe for environmental re-introduction.

Refining and Fuels Applications

We provide process applications specific to the petroleum refining and fuels industry, enabling our customers to profitably refine, fuel and move hydrocarbons. Our heavy oil upgrading programs minimize operation costs and mitigate fouling, corrosion, foaming and the effects of heavy metals when refining lower-quality crude oils. The SCORPION II program combats napthenic acid corrosion problems, allowing refiners to take advantage of discounted high acid crudes through combined chemistry, novel monitoring and simulation technologies. Our proprietary NEOSTAR crude oil database and our new patented chemistries are coupled with over 20 years of experience in the treatment of high temperature corrosion. Crude unit fouling can increase energy and maintenance costs, while reducing crude output. The THERMOGAIN program includes unique chemistries and patented crude stability tests to prevent crude unit fouling. The refining industry is also addressing clean fuels regulations that require drastic reduction in the level of sulfur allowed in fuels. Our H2S Scavengers, such as SULFA-CHECK, help our customers meet regulatory standards. Hydro-processing to meet low-sulfur fuel specifications can increase the corrosiveness of fuels. We offer an entire line of fuel additives, including corrosion inhibitors, to protect engine fuel systems and pre-market underground storage tanks and piping. In addition, we offer fuel stabilizers, pour point depressants, cetane improvers, detergents and antioxidants for home heating oil and premium diesel and gasoline packages. The PROSPEC Treat Service combines our knowledge of fuel specifications, test requirements, product selection, application technology and on-site coordination to solve expensive finished product problems in refinery tank farms, third party terminals and ports.

Chemical Processing Applications

We provide on-site technical service and innovative chemical processing technologies at more than 250 chemical plants in 45 countries worldwide. We guide chemical plants through obstacles that arise during operation and help maximize return on investment through products and services tailored to each customer's requirements, climate and logistics. We support olefins producers worldwide with proprietary treatment programs for ethylene and butadiene plant performance maximization. COKELESS coking control technology protects radiant and transfer line exchanger sections of ethylene plant furnaces without adverse effects to metallurgy or downstream processes. AQUAMAX corrosion control provides cost-effective, sodium free corrosion control in dilution steam systems. ACTRENE fouling control represents a significant advancement in the olefins chemical process industry. This technology reliably mitigates and controls fouling in fractional distillation units. We also provide a comprehensive line of antifoams, antifoulants and corrosion inhibitors for butadiene operations.

Adomite Well Service Applications

We support the oil well service industry by supplying chemicals for drilling activities. Our Adomite business supplies chemicals for the cementing, completion, drilling, fracturing and acidizing phases of oil and gas exploration as well as conducting independent research and jointly developing products with major well service companies.

Water Applications

We provide total water management solutions specific to refining and chemical processing needs. See "—Industrial and Institutional Services—Water Treatment Applications."

Paper Services

Our Paper Services division offers a comprehensive portfolio of products and services that are used in all principal steps of the paper-making process and across all grades of paper, including fine paper, uncoated free sheet, coated free sheet, newsprint, tissue and containerboard. Some examples of our product applications include pulp digestion, microbial control, de-inking agents, retention and drainage. In these applications, our products and services help our customers maximize production rates, optimize the quality of finished sheets and minimize down time. Our customers include the 20 largest paper companies in the world, which collectively accounted for approximately 45% of global production capacity in the paper industry in 2002. Eight of our ten largest Paper Services customers in 2003 have been with us for more than ten years. Our Paper Services division generated 2003 net sales of $617 million, representing 22% of our net sales.

Pulp Applications

Our pulp process applications focus on opportunities to reduce our customers' total operating costs, utilize a broad range of recycled fibers, improve the quality of the pulp delivered to the paper mill and improve the stability of the pulpmaking process. These customer benefits are delivered through programs designed and tailored to the individual customer's process and needs. We offer programs and services for every phase of the pulping and bleaching process, including foam control, scale control, pitch control, digester and chemical recovery additives for chemical pulping operations, mechanical mills and de-inking mills. We manufacture a complete line of defoamers, including oil-based, water extended oil-based, silicone concentrates, silicone emulsions, water-based fatty alcohols and ester-based products.

We have maintained our technology leadership position through programs such as Scale Guard, a scale control program to control all of the common scales, including calcium sulfate, calcium oxalate, calcium carbonate, and barium sulfate; FiberBrite, a metals management program that enhances brightness; FiberNEU, a de-inking program that eliminates the need for caustic, peroxide, and silicate, provides higher brightness and reduces the anionic carryover to the paper mill; and Scale Rate Monitor, which measures the formation of inorganic scale.

Paper Applications

Our paper process applications focus on opportunities to reduce our customers' total operating costs, increase machine productivity, improve sheet properties, enhance product quality, and extend machine life. These customer benefits are achieved through a variety of programs, including microorganism control, increased retention drainage and formation, felt cleaning, increased paper strength, prevention of surface pitch and stickies deposition, and chemical fiber de-inking. Advanced sensing, monitoring and automation technologies are incorporated into the applications to optimize program effectiveness and minimize risk.

Core Shell polymer is our latest retention, drainage and formation solution which helps paper makers retain fines and fillers, improve drainage and sheet formation, and increases efficiency under high shear conditions. Our Core Shell polymer is often used in combination with our Ultra POSITEK borosilicate microparticle to improve retention of fines and wet strength.

We have several new multifunctional programs that deliver performance and/or cost advantages across multiple dimensions. Metrix is a multifunctional program that is designed to optimize the balance of retention, drainage and strength. OptiLux is a bulking and opacifying agent that improves paper quality by increasing bulk and improving smoothness and opacity. Our SmartSoft program delivers targeted softness and strength through a combination of creping and release aids, softeners and lotions.

Sensing and monitoring technology plays a key role in papermaking applications. TRA-CIDE and the Optical Fouling Monitor are used to monitor microbial fouling. The Scale Rate Monitor measures formation of inorganic scale. Scanning Laser Microscopy predicts the performance of polymer and microparticle programs. The SheeTracker system optimizes the point of release for the sheet.

Water Applications

Water is one of the primary components of the papermaking system. For each ton of paper produced, thousands of gallons of water are used. Careful management of the water throughout the process not only significantly impacts the water, fiber and energy costs of an operation, but also significantly influences the final properties of the sheet. Our integrated resource approach combines our extensive papermaking and water expertise with advanced computer modeling to optimize the water balance, flow and chemistry across the entire papermaking system including the pulp mill, paper mill and utility operations. See "—Industrial and Institutional Services—Water Treatment Applications."

Our Services

Our business is focused on providing integrated solutions to complex issues for our customers. Differences in customer equipment and processes drive substantial variation in the individual programs we create. In addition, fluctuations within an operation, such as changes in water quality or petroleum characteristics, require us to continually adapt our solutions to meet our customers' needs. These solutions are often adapted on-site by our technical sales professionals. Our sales teams are supported by analytical services, consulting services, technical field services and environmental hygiene services.

Analytical Services

Our highly trained analytical researchers combine in-field work and laboratory analysis to develop recommendations. Our ISO 9002-certified laboratories use state-of-the-art equipment, including mass and nuclear magnetic resonance spectrometers and multiple testing stations, to conduct sample testing and process failure analysis for water treatment, paper process and energy process applications. We have provided analytical services for more than 50 years and most of our more than 100 analytical researchers have an average of more than ten years of experience with our company. In addition, approximately 45% of our chemists have advanced degrees.

Consulting Services

Our on-site experts, industry technical consultants and researchers develop appropriate solutions for a broad range of customer requirements, such as single process optimization, system-wide program implementation, troubleshooting or increasing efficiencies. We provide numerous plant, process and application audits and surveys in water, energy or paper processing. We offer consulting for all water use and discharge areas and make recommendations for improvements, cost reductions or efficiency improvements through our Advanced Recycle Technology programs. Our technically trained sales professionals can also rely on guidance from a global knowledge management system that allows access to our specialized experts anywhere in the world. We take a multi-disciplinary approach to developing solutions by evaluating the mechanical, operational and chemical aspects of each process. By monitoring interactions between these three system components, our field engineers are able to anticipate and solve problems and prevent damage to customer processes. We utilize advanced database and computer analytical programs to support these efforts, including our Vantage database, which captures analytical data, prepares diagnostic images and reports on a real-time basis. Our Knowledge to Value, or "K2V," system provides benchmarking, correlating, normalizing and indexing information.

Technical and Field Services

We provide expert technical assistance for chemical feed and control equipment installation, start-up, calibration, preventative maintenance and repair throughout the world. In addition to the components we maintain regionally, we provide on-site services, including on-site testing, on-site system troubleshooting, inventory management, chemical usage determination, chemical dosage audits and cleaning services.

Environmental Hygiene Services

We offer a complete line of specialized services designed to assess, control and reduce risk from water-borne pathogens such as Legionella. Trained hygiene service specialists perform risk assessments to identify areas within the domestic cold and hot water, process water, cooling tower, emergency water and other systems that could be at risk for pathogen proliferation. We then develop prioritized recommendations and a remediation plan to reduce the risk of pathogen exposure that can lead to illnesses such as Legionnaires' Disease. Our protocols help our customers comply with guidelines created by professional organizations, state and federal government agencies, or local governments.

Customer Training

In order to educate our customers and promote more efficient and effective systems and processes in their operations, we have developed various training programs and interactive online training that teach operators and engineers how to work more effectively and efficiently. We conduct water treatment seminars to formally train our customers how to use our equipment and chemicals and how to implement best practices. For example, we provide water treatment workshops in a classroom setting where attendees discuss technical and industry-related issues among their peers and are able to review tailored answers to their operation-specific questions. Facilitators guide the attendees through various topics such as trending, energy management, cost implications, and best practices. These peer group discussions help the attendees troubleshoot and create support network groups. The latest addition to our training curriculum is our interactive, web-based program, Nalco University, which provides an economical and convenient alternative to our seminars.

Equipment

We offer complete equipment systems as part of our integrated offering, ranging from reusable shipping containers and feed and process control equipment to integrated wireless, web-based, data collection services. In addition, we offer a range of field test kits, process-monitoring equipment, and complete chemical feed and storage systems proven and tested for industrial environments.

We recognize the importance of accurate, reliable chemical feed to the success of manufacturing process and water treatment programs. Pre-packaged chemical feed systems ensure easy installation, start-up and reliable chemical feed, including our ValueLine Polymer Feeders and a line of modular pump and control systems. These chemical feed systems are used to pump chemicals into a customer's manufacturing and/or water treatment process. Some feed systems also have mixing technologies that produce high-quality solutions without using mechanical agitators. Additionally, we have set the standard for returnable chemical delivery systems and "hands-off" chemical handling. Our PORTA-FEED container units are returnable shipping containers set up at a customer's plant to feed our chemicals into the customer's system. When the chemical level is low, a refill unit is delivered to the plant and we take the empty PORTA-FEED unit back for cleaning and re-use. Since the introduction of the PORTA-FEED program in 1985, we have eliminated the disposal of over three million chemical drums.

We also understand that it is crucial to all businesses to have the power to monitor and control their chemical treatment programs on an on-going basis in an efficient and easy-to-use manner. Our web-based monitoring service is a powerful multi-functional microprocessor with an embedded web server available in two series. Our Boiler Controller is designed to provide reliable automation for corrosion and scaling control programs in boilers. Our Cooling Tower Controller provides reliable automation of corrosion, scaling and microbiological growth control programs in cooling water applications. Both series include a revolutionary digital communications package which allows the customer to change set points, manually activate or deactivate pumps and valves, upgrade software, and receive reports or alarms, from any personal computer that has Internet access.

We have developed equipment that works with our innovative TRASAR technology to provide real-time, on-line monitoring of actual chemical levels in a system. Through the TRASAR system, we chemically "bar-code" treatment molecules with a fluorescent tracer that reacts to specific light wavelengths. Once the product is fed into a system, the tracer is optically excited and detected. Our equipment monitors the level of chemicals and continuously makes automatic adjustments as necessary through chemical injection systems linked to the TRASAR controller. By preventing overfeeding and underfeeding, and eliminating the unnecessary application of chemicals, this real-time, on-line monitoring capability saves water and energy as well as improves efficiency, reliability and productivity.

We offer integrated UltraTreat systems that include industrial reverse osmosis systems, water softening equipment, multi-media and carbon filtration and high efficiency filters.

Joint Ventures

During our history, we have entered into general partnerships or joint ventures for limited scope business opportunities. For example, we conducted our energy services business through a joint venture with Exxon Chemical Company, a division of Exxon Mobil Corporation, until 2001 when we redeemed Exxon's interest in the joint venture and it became a wholly-owned subsidiary of our company. We recently re-established a joint venture relationship with U.S. Filter Company, Treated Water Outsourcing, to pursue process water treatment outsourcing projects and to supply standard water treatment equipment packages with our chemicals and service offerings. In June 2004, we entered into a joint venture with Katayama Chemical, Inc., or KCI, for the marketing and sale of our water treatment and process chemicals in Japan. KCI is a leading participant in these markets in Japan and the venture will permit the combination of our broad product portfolio with KCI's strong market presence. This joint venture will not include manufacturing, research and administrative resources, which will continue to be provided to the joint venture by the parents. We also maintain a non-equity alliance in Europe with JohnsonDiversey Inc., packaging our water treatment products in consolidated offerings with JohnsonDiversey cleaning products. Additionally, we maintain longstanding partnerships in Saudi Arabia, relating to base-water treatment, and in Spain, relating to oil-free emulsion polymers.

We will continue to evaluate the potential for partnerships and joint ventures that can assist us in increasing our geographic, technological and product reach. For example, we continue to evaluate partnerships that will expand our offerings to our middle market customers and that will permit us a more significant local identity in certain Asian countries.

Competition

Water management and process improvement service companies compete on the basis of their demonstrated value, technical expertise, chemical formulations, consulting services, detection equipment, monitoring services, and dosing and metering equipment. In general, the markets in which our company competes are led by a few large companies, with the rest of the market served by smaller entities focusing on more limited geographic regions.

The market for water treatment chemicals is highly fragmented, but is led by our company and GE Water Technologies. The remainder of the market is comprised of mainly regional and local players. Regional service providers tend to be mid-sized and focus either on a limited geographic region or a smaller subset of products and services and include companies such as Ashland Inc.'s Drew Industrial Division, ChemTreat, Inc. and Kurita Water Industries Ltd. Local players are smaller and tend to focus on servicing local businesses typically requiring less sophisticated applications.

The largest participants in the energy services sector are our company, Baker Petrolite Corporation, GE Water Technologies and Champion Technologies, Inc. The remainder of the market consists of smaller, regional niche companies focused on limited geographic areas.

The market for specialty and water treatment chemicals used in the pulp and paper industry is fragmented. The top suppliers of water treatment services to the pulp and paper industry are our company, Hercules Incorporated, Kemira Oyj, Ciba Specialty Chemical Holding Inc., BASF AG and Akzo Nobel N.V.'s EKA Chemicals AB. The remainder of the market is comprised of smaller, regional participants.

Research and Development

We benefit from a high quality research and development effort consisting of more than 400 personnel worldwide, more than 150 of whom have Ph.D.s, dedicated to developing new technology and providing support. Our laboratories, which are located in the United States, the Netherlands and Singapore, are involved in the research and development of chemical products and in providing technical support, including chemical analyses of water and process samples. Spending on research and development was $68.1 million, $59.6 million, $51.7 million, and $10.0 million for the year ended December 31, 2001, the year ended December 31, 2002, the period from January 1, 2003 through November 3, 2003, and the period from November 4, 2003 through December 31, 2003, respectively. In recent years, we have been the recipient of numerous research and development awards, including awards for ULTIMER 00LT053, ULTIMER, Nalco ACT, NALCO98DF063, TRASAR3000, our high stress polymers and STA•BR•EX•.

As part of the allocation of the purchase price for the Acquisition, we recorded a one-time charge of $122.3 million during the six months ended June 30, 2004 for purchased in-process research and development, or IPR&D. The value of purchased IPR&D was comprised of five ongoing development projects at the date of the Acquisition that were identified as having economic value, but that had not yet reached technological feasibility and had no alternative future use. Most of this charge was attributable to two projects, 3D TRASAR and Bright Water. 3D TRASAR is a technology that is intended to automate the cooling water treatment "triangle" (scale, corrosion, and microbial fouling) by providing an integrated system of patented chemicals and equipment to inhibit these conditions. Bright Water entails the development of a polymer that will enhance the yield of oil from wells, while decreasing the amount of water produced with the oil. Commercialization of the 3D TRASAR and Bright Water projects is planned for 2004 and 2005, respectively. Commercialization of the other three ongoing development projects included in the charge for purchased IPR&D is planned for 2004. We estimate that completion costs and capital requirements for all five projects will not be material.

We believe that continued research and development activities are critical to maintaining our leadership position in the industry and will provide us with a competitive advantage as we seek additional business with new and existing customers.

Intellectual Property

We own or have licenses to use a large number of patents relating to a large number of products and processes. We currently have more than 600 patents in the United States and more than 1,900 worldwide with remaining durations ranging from less than one year to 20 years. The average remaining duration is approximately nine years. We also have over 360 registered U.S. trademarks covering our products. Our rights under such patents and licenses and trademarks are of significant importance in the operation of the business. Patents related to our TRASAR technology and trademarks related to Nalco Company and Calgon are considered material to our business. We believe that no other patent, trademark or license is material to our business.

Raw Materials

We do not depend on any one supplier for a material amount of our raw materials, but certain important raw materials are obtained from a sole source or a few major suppliers. Major requirements for key raw materials are typically purchased pursuant to multi-year contracts. On a consolidated basis, we purchased raw materials totaling approximately $640 million in 2003, with no single raw material accounting for more than 3.5% of our total purchases.

Working Capital

To better serve and meet the needs of our customers, approximately 15% of our inventories are maintained at customer sites as consignment inventories. Although the consignment inventory model is in place throughout the world, its use is most prevalent in North America. The decision to put inventory at a customer's site is usually based on a request from the customer. Tracking systems are in place to follow movements, and inventory quantities at each site are monitored to prevent inventory build-ups. Periodic physical counts are performed to validate the tracking systems and to ensure that the accounting records are properly stated.

Properties

Our principal administrative offices and research center are located in Naperville, Illinois. These facilities are leased. We maintain administrative and research facilities in Sugar Land, Texas and Leiden, Netherlands, both of which we own, and in Singapore, which we lease. We position our manufacturing locations and warehouses in a manner to permit ready access to our customers. We operate 18 plants in North America, 6 plants in Latin America, 12 plants in Europe and the Middle East and 13 plants in the Pacific region. We own all of our major manufacturing facilities and we also have a network of small leased sales offices in the United States and, to a lesser extent, in other parts of the world.

Employees

As of December 31, 2003, we had approximately 10,500 employees, of whom approximately 4,500 were employed in North America, approximately 3,000 were employed in Europe, the Middle East and Africa, approximately 1,400 were employed in Latin America and approximately 1,600 were employed in the Pacific region. We consider relations with our employees to be good.

Environmental Matters

Governmental requirements relating to the discharge of materials into the environment, environmental remediation or otherwise relating to the protection of the environment, have had, and will continue to have, an effect on us and our operations. Under some environmental laws, we may be jointly and severally liable for the costs of environmental contamination on or emanating from our properties and at off-site locations where we disposed or arranged for the disposal or treatment of regulated materials, and may also incur liability for damages to natural resources. We have made and continue to make expenditures for projects relating to the environment. We are currently identified as a potentially responsible party at contaminated waste disposal sites. We do not anticipate that these matters will result in material liabilities; however, there can be no assurance that discovery of previously unknown conditions or other circumstances will not require significant expenditures by us.

We do not believe that compliance with environmental protection laws and regulations will have a material effect upon our capital expenditures, results of operations or competitive position although there can be no assurance to that effect. Our capital expenditures for environmental control facilities during 2004 and 2005 are not expected to be material to us. We believe that any liability that may result from the resolution of environmental matters for which sufficient information is available to support cost estimates will not have a material adverse effect on our financial position or results of operations. However, we cannot predict the effect on our financial position of expenditures for aspects of certain matters for which there is insufficient information. In addition, we cannot predict the effect of compliance with environmental laws and regulations with respect to unknown environmental matters or future environmental requirements on our financial position, results of operations liquidity or cash flow.

We have been named as a defendant in a series of multi-party lawsuits based on our claimed involvement in the supply of allegedly hazardous materials. The plaintiffs seek damages for alleged personal injury resulting from exposure to various chemicals. Certain of our operations at Garyville, Louisiana are also the subject of an ongoing environmental civil and criminal investigation. We believe the investigation may relate to the storage of used acid and leakage from a wastewater treatment tank, but could include other matters. We do not believe that any material contamination resulted from this storage and leakage. Although we believe a grand jury has not been empanelled and we would vigorously contest any criminal claims against us, we cannot predict the outcome of this investigation. These matters have had de minimis impact on our business historically and we do not anticipate that these matters present any material risk to our business in the future. Notwithstanding our past experience, we cannot predict with certainty the outcome of any such investigations, toxic tort claims or the involvement we might have in such matters in the future.

We are also subject to a variety of regulations relating to the production and handling of our products; and the conduct and condition of our production facilities. We do not believe that these regulatory requirements will have a material effect on capital expenditures, results of operations or competitive position.

Legal Proceedings

Various claims, lawsuits and administrative proceedings are pending or threatened against us and our subsidiaries, arising from the ordinary course of business with respect to commercial, intellectual property, product liability, employee and environmental matters. Historically, we have not faced any litigation matters or series of litigation matters that have had a material adverse impact on our business. In addition, we do not believe that there is any pending or reasonably predictable litigation, either individually or in the aggregate, that is likely to have a material adverse effect on our financial condition, results of operations, liquidity or cash flow. However, we cannot predict with certainty the outcome of any litigation or the potential for future litigation.

MANAGEMENT

Set forth below are the names, ages as of June 30, 2004 and current positions of our executive officers and current directors(1).

Name	Age	Position
William H. Joyce	68	Chairman and Chief Executive Officer
William J. Roe	50	Executive Vice President, Chief Operating Officer and President, Industrial and Institutional Services division
Bradley J. Bell	51	Executive Vice President and Chief Financial Officer
Daniel M. Harker	52	Senior Vice President, Supply Chain
Mark L. Bosanko	48	Group Vice President and President, Energy Services division
Mark W. Irwin	39	Group Vice President and President, Paper Services division
Louis L. Loosbrock	50	Group Vice President and President, Pacific division
Leon D. Black	52	Director
Chinh E. Chu	37	Director
Richard A. Friedman	46	Director
Joshua J. Harris	39	Director
Sanjeev K. Mehra	45	Director
Paul H. O'Neill	68	Director

(1)	We expect that Douglas A. Pertz will become a member of our board of directors prior to the effectiveness of the registration statement of which this prospectus is a part.

Dr. William H. Joyce has been our Chairman and Chief Executive Officer since joining us in November 2003. Dr. Joyce was formerly the Chairman and Chief Executive Officer of Hercules Incorporated, a position he took in May 2001. Dr. Joyce had been Chairman, President and Chief Executive Officer of Union Carbide Corporation from 1996 through May 2001. From 1995 to 1996, Dr. Joyce was President and Chief Executive Officer, and from 1993 to 1995 he was President of Union Carbide. Prior to that, he had been Chief Operating Officer of Union Carbide since 1992. Dr. Joyce holds a B.S. degree in Chemical Engineering from Penn State University, and M.B.A. and Ph.D. degrees from New York University. He received the National Medal of Technology Award in 1993 from President Clinton and the Plastics Academy's Industry Achievement Award in 1994 and Lifetime Achievement Award in 1997. In 1997, he was inducted into the National Academy of Engineering. In 2003, Dr. Joyce was the recipient of the Society of Chemical Industry Perkin Medal Award. Dr. Joyce has been a director of El Paso Corp. since May 2004 and is also a director of CVS Corporation, a trustee of the Universities Research Association, Inc. and Co-Chairman of the Government-University-Industry Research Roundtable of the National Academies. Dr. Joyce was Chairman of the Board of the Society of Plastics Industry and on the executive committee of the American Chemistry Council.

William J. Roe is our Executive Vice President, Chief Operating Officer and President, Industrial and Institutional Services division. Mr. Roe has served as Chief Operating Officer since 2001 and as Executive Vice President, Industrial and Institutional Services division, since November 2003. Prior to that, in 1999, Mr. Roe was elected Group Vice President and President of the Pacific and Process divisions. In 1998, Mr. Roe served as Vice President and President of the Process division. He was named District Manager for the Mining and Mineral Processing Chemicals Group in 1989, Marketing Manager in 1991 and promoted to General Manager in 1994. Mr. Roe joined our company in 1978 as an Assistant Chemist in Research. Mr. Roe was promoted to Chemist in 1979, Senior Chemist and Group Leader in 1981 and to Technical Director in 1985.

Bradley J. Bell has been our Executive Vice President and Chief Financial Officer since joining us in November 2003. From 1997 to 2003, Mr. Bell served as Senior Vice President and Chief Financial Officer of Rohm and Haas Company, a $6 billion global specialty chemicals manufacturer. There, Mr. Bell played an active role in the company's strategic portfolio review, including substantial acquisitions, divestitures, and development and implementation of post-transaction cost-elimination programs exceeding $500 million. Prior to that, Mr. Bell served as Vice President and Treasurer of both the Whirlpool Corporation, from 1987 to 1997, and the Bundy Corporation, from 1980 to 1987. Mr. Bell is a director and Chairman of the Audit Committee of IDEX Corporation and a director and Chairman of the Audit Committee of Compass Minerals International, Inc.

Daniel M. Harker is our Senior Vice President, Supply Chain. Mr. Harker has served in this capacity since 2003. In 2001, Mr. Harker became Vice President, Supply Chain, after joining Nalco from Calgon in 2000 as Vice President, Manufacturing and Logistics. From 1998 to 2000, Mr. Harker served as Vice President of Global Operations for Calgon. Prior to that, Mr. Harker was with Rhone Poulenc from 1993 to 1998, and Union Carbide from 1975 to 1993.

Mark L. Bosanko is our Group Vice President and President of our Energy Services division. Mr. Bosanko has served in this capacity since 2001. Mr. Bosanko was named Senior Vice President of Operations for the division's predecessor Nalco/Exxon Energy Chemicals, L.P. joint venture in 1999. Prior to that, Mr. Bosanko served as Vice President, Oil Field Chemicals Worldwide. In 1995 Mr. Bosanko was named Vice President, Oil Field Chemicals, responsible for North America and West Africa. Mr. Bosanko became General Manager, Additives Worldwide for Nalco/Exxon Energy Chemicals, L.P. after the joint venture was formed in 1994. Prior to that, Mr. Bosanko served as District Manager and Sales Manager before he was named General Manager, Additives Group in 1993. From 1984 to 1993, Mr. Bosanko served as Area Sales manager. Mr. Bosanko joined our company in 1981 as a Visco District Representative.

Mark W. Irwin is our Group Vice President and President of our Paper Services division. Mr. Irwin joined our Paper Services division in January 2003 as Strategic Business Unit Leader for Global Accounts, and three months later was named Group Vice President and President, Paper Services division. Mr. Irwin most recently served as Global Business Leader of General Electric Specialty Materials' Silicones Group from 1997 to 2003. There, he led two business units at a global level with combined revenues of approximately $500 million. Prior to that, Mr. Irwin was a National Product Manager, Silicones and Silanes, for Witco Australia – OSi Specialties from 1995 to 1997. Mr. Irwin served from 1987 to 1995 as Regional Sales Manager, Industrial Chemicals for ICI Australia.

Louis L. Loosbrock is our Group Vice President and President of our Pacific division. Mr. Loosbrock has been President of the Pacific division since April 2003. Prior to that, Mr. Loosbrock served as Group Vice President and President of our Pulp and Paper division from April 2002 to April 2003. Mr. Loosbrock served as General Manager, Global Mining from 1998 to 2002; Sales Manager from 1986 to 1989 and 1991 to 1998; and Marketing Manager from 1989 to 1991. He began his career with our company in 1977 as a Sales Representative in the Mining Group and in 1981 was named District Manager.

Leon D. Black has been a member of our board of directors since 2004. Mr. Black is a founding partner of Apollo Advisors, L.P. and Apollo Real Estate Advisors, L.P. Mr. Black also serves on the boards of directors of AMC Entertainment Inc., Wyndham International, Inc. Allied Waste Industries, Inc., Sirius Satellite Radio Inc. and United Rentals, Inc. Mr. Black also serves as a Trustee of The Museum of Modern Art, Mount Sinai-NYU Medical Center, Lincoln Center for the Performing Arts, the Metropolitan Museum of Art, Prep for Prep, the Asia Society and Dartmouth College. Mr. Black received a B.A. degree from Dartmouth College and an M.B.A. degree from Harvard Business School.

Chinh E. Chu has been a member of our board of directors since 2004. Mr. Chu is a Senior Managing Director of The Blackstone Group, which he joined in 1990. Mr. Chu currently serves on the boards of directors of Celanese AG, Financial Guaranty Insurance Company, Haynes International, Inc. and Nycomed Holdings.

Richard A. Friedman has been a member of our board of directors since 2004. Mr. Friedman is head of Goldman, Sachs & Co.'s Merchant Banking Division, head of Goldman, Sachs & Co.'s Principal Investment Area, Chairman of the Merchant Banking Division's Investment Committee and a member of Goldman, Sachs & Co.'s Management Committee. Mr. Friedman joined Goldman, Sachs

& Co. in 1981, became a partner in 1990, and was made a managing director in 1996. He serves on the boards of directors of Burger King Corporation and Yankees Entertainment and Sports Network, LLC (YES). Mr. Friedman received a B.A. from Brown University and an M.B.A. from the University of Chicago Graduate School of Business.

Joshua J. Harris has been a member of our board of directors since 2004. Mr. Harris is a founding partner of Apollo Advisors, L.P., which he joined in 1990. Mr. Harris is a director of Resolution Performance Products LLC, Resolution Specialty Materials, Pacer International, Inc., Compass Minerals International, Inc., General Nutrition Centers, Inc., United Agri Products Inc., Quality Distribution, Inc. and Borden Chemical, Inc. Mr. Harris received a B.S. degree from the Wharton School at The University of Pennsylvania and an M.B.A. from Harvard Business School.

Sanjeev K. Mehra has been a member of our board of directors since 2004. Mr. Mehra is a managing director of Goldman, Sachs & Co.'s Principal Investment Area, and a member of its Investment Committee. Mr. Mehra joined Goldman, Sachs & Co. in 1986, was made a managing director in 1996 and became a partner in 1998. He serves on the boards of directors of Burger King Corporation, Hexcel Corporation, Madison River Telephone Company LLC and North American RailNet, Inc. Mr. Mehra received an A.B. from Harvard College and an M.B.A. from Harvard Business School.

Paul H. O'Neill has been a member of our board of directors since 2004. Mr. O'Neill has been a Special Advisor at The Blackstone Group L.P. since March 2003. Prior to that, he served as U.S. Secretary of the Treasury during 2001 and 2002 and was Chief Executive Officer of Alcoa Inc. from 1987 to 1999 and Chairman of the Board from 1987 to 2000. He currently also serves on the boards of directors of TRW Automotive Holdings Corp. and Eastman Kodak Company.

Douglas A. Pertz is expected to become a member of our board of directors prior to the effectiveness of the registration statement of which this prospectus is a part. Mr. Pertz has been Chairman and Chief Executive Officer of IMC Global Inc. since March 2002. From October 2000 to March 2002, Mr. Pertz served as Chairman, President and Chief Executive Officer of IMC Global Inc., and from October 1999 to October 2000, Mr. Pertz served as President and Chief Executive Officer of IMC Global Inc. Mr. Pertz served as President and Chief Operating Officer of IMC Global Inc. from October 1998 to October 1999. Prior to joining IMC Global Inc., Mr. Pertz served from 1995 to 1998 as President and Chief Executive Officer and as a director of Culligan Water Technologies, Inc. Mr. Pertz currently serves on the board of directors of IMC Global Inc., Compass Minerals International Inc. and Bowater Incorporated.

Each officer serves at the discretion of our board of directors and holds office until his or her successor is elected and qualified or until his or her earlier resignation or removal. There are no family relationships among any of our directors or executive officers.

Composition of the Board After This Offering

Our board of directors currently consists of seven directors. We expect to add Mr. Pertz as an independent director prior to the effectiveness of the registration statement of which this prospectus is a part, another independent director within three months after the effective date of the registration statement and a third independent director to our board within 12 months after the registration statement is effective.

Our board of directors is divided into three classes. The members of each class serve for a three-year term. Dr. Joyce serves, and Mr. Pertz is expected to serve, in the class with a term expiring in 2005, Mr. Black, Mr. Friedman and Mr. O'Neill serve in the class with a term expiring in 2006, and Mr. Chu, Mr. Harris and Mr. Mehra serve in the class with a term expiring in 2007. At each annual meeting of the stockholders, a class of directors will be elected for a three-year term to succeed the directors of the same class whose terms are then expiring.

We intend to avail ourselves of the "controlled company" exception under the New York Stock Exchange rules which eliminates the requirements that we have a majority of independent directors on our board of directors and that our compensation and nominating and corporate governance committees be composed entirely of independent directors.

Committees of the Board of Directors

Our board of directors currently has an audit committee, a compensation committee and a nominating and corporate governance committee.

Audit Committee

Our audit committee currently consists of Chinh Chu, Joshua Harris and Paul O'Neill. Mr. Harris is our audit committee "financial expert" as such term is defined in Item 401(h) of Regulation S-K. We expect to add Mr. Pertz as an independent member of our audit committee prior to the effectiveness of the registration statement of which this prospectus is a part. The audit committee is responsible for (1) recommending the hiring or termination of independent auditors and approving any non-audit work performed by such auditor, (2) approving the overall scope of the audit, (3) assisting the board in monitoring the integrity of our financial statements, the independent accountant's qualifications and independence, the performance of the independent accountants and our internal audit function and our compliance with legal and regulatory requirements, (4) annually reviewing an independent auditors' report describing the auditing firms' internal quality-control procedures, any material issues raised by the most recent internal quality-control review, or peer review, of the auditing firm, (5) discussing the annual audited financial and quarterly statements with management and the independent auditor, (6) discussing earnings press releases, as well as financial information and earnings guidance provided to analysts and rating agencies, (7) discussing policies with respect to risk assessment and risk management, (8) meeting separately, periodically, with management, internal auditors and the independent auditor, (9) reviewing with the independent auditor any audit problems or difficulties and managements' response, (10) setting clear hiring policies for employees or former employees of the independent auditors, (11) annually reviewing the adequacy of the audit committee's written charter, (12) handling such other matters that are specifically delegated to the audit committee by the board of directors from time to time, (13) reporting regularly to the full board of directors and (14) evaluating the board of directors' performance.

The audit committee has approved and adopted a Code of Ethical Business Conduct for all employees (which is currently posted on our website) and an additional Officer Code of Ethics for the executives and financial officers of the company (available upon written request at no cost).

Compensation Committee

Our current compensation committee consists of Chinh Chu, Joshua Harris and Sanjeev Mehra. The compensation committee is responsible for (1) reviewing key employee compensation policies, plans and programs, (2) reviewing and approving the compensation of our chief executive officer and other executive officers, (3) developing and recommending to the board of directors compensation for board members, (4) reviewing and approving employment contracts and other similar arrangements between us and our executive officers, (5) reviewing and consulting with the chief executive officer on the selection of officers and evaluation of executive performance and other related matters, (6) administration of stock plans and other incentive compensation plans, (7) overseeing compliance with any applicable compensation reporting requirements of the SEC, (8) approving the appointment and removal of trustees and investment managers for pension fund assets, (9) retaining consultants to advise the committee on executive compensation practices and policies and (10) handling such other matters that are specifically delegated to the compensation committee by the board of directors from time to time.

Nominating and Corporate Governance Committee

Our current nominating and corporate governance committee consists of Leon Black, Richard Friedman and Paul O'Neill. The nominating and corporate governance committee is responsible for (1) developing and recommending criteria for selecting new directors, (2) screening and recommending to the board of directors individuals qualified to become executive officers, (3) overseeing evaluations of the board of directors, its members and committees of the board of directors and (4) handling such other matters that are specifically delegated to the nominating and corporate governance committee by the board of directors from time to time.

Director Compensation

We do not currently pay any compensation to any of our directors for serving as a director or as a member or chair of a committee of the board of directors. We expect to add Douglas Pertz as an independent director prior to the effectiveness of the registration statement of which this prospectus is a part, another independent director within three months after the effective date of the registration statement and a third independent director to our board within 12 months after the registration statement is effective. We plan to pay our independent directors an annual cash retainer of $30,000 and a fee of $1,000 for each board meeting and each committee meeting attended. We also plan to pay them a fee for acting as committee chair and to grant stock options and/or restricted stock awards under the Nalco Holding Company 2004 Stock Incentive Plan.

Executive Compensation

As an independent company, we have established executive compensation plans that link compensation with the performance of our company. We will continually review our executive compensation programs to ensure that they are competitive.

Summary Compensation Table

The following table shows all compensation awarded to, earned by, or paid to our Chief Executive Officer and four other most highly compensated executive officers based on salary, whom we refer to as the "named executive officers."

	Annual Compensation					Long-Term Compensation
Name and Principal Position (1)	Year	Salary		Bonus (2)		Securities Underlying Options (#)	All Other Compensation
William H. Joyce,	2003	$1,000,000	*	$712,000	*	$—	$773	(3)
Chairman and Chief Executive Officer		(238,636)		(169,909)
William J. Roe,	2003	$400,000		$554,240		$—	$1,584,998	(4)
Executive Vice President, Chief Operating Officer and President, Industrial and Institutional Services division
Bradley J. Bell,	2003	$400,000	*	$213,600	*	$—	$—
Executive Vice President and Chief Financial Officer		(100,000)		(130,000	)(5)
Mark L. Bosanko,	2003	$240,000		$215,160		$—	$776,815	(4)
Group Vice President and President, Energy Services division
Louis L. Loosbrock,	2003	$267,000		$208,020		$—	$158,521	(4)
Group Vice President and President, Pacific division

*	Amounts shown for Dr. Joyce and Mr. Bell are based on full-year payments; actual payments were prorated based on date of hire (actual pro rata amounts are shown in parentheses).

(1)	We have provided compensation information as to 2003 for the named executive officers because 2003 is the first year in which we, as a newly established company following the Acquisition, are paying compensation to our named executive officers.

(2)	Includes annual Management Incentive Plan and Long-Term Cash Incentive Plan payments (based on 1-year performance periods).

(3)	Includes payments related to non-qualified defined contribution plan.

(4)	Includes payments related to non-qualified defined contribution plan, payments related to change in control provision of non-qualified defined benefit plan and payments related to change in control (sale of Nalco by Suez).

(5)	Includes a discretionary bonus of $76,600, which was recommended by Dr. Joyce and approved by the compensation committee of our board of directors.

Pension Plan Information

Benefits under our defined benefit pension plan are a percentage of pay replacement equal to 2% for each year of service up to 25 years of service and 1.5% for each year of service in excess of 25 years. The accrual percentage was reduced to 1.5% for each year of service earned after 2002. No new employees can participate in our defined benefit pension plan. There is a Social Security offset equal to 1.5% times service times the participant's primary Social Security benefit.

The following table shows the estimated benefit payable as a 10-year certain and life annuity commencing at age 62 (before deduction of the Social Security offset described above) for Messrs. Roe, Bosanko and Loosbrock:

	Years of Service
Final Average Earnings	15	20	25	30	35	40
$125,000	$38,000	$50,000	$63,000	$72,000	$81,000	$91,000
$150,000	45,000	60,000	75,000	86,000	98,000	109,000
$175,000	53,000	70,000	88,000	101,000	114,000	127,000
$200,000	60,000	80,000	100,000	115,000	130,000	145,000
$225,000	68,000	90,000	113,000	129,000	146,000	163,000
$250,000	75,000	100,000	125,000	144,000	163,000	181,000
$300,000	90,000	120,000	150,000	173,000	195,000	218,000
$350,000	105,000	140,000	175,000	201,000	228,000	254,000
$400,000	120,000	160,000	200,000	230,000	260,000	290,000
$450,000	135,000	180,000	225,000	259,000	293,000	326,000
$500,000	150,000	200,000	250,000	288,000	325,000	363,000
$600,000	180,000	240,000	300,000	345,000	390,000	435,000
$700,000	210,000	280,000	350,000	403,000	455,000	508,000
$800,000	240,000	320,000	400,000	460,000	520,000	580,000
$900,000	270,000	360,000	450,000	518,000	585,000	653,000
$1,000,000	300,000	400,000	500,000	575,000	650,000	725,000

The defined benefit pension plan uses a final average earnings formula based on the average annualized pay for the 48 highest-paid consecutive months of the last 120 calendar months prior to retirement. Earnings include salary and bonus.

Dr. Joyce and Mr. Bell do not currently participate in and are not expected to receive a benefit from the pension plan. The estimated years of credited service as of December 31, 2003 for the other named executive officers are as follows: Mr. Roe — 26 years, Mr. Bosanko — 23 years, and Mr. Loosbrock — 26.3 years.

Nalco LLC Unit Plan

The following contains a summary of the material terms of the Nalco LLC 2004 Unit Plan, which we refer to as the 2004 Unit Plan, pursuant to which Nalco LLC may grant the right to purchase units to employees, directors or consultants of Nalco LLC or its affiliates, including Nalco Holding Company. William H. Joyce, William J. Roe, Bradley J. Bell, Mark L. Bosanko, Louis L. Loosbrock and certain other members of our management have been granted the right to purchase units under the 2004 Unit Plan.

General

The 2004 Unit Plan permits the grant of the right to purchase class A units, class B units, class C units and class D units to employees, directors or consultants of Nalco LLC or its affiliates, including Nalco Holding Company. A maximum of 821,750,000 class A units, 1,623,919,566 class B units, 1,623,919,566 class C units and 1,082,613,044 class D units may be subject to awards under the 2004 Unit Plan. Units covered by awards that expire, terminate or lapse will again be available for grant under the 2004 Unit Plan.

Administration

The 2004 Unit Plan will be administered by a committee of the Nalco LLC board of directors or, in its board of directors' discretion, the board of directors. The committee has the sole discretion to determine the employees, directors and consultants to whom awards may be granted under the 2004 Unit Plan, the number and/or class of units to be covered by an award, the purchase price, if any, of such awards, the terms and conditions of any award and under what circumstances awards may be settled or cancelled. The committee is authorized to interpret the 2004 Unit Plan, to establish, amend and rescind any rules and regulations relating to the 2004 Unit Plan, and to make any other determinations that it deems necessary or desirable for the administration of the plan. The committee may correct any defect or supply any omission or reconcile any inconsistency in the 2004 Unit Plan in the manner and to the extent the committee deems necessary or desirable.

Adjustments Upon Certain Events

In the event of any changes in the units by reason of any reorganization, recapitalization, merger, unit exchange or any other similar transaction, the board of directors, in its sole discretion, may adjust (i) the number or kind of units or other securities that may be issued or reserved for issuance pursuant to the 2004 Unit Plan or pursuant to any outstanding awards or (ii) any other affected terms of such awards.

Amendment and Termination

The board of directors of Nalco LLC may amend or terminate the 2004 Unit Plan at any time, provided that no amendment or termination is permitted that would diminish any rights of a management member pursuant to a previously granted award without his or her consent, subject to the committee's authority to adjust awards upon certain events as described in the previous paragraph. No awards may be made under the 2004 Unit Plan after the tenth anniversary of the effective date of the plan.

Nalco LLC Units Held by Certain of our Managers

The units of Nalco LLC consist of class A units, class B units, class C units and class D units. As of June 30, 2004, approximately 97% of Nalco LLC's class A units were held by the Sponsors, and the remaining class A units were held by certain members of our management. Currently, the class A units are the only units of vested equity in Nalco LLC. The class B units, class C units and class D units are held exclusively by members of our management.

Of our executive officers, Dr. William H. Joyce owns 1,120,000,000 class A units, 416,232,066 class B units, 416,232,066 class C units and 277,488,044 class D units, William J. Roe owns 68,750,000 class A units, 154,687,500 class B units, 154,687,500 class C units and 103,125,000 class D units, Bradley J. Bell owns 70,800,000 class A units, 123,750,000 class B units, 123,750,000 class C units and 82,500,000 class D units, Mark L. Bosanko owns 30,000,000 class A units, 67,500,000 class B units, 67,500,000 class C units and 45,000,000 class D units and Louis L. Loosbrock owns 30,000,000 class A units, 67,500,000 class B units, 67,500,000 class C units and 45,000,000 class D units.

Terms of the Nalco LLC Class A Units, Class B Units, Class C Units and Class D Units

The following is a summary of certain terms of the Nalco LLC class A units, class B units, class C units and class D units held by members of our management and certain rights and restrictions applicable to those units.

Class A units have economic characteristics that are similar to those of shares of common stock in a private corporation. Unlike the class B units, class C units and class D units, which are subject to the vesting provisions described below, the class A units are currently fully vested.

Class B units will vest in five equal annual installments on each December 31, beginning on December 31, 2004, subject to a management member's continued service with us and our affiliates; provided, that all of the class B units will vest 18 months following a change of control if the holder is employed by us on that date. No manager who holds class B units will receive any distributions until the holders of the class A units receive the aggregate amount spent for their class A units. Following return of the aggregate amount paid for the class A units, the holders of class B units will share distributions pro rata with holders of class C units and class D units until they have received the amount of their investment in the class B units and, once all the aggregate investment amount paid for all of the A, B, C and D units has been returned to their holders, the vested class B units will share in any distributions pro rata with the class A units and vested class C units. Dr. William H. Joyce's class B units vest in five annual installments on each October 6 beginning October 6, 2004.

Class C units will vest on the 8th anniversary of the date on which they are sold to a manager, subject to the manager's continued service with us and our affiliates. However, the class C units will vest earlier over the next five years, beginning on December 31, 2004, if we meet certain EBITDA targets. Even if we fail to meet the EBITDA target for a given year, the class C units may still vest with respect to that year if EBITDA targets in a subsequent year or period are achieved. Notwithstanding the foregoing, all the class C units will vest 18 months following a change of control if (a) the EBITDA targets for the year preceding the change of control were achieved and (b) the holder is employed by us on that date. In addition, all of the class C units will vest once the Sponsors cease to own at least 20% of the voting securities of Nalco LLC if the EBITDA targets for the year preceding such sell-down are achieved. No manager who holds class C units will receive any distributions until the holders of the class A units receive the aggregate amount spent for their class A units. Following return of the aggregate amount paid for the class A units, the holders of class C units will share distributions pro rata with holders of class B units and class D units until they have received the amount of their investment in the class C units and, once all the aggregate investment amounts paid for all of the units has been returned to their holders, the vested class C units will share in any distributions pro rata with the class A units and vested class B units.

Class D units will vest on the 10th anniversary of the date on which they are sold to a manager, subject to the manager's continued service with us and our affiliates. However, the class D units will vest earlier over the next five years, beginning on December 31, 2004, if we meet certain EBITDA targets. Even if we fail to meet the EBITDA target for a given year, the class D units may still vest with respect to that year if EBITDA targets in a subsequent year or period are achieved. Notwithstanding the foregoing, all the class D units will vest 18 months following a change of control if (a) the EBITDA targets for the year preceding the change of control were achieved and (b) the holder is employed by us on that date. In addition, all of the class D units will vest once the Sponsors cease to own at least 20% of the voting securities of Nalco LLC if the EBITDA targets for the year preceding such sell-down are achieved. No manager who holds class D units will receive any distributions until the holders of the class A units receive the aggregate amount spent for their class A units. Following return of the aggregate amount paid for the class A units, the holders of class D units will share distributions pro rata with holders of class B units and class C units until they have received the amount of their investment in the class D units and, once all the aggregate investment amount paid for all of the units has been returned to their holders and the holders of the class A units have received an amount representing a 30% return compounded annually on their aggregate investment, the vested class D units will share in any distributions pro rata with the class A units, the vested class B units and the vested class C units.

Certain Rights and Restrictions Applicable to the Nalco LLC Units Held by our Managers

The Nalco LLC units held by members of our management are not transferable except in certain circumstances. In addition, the units may be repurchased by Nalco LLC, and in certain cases, the Sponsors, in the event that the managers cease to be employed by us. The Sponsors have the ability to force the managers to sell their units with the Sponsors in the event that the Sponsors decide to sell their interests in Nalco LLC.

The managers that hold units are entitled to participate in certain sales by the Sponsors. In addition, the managers have limited rights to participate in subsequent registered public offerings by Nalco Holding Company. Our managers are entitled in certain instances to cause Nalco LLC to repurchase their units with shares of our common stock as described in greater detail under "Certain Relationships and Related Party Transactions—Management Members Agreement."

Nalco Holding Company 2004 Stock Incentive Plan

The following contains a summary of the material terms of the Nalco Holding Company 2004 Stock Incentive Plan, which we refer to as the stock incentive plan, that we intend to adopt immediately prior to the consummation of this offering. The description of such terms is not complete. For more information, we refer you to the full text of the stock incentive plan, which has been filed as an exhibit to the registration statement of which this prospectus forms a part. We will adopt the stock incentive plan prior to the consummation of this offering.

The stock incentive plan permits the grant of non-qualified stock options, incentive stock options, stock appreciation rights, restricted stock and other stock-based awards to employees, directors and consultants of us and of our affiliates. A maximum of 7,500,000 shares of common stock may be subject to awards under the stock incentive plan. The number of shares issued or reserved pursuant to the stock incentive plan (or pursuant to outstanding awards) is subject to adjustment on account of mergers, consolidations, reorganizations, stock splits, stock dividends and other dilutive changes in the common stock. Shares of common stock covered by awards that expire, terminate or lapse will again be available for grant under the stock incentive plan. No awards may be granted under the stock incentive plan after the tenth anniversary of its date of adoption, provided that any awards granted prior to the such date may extend beyond that date.

Administration.     The stock incentive plan will be administered by a committee of our board of directors; provided that our board of directors may take any action designated to the committee. The committee will have the sole discretion to determine the employees, directors and consultants to whom awards may be granted under the stock incentive plan and the manner in which such awards will vest. The committee will be authorized to establish the terms and conditions of awards granted under the stock incentive plan and to waive any such terms and conditions at any time (including, without limitation, accelerating or waiving any vesting conditions). Options, stock appreciation rights, restricted stock and other stock-based awards will be granted by the committee to employees, directors and consultants in such numbers and at such times during the term of the stock incentive plan as the committee shall determine. The committee will be authorized to interpret the stock incentive plan, to establish, amend and rescind any rules and regulations relating to the stock incentive plan, and to make any other determinations that it deems necessary or desirable for the administration of the stock incentive plan. The committee may correct any defect, supply any omission or reconcile any inconsistency in the stock incentive plan in the manner and to the extent the committee deems necessary or desirable.

Options.     The committee will determine the exercise price for each option; provided, however, that incentive stock options must have an exercise price that is at least equal to the fair market value of the common stock on the date the option is granted. An option holder may exercise an option by written notice and payment of the exercise price in (i) cash, (ii) by the surrender of a number of shares of common stock already owned by the option holder for at least six months with a fair market value equal to the exercise price, (iii) partly in cash and partly in such shares, (iv) through the delivery of irrevocable instructions to a broker to sell shares obtained upon the exercise of the option and to deliver to the company an amount out of the proceeds of the sale equal to the aggregate exercise price for the shares being purchased or (v) another method approved by the committee. Awards of incentive stock options under our stock incentive plan will be subject to certain additional restrictions.

Stock Appreciation Rights.     The committee may grant stock appreciation rights independent of or in connection with an option. The exercise price per share of a stock appreciation right will be an amount determined by the committee; provided, however, that the exercise price may not be less than the fair market value of the common stock on the date the stock appreciation right is granted. With respect to stock appreciation rights granted in connection with an option, the exercise price may not be less than the exercise price for such option. Generally, each stock appreciation right will entitle a participant upon exercise to an amount equal to (i) the excess of (1) the fair market value on the exercise date of one share of common stock over (2) the exercise price, times (ii) the number of shares of common stock covered by the stock appreciation right. Payment shall be made in common stock or in cash, or partly in common stock and partly in cash, all as shall be determined by the committee.

Other Stock-Based Awards.     The committee may grant awards of restricted stock units, rights to purchase stock, restricted stock, phantom stock units and other awards that are valued in whole or in part by reference to, or are otherwise based on the fair market value of, shares of common stock. The other stock-based awards will be subject to the terms and conditions established by the committee.

Transferability.     Unless otherwise determined by the committee, awards granted under the stock incentive plan are not transferable other than by will or by the laws of descent and distribution.

Change of Control.     In the event of a change of control (as defined in the stock incentive plan), the committee may provide for the (i) termination of an award upon the consummation of the change of control, but only if the award has vested and been paid out or the participant has been permitted to exercise an option in full for a period of not less than 30 days prior to the change of control, (ii) acceleration of all or any portion of an award, (iii) payment in exchange for the cancellation of an award and/or (iv) issuance of substitute awards that will substantially preserve the terms of any awards.

Amendment and Termination.     The committee may amend, alter or discontinue the stock incentive plan in any respect at any time, but no amendment may diminish any of the rights of a participant under any awards previously granted, without his or her consent.

Employment and Severance Agreements

William H. Joyce

Nalco LLC entered into an employment agreement with William H. Joyce in August 2004 to serve as Chief Executive Officer. The term of the agreement ends on December 31, 2008, unless terminated earlier by Nalco LLC or Dr. Joyce. Dr. Joyce will be entitled to receive a base salary of $1,000,000 as well as target variable compensation equal to $1,000,000. The actual variable compensation may be more or less depending on the achievement of the performance criteria established by our board of directors. The employment agreement also confers certain additional rights to Dr. Joyce under the limited liability company operating agreement of Nalco LLC, the management members agreement and the registration rights agreement.

If Dr. Joyce's employment is terminated without "cause" (other than due to death or disability) prior to a "change in control" (as such terms are defined in the employment agreement), Dr. Joyce will receive (a) continued payment of his base salary until the earlier of (1) December 31, 2008 or (2) the third anniversary of the date of his termination and (b) a payment equal to one-twelfth of his annual bonus for the last completed year of his employment (or his target bonus if he is terminated during 2004) multiplied by the number of months he is entitled to his continued base salary, payable when such payment would have been made if his employment continued. Dr. Joyce's termination of employment following a change in control will be governed by a separate agreement between us and Dr. Joyce to be entered into within thirty days after the execution of the employment agreement. If Dr. Joyce is terminated without cause following a change in control, this agreement will provide that he is entitled to a lump sum payment equal to the severance payments described above and continuation of his welfare benefits for a period through the earlier of (a) December 31, 2008 and (b) the third anniversary of the date of his termination.

Under the terms of the employment agreement, Dr. Joyce may not disclose any confidential information concerning the businesses of Nalco LLC and its subsidiaries, including the issuer and its subsidiaries. In addition, during Dr. Joyce's term of employment and for a period of eighteen months following Dr. Joyce's termination of employment for any reason, Dr. Joyce may not (a) compete with us or our subsidiaries or (b) solicit or hire our employees or employees of our subsidiaries.

William J. Roe

We have entered into a severance agreement with Mr. Roe effective January 1, 2004. Mr. Roe's employment may be terminated at will by Mr. Roe or by us.

If Mr. Roe's employment is terminated by us without "cause" or by Mr. Roe with "good reason," Mr. Roe will be paid, subject to the execution of a release in favor of the company, within sixty days of such termination of employment in a lump sum payment (a) accrued unpaid base salary through the date of termination, (b) any prior year bonus earned but not yet paid, and (c) severance equal to two times base salary and target bonus, and will be entitled to receive any other benefits that he is otherwise eligible for under other employee plans or programs. We shall also pay a pro rata portion of any Management Incentive Bonus for the year of termination based on the portion of the year elapsed through the date of termination, any such Management Incentive Bonus being paid in accordance with our normal cycle for such payment. Additionally, Mr. Roe has the right to continue coverage under our group medical and dental plans for a 24-month period following Mr. Roe's termination of employment with us. If Mr. Roe's employment is terminated without cause prior to age 55, his severance pay will be paid in the form and amounts to bridge his service to age 55. This arrangement will allow Mr. Roe to elect benefits of early retirement on the first day of the month following his 55th birthday.

Under the terms of the agreement, Mr. Roe may not disclose any confidential information concerning the company or its subsidiaries or affiliates and must assign to us all inventions conceived or discovered by Mr. Roe during the term of his employment. In addition, during Mr. Roe's term of employment and for a period of two years thereafter, Mr. Roe may not (a) compete with us or our subsidiaries or (b) solicit or hire our employees or employees of our subsidiaries. Mr. Roe also may not, during the term of his employment or thereafter, make disparaging statements about the company or its employees or directors.

Bradley J. Bell

We have entered into an employment agreement with Mr. Bell effective November 1, 2003 to serve as Executive Vice President and Chief Financial Officer. Mr. Bell's employment may be terminated at will by Mr. Bell or by us. Under this agreement, Mr. Bell is entitled to receive (a) a base salary, subject to annual review for increase, (b) annual bonuses in connection with achievement of targeted performance levels, and (c) specified fringe benefits, including health and disability insurance and life insurance.

Under the agreement, if Mr. Bell's employment is terminated by us without "cause" or by Mr. Bell with "good reason," Mr. Bell will be paid within thirty days of such termination of employment in a lump sum payment (a) accrued unpaid base salary through the date of termination, (b) any prior year bonus earned but not yet paid, (c) severance equal to one and one-half (1.5) times base salary and target Management Incentive Plan bonus. We shall also pay a pro-rata portion of any Management Incentive Bonus for the year of termination based on the portion of the year elapsed through the date of termination, any such Management Incentive Bonus being paid in accordance with our normal cycle for such payment.

Under the terms of the agreement, Mr. Bell may not disclose any confidential information concerning the company or its subsidiaries or affiliates. In addition, during Mr. Bell's term of employment and for a period of two years thereafter, Mr. Bell may not (a) compete with us or our subsidiaries or (b) solicit or hire our employees or employees of our subsidiaries. Mr. Bell also may not, during the term of his employment or thereafter, make disparaging statements about the company or its employees or directors.

Mark L. Bosanko

Mr. Bosanko and Nalco Company have entered into a severance agreement effective January 1, 2004. Mr. Bosanko's employment may be terminated at will by Mr. Bosanko or by us.

Under the terms of the agreement, if Mr. Bosanko's employment is terminated without "cause" or by Mr. Bosanko with "good reason," Mr. Bosanko will be paid, subject to the execution of a release in favor of Nalco Company, within thirty days of such termination of employment in a lump sum payment (a) accrued unpaid base salary through the date of termination, (b) any prior year bonus earned but not yet paid, and (c) severance equal to one and one-half (1.5) times base salary and target bonus, and will be entitled to receive any other benefits that he is otherwise eligible for under other employee plans or programs. Nalco Company shall also pay a pro-rata portion of any Management Incentive Bonus for the year of termination based on the portion of the year elapsed through the date of termination, any such Management Incentive Bonus being paid in accordance with its normal cycle for such payment. Additionally, Mr. Bosanko has the right to continue coverage under our group medical and dental plans for an 18-month period following Mr. Bosanko's termination of employment. If Mr. Bosanko is terminated prior to age 55, his severance pay will be paid in the form and amounts to bridge his service to age 55. This arrangement will allow Mr. Bosanko to elect benefits of early retirement on the first day of the month following his 55th birthday.

Under the terms of the agreement, Mr. Bosanko may not disclose any confidential information concerning the company or its subsidiaries or affiliates and must assign to Nalco Company all inventions conceived or discovered by Mr. Bosanko during the term of his employment. In addition, during Mr. Bosanko's term of employment and for a period of two years thereafter, Mr. Bosanko may not (a) compete with us or our subsidiaries or (b) solicit or hire our employees or employees of our subsidiaries. Mr. Bosanko may not, during the term of his employment or thereafter, make disparaging statements about the company or its employees or directors.

Louis L. Loosbrock

We have entered into a severance agreement with Mr. Loosbrock effective January 1, 2004. Mr. Loosbrock's employment may be terminated at will by Mr. Loosbrock or by us.

Under the terms of the agreement, if Mr. Loosbrock's employment is terminated without "cause" or by Mr. Loosbrock with "good reason," Mr. Loosbrock will be paid, subject to the execution of a release in favor of the company, within thirty days of such termination of employment in a lump sum payment (a) accrued unpaid base salary through the date of termination, (b) any prior year bonus earned but not yet paid, and (c) severance equal to one and one-half (1.5) times base salary and target bonus, and will be entitled to receive any other benefits that he is otherwise eligible for under other employee plans or programs. We shall also pay a pro-rata portion of any Management Incentive Bonus for the year of termination based on the portion of the year elapsed through the date of termination, any such Management Incentive Bonus being paid in accordance with our normal cycle for such payment. Mr. Loosbrock has the right to continue coverage under our group medical and dental plans for an 18-month period following Mr. Loosbrock's termination of employment. If Mr. Loosbrock is terminated prior to age 55, his severance pay will be paid in the form and amounts to bridge his service to age 55. This arrangement will allow Mr. Loosbrock to elect benefits of early retirement on the first day of the month following his 55th birthday.

Under the terms of the agreement, Mr. Loosbrock may not disclose any confidential information concerning the company or its subsidiaries or affiliates and must assign to us all inventions conceived or discovered by Mr. Loosbrock during the term of his employment. In addition, during Mr. Loosbrock's term of employment and for a period of two years thereafter, Mr. Loosbrock may not (a) compete with us or our subsidiaries or (b) solicit or hire our employees or employees of our subsidiaries. Mr. Loosbrock may not, during the term of his employment or thereafter, make disparaging statements about the company or its employees or directors.

PRINCIPAL STOCKHOLDER AND BENEFICIAL OWNERS

The following table and accompanying footnotes show information regarding the beneficial ownership of our common stock before and after this offering by:

•	each person who is known by us to own beneficially more than 5% of our common stock;

•	each member of our board of directors and each of our named executive officers; and

•	all members of our board of directors and our executive officers as a group.

The percentage of beneficial ownership before the offering set forth below is based on shares of our common stock issued and outstanding and Nalco LLC's membership units issued and outstanding on a pro forma basis, after giving effect to the dividend of 90,175,916 shares to Nalco LLC immediately prior to the consummation of this offering. The number of shares outstanding after the offering and the percentages of beneficial ownership after the offering are based on 141,287,127 shares of our common stock to be issued and outstanding immediately after this offering, including 6,666,667 shares that will be either dividended to Nalco LLC (assuming the underwriters do not exercise their option to purchase additional shares) or sold to the underwriters pursuant to their option to purchase additional shares, and assumes that Nalco LLC will use the proceeds it receives from us in this offering to redeem units of Nalco LLC held by the Sponsors.

Prior to this offering, Nalco LLC has owned 100% of our outstanding common stock. Following the closing of this offering, Blackstone, Apollo and GSCP, along with certain members of our management, will beneficially own their interests in our common stock set forth below through their ownership of Nalco LLC.

			Shares Beneficially Owned After this Offering
	Shares Beneficially Owned Prior to this Offering		Assuming the Underwriters' Option Is Not Exercised(1)		Assuming the Underwriters' Option Is Exercised in Full(1)
Name of Beneficial Owner	Number	Percent	Number	Percent	Number	Percent
The Blackstone Group(2)	32,465,221	36.0%	34,489,093	24.4%	32,017,538	22.7%
Apollo Management Group(3)	32,465,221	36.0%	34,489,093	24.4%	32,017,538	22.7%
The Goldman Sachs Group, Inc.(4).	22,319,839	24.8%	23,711,252	16.8%	22,012,057	15.6%
Dr. William H. Joyce(5)	1,793,112	2.0%	2,545,423	1.8%	2,530,493	1.8%
William J. Roe(5)	110,068	*	156,248	*	155,332	*
Bradley J. Bell(5)	113,350	*	160,907	*	159,963	*
Mark L. Bosanko(5)	48,030	*	68,181	*	67,781	*
Louis L. Loosbrock(5)	48,030	*	68,181	*	67,781	*
Leon D. Black(6)	32,465,221	36.0%	34,489,093	24.4%	32,017,538	22.7%
Chinh Chu(7)	32,465,221	36.0%	34,489,093	24.4%	32,017,538	22.7%
Stephen A. Schwarzman(7)	32,465,221	36.0%	34,489,093	24.4%	32,017,538	22.7%
Peter G. Peterson(7)	32,465,221	36.0%	34,489,093	24.4%	32,017,538	22.7%
Richard A. Friedman(8)	22,319,839	24.8%	23,711,252	16.8%	22,012,057	15.6%
Joshua J. Harris(6)	32,465,221	36.0%	34,489,093	24.4%	32,017,538	22.7%
Sanjeev Mehra(8)	22,319,839	24.8%	23,711,252	16.8%	22,012,057	15.6%
Paul H. O'Neill(7)	32,465,221	36.0%	34,489,093	24.4%	32,017,538	22.7%
All directors and officers as a group (11 persons)	2,112,590	2.3%	2,998,940	2.1%	2,981,350	2.1%

(*)	Less than 1%.

(1)	We will grant the underwriters an option to purchase up to an additional 6,666,667 shares in this offering. Immediately prior to the consummation of this offering, we will declare a stock dividend that will require that shortly after the underwriters' option expires, we will issue to Nalco LLC, which will be our sole stockholder on the record date of the dividend, the number of shares equal to the number of additional shares the underwriters will have an option to purchase minus the actual number of shares the underwriters purchase from us pursuant to that option. The incremental fees associated with the exercise of the underwriters' option to purchase additional shares will result in a decrease in the number of shares beneficially owned.

(2)	Includes beneficial ownership of shares of common stock of Nalco Holding Company owned by each of Blackstone Capital Partners IV L.P., Blackstone Family Investment Partnership IV-A L.P. and Blackstone Capital Partners IV-A L.P. (the "Blackstone Funds"), for each of which Blackstone Management Associates IV L.L.C. ("BMA") is the general partner having voting and investment power over the shares of common stock held or controlled by each of the Blackstone Funds. Mr. Chu, a director of Nalco Investment Holdings LLC, is a member of BMA and disclaims any beneficial ownership of shares of common stock beneficially owned by BMA. Messrs. Peter G. Peterson and Stephen A. Schwarzman are the founding members of BMA and as such may be deemed to share beneficial ownership of the shares of common stock held or controlled by the Blackstone Funds. Each of BMA and Messrs. Peterson and Schwarzman disclaims beneficial ownership of such shares of common stock. The address of BMA and the Blackstone Funds is c/o The Blackstone Group L.P., 345 Park Avenue, New York, New York 10154.

(3)	Includes beneficial ownership of shares of common stock of Nalco Holding Company held by Apollo Investment Fund V, L.P. and its related co-investment partnerships (the "Apollo Funds") for each of which Apollo Management V, L.P. ("Apollo Management") serves as investment manager having voting and investment power over the shares of common stock held or controlled by each of the Apollo Funds. The general or managing partner on each of the Apollo Funds is Apollo Advisors V, L.P. ("Apollo Advisors" and together with Apollo Management, "Apollo"), an affiliated manager with Apollo Management. The directors and principal executive officers of Apollo are Messrs. Leon Black and John Hannan, each of whom, as well as each of Apollo Management and Apollo Advisors, disclaims beneficial ownership of the shares of common stock owned by the Apollo Funds. The address of each of the Apollo Funds and Apollo is c/o Apollo Management V, L.P., 9 West 57th Street, New York, New York 10019.

(4)	Includes beneficial ownership of shares of common stock of Nalco Holding Company owned by each of GS Capital Partners 2000, L.P., GS Capital Partners 2000 Offshore, L.P., GS Capital Partners 2000 GmbH & Co. Beteiligungs KG, GS Capital Partners 2000 Employee Fund, L.P., Goldman Sachs Direct Investment Fund 2000, L.P. and NH Acquisition LLC (collectively, the "GS Funds"). Affiliates of The Goldman Sachs Group, Inc. ("GSG") are the general partner, managing general partner, manager or investment manager of each of the GS Funds. GSG disclaims beneficial ownership of the shares of common stock owned by the GS Funds to the extent attributable to partnership interests held therein by persons other than GSG and its affiliates. Each of such investment partnerships shares voting and investment power with certain of its respective affiliates. The address of each of the GS Funds is c/o Goldman, Sachs & Co., 85 Broad Street, New York, New York 10004.

(5)	Reflects beneficial ownership of shares of common stock of Nalco Holding Company of Dr. Joyce and Messrs. Roe, Bell, Bosanko and Loosbrock as a result of their ownership of class A units of Nalco LLC. The address for each of Dr. Joyce and Messrs. Roe, Bell, Bosanko and Loosbrock is c/o Nalco Company, 1601 West Diehl Road, Naperville, Illinois 60563. In addition, each of Messrs. Joyce, Roe, Bell, Bosanko and Loosbrock are the owners of class B units, class C units and class D units of Nalco LLC, which they purchased through the Nalco LLC Unit Plan. The class B units, class C units and class D units do not currently entitle the holders to any dividend payments or any rights upon liquidation or dissolution of Nalco LLC (other than a return of their purchase price) but may in the future entitle them to certain interests in the profits of Nalco LLC after the passing of certain vesting dates (the earliest of which is December 31, 2004 and the latest of which is December 31, 2013) and performance thresholds. For more information about the Nalco LLC Unit Plan, see "Management—Nalco LLC Unit Plan."

(6)	Mr. Black is a founding partner of Apollo Advisors, L.P. and Apollo Real Estate Advisors, L.P. Mr. Harris is a founding partner of Apollo Management, L.P. Messrs. Black and Harris disclaim beneficial ownership of the shares beneficially owned or controlled by these entities or by their affiliates. The address for each of Messrs. Black and Harris is c/o Apollo Management V, L.P., 9 West 57th Street, New York, New York 10019.

(7)	Mr. Chu is a Senior Managing Director of Blackstone, Mr. Peterson is Chairman of Blackstone, Mr. Schwarzman is President and CEO of Blackstone and Mr. O'Neill is a Special Advisor at Blackstone. Messrs. Chu, Peterson, Schwarzman and O'Neill disclaim beneficial ownership of the shares beneficially owned or controlled by Blackstone or by its affiliates. The address for each of Messrs. Chu, Peterson, Schwarzman and O'Neill is c/o The Blackstone Group, 345 Park Avenue, New York, New York 10154.

(8)	Mr. Friedman is head of Goldman, Sachs & Co.'s Merchant Banking Division, head of Goldman, Sachs & Co.'s Principal Investment Area, Chairman of the Merchant Banking Division's Investment Committee and a member of Goldman, Sachs & Co.'s Management Committee. Mr. Mehra is a managing director of Goldman, Sachs & Co.'s Principal Investment Area, and a member of its Investment Committee. Messrs. Friedman and Mehra disclaim beneficial ownership of the shares beneficially owned or controlled by these entities or by their affiliates, except to the extent of their pecuniary interest therein, if any. The address for each of Messrs. Friedman and Mehra is c/o Goldman, Sachs & Co., 85 Broad Street, New York, New York 10004.

CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS

Ancillary Agreements to the Stock Purchase Agreement

In addition to the stock purchase agreement described above, we have entered into the following ancillary agreements with Suez on or prior to the closing of the Acquisition.

Guarantee Agreement

The guarantee agreement, which took effect upon signing of the stock purchase agreement, provides that Suez will unconditionally guarantee the payment of all amounts which may become due and payable to Nalco Holdings or its affiliates by any of the sellers under the stock purchase agreement, including amounts due in respect of indemnification obligations.

Noncompetition Agreement

The noncompetition agreement, which was executed at the closing of the Acquisition, provides that, for a period of three years following the closing of the Acquisition, Suez and its controlled affiliates will not engage in businesses competing with our business, with certain exceptions, including the design, building, production, installation or sale of water and wastewater treatment equipment; water and wastewater treatment outsourcing projects and associated equipment and chemical sales; and wastewater treatment projects using chemicals and related services and equipment for municipal customers. The agreement further provides that Suez and its controlled affiliates will not, for a period of three years following the closing of the Acquisition, employ or solicit to employ our employees, with certain limited exceptions.

Reimbursement Agreement

We are currently obligated to make contributions to the trust of our Profit Sharing and Savings Plan pursuant to the Contribution Agreement between us and the Northern Trust Company, dated as of November 2, 1999, as amended. The Contribution Agreement contains financial covenants that would have been violated by the Acquisition, and would have caused the acceleration of our entire outstanding contribution commitment. In connection with the Acquisition, Suez executed a guarantee in favor of the trustee of the trust so that the contributions under the Contribution Agreement would not be accelerated. In addition, at the closing of the Acquisition, Suez executed a reimbursement agreement with us that provides that Suez will reimburse us for all contributions that we or one of our affiliates makes to the trust in order to satisfy our obligations under the Contribution Agreement. The reimbursement agreement further provides that if the credit rating of Suez falls below a level that is acceptable to the trustee of the trust, Suez or one of its affiliates will provide a letter of credit or other additional financial support acceptable to the trustee in addition to the guarantee so that the contributions are not accelerated. In the event that we or any of our affiliates fail to make payments under the Naperville sublease described below, Suez may reduce its reimbursement obligations under the reimbursement agreement by the amount of the shortfall.

Sublease Agreement

We entered into a lease agreement, dated as of December 30, 2002, for our headquarters in Naperville, Illinois (the "Property"), with Wachovia Bank of Delaware, National Association, as landlord, in its capacity as owner trustee under a trust agreement dated as of December 30, 2002 with NCC Solar Company, a subsidiary of Verizon Capital Corp., as owner participant. The lease term is twenty-five years (with certain extension options provided for in the lease agreement). Following the Acquisition, Suez maintained and continues to maintain in place this lease and the Suez guaranty of our obligations under the lease. Concurrently with the Acquisition, Suez caused us (as tenant) to assign the lease to a special purpose subsidiary of Suez (the "Suez Subsidiary") pursuant to an assignment and assumption agreement. The Suez Subsidiary then subleased the Property back to us pursuant to a sublease agreement. The Suez Subsidiary is the "tenant" under the lease and the "landlord" under the sublease. Pursuant to the terms of the sublease, the rights and obligations of the landlord under the lease are the rights and obligations of the Suez Subsidiary under the sublease and, except for certain provisions specifically set forth in the sublease, the rights and obligations of the tenant under the lease are our rights and obligations under the sublease. For example, pursuant to the sublease, we have semi-annual rent payment obligations as set forth in the lease (ranging from approximately $1.8 million to $31 million) and are obligated to maintain and use the Property in a manner consistent with its current use. Some of our rights under the sublease include: assignment and further sublease rights, sublease term extension options, obsolescence termination rights and the right of first refusal (each, subject to the satisfaction of certain conditions precedent to be set forth in the sublease). We are also obligated to indemnify the Suez Subsidiary for any claims arising from any breach or default under the sublease or lease, subject to specified limitations. In the event that Suez or one of its affiliates fails to make payments under the reimbursement agreement described above, we may reduce our rent payments under the sublease by the amount of the shortfall.

Nalco LLC Limited Liability Company Operating Agreement

The Sponsors, Dr. William H. Joyce, William J. Roe, Bradley J. Bell, Mark L. Bosanko, Louis L. Loosbrock and certain other members of management beneficially own capital stock in our company through Nalco LLC. The limited liability company operating agreement of Nalco LLC (1) provides for the governance of Nalco Holding Company, Nalco Investment Holdings LLC, Nalco Finance Holdings LLC, Nalco Finance Holdings, Inc., Nalco Finance Holdings II Inc. and Nalco Holdings, (2) provides specific rights to the holders of Nalco LLC's limited liability company interests with respect to those interests, such as tag-along and drag-along rights and (3) provides specific rights with respect to certain sales of capital stock of Nalco Company, Nalco Holding Company, Nalco Investment Holdings, Nalco Finance Holdings LLC, Nalco Finance Holdings, Inc., Nalco Finance Holdings II Inc., Nalco Holdings or Nalco LLC, such as transfer restrictions and registration rights.

All significant decisions involving Nalco LLC and any voting or other rights to be exercised in respect of its direct or indirect subsidiaries require the approval of the board of directors of Nalco LLC or the Sponsor members of Nalco LLC, including the approval of directors appointed by at least two of the three Sponsors (or two of the three Sponsors as members). The board of directors of Nalco LLC currently consists of seven members, including Dr. Joyce and two directors designated by each of the Sponsors. If either Blackstone or Apollo sells more than two-thirds of its current equity stake in Nalco LLC or if GSCP sells more than 51.5% of its current equity stake in Nalco LLC, that Sponsor will lose one of its two director designation rights. If either Blackstone or Apollo sells more than 90% of its current equity stake in Nalco LLC or if GSCP sells more than 85.5% of its current equity stake in Nalco LLC, that Sponsor will lose its remaining director designation right but will retain appropriate information rights and the right to designate an observer to attend Nalco LLC board meetings. If one Sponsor has the right to appoint only one director to the Nalco LLC board but the other two Sponsors continue to have the right to appoint two directors, then all Nalco LLC board decisions will require the approval of the designees of the two Sponsors that are still entitled to appoint two directors. If at least two of the Sponsors no longer have the right to appoint two directors to the Nalco LLC board, then the rule requiring approval of board designees of at least two of the Sponsors will no longer be operative. Actions by members of Nalco LLC will similarly require approval of two of the three Sponsors in those circumstances in which the relative equity ownership of Nalco LLC would require that actions be taken by director appointees of two of the three Sponsors. Of our current directors, Messrs. Black and Harris were appointed by Apollo, Messrs. Chu and O'Neill were appointed by Blackstone and Messrs. Friedman and Mehra were appointed by GSCP.

Transaction Fee Agreement

In connection with the Acquisition, affiliates of the Sponsors entered into a transaction fee agreement with us relating to certain structuring and advisory services that affiliates of the Sponsors provided to us for aggregate transaction and advisory fees of $75 million which were paid upon closing of the Acquisition. We have agreed to indemnify the Sponsors and their respective affiliates, directors, officers and representatives for losses relating to the services contemplated by the transaction fee agreement and the engagement of affiliates of the Sponsors pursuant to, and the performance by them of the services contemplated by, the transaction fee agreement.

Monitoring Fee Agreement/Sponsor Services Agreement

Following the Acquisition, affiliates of the Sponsors entered into a monitoring fee agreement under which these affiliates of the Sponsors agreed to provide certain structuring, advisory and management services to us for a twelve-year period, unless earlier terminated by agreement between us and the Sponsors or until such time as the Sponsors' direct or indirect ownership of us fell below 5%. The annual monitoring fee under this monitoring fee agreement was equal to the greater of $10 million or 2% of our EBITDA for the preceding fiscal year.

In connection with this offering, we intend to amend and restate the monitoring fee agreement, pursuant to which we will terminate the monitoring services provided to us by the Sponsors' affiliates. We will pay the Sponsors' affiliates a termination fee of $35.0 million. The amended and restated agreement, which we refer to as the "sponsor services agreement," will provide the Sponsors' affiliates with a right of first refusal to provide us with financial advisory services in exchange for mutually agreeable compensation. This right of first refusal will terminate when the Sponsors directly or indirectly hold less than 5% of our outstanding common stock.

We have agreed to indemnify the Sponsors and their affiliates, directors, officers and representatives for losses relating to the services contemplated by the monitoring fee/sponsor services agreement and their engagement of the affiliates of the Sponsors pursuant to, and the performance by them of the services contemplated by, the monitoring fee/sponsor services agreement.

Management Members Agreement

Pursuant to management members agreements Nalco LLC entered into with certain members of our management, following this initial public offering, each management unitholder will have the right to sell his/her class A units, as well as his/her class B units, class C units and class D units after they have vested (the "vested units"), to Nalco LLC. Following the date that is the later of the date on which any applicable "lock-up" period terminates and the date that is six months and one day after (i) the date when the units were purchased (in the case of class A units) or (ii) the date on which the units vest (in the case of class B units, class C units and class D units), the unitholder may sell, and Nalco LLC must repurchase, all or a portion of such unitholder's class A units and vested units. Nalco LLC would then be required to repurchase such units by delivering shares of our common stock to the unitholder. The price required to be paid by Nalco LLC for the class A units and vested units will be the fair market value of such units as of the date the "put" right is exercised by the unitholder. The "put" right will be subject to certain limitations on its exercise, as described in the definitive documents. The unitholder will also be entitled to participate in certain sales by the Sponsors.

Registration Rights Agreement

We will enter into a registration rights agreement immediately prior to the completion of this offering with Nalco LLC and its members pursuant to which we may be required to register the sale of our shares held by Nalco LLC and its members, including shares issuable upon exercise of the warrant held by Nalco LLC. Under the registration rights agreement, the Sponsors will have the right to request us to register the sale of shares held by Nalco LLC, including shares issuable upon exercise of the warrant held by Nalco LLC, on their behalf and may require us to make available shelf registration statements permitting sales of shares into the market from time to time over an extended period. In addition, the members of Nalco LLC (including members of management) will have the ability to exercise certain piggyback registration rights in connection with registered offerings requested by the Sponsors or initiated by us. Immediately after this offering, Nalco LLC will own 96,842,683 shares entitled to these registration rights.

Warrant

Pursuant to an agreement expected to be executed immediately prior to the completion of this offering, we expect to issue to Nalco LLC a warrant to purchase, for $0.01 per share, up to 6,693,513 shares of our common stock. This warrant will enable Nalco LLC to deliver shares to members of our management who have the right to put, or sell, their vested class B, C and D units to Nalco LLC, which will be outstanding on the date this offering is completed (and which Nalco LLC is entitled to repurchase in certain circumstances when such members of management leave our company) in exchange for our shares. See "—Management Members Agreement." Subject to limited exceptions, the warrant becomes exercisable upon our achieving the same EBITDA targets and upon the occurrence of the same specified events applicable to the vesting of the Nalco LLC class B units, class C units and class D units (except that there is no service requirement comparable to that applicable to individual holders of class B, C and D units). In the event that Nalco LLC at any time holds more shares acquired upon exercise of the warrant than it would be required to use to satisfy management put rights with respect to vested Nalco LLC units, Nalco LLC will be obligated to place any such excess shares into an escrow account for our use in connection with delivery of such shares in connection with our incentive compensation plans. Upon depositing such excess shares with the escrow agent, Nalco LLC will have no further rights with respect to the excess shares. The registration rights agreement will provide that we will be required, upon request by Nalco LLC, to register shares acquired upon exercise of the warrant under a registration statement in order to facilitate their delivery to members of management in exchange for units of Nalco LLC. See "Management—Nalco LLC Unit Plan."

Stockholders Agreement

We, Nalco LLC and certain members of Nalco LLC controlled by our Sponsors expect to enter into a stockholders agreement immediately prior to the completion of this offering. The stockholders agreement will provide that our board of directors will initially consist of eight members, which, subject to the provisions described below, may be increased to not more than ten members. Nalco LLC is entitled to designate a nominee for election to each available seat on the board of directors; provided that the eighth, ninth and tenth such nominees shall qualify as independent directors under the rules of the New York Stock Exchange, on which the shares of our common stock are expected to be traded. The board of directors may be further expanded in accordance with applicable law or New York Stock Exchange rules. The stockholders agreement will provide that six of Nalco LLC's nominees to the board of directors (other than independent directors) will be split evenly among the Sponsors (subject to adjustment based on their holdings in Nalco LLC) with the seventh to be nominated by agreement of the Sponsors.

If we are required by New York Stock Exchange regulations to have a majority of independent directors on our Board, upon the occurrence of any transaction whereby Nalco LLC ceases to own more than 50% of our outstanding common stock, Nalco LLC will cause three directors nominated by Nalco LLC (other than independent directors) to resign from the board of directors. The board of directors will simultaneously be reduced or increased, as the case may be, in size to nine directors. The two vacancies thus created will be filled by independent directors appointed by the nominating and corporate governance committee of the board of directors. Following such a transaction for so long as Nalco LLC continues to hold more than 35% of our outstanding common stock it shall retain the right to designate four nominees for election to our board of directors, subject to compliance with the New York Stock Exchange regulations, three of which shall be allocated evenly among the Sponsors with the fourth, which may be our Chief Executive Officer, to be nominated by agreement of the Sponsors. If Nalco LLC continues to hold (1) less than 35% but at least 25% of our outstanding common stock, it will retain the right to designate three director nominees; (2) less than 25% but at least 15% of our outstanding common stock, it will retain the right to designate two director nominees; and (3) less than 15% but at least 10% of our outstanding common stock, it will retain the right to designate one director nominee, and in each case, Nalco LLC will cause such number of directors nominated by Nalco LLC to resign as would be necessary to make the number of remaining directors correspond with Nalco LLC's designation rights unless our Board decides that any such directors should continue to serve on our Board. Once Nalco LLC holds less than 10% of our outstanding common stock, it shall have no right to designate directors. Pursuant to the stockholders agreement, any Sponsor that does not have the right, through Nalco LLC, to nominate a director to the board of directors, shall have the right to nominate a non-voting observer to attend board meetings.

To the extent permitted by applicable law, each Sponsor will have the right to include at least one director specified by such Sponsor on each of our Board committees. If a director specified by a

Sponsor is not eligible to be a member of a Board committee, such Sponsor will have the right, to the extent permitted by applicable law, to nominate an observer to attend meetings of such committee.

Other Relationships

Mr. Bell, our Chief Financial Officer, is a director and Chairman of the Audit Committee of Compass Minerals International, Inc., an entity for which Mr. Harris, one of our directors, serves as a director and in which affiliates of Apollo Management Group, one of our Sponsors, own a minority interest.

On October 29, 2003, we issued an irrevocable standby letter of credit to Mr. Roe, our Executive Vice President, Chief Operating Officer and President, Industrial and Institutional Services division, in the amount of $1,426,000. This letter of credit was never drawn down and expired on December 31, 2003.

DESCRIPTION OF INDEBTEDNESS

Senior Credit Facilities

In connection with the Transactions, Nalco Company entered into senior credit facilities provided by a syndicate of banks and other financial institutions led by Citicorp North America, Inc., as administrative agent, Citigroup Global Markets Inc., as global coordinator, joint lead arranger and joint book manager, Bank of America, N.A., as documentation agent, Banc of America Securities LLC, as global coordinator, joint lead arranger and joint book manager and Deutsche Bank Securities Inc., J.P. Morgan Securities Inc., Goldman Sachs Credit Partners L.P. and UBS Securities LLC, each as a co-syndication agent, joint lead arranger and joint book manager.

The senior credit facilities provided financing of up to $1,850 million, consisting of

•	a $300 million term loan A facility (which includes an €88 million tranche) maturing on November 4, 2009;

•	a $1,300 million term loan B facility maturing on November 4, 2010; and

•	a $250 million revolving credit facility maturing on November 4, 2009.

The term loan A facility and the term loan B facility were fully drawn upon consummation of the Transactions. Through June 30, 2004, we have made $7.8 million of scheduled repayments and $75.1 million of optional prepayments of the term A loans and $6.5 million of scheduled repayments and $107.5 million of optional prepayments of the term B loans. We used $92.0 million of proceeds from borrowings under our new receivables facility described below to repay a portion of these loans. As of June 30, 2004, on an as-adjusted basis after giving effect to this offering and the application of the net proceeds therefrom and $35.0 million of borrowings we intend to make under our revolving credit facility to pay affiliates of the Sponsors a termination fee in connection with our anticipated termination of their obligation to provide services to us under our monitoring fee agreement, we would have had $215.0 million of borrowing capacity available under our revolving credit facility (excluding $34.7 million of outstanding standby letters of credit).

In addition, upon the occurrence of certain events, we may request an increase to the existing revolving credit facility and/or existing term loan B facility in an amount not to exceed $100 million in the aggregate, subject to receipt of commitments by existing revolving credit lenders, existing term loan B lenders or other financial institutions reasonably acceptable to the administrative agent.

Nalco Company is the borrower under the term loan facilities and the revolving credit facility, and certain of our non-U.S. subsidiaries may be designated as additional borrowers after the closing date under the revolving credit facility. The term loan A facility includes an €88 million tranche. A portion of the revolving credit facility can be made available to our non-U.S. subsidiary borrowers in euros. The revolving credit facility includes borrowing capacity of up to $100 million available for letters of credit (of which $35 million can be euro denominated) and up to $50 million (of which $25 million can be euro denominated) for borrowings on same-day notice, referred to as the swingline loans.

Interest Rate and Fees

The borrowings under the senior credit facilities bear interest at a rate equal to an applicable margin plus, at our option, either (a) a base rate determined by reference to the higher of (1) the base rate of Citibank, N.A., (2) the three-month certificate of deposit rate plus 1/2 of 1% and (3) the federal funds rate plus 1/2 of 1% or (b) a LIBOR or eurocurrency rate determined by reference to the costs of funds for deposits in the currency of such borrowing for the interest period relevant to such borrowing adjusted for certain additional costs. The initial applicable margin for borrowings under the revolving credit facility and the term loan A facility is 1.50% with respect to base rate borrowings and 2.50% with respect to LIBOR or eurocurrency borrowings. The applicable margin for such borrowings may be reduced subject to our attaining certain leverage ratios. The applicable margin for borrowings under the term loan B facility is 1.50% with respect to base rate borrowings and 2.50% with respect to LIBOR or eurocurrency borrowings. The applicable margin for borrowings under the term loan B facility is not subject to adjustment.

In addition to paying interest on outstanding principal under the senior credit facilities, we are required to pay a commitment fee to the lenders under the revolving credit facility in respect of the unutilized commitments thereunder at a rate equal to 0.50%. We also pay customary letter of credit fees.

Prepayments

The senior credit facilities require us to prepay outstanding term loans, subject to certain exceptions, with:

•	75% (which percentage we expect will be reduced to 50% if our leverage ratio is less than 5.00 to 1.00 for any fiscal year and to 25% if our leverage ratio is less than 4.00 to 1.00 for any fiscal year) of our excess cash flow;

•	100% of the net cash proceeds of all non-ordinary course asset sales and casualty and condemnation events, if we do not reinvest or contract to reinvest those proceeds in assets to be used in our business or to make certain other permitted investments within 12 months, subject to certain limitations;

•	100% of the net proceeds of any incurrence of debt other than debt permitted under the senior credit facilities;

•	50% of the net proceeds of issuances of equity of Nalco Holdings (which percentage will be reduced to 25% for so long as our total leverage ratio is less than 4.50 to 1.00), subject to certain exceptions; and

•	100% of any cash payments received in excess of $10 million in the aggregate in respect of any claim under the stock purchase agreement or as a result of any breach of any term of the stock purchase agreement.

We may voluntarily repay outstanding loans under the senior credit facilities at any time without premium or penalty, other than customary "breakage" costs with respect to LIBOR or Eurocurrency loans.

Amortization

The term loan A facility will amortize in equal quarterly installments at a rate of 5% per annum in year one, 10% per annum in year two, 15% per annum in year three, 20% per annum in year four and 25% per annum in each of years five and six.

The term loan B facility will amortize each year in an amount equal to 1% per annum in equal quarterly installments for the first six years and nine months, with the remaining amount payable on November 4, 2010. Principal amounts outstanding under the revolving credit facility are due and payable in full at maturity on November 4, 2009.

Guarantee and Security

All obligations under the senior credit facilities are unconditionally guaranteed by Nalco Holdings and, subject to certain exceptions, each of Nalco Company's existing and future domestic wholly-owned subsidiaries (other than Nalco Company's receivables subsidiaries), referred to collectively as U.S. Guarantors. The portion of the senior credit facility borrowed by Nalco Company is not guaranteed by NI Acquisition Co., or a holding company for the Nalco International SAS Subsidiaries and certain other foreign subsidiaries ("Foreign Holdco"), or any of Foreign Holdco's subsidiaries. In addition, the borrowings of designated non-U.S. subsidiary borrowers under the revolving credit facility after the closing date are guaranteed, to the extent legally permitted, by their wholly-owned non-U.S. subsidiaries (referred to collectively as the foreign guarantors).

All obligations under the senior credit facilities, and the guarantees of those obligations (as well as certain working capital lines of Foreign Holdco's non-U.S. subsidiaries, cash management obligations and any interest hedging or other swap agreements), are secured by substantially all the assets of Nalco Holdings, Nalco Company and each U.S. Guarantor, including, but not limited to, the following, and subject to certain exceptions:

•	a pledge of the capital stock of Nalco Company and NI Acquisition Co., in each case, to the extent owned by Nalco Holdings, 100% of the capital stock of substantially all U.S. Guarantors, and 65% of the capital stock of each of Nalco Company's non-U.S. subsidiaries that are directly owned by Nalco Company or one of the U.S. Guarantors; and

•	a security interest in substantially all tangible and intangible assets of Nalco Holdings, Nalco Company and each U.S. Guarantor (but excluding receivables sold to a receivables subsidiary under a receivables facility). We did not have any non-U.S. subsidiary borrowers under the revolving credit agreement at the closing of the Transactions. The obligations of all non-U.S. subsidiary borrowers under the revolving credit facility (as well as cash management obligations and interest hedging or other swap agreements), and foreign guarantees of such obligations are, subject to certain exceptions and only to the extent permitted by applicable legal and contractual provisions, secured by the following:

•	a pledge of the capital stock of each non-U.S. borrower and each non-U.S. guarantor; and

•	a lien on substantially all tangible and intangible assets of each non-U.S. borrower and each non-U.S. guarantor (but excluding any receivables sold to a receivables subsidiary under an off balance sheet receivables facility).

Certain Covenants and Events of Default

The following is a description of the material covenants under the senior credit facilities that, among other things, restrict, subject to certain exceptions, the ability of Nalco Holdings and its subsidiaries, including Nalco Company, to:

•	sell assets;

•	incur additional indebtedness or issue preferred stock;

•	repay other indebtedness;

•	pay dividends and distributions or repurchase the capital stock of Nalco Company;

•	create liens on assets;

•	make investments, loans, guarantees or advances;

•	make certain acquisitions;

•	engage in mergers or consolidations;

•	enter into sale and leaseback transactions;

•	engage in certain transactions with affiliates;

•	amend certain material agreements governing their indebtedness;

•	change the business conducted by Nalco Holdings and its subsidiaries (including Nalco Company);

•	enter into agreements that restrict dividends from subsidiaries; and

•	enter into hedging agreements.

In addition, the senior credit facilities require Nalco Company to maintain the following financial covenants:

•	A maximum total leverage ratio, determined by dividing the consolidated indebtedness of Nalco Holdings and its subsidiaries (net of unrestricted cash and marketable securities) by the Adjusted EBITDA of Nalco Holdings and its subsidiaries. The maximum total leverage ratio is 6.75 to 1.00 for 2004, 6.50 to 1.00 for 2005, 6.00 to 1.00 for 2006, 5.50 to 1.00 for 2007, 5.25 to 1.00 for 2008, 5.00 to 1.00 for 2009 and 4.75 to 1.00 from January 1, 2010 to November 4, 2010. This ratio is tested on the last day of each fiscal quarter on a rolling four fiscal quarter basis.

•	A minimum interest coverage ratio, determined by dividing the Adjusted EBITDA of Nalco Holdings and its subsidiaries by the cash interest expense of Nalco Holdings and its subsidiaries. The minimum interest coverage ratio is 1.65 to 1.00 for 2004, 1.70 to 1.00 for 2005, 1.75 to 1.00 for 2006, 1.80 to 1.00 for 2007, 1.85 to 1.00 for 2008, 1.90 to 1.00 for 2009 and 2.25 to 1.00 from 2010 to November 4, 2010. This ratio is tested on the last day of each fiscal quarter on a rolling four fiscal quarter basis.

•	A maximum capital expenditures limitation of $150.0 million in 2004 and $175.0 million for each fiscal year thereafter. If the actual amount of capital expenditures made in any fiscal year is less than the amount permitted to be made in such fiscal year, the amount of such difference (not to exceed 50% of the total amount permitted for such fiscal year) may be carried forward and used to make capital expenditures in the two succeeding fiscal years. Capital expenditures are tested at the end of each fiscal year.

The senior credit facilities also contain certain customary affirmative covenants and events of default.

As of June 30, 2004, we were in compliance in all material respects with all covenants and provisions contained in the senior credit facilities.

9% Senior Discount Notes due 2014

General.    In January 2004, our subsidiaries Nalco Finance Holdings LLC and Nalco Finance Holdings Inc. (collectively, the "issuers"), issued $694 million aggregate principal amount at maturity ($445,790,900 in gross proceeds) of 9% senior discount notes due 2014. Prior to February 1, 2009, interest will accrue on the senior discount notes in the form of an increase in their accreted value. Cash interest payments will be due and payable beginning on August 1, 2009.

Ranking.    The senior discount notes are the issuers' joint and several senior unsecured obligations and rank equally in right of payment to all of the issuers' future senior indebtedness; rank senior in right of payment to all of the issuers' future senior subordinated indebtedness and subordinated indebtedness; and are effectively subordinated in right of payment to the issuers' future secured indebtedness to the extent of the value of the assets securing such indebtedness, and all obligations of each of the issuer's existing and future subsidiaries, including all obligations of Nalco Holdings and Nalco Company.

Optional Redemption.    The senior discount notes may be redeemed at the issuers' option, in whole or in part, at any time prior to February 1, 2009, at a redemption price equal to 100% of the accreted value of the senior discount notes redeemed, plus the greater of: (1) 1.0% of the then outstanding accreted value of the senior discount notes; and (2) the excess of (a) the present value at such redemption date of the redemption price of the senior discount notes at February 1, 2009 (as set forth in the table below), computed using a discount rate equal to the applicable treasury rate as of such redemption date plus 50 basis points; over (b) the then outstanding accreted value of the senior discount notes, plus accrued and unpaid interest and additional interest, if any, to the redemption date. The senior discount notes may be redeemed at the issuers' option, in whole or in part, at any time on and after February 1, 2009, at the redemption prices (expressed as percentages of principal amount at maturity thereof) as set forth in the table below, plus accrued and unpaid interest and additional interest, if any, to the redemption date, if redeemed during the twelve-month period commencing on February 1 of the years set forth below:

Period	Redemption Price
2009	104.500%
2010	103.000%
2011	101.500%
2012 and thereafter	100.000%

In addition, at any time on or prior to February 1, 2007, up to 35% of the aggregate principal amount at maturity of the senior discount notes shall be redeemable in cash at the issuers' option at a redemption price of 109% of the accreted value thereof, plus additional interest, if any, to the redemption date, with the net cash proceeds of one or more equity offerings; provided, however, at least 65% of the original aggregate principal amount at maturity of senior discount notes remains outstanding after each such redemption and provided, further, that such redemption will occur within 90 days after the date on which any such equity offering is consummated. We intend to use approximately $176.9 million of proceeds from this offering to redeem approximately 35% of the outstanding aggregate principal amount at maturity of the senior discount notes. This amount is based on the accreted value of the senior discount notes as of June 30, 2004. The actual amount we pay to redeem the notes may increase to the extent the accreted value on the date of redemption exceeds the accreted value as of June 30, 2004.

Change of Control.    Upon the occurrence of a change of control, which is defined in the indenture governing the senior discount notes, each holder of the senior discount notes has the right to require the issuers to repurchase some or all of such holder's senior discount notes at a purchase price in cash equal to 101% of the accreted value thereof, plus accrued and unpaid interest, if any, to the repurchase date.

Covenants.    The indenture governing the senior discount notes contains covenants limiting, among other things, the issuers' ability and the ability of their restricted subsidiaries (including, without limitation, Nalco Holdings and Nalco Company) to:

•	incur additional indebtedness;

•	pay dividends on or make other distributions or repurchase the issuers' capital stock;

•	make certain investments;

•	enter into certain types of transactions with affiliates;

•	limit dividends or other payments by their restricted subsidiaries to the issuers;

•	use assets as security in other transactions; and

•	sell certain assets or merge with or into other companies.

Events of Default.    The indenture governing the senior discount notes also provides for events of default which, if any, of them occurs, would permit or require the accreted value of, premium, if any and accrued interest and additional interest, if any, on such senior discount notes to become or to be declared due and payable.

As of June 30, 2004, we were in compliance in all material respects with all covenants and provisions contained under the indenture governing these notes.

Senior Notes due 2011

General.    In November 2003, Nalco Company issued $665 million aggregate principal amount of 7¾% U.S. Dollar-denominated senior notes and €200 million aggregate amount of 7¾% euro-denominated senior notes that mature on November 15, 2011.

Ranking.    The senior notes are Nalco Company's senior unsecured obligations and rank equally in right of payment to all of Nalco Company's existing and future senior indebtedness; rank senior in right of payment to all of Nalco Company's existing and future senior subordinated indebtedness and subordinated indebtedness; and are effectively subordinated in right of payment to Nalco Company's secured indebtedness (including obligations under the senior credit facilities) to the extent of the value of the assets securing such indebtedness, and all obligations of each of Nalco Company's existing and future subsidiaries that are not guarantors.

Optional Redemption.    The dollar senior notes and the euro senior notes may be redeemed, in each case, at Nalco Company's option, in whole or in part, at any time prior to November 15, 2007, at a redemption price equal to 100% of the principal amount of the senior notes redeemed, plus the greater of: (1) 1.0% of the then outstanding principal amount of the senior notes; and (2) the excess of (a) the present value at such redemption date of (i) the redemption price of the senior notes at

November 15, 2007 (as set forth in the table below), plus (ii) all required interest payments due on the senior notes through November 15, 2007 (excluding accrued but unpaid interest), computed using a discount rate equal to the applicable treasury rate as of such redemption date plus 50 basis points; over (b) the then outstanding principal amount of the senior notes, plus accrued and unpaid interest and additional interest, if any, to the redemption date.

The dollar senior notes and the euro senior notes may be redeemed, in each case, at Nalco Company's option, in whole or in part, at any time on or after November 15, 2007, at the redemption prices (expressed as percentages of principal amount) as set forth in the table below, plus accrued and unpaid interest and additional interest, if any, to the redemption date, if redeemed during the twelve-month period commencing on November 15 of the years set forth below:

Period	Redemption Price
2007	103.875%
2008	101.938%
2009 and thereafter	100.000%

In addition, at any time on or prior to November 15, 2006, (x) up to 35% of the aggregate principal amount of the dollar senior notes and (y) up to 35% of the aggregate principal amount of the euro senior notes originally issued shall be redeemable in cash, in each case, at Nalco Company's option at a redemption price of 107.75% of the principal amount thereof, plus accrued and unpaid interest and additional interest, if any, to the redemption date, with the net cash proceeds of one or more equity offerings; provided, however, at least 65% of the original aggregate principal amount of dollar senior notes in the case of each redemption of dollar senior notes, and at least 65% of euro senior notes in the case of each redemption of euro senior notes, in each case remains outstanding after each such redemption and provided, further, that such redemption will occur within 90 days after the date on which any such equity offering is consummated.

Change of Control.    Upon the occurrence of a change of control, which is defined in the indenture governing the senior notes, each holder of the senior notes has the right to require Nalco Company to repurchase some or all of such holder's senior notes at a purchase price in cash equal to 101% of the principal amount thereof, plus accrued and unpaid interest, if any, to the repurchase date.

Covenants.    The indenture governing the senior notes contains covenants limiting, among other things, Nalco Holdings' ability and the ability of its restricted subsidiaries (including, without limitation, Nalco Company) to:

•	incur additional indebtedness;

•	pay dividends on or make other distributions or repurchase Nalco Holdings' capital stock;

•	make certain investments;

•	enter into certain types of transactions with affiliates;

•	limit dividends or other payments by its restricted subsidiaries to Nalco Holdings;

•	use assets as security in other transactions; and

•	sell certain assets or merge with or into other companies.

Events of Default.    The indenture governing the senior notes also provides for events of default which, if any of them occurs, would permit or require the principal of and accrued interest on such senior notes to become or to be declared due and payable.

As of June 30, 2004, we were in compliance in all material respects with all covenants and provisions contained under the indenture governing these notes.

Senior Subordinated Notes due 2013

General.    In November 2003, Nalco Company issued $465 million aggregate principal amount of 8 7/8% U.S. Dollar-denominated senior subordinated notes and €200 million principal amount of 9% euro-denominated senior subordinated Notes that mature on November 15, 2013.

Ranking.    The senior subordinated notes are Nalco Company's senior subordinated unsecured obligations and rank junior in right of payment to all of Nalco Company's existing and future senior indebtedness (including the dollar senior notes and euro senior notes and obligations under the senior credit facilities); rank equally in right of payment with all of Nalco Company's existing and future senior subordinated indebtedness; are effectively subordinated in right of payment to all of Nalco Company's existing and future secured indebtedness (including obligations under the senior credit facilities), to the extent of the value of the assets securing such indebtedness, are structurally subordinated to all obligations of each of Nalco Company's subsidiaries that are not guarantors; and rank senior in right of payment to all of Nalco Company's future subordinated indebtedness.

Optional Redemption.    The dollar senior subordinated notes and the euro senior subordinated notes may be redeemed, in each case, at Nalco Company's option, in whole or in part, at any time prior to November 15, 2008, at a redemption price equal to 100% of the principal amount of the senior subordinated notes redeemed, plus the greater of: (1) 1.0% of the then outstanding principal amount of the senior subordinated notes; and (2) the excess of (a) the present value at such redemption date of (i) the redemption price of the senior subordinated notes at November 15, 2008 (as set forth in the table below), plus (ii) all required interest payments due on the senior subordinated notes through November 15, 2008 (excluding accrued but unpaid interest), computed using a discount rate equal to the applicable treasury rate as of such redemption date plus 50 basis points; over (b) the then outstanding principal amount of the senior subordinated notes, plus accrued and unpaid interest and additional interest, if any, to the redemption date.

The dollar senior subordinated notes and the euro senior subordinated notes may be redeemed, in each case, at Nalco Company's option, in whole or in part, at any time on or after November 15, 2008, at the redemption prices (expressed as percentages of principal amount) as set forth in the table below, plus accrued and unpaid interest and additional interest, if any, to the redemption date, if redeemed during the twelve-month period commencing on November 15 of the years set forth below:

Dollar Senior Subordinated Notes

Period	Redemption Price
2008	104.438%
2009	102.958%
2010	101.479%
2011 and thereafter	100.000%

Euro Senior Subordinated Notes

Period	Redemption Price
2008	104.500%
2009	103.000%
2010	101.500%
2011 and thereafter	100.000%

In addition, at any time on or prior to November 15, 2006, (x) up to 35% of the aggregate principal amount of the dollar senior subordinated notes originally issued and (y) up to 35% of the aggregate principal amount of the dollar senior subordinated notes originally issued shall be redeemable, in each case, in cash at Nalco Company's option at a redemption price of 108.875% of the principal amount thereof in the case of the dollar senior subordinated notes and 109% of the principal amount thereof in the case of the euro senior subordinated notes, plus, in each case, accrued and unpaid interest and additional interest, if any, to the redemption date, with the net cash proceeds of one or more equity offerings; provided, however, at least 65% of the original aggregate principal amount of dollar senior subordinated notes in the case of each redemption of dollar senior subordinated notes, and at least 65% of euro senior subordinated notes in the case of each redemption of euro senior subordinated notes, in each case remains outstanding after each such redemption and provided, further, that such redemption will occur within 90 days after the date on which any such equity offering is consummated.

Change of Control.    Upon the occurrence of a change of control, which is defined in the indenture governing the senior subordinated notes, each holder of the senior subordinated notes has the right to require Nalco Company to repurchase some or all of such holder's senior subordinated notes at a purchase price in cash equal to 101% of the principal amount thereof, plus accrued and unpaid interest, if any, to the repurchase date.

Covenants.    The indenture governing the senior subordinated notes contains covenants limiting, among other things, Nalco Holdings' ability and the ability of its restricted subsidiaries (including, without limitation, Nalco Company) to:

•	incur additional indebtedness;

•	pay dividends on or make other distributions or repurchase Nalco Holdings' capital stock;

•	make certain investments;

•	enter into certain types of transactions with affiliates;

•	limit dividends or other payments by its restricted subsidiaries to Nalco Holdings;

•	use assets as security in other transactions; and

•	sell certain assets or merge with or into other companies.

Events of Default.    The indenture governing the senior subordinated notes also provides for events of default which, if any of them occurs, would permit or require the principal of and accrued interest on such senior subordinated notes to become or to be declared due and payable.

As of June 30, 2004, we were in compliance in all material respects with all covenants and provisions contained under the indenture governing these notes.

Receivables Facility

Our receivables facility provides up to $100.0 million in funding from a commercial paper conduit sponsored by one of the lenders under our senior credit facilities, based on availability of eligible receivables and satisfaction of other customary conditions.

On June 25, 2004, Nalco Company and one of its domestic subsidiaries (the "sellers") signed a receivables purchase agreement and began selling trade account receivables (the "receivables") through the receivables facility. Receivables are sold to Nalco Receivables LLC (the "transferor"). The transferor is a bankruptcy-remote special purpose limited liability company that is our wholly-owned consolidated subsidiary. The transferor's purchase of receivables is financed through the simultaneous sale of an undivided interest in the purchased receivables pursuant to a receivables transfer agreement, together with cash contributed to it by Nalco Company and the advances made by the sellers under an intercompany note. The purchaser of receivables under the receivables transfer agreement is a multi-seller asset-backed commercial paper conduit and/or the related bank sponsor (the "transferees"). The commercial paper conduit is sponsored by JPMorgan Chase Bank, one of the lenders under Nalco Company's senior credit facilities.

In connection with the receivables purchase agreement, the sellers have granted a perfected security interest in the receivables to the transferor. The transferor has in turn granted this security interest to the transferees under the receivables transfer agreement.

Nalco Company, as the receivables collection agent, services, administers and collects the receivables under the receivables transfer agreement for which it receives a monthly servicing fee at a rate of 1% per annum of the average daily outstanding balance of receivables.

Availability of funding under the receivables facility depends primarily upon the outstanding trade accounts receivable balance from time to time. Aggregate availability is determined by using a formula that reduces the gross receivables balance by factors that take into account historical default and dilution rates, excessive concentrations and average days outstanding and the costs of the facility.

The transferees have recourse for amounts financed under the receivables facility only to the receivables held by the transferee, including receivables in excess of the amount financed. Recourse to the sellers and the transferor is limited to breaches of representations, warranties and covenants and as described below. Nalco Company irrevocably and unconditionally guarantees certain performance obligations of its subsidiary under the receivables purchase agreement. Nalco Holdings has unconditionally guaranteed the servicing and certain other performance obligations of Nalco Company under the receivables purchase agreement.

The commercial paper conduit may discontinue funding the receivables facility at any time for any reason. If it does, the bank sponsor of the commercial paper conduit is obligated to fund the receivables facility.

Interest

The commercial paper conduit provides funding at its quoted cost of funds for issuing commercial paper. When not funded by the commercial paper conduit (but directly through the conduit sponsor), the receivables facility will provide funding at our applicable margin for the receivables facility that varies based upon our leverage ratio as calculated under the senior credit facilities plus, at the transferor's option, either (1) the LIBOR rate, adjusted for statutory reserves or (2) the higher of (x) JPMorgan Chase Bank's prime rate or (y) the federal funds effective rate plus 0.50%.

Fees

The receivables facility fees include a usage fee that varies based upon our leverage ratio as calculated under the senior credit facilities and is currently 1.10% of the amount funded. In addition, the transferor is required to pay a fee on the unused portion of the receivables facility that varies based upon the same ratio and is currently 0.35% of the unused portion of the commitments. These rates are per annum and payments of these fees are made to the lenders on the monthly settlement date.

Early Termination Events

The receivables facility may be terminated for material breaches of representations and warranties, bankruptcies of the sellers or the transferor, a judgment or order for the payment of money is rendered against the transferor, cross-defaults to our other debt, or breach of specified financial covenants, among other reasons.

Accounting Matters

We treat this facility as a general financing agreement resulting in the funding and related receivables being shown as liabilities and assets, respectively, on our consolidated balance sheet and the costs associated with the receivables facility being recorded as interest expense.

6¼% Notes due 2008

As of June 30, 2004, Nalco Company had $27.8 million aggregate principal amount of its 6¼% notes due 2008 outstanding. In May 1998, Nalco Chemical Company issued $150.0 million of those 6¼% notes due 2008. In 1999, in connection with Suez's acquisition of Nalco Chemical Company, Nalco Chemical Company conducted a tender offer and consent solicitation in which it repurchased $122.2 million of notes and amended the indenture governing the notes to eliminate several covenants and events of default. The notes mature on May 15, 2008 and interest is payable at a fixed rate of 6.25% semiannually on May 15 and November 15. Nalco Company may not redeem the notes prior to maturity. Events of default include non-payment of principal or interest on the notes or non-performance of covenants under the indenture in connection with the notes. If an event of default with respect to the notes shall occur and be continuing, the principal of the notes may be declared immediately due and payable.

As of June 30, 2004, we were in compliance in all material respects with all covenants and provisions contained under the indenture governing these notes.

Non-U.S. Lines of Credit

Certain of our non-U.S. subsidiaries have lines of credit to support local requirements. As of
June 30, 2004, the outstanding balance under these local lines of credit was approximately $18.7 million. Certain of these lines of credit are equally and ratably secured with obligations under our senior credit facilities.

As of June 30, 2004, we had an additional $45.0 million of borrowing capacity available under these non-U.S. lines of credit.

DESCRIPTION OF CAPITAL STOCK

The following is a description of the material terms of our amended and restated certificate of incorporation and bylaws that will be in effect immediately prior to the consummation of this offering. We refer you to our amended and restated certificate of incorporation and bylaws, copies of which have been filed as exhibits to the registration statement of which this prospectus forms a part.

Authorized Capitalization

Our authorized capital stock consists of (i) 500,000,000 shares of common stock, par value $0.01 per share, of which 100 shares are currently issued and outstanding, and (ii) 100,000,000 shares of preferred stock, par value $0.01 per share, of which no shares are currently issued and outstanding. Immediately following the completion of this offering, we will have 141,287,127 shares of common stock outstanding, including (i) 90,175,916 shares that will be issued as a dividend to Nalco LLC immediately prior to the consummation of this offering and (ii) 6,666,667 shares that will be either issued to the underwriters upon the exercise of their option to purchase additional shares or issued as a dividend to Nalco LLC upon the expiration of the underwriters' option to purchase additional shares. Immediately following the completion of this offering, there will be no shares of preferred stock outstanding.

Common Stock

Voting Rights.    Holders of common stock are entitled to one vote per share on all matters to be voted upon by the stockholders. The holders of common stock do not have cumulative voting rights in the election of directors.

Dividend Rights.    Holders of common stock are entitled to receive ratably dividends if, as and when dividends are declared from time to time by our board of directors out of funds legally available for that purpose, after payment of dividends required to be paid on outstanding preferred stock, as described below, if any. Our senior credit facilities and indentures impose restrictions on our ability to declare dividends with respect to our common stock.

Liquidation Rights.    Upon liquidation, dissolution or winding up, the holders of common stock are entitled to receive ratably the assets available for distribution to the stockholders after payment of liabilities and accrued but unpaid dividends and liquidation preferences on any outstanding preferred stock.

Other Matters.    The common stock has no preemptive or conversion rights and, if fully paid, is not subject to further calls or assessment by us. There are no redemption or sinking fund provisions applicable to the common stock. All outstanding shares of our common stock are fully paid and non-assessable, and the shares of our common stock offered in this offering, upon payment and delivery in accordance with the underwriting agreement, will be fully paid and non-assessable.

Preferred Stock

Our amended and restated certificate of incorporation authorizes our board of directors to establish one or more series of preferred stock and to determine, with respect to any series of preferred stock, the terms and rights of that series, including:

•	the designation of the series;

•	the number of shares of the series;

•	the preferences and relative, participating, option or other special rights, if any, and any qualifications, limitations or restrictions of such series; and

•	the voting rights, if any, of the holders of the series.

Anti-Takeover Effects of Certain Provisions of Delaware Law and Our Amended and Restated
Certificate of Incorporation and Bylaws

Certain provisions of our amended and restated certificate of incorporation and bylaws, which are summarized in the following paragraphs, may have an anti-takeover effect and may delay, defer or prevent a tender offer or takeover attempt that a stockholder might consider in its best interest, including those attempts that might result in a premium over the market price for the shares held by stockholders.

    The Delaware General Corporation Law

Our company is a Delaware corporation subject to Section 203 of the Delaware General Corporation Law. Section 203 provides that, subject to exceptions specified in the law, a Delaware corporation shall not engage in "business combinations" with any "interested stockholder" for a three-year period following the time that the stockholder became an interested stockholder unless:

•	the corporation has elected in its certificate of incorporation not to be governed by Section 203, which we have not done;

•	prior to that time, the board of directors of the corporation approved either the business combination or the transaction which resulted in the stockholder becoming an interested stockholder;

•	upon consummation of the transaction which resulted in the stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced, excluding specified shares; or

•	at or subsequent to that time, the business combination is approved by the board of directors of the corporation and by the affirmative vote of at least 66 2/3% of the outstanding voting stock which is not owned by the interested stockholder.

The three-year prohibition also does not apply to business combinations proposed by an interested stockholder following the announcement or notification of extraordinary transactions involving the corporation and a person who had not been an interested stockholder during the previous three years or who became an interested stockholder with the approval of a majority of the corporation's directors. The term "business combination" is defined generally to include mergers or consolidations between a Delaware corporation and an "interested stockholder," transactions with an "interested stockholder" involving the assets or stock of the corporation or its majority-owned subsidiaries and transactions which increase an interested stockholder's percentage ownership of stock.

The term "interested stockholder" is defined to include any person, other than the corporation and any direct or indirect majority-owned subsidiary of the corporation, that is the owner of 15% or more of the outstanding voting stock of the corporation, or is an affiliate or associate of the corporation and was the owner of 15% or more of the outstanding voting stock of the corporation, at any time within three years immediately prior to the relevant date, or the affiliates and associates of any such person.

Section 203 makes it more difficult for a person who would be an "interested stockholder" to effect various business combinations with a corporation for a three-year period. The provisions of Section 203 may encourage companies interested in acquiring our company to negotiate in advance with our board of directors, because the stockholder approval requirement would be avoided if our board of directors approves either the business combination or the transaction which results in the stockholder becoming an interested stockholder. These provisions also may have the effect of preventing changes in our board of directors and may make it more difficult to accomplish transactions which stockholders may otherwise deem to be in their best interests.

Classified Board

Our amended and restated certificate of incorporation provides that our board of directors will be divided into three classes of directors, with the classes to be as nearly equal in number as possible. As a result, approximately one-third of our board of directors will be elected each year. The classification of directors will have the effect of making it more difficult for stockholders to change the composition of our board. Our amended and restated certificate of incorporation and the bylaws provide that the number of directors will be fixed from time to time exclusively pursuant to a resolution adopted by the board, but must consist of not less than three or more than fifteen directors. Our stockholders agreement will specify that our board of directors shall consist of no more than ten members (to be reduced to nine members upon Nalco LLC's no longer holding more than 50% of our outstanding common stock).

Removal of Directors; Vacancies

Under the Delaware General Corporation Law ("DGCL"), unless otherwise provided in our amended and restated certificate of incorporation, directors serving on a classified board may be removed by the stockholders only for cause. Our amended and restated certificate of incorporation and the bylaws provide that unless otherwise provided in our stockholders agreement, directors may be removed only for cause and only upon the affirmative vote of holders of at least 80% of the voting power of all the then outstanding shares of stock entitled to vote generally in the election of directors, voting together as a single class. In addition, our amended and restated certificate of incorporation and bylaws also provide that unless otherwise provided in the stockholders agreement, any vacancies on our board of directors will be filled only by the affirmative vote of a majority of the remaining directors, although less than a quorum.

No Cumulative Voting

The DGCL provides that stockholders are not entitled to the right to cumulate votes in the election of directors unless our amended and restated certificate of incorporation provides otherwise. Our amended and restated certificate of incorporation does not expressly provide for cumulative voting.

No Stockholder Action by Written Consent; Calling of Special Meetings of Stockholders

Our amended and restated certificate of incorporation prohibits stockholder action by written consent. It also provides that special meetings of our stockholders may be called only by the chairman of our board, the chief executive officer or secretary at the direction of the board of directors.

Advance Notice Requirements for Stockholder Proposals and Director Nominations

Our bylaws provide that stockholders seeking to nominate candidates for election as directors or to bring business before an annual meeting of stockholders must provide timely notice of their proposal in writing to the corporate secretary.

Generally, to be timely, a stockholder's notice must be received at our principal executive offices not less than 90 days nor more than 120 days prior to the first anniversary date of the previous year's annual meeting. Our bylaws also specify requirements as to the form and content of a stockholder's notice. These provisions may impede stockholders' ability to bring matters before an annual meeting of stockholders or make nominations for directors at an annual meeting of stockholders.

Supermajority Provisions

The DGCL provides generally that the affirmative vote of a majority of the outstanding shares entitled to vote is required to amend a corporation's certificate of incorporation or bylaws, unless the certificate of incorporation requires a greater percentage. Our amended and restated certificate of incorporation provides that the following provisions in the amended and restated certificate of incorporation and bylaws may be amended only by a vote of at least 80% of the voting power of all of the outstanding shares of our stock entitled to vote:

•	classified board (the election and term of our directors);

•	the removal of directors;

•	limited liability of directors;

•	indemnification and advancement of expenses by us to our directors, officers, employees or agents;

•	the prohibition on stockholder action by written consent;

•	the ability to call a special meeting of stockholders being vested solely in our board of directors and the chairman of our board;

•	the advance notice requirements for stockholder proposals and director nominations; and

•	the amendment provision requiring that the above provisions be amended only with an 80% supermajority vote.

In addition, our amended and restated certificate of incorporation grants our board of directors the authority to amend and repeal our bylaws without a stockholder vote in any manner not inconsistent with the laws of the State of Delaware or our amended and restated certificate of incorporation.

Limitations on Liability and Indemnification of Officers and Directors

The DGCL authorizes corporations to limit or eliminate the personal liability of directors to corporations and their stockholders for monetary damages for breaches of directors' fiduciary duties. Our amended and restated certificate of incorporation includes a provision that eliminates the personal liability of directors for monetary damages for actions taken as a director, except for liability:

•	for breach of duty of loyalty;

•	for acts or omissions not in good faith or involving intentional misconduct or knowing violation of law;

•	under Section 174 of the DGCL (unlawful dividends); or

•	for transactions from which the director derived improper personal benefit.

Our amended and restated certificate of incorporation and bylaws provide that we must indemnify our directors and officers to the fullest extent authorized by the DGCL. We are also expressly authorized to advance certain expenses (including attorneys fees and disbursements and court costs) to our directors and officers and carry directors' and officers' insurance providing indemnification for our directors, officers and certain employees for some liabilities. We believe that these indemnification provisions and insurance are useful to attract and retain qualified directors and executive officers.

The limitation of liability and indemnification provisions in our amended and restated certificate of incorporation and bylaws may discourage stockholders from bringing a lawsuit against directors for breach of their fiduciary duty. These provisions may also have the effect of reducing the likelihood of derivative litigation against directors and officers, even though such an action, if successful, might otherwise benefit us and our stockholders. In addition, your investment may be adversely affected to the extent we pay the costs of settlement and damage awards against directors and officers pursuant to these indemnification provisions.

There is currently no pending material litigation or proceeding involving any of our directors, officers or employees for which indemnification is sought.

Transfer Agent and Registrar

EquiServe Trust Company, N.A. is the transfer agent and registrar for our common stock.

Listing

We propose to list our common stock on the New York Stock Exchange under the symbol "NLC."

Authorized but Unissued Capital Stock

The DGCL does not require stockholder approval for any issuance of authorized shares. However, the listing requirements of the New York Stock Exchange, which would apply so long as our common stock is listed on the New York Stock Exchange, require stockholder approval of certain issuances equal to or exceeding 20% of the then-outstanding voting power or then outstanding number of shares of common stock. These additional shares may be used for a variety of corporate purposes, including future public offerings, to raise additional capital or to facilitate acquisitions.

One of the effects of the existence of unissued and unreserved common stock may be to enable our board of directors to issue shares to persons friendly to current management, which issuance could render more difficult or discourage an attempt to obtain control of our company by means of a merger, tender offer, proxy contest or otherwise, and thereby protect the continuity of our management and possibly deprive the stockholders of opportunities to sell their shares of common stock at prices higher than prevailing market prices.

SHARES ELIGIBLE FOR FUTURE SALE

Prior to this offering, there has not been any public market for our common stock, and we cannot predict what effect, if any, market sales of shares of common stock or the availability of shares of common stock for sale will have on the market price of our common stock. Nevertheless, sales of substantial amounts of common stock, including shares issued upon the exercise of the warrant, in the public market, or the perception that such sales could occur, could materially and adversely affect the market price of our common stock and could impair our future ability to raise capital through the sale of our equity or equity-related securities at a time and price that we deem appropriate.

Upon the closing of this offering, we will have an aggregate of 141,287,127 shares of common stock outstanding, including 6,666,667 shares that will be either issued to the underwriters upon the exercise of their option to purchase additional shares or issued as a dividend to Nalco LLC upon the expiration of the underwriters' option to purchase additional shares, assuming no exercise of that option. Of the outstanding shares, the shares sold in this offering will be freely tradable without restriction or further registration under the Securities Act, except that any shares held by our "affiliates," as that term is defined under Rule 144 of the Securities Act, may be sold only in compliance with the limitations described below. The remaining outstanding shares of common stock will be deemed "restricted securities" as that term is defined under Rule 144. Restricted securities may be sold in the public market only if registered or if they qualify for an exemption from registration under Rule 144 or 144(k) under the Securities Act, which are summarized below.

We expect to enter into a registration rights agreement immediately prior to the completion of this offering with Nalco LLC and its members pursuant to which we may be required to register the sale of our shares held by Nalco LLC and its members. Under the registration rights agreement, the Sponsors have the right to request us to register the sale of shares held by Nalco LLC on their behalf and may require us to make available shelf registration statements permitting sales of shares into the market from time to time over an extended period. In addition, the members of Nalco LLC (including members of management) will have the ability to exercise certain piggyback registration rights in connection with registered offerings requested by the Sponsors or initiated by us. Immediately after this offering, Nalco LLC will own 96,842,683 shares entitled to these registration rights, assuming the underwriters do not exercise their option to purchase additional shares. See "Certain Relationships and Related Party Transactions—Registration Rights Agreement."

Subject to the lock-up agreements described below and the volume limitations and other conditions under Rule 144, the 96,842,683 shares of our common stock that are not sold in this offering will be available for sale in the public market under exemptions from registration requirements.

Rule 144

In general, under Rule 144 as currently in effect, a person (or persons whose shares are required to be aggregated), including an affiliate, who has beneficially owned shares of our common stock for at least one year is entitled to sell in any three-month period a number of shares that does not exceed the greater of:

•	1% of the then-outstanding shares of common stock, or approximately 1,412,871 shares, assuming no exercise by the underwriters of their option to purchase additional shares; and

•	the average weekly reported volume of trading in the common stock on the New York Stock Exchange during the four calendar weeks preceding the date on which notice of sale is filed, subject to restrictions.

Sales under Rule 144 are also subject to manner of sale provisions and notice requirements and to the availability of current public information about us.

Rule 144(k)

In addition, a person who is not deemed to have been an affiliate of ours at any time during the 90 days preceding a sale and who has beneficially owned the shares proposed to be sold for at least two years, would be entitled to sell those shares under Rule 144(k) without regard to the manner of sale, public information, volume limitation or notice requirements of Rule 144. To the extent that our affiliates sell their shares, other than pursuant to Rule 144 or a registration statement, the purchaser's holding period for the purpose of effecting a sale under Rule 144 commences on the date of transfer from the affiliate. For so long as Nalco LLC controls us, it will be deemed to be our affiliate under Rule 144(k) and may not rely on the exemption from registration under Rule 144(k).

Lock-Up Agreements

We and our directors and executive officers, other members of management who own units under the Nalco LLC Unit Plan, Nalco LLC and the Sponsors have agreed with the underwriters, subject to certain exceptions, not to dispose of or hedge any of their common stock or securities convertible into or exchangeable for shares of common stock during the period from the date of this prospectus continuing through the date 180 days after the date of this prospectus, except with the prior written consent of Goldman, Sachs & Co.

The 180-day restricted period described in the preceding paragraph will be extended if:

•	during the last 17 days of the 180-day restricted period we issue an earnings release or announce material news or a material event; or

•	prior to the expiration of the 180-day restricted period, we announce that we will release earnings results during the 16-day period beginning on the last day of the 180-day period,

in which case the restrictions described in the preceding paragraph will continue to apply until the expiration of the 18-day period beginning on the issuance of the earnings release or the announcement of the material news or material event.

Warrant

Pursuant to an agreement expected to be executed immediately prior to the completion of this offering, we expect to issue to Nalco LLC a warrant to purchase, for $0.01 per share, up to 6,693,513 shares of our common stock. This warrant will enable Nalco LLC to deliver shares to members of our management who have the right to put, or sell, their vested class B, C and D units to Nalco LLC, which will be outstanding on the date this offering is completed (and which Nalco LLC is entitled to repurchase in certain circumstances when such members of management leave our company) in exchange for our shares. See "Management—Nalco LLC Unit Plan" and "Certain Relationships and Related Party Transactions—Management Members Agreement." Subject to limited exceptions, the warrant becomes exercisable upon our achieving the same EBITDA targets and upon the occurrence of the same specified events applicable to the vesting of the Nalco LLC class B units, class C units and class D units (except that there is no service requirement comparable to that applicable to individual holders of class B, C and D units). In the event that Nalco LLC at any time holds more shares acquired upon exercise of the warrant than it would be required to use to satisfy management put rights with respect to vested Nalco LLC units, Nalco LLC will be obligated to place any such excess shares into an escrow account for our use in connection with delivery of such shares in connection with our incentive compensation plans. Upon depositing such excess shares with the escrow agent, Nalco LLC will have no further rights with respect to the excess shares. The registration rights agreement will provide that we will be required, upon request by Nalco LLC, to register shares acquired upon exercise of the warrant under a registration statement in order to facilitate their delivery to members of management in exchange for units of Nalco LLC. See "Certain Relationships and Related Party Transactions—Registration Rights Agreement."

MATERIAL U.S. TAX CONSEQUENCES

The following summary describes the material U.S. federal income and estate tax consequences to Non-U.S. Holders (as defined below) of the ownership of our common stock as of the date hereof. This discussion does not address all aspects of U.S. federal income and estate taxes. Except where noted, this discussion deals only with common stock held as a capital asset and does not deal with special situations, such as:

•	tax consequences to holders who may be subject to special tax treatment, such as dealers in securities or currencies, traders in securities that elect to use the mark-to-market method of accounting for their securities, financial institutions, regulated investment companies, real estate investment trusts, tax exempt entities or insurance companies;

•	tax consequences to persons holding our common stock as part of a hedging, integrated, constructive sale or conversion transaction or a straddle;

•	tax consequences to holders of our common stock whose "functional currency" is not the U.S. dollar;

•	alternative minimum tax consequences, if any; or

•	any state, local or foreign tax consequences.

Special rules may apply to certain Non-U.S. Holders (as defined below), such as U.S. expatriates, "controlled foreign corporations," "passive foreign investment companies," "foreign personal holding companies," corporations that accumulate earnings to avoid U.S. federal income tax, and investors in pass-through entities that are subject to special treatment under the Internal Revenue Code of 1986, as amended (the "Code"). Such holders should consult their own tax advisors to determine the U.S. federal, state, local and other tax consequences that may be relevant to them. Furthermore, the discussion below is based upon the provisions of the Code, and regulations, rulings and judicial decisions thereunder as of the date hereof, and such authorities may be repealed, revoked or modified, perhaps retroactively, so as to result in U.S. federal income tax consequences different from those discussed below. Persons considering the purchase, ownership or disposition of our common stock should consult their own tax advisors concerning the U.S. federal income tax consequences in light of their particular situations as well as any consequences arising under the laws of any other taxing jurisdiction.

If a partnership holds our common stock, the tax treatment of a partner will generally depend upon the status of the partner and the activities of the partnership. Persons who are partners of partnerships holding our common stock should consult their tax advisors. As used herein, a "U.S. Holder" of our common stock means a beneficial owner that is for U.S. federal income tax purposes (i) a citizen or resident of the United States, (ii) a corporation or entity taxable as a corporation created or organized in or under the laws of the United States or any political subdivision thereof, (iii) an estate the income of which is subject to U.S. federal income taxation regardless of its source or (iv) a trust if it (x) is subject to the primary supervision of a court within the United States and one or more U.S. persons have the authority to control all substantial decisions of the trust or (y) has a valid election in effect under applicable U.S. Treasury regulations to be treated as a U.S. person. As used herein, a "Non-U.S. Holder" of our common stock means a beneficial owner (other than a partnership) that is not a U.S. person for U.S. federal income tax purposes.

Dividends

As discussed under the section entitled "Dividend Policy" above, we do not currently intend to pay dividends. In the event that we do pay dividends, dividends paid to a Non-U.S. Holder of our common stock generally will be subject to withholding of U.S. federal income tax at a 30% rate or such lower rate as may be specified by an applicable income tax treaty. However, dividends that are effectively connected with the conduct of a trade or business by the Non-U.S. Holder within the United States and, where an applicable tax treaty so provides, are attributable to a U.S. permanent establishment of the Non-U.S. Holder, are not subject to the withholding tax, but instead are subject to U.S. federal income tax on a net income basis at applicable graduated individual or corporate rates. Certain certification and disclosure requirements must be satisfied for effectively connected income to be exempt from withholding. Any such effectively connected dividends received by a foreign corporation may be subject to an additional "branch profits tax" at a 30% rate or such lower rate as may be specified by an applicable income tax treaty.

A Non-U.S. Holder of our common stock who wishes to claim the benefit of an applicable income tax treaty rate (and avoid backup withholding as discussed below) for dividends, will be required to (a) complete Internal Revenue Service ("IRS") Form W-8BEN (or other applicable form) and certify under penalties of perjury that such holder is not a U.S. person or (b) if our common stock is held through certain foreign intermediaries, satisfy the relevant certification requirements of applicable U.S. Treasury regulations. Special certification and other requirements apply to certain Non-U.S. Holders that are entities rather than individuals.

A Non-U.S. Holder of our common stock eligible for a reduced rate of U.S. withholding tax pursuant to an income tax treaty may obtain a refund of any excess amounts withheld by filing an appropriate claim for refund with the IRS.

Gain on Disposition of Common Stock

A Non-U.S. Holder generally will not be subject to U.S. federal income tax with respect to gain recognized on a sale or other disposition of our common stock unless (i) the gain is effectively connected with a trade or business of the Non-U.S. Holder in the United States, and, where an income tax treaty applies, is attributable to a U.S. permanent establishment of the Non-U.S. Holder, (ii) in the case of a Non-U.S. Holder who is an individual and holds our common stock as a capital asset, such holder is present in the United States for 183 or more days in the taxable year of the sale or other disposition and certain other conditions are met, or (iii) we are or have been a "United States real property holding corporation" for U.S. federal income tax purposes.

An individual Non-U.S. Holder described in clause (i) above will be subject to tax on the net gain derived from the sale under regular graduated U.S. federal income tax rates. An individual Non-U.S. Holder described in clause (ii) above will be subject to a flat 30% tax on the gain derived from the sale, which may be offset by U.S. source capital losses (even though the individual is not considered a resident of the United States). If a Non-U.S. Holder that is a foreign corporation falls under clause (i) above, it will be subject to tax on its gain under regular graduated U.S. federal income tax rates and, in addition, may be subject to the branch profits tax equal to 30% of its effectively connected earnings and profits or at such lower rate as may be specified by an applicable income tax treaty.

We believe we are not and do not anticipate becoming a "United States real property holding corporation" for U.S. federal income tax purposes.

Federal Estate Tax

Our common stock that is held by an individual Non-U.S. Holder at the time of death will be included in such holder's gross estate for U.S. federal estate tax purposes, unless an applicable estate tax treaty provides otherwise.

Information Reporting and Backup Withholding

We must report annually to the IRS and to each Non-U.S. Holder the amount of dividends paid to such holder and the tax withheld with respect to such dividends, regardless of whether withholding was required. Copies of the information returns reporting such dividends and withholding may also be made available to the tax authorities in the country in which the Non-U.S. Holder resides under the provisions of an applicable income tax treaty.

A Non-U.S. Holder will be subject to backup withholding unless applicable certification requirements are met.

Information reporting and, depending on the circumstances, backup withholding, will apply to the proceeds of a sale of our common stock within the United States or conducted through U.S.-related financial intermediaries unless the beneficial owner certifies under penalties of perjury that it is a Non-U.S. Holder (and the payor does not have actual knowledge or reason to know that the beneficial owner is a United States person) or the holder otherwise establishes an exemption.

Any amounts withheld under the backup withholding rules may be allowed as a refund or a credit against such holder's U.S. federal income tax liability provided the required information is furnished to the IRS.

UNDERWRITING

Nalco Holding Company and the underwriters named below have entered into an underwriting agreement with respect to the shares being offered. Subject to certain conditions, each underwriter has severally agreed to purchase the number of shares indicated in the following table. Goldman, Sachs & Co. and Citigroup Global Markets Inc. are acting as global coordinators, and together with J.P. Morgan Securities Inc. and UBS Securities LLC are acting as joint book-running managers and representatives of the underwriters.

Underwriters	Number of Shares
Goldman, Sachs & Co.
Citigroup Global Markets Inc.
J.P. Morgan Securities Inc.
UBS Securities LLC
Banc of America Securities LLC
Bear, Stearns & Co. Inc.
Credit Suisse First Boston LLC
Deutsche Bank Securities Inc.
Lehman Brothers Inc.
William Blair & Company, L.L.C.
Total	44,444,444

The underwriters are committed to take and pay for all of the shares being offered, if any are taken, other than the shares covered by the option described below unless and until this option is exercised.

If the underwriters sell more shares than the total number set forth in the table above, the underwriters have an option to buy up to an additional 6,666,667 shares from Nalco Holding Company to cover such sales. They may exercise that option for 30 days. If any shares are purchased pursuant to this option, the underwriters will severally purchase shares in approximately the same proportion as set forth in the table above.

The following table shows the per share and total underwriting discounts and commissions to be paid to the underwriters by Nalco Holding Company. Such amounts are shown assuming both no exercise and full exercise of the underwriters' option to purchase 6,666,667 additional shares.

Paid by Nalco Holding Company
	No Exercise	Full Exercise
Per Share	$	$
Total	$	$

Shares sold by the underwriters to the public will initially be offered at the initial public offering price set forth on the cover of this prospectus. Any shares sold by the underwriters to securities dealers may be sold at a discount of up to $             per share from the initial public offering price. Any such securities dealers may resell any shares purchased from the underwriters to certain other brokers or dealers at a discount of up to $             per share from the initial public offering price. If all the shares are not sold at the initial public offering price, the representatives may change the offering price and the other selling terms.

Nalco Holding Company and its directors, executive officers, other members of management who own units under the Nalco LLC Unit Plan, Nalco LLC and the Sponsors have agreed with the underwriters not to dispose of or hedge any of their common stock or securities convertible into or exchangeable for shares of common stock during the period from the date of this prospectus continuing through the date 180 days after the date of this prospectus, except with the prior written consent of Goldman, Sachs & Co. Goldman, Sachs & Co. has advised us that it has no current intent or arrangement to release any of the shares subject to the lock-up agreements prior to the expiration of the lock-up period. There are no contractually specified conditions for the waiver of lock-up restrictions and any waiver is at the sole discretion of Goldman, Sachs & Co. This agreement does not apply to any existing employee benefit plans.

The 180-day restricted period described in the preceding paragraph will be extended if:

•	during the last 17 days of the 180-day restricted period we issue an earnings release or announce material news or a material event; or

•	prior to the expiration of the 180-day restricted period, we announce that we will release earnings results during the 16-day period beginning on the last day of the 180-day period,

in which case the restrictions described in the preceding paragraph will continue to apply until the expiration of the 18-day period beginning on the issuance of the earnings release or the announcement of the material news or material event. See "Shares Eligible for Future Sale" for a discussion of certain transfer restrictions.

Prior to the offering, there has been no public market for the shares. The initial public offering price will be negotiated among us and the representatives. Among the factors to be considered in determining the initial public offering price of the shares, in addition to prevailing market conditions, will be our historical performance, estimates of our business potential and earnings prospects, an assessment of our management and the consideration of the above factors in relation to market valuation of companies in related businesses.

An application has been made to list the common stock on the New York Stock Exchange under the symbol "NLC". In order to meet one of the requirements for listing the common stock on the NYSE, the underwriters have undertaken to sell lots of 100 or more shares to a minimum of 2,000 beneficial holders.

In connection with the offering, the underwriters may purchase and sell shares of common stock in the open market. These transactions may include short sales, stabilizing transactions and purchases to cover positions created by short sales. Short sales involve the sale by the underwriters of a greater number of shares than they are required to purchase in the offering. "Covered" short sales are sales made in an amount not greater than the underwriters' option to purchase additional shares from Nalco in the offering. The underwriters may close out any covered short position by either exercising their option to purchase additional shares or purchasing shares in the open market. In determining the source of shares to close out the covered short position, the underwriters will consider, among other things, the price of shares available for purchase in the open market as compared to the price at which they may purchase additional shares pursuant to the option granted to them. "Naked" short sales are any sales in excess of such option. The underwriters must close out any naked short position by purchasing shares in the open market. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of the common stock in the open market after pricing that could adversely affect investors who purchase in the offering. Stabilizing transactions consist of various bids for or purchases of common stock made by the underwriters in the open market prior to the completion of the offering.

The underwriters may also impose a penalty bid. This occurs when a particular underwriter repays to the underwriters a portion of the underwriting discount received by it because the representatives have repurchased shares sold by or for the account of such underwriter in stabilizing or short covering transactions.

Purchases to cover a short position and stabilizing transactions may have the effect of preventing or retarding a decline in the market price of Nalco's stock, and together with the imposition of the penalty bid, may stabilize, maintain or otherwise affect the market price of the common stock. As a result, the price of the common stock may be higher than the price that otherwise might exist in the open market. If these activities are commenced, they may be discontinued at any time. These transactions may be effected on the New York Stock Exchange, in the over-the-counter market or otherwise.

Nalco Holding Company currently anticipates that it will undertake a directed share program pursuant to which it will direct the underwriters to reserve up to 5% of the shares of common stock for sale at the initial public offering price through a directed share program. The number of shares of common stock available for sale to the general public in the initial public offering will be reduced to the extent these persons purchase these reserved shares. Any shares not so purchased will be offered by the underwriters to the general public on the same basis as other shares offered in this prospectus. Each participant in the directed share program will agree not to dispose of or hedge any of their common stock or securities convertible into or exchangeable for shares of common stock during the period from the date of this prospectus continuing through the date 25 days after the date of this prospectus, except with the prior written consent of Citigroup Global Markets Inc.

Each underwriter has represented, warranted and agreed that: (i) it has not offered or sold and, prior to the expiry of a period of six months from the closing of the offering, will not offer or sell any shares to persons in the United Kingdom except to persons whose ordinary activities involve them in acquiring, holding, managing or disposing of investments (as principal or agent) for the purposes of their businesses or otherwise in circumstances which have not resulted and will not result in an offer to the public in the United Kingdom within the meaning of the Public Offers of Securities Regulations 1995; (ii) it has only communicated or caused to be communicated and will only communicate or cause to be communicated any invitation or inducement to engage in investment activity (within the meaning of section 21 of the Financial Services and Markets Act 2000 ("FSMA")) received by it in connection with the issue or sale of any shares in circumstances in which section 21(1) of the FSMA does not apply to Nalco; and (iii) it has complied and will comply with all applicable provisions of the FSMA with respect to anything done by it in relation to the shares in, from or otherwise involving the United Kingdom.

The shares may not be offered or sold, transferred or delivered, as part of their initial distribution or at any time thereafter, directly or indirectly, to any individual or legal entity in the Netherlands other than to individuals or legal entities who or which trade or invest in securities in the conduct of their profession or trade, which includes banks, securities intermediaries, insurance companies, pension funds, other institutional investors and commercial enterprises which, as an ancillary activity, regularly trade or invest in securities.

The shares may not be offered or sold by means of any document other than to persons whose ordinary business is to buy or sell shares or debentures, whether as principal or agent, or in circumstances which do not constitute an offer to the public within the meaning of the Companies Ordinance (Cap. 32) of Hong Kong, and no advertisement, invitation or document relating to the shares may be issued, whether in Hong Kong or elsewhere, which is directed at, or the contents of which are likely to be accessed or read by, the public in Hong Kong (except if permitted to do so under the securities laws of Hong Kong) other than with respect to shares which are or are intended to be disposed of only to persons outside Hong Kong or only to "professional investors" within the meaning of the Securities and Futures Ordinance (Cap. 571) of Hong Kong and any rules made thereunder.

This prospectus has not been registered as a prospectus with the Monetary Authority of Singapore. Accordingly, this prospectus and any other document or material in connection with the offer or sale, or invitation or subscription or purchase, of the shares may not be circulated or distributed, nor may the shares be offered or sold, or be made the subject of an invitation for subscription or purchase, whether directly or indirectly, to persons in Singapore other than under circumstances in which such offer, sale or invitation does not constitute an offer or sale, or invitation for subscription or purchase, of the shares to the public in Singapore.

Each underwriter has acknowledged and agreed that the shares have not been registered under the Securities and Exchange Law of Japan and are not being offered or sold and may not be offered or sold, directly or indirectly, in Japan or to or for the account of any resident of Japan, except (i) pursuant to an exemption from the registration requirements of the Securities and Exchange Law of Japan and (ii) in compliance with any other applicable requirements of Japanese law.

The underwriters will not execute sales in discretionary accounts without the prior, specific written approval of the customer.

Nalco Holding Company estimates that the total expenses of the offering, excluding underwriting discounts and commissions, will be approximately $3.0 million.

Nalco Holding Company has agreed to indemnify the several underwriters against certain liabilities, including liabilities under the Securities Act of 1933.

A prospectus in electronic format will be made available on the websites maintained by one or more of the lead managers of this offering and may also be made available on websites maintained by other underwriters. The underwriters may agree to allocate a number of shares of common stock to underwriters for sale to their online brokerage account holders. Internet distributions will be allocated by the lead managers to underwriters that may make internet distributions on the same basis as other allocations.

Certain of the underwriters and their respective affiliates have, from time to time, performed, and may in the future perform, various financial advisory and investment banking services for Nalco Holding Company or its subsidiaries, for which they received or will receive customary fees and expenses.

An affiliate of Goldman, Sachs & Co. beneficially owns more than 10% of Nalco LLC. Because Goldman, Sachs & Co. is an underwriter and its affiliate beneficially owns more than 10% of Nalco LLC, the parent of Nalco Holding Company, the underwriters are deemed to have a "conflict of interest" under Rule 2720 of the Conduct Rules of the NASD. Accordingly, this offering will be made in compliance with the applicable provisions of Rule 2720. Rule 2720 requires that the initial public offering price can be no higher than that recommended by a "qualified independent underwriter", as defined by the NASD. Citigroup Global Markets Inc. has served in that capacity and performed due diligence investigations and reviewed and participated in the preparation of the registration statement of which this prospectus forms a part. Nalco Holding Company has agreed to indemnify Citigroup Global Markets Inc. against certain liabilities incurred in connection with acting as a qualified independent underwriter, including liabilities under the Securities Act.

VALIDITY OF THE SHARES

The validity of the issuance of the shares of common stock to be sold in this offering will be passed upon for us by Simpson Thacher & Bartlett LLP, New York, New York and for the underwriters by Sullivan & Cromwell LLP, New York, New York. An investment vehicle comprised of selected partners of Simpson Thacher & Bartlett LLP, members of their families, related parties and others owns an interest representing less than 1% of the capital commitments of funds controlled by one of our Sponsors, The Blackstone Group.

EXPERTS

The consolidated financial statements of Nalco Holding Company as of December 31, 2003 and for the period from November 4, 2003 through December 31, 2003 (Successor) and the combined financial statements of Ondeo Nalco Group as of December 31, 2002 and for each of the two years in the period ended December 31, 2002 and for the period from January 1, 2003 through November 3, 2003 (Predecessor), appearing in this Prospectus and Registration Statement have been audited by Ernst & Young LLP, independent registered public accounting firm, as set forth in their reports thereon appearing elsewhere herein, and are included in reliance upon such reports given on the authority of such firm as experts in accounting and auditing.

WHERE YOU CAN FIND ADDITIONAL INFORMATION

We have filed with the Securities and Exchange Commission (the "SEC") a registration statement on Form S-1 under the Securities Act with respect to the issuance of shares of our common stock being offered hereby. This prospectus, which forms a part of the registration statement, does not contain all of the information set forth in the registration statement. For further information with respect to us and the shares of our common stock, reference is made to the registration statement. Statements contained in this prospectus as to the contents of any contract or other document are not necessarily complete. We are not currently subject to the informational requirements of the Exchange Act. As a result of the offering of the shares of our common stock, we will become subject to the informational requirements of the Exchange Act, and, in accordance therewith, will file reports and other information with the SEC. The registration statement, such reports and other information can be inspected and copied at the Public Reference Room of the SEC located at Room 1024, Judiciary Plaza, 450 Fifth Street, N.W., Washington D.C. 20549. Copies of such materials, including copies of all or any portion of the registration statement, can be obtained from the Public Reference Room of the SEC at prescribed rates. You can call the SEC at 1-800-SEC-0330 to obtain information on the operation of the Public Reference Room. Such materials may also be accessed electronically by means of the SEC's home page on the Internet (http://www.sec.gov).

INDEX TO FINANCIAL STATEMENTS

Nalco Holding Company

Annual Financial Statements

Report of Ernst & Young LLP, independent registered public accounting firm	F-2
Combined and consolidated balance sheets as of December 31, 2003 (Successor) and December 31, 2002 (Predecessor)	F-3
Combined and consolidated statements of operations for the period from November 4, 2003 through December 31, 2003 (Successor), the period from January 1, 2003 through November 3, 2003 (Predecessor) and the years ended December 31, 2002 and 2001 (Predecessor)	F-4
Combined and consolidated statements of unitholder's and shareholders' equity for the period from November 4, 2003 through December 31, 2003 (Successor), the period from January 1, 2003 through November 3, 2003 (Predecessor) and the years ended December 31, 2002 and 2001 (Predecessor)	F-5
Combined and consolidated statements of cash flows for the period from November 4, 2003 through December 31, 2003 (Successor), the period from January 1, 2003 through November 3, 2003 (Predecessor) and the years ended December 31, 2002 and 2001 (Predecessor)	F-6
Notes to combined and consolidated financial statements	F-8

Interim Financial Statements

Condensed consolidated balance sheets as of December 31, 2003 and June 30, 2004	F-42
Condensed consolidated and combined statements of operations for the three- and six-month periods ended June 30, 2004 (Successor) and for the three- and six-month periods ended June 30, 2003 (Predecessor)	F-43
Condensed consolidated and combined statements of cash flows for the six months ended June 30, 2004 (Successor) and for the six months ended June 30, 2003 (Predecessor)	F-44
Notes to condensed consolidated and combined financial statements	F-45

Report of Independent Registered Public Accounting Firm

The Unitholder
Nalco Holding Company (formerly Ondeo Nalco Group)

We have audited the accompanying consolidated balance sheet as of December 31, 2003, of Nalco Holding Company and subsidiaries, and the related consolidated statements of operations, unitholder's equity, and cash flows for the period from November 4, 2003 to December 31, 2003 (Successor), and the combined balance sheet as of December 31, 2002, of Ondeo Nalco Group (companies listed in Note 1) and the related combined statements of operations, shareholders' equity, and cash flows for each of the two years in the period ended December 31, 2002 and for the period from January 1, 2003 to November 3, 2003 (Predecessor). These financial statements are the responsibility of management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Nalco Holding Company and subsidiaries as of December 31, 2003, and the consolidated results of their operations and their cash flows for the period from November 4, 2003 to December 31, 2003 (Successor), and the combined financial position of Ondeo Nalco Group as of December 31, 2002, and the combined results of its operations and its cash flows for each of the two years in the period ended December 31, 2002 and for the period from January 1, 2003 to November 3, 2003 (Predecessor), in conformity with U.S. generally accepted accounting principles.

As discussed in Note 2 to the financial statements, Ondeo Nalco Group adopted Statement of Financial Accounting Standards No. 142, Goodwill and Other Intangible Assets, effective January 1, 2002.

/s/ Ernst & Young LLP
Chicago, Illinois
June 18, 2004

Nalco Holding Company and Subsidiaries
Combined and Consolidated Balance Sheets
(Dollars in Millions)

	Predecessor December 31, 2002	Successor December 31, 2003
Assets
Current assets:
Cash and cash equivalents	$120.5	$100.0
Trade accounts receivable, less allowances of $24.8 and $21.0 in 2002 and 2003, respectively	381.9	482.9
Inventories	262.2	295.1
Notes and accounts receivable from related parties	99.5	—
Deferred income taxes	39.0	54.6
Prepaid expenses and other current assets	28.4	43.0
Total current assets	931.5	975.6
Property, plant, and equipment, net	823.2	865.6
Goodwill	2,319.3	2,500.1
Other intangible assets, net	2,164.9	1,408.9
Deferred financing costs	—	75.0
Receivable from related parties and former shareholder	2.8	117.3
Other noncurrent assets	244.7	221.3
Total assets	$6,486.4	$6,163.8
Liabilities and unitholder's/shareholders' equity
Current liabilities:
Accounts payable	$169.3	$155.9
Accrued expenses	143.4	193.9
Accrued compensation	59.1	77.1
Payables to related parties and shareholder	147.9	—
Short-term debt	587.9	51.9
Income taxes	98.9	50.0
Total current liabilities	1,206.5	528.8
Long-term debt	38.3	3,262.8
Deferred income taxes	963.1	624.0
Accrued pension benefits	123.6	374.1
Other liabilities	447.7	293.5
Minority interest	18.0	11.6
Commitments and contingencies	—	—
Unitholder's/shareholders' equity	3,689.2	1,069.0
Total liabilities and unitholder's/shareholders' equity	$6,486.4	$6,163.8

See notes to combined and consolidated financial statements.

Nalco Holding Company and Subsidiaries
Combined and Consolidated Statements of Operations
(Dollars in Millions)

	Predecessor			Successor
	Year ended December 31, 2001	Year ended December 31, 2002	January 1, 2003 through November 3, 2003	November 4, 2003 through December 31, 2003
Net sales	$2,619.7	$2,644.3	$2,306.5	$460.1
Operating costs and expenses:
Cost of product sold	(1,283.8)	(1,281.8)	(1,128.0)	(250.5)
Selling, administrative, and research expenses	(1,022.7)	(973.6)	(885.3)	(173.4)
Amortization of intangible assets	(171.3)	(89.2)	(68.9)	(15.4)
Impairment of goodwill	—	—	(244.4)	—
In-process research and development	(1.3)	—	—	—
Business optimization expenses	(172.3)	(32.8)	(20.3)	(0.8)
Total operating costs and expenses	(2,651.4)	(2,377.4)	(2,346.9)	(440.1)

Operating earnings (loss)	(31.7)	266.9	(40.4)	20.0

Other income (expense), net	(15.1)	0.7	(19.3)	(3.5)
Interest income	8.8	7.8	7.1	0.6
Interest expense	(44.4)	(38.5)	(32.7)	(49.6)
Earnings (loss) before income taxes	(82.4)	236.9	(85.3)	(32.5)

Income tax benefit (provision)	1.8	(105.2)	(68.7)	8.3

Minority interests	(3.4)	(3.3)	(4.2)	0.1
Net income (loss)	$(84.0)	$128.4	$(158.2)	$(24.1)

See notes to combined and consolidated financial statements.

Nalco Holding Company and Subsidiaries
Combined and Consolidated Statements of Unitholder's and Shareholders' Equity
(Dollars in Millions, Except Per Share Amounts)

			Accumulated Other Comprehensive Income (Loss)
	Capital Accounts	Accumulated Deficit	Minimum Pension Liability Adjustment	Derivatives	Foreign Currency Translation Adjustment	Comprehensive Income (Loss)
Predecessor Company
Balance at January 1, 2001	$4,126.1	$(58.1)	$—	$—	$(50.8)
Net loss	—	(84.0)	—	—	—	$(84.0)
Other comprehensive income (loss):
Minimum pension liability adjustment – net of tax benefit of $11.2	—	—	(17.6)	—	—	(17.6)
Loss on derivatives – net of tax benefit of $0.5	—	—	—	(0.8)	—	(0.8)
Currency translation adjustments	—	—	—	—	(32.3)	(32.3)
Comprehensive loss	—	—	—	—	—	$(134.7)
Distributions to shareholder	—	(148.1)	—	—	—
Balance at January 1, 2002	4,126.1	(290.2)	(17.6)	(0.8)	(83.1)
Issuance of common stock, 1,997,500 shares at $20 par	40.0	—	—	—	—
Merger with affiliate	(9.2)	—	—	—	—
Net income	—	128.4	—	—	—	$128.4
Other comprehensive income:
Minimum pension liability adjustment – net of tax benefit of $35.8	—	—	(55.9)	—	—	(55.9)
Loss on derivatives – net of tax benefit of $5.0	—	—	—	(7.7)	—	(7.7)
Currency translation adjustments	—	—	—	—	(18.5)	(18.5)
Comprehensive income						$46.3
Distributions to shareholder	—	(122.3)	—	—	—
Balance at December 31, 2002	4,156.9	(284.1)	(73.5)	(8.5)	(101.6)
Net loss		(158.2)				$(158.2)
Capital contribution	77.7	—	—	—	—
Acquisition of Aquazur Limited	(2.8)	(8.1)	—	—	—
Other comprehensive income (loss):
Gain on derivatives – net of tax of $5.4	—	—	—	8.5	—	8.5
Currency translation adjustments	—	—	—	—	54.1	54.1
Comprehensive loss						$(95.6)
Distributions to shareholder	—	(29.0)	—	—	—
Balance at November 3, 2003	$4,231.8	$(479.4)	$(73.5)	$—	$(47.5)
Successor Company
Capital contribution	$1,001.9	$—	$—	$—	$—
Net loss	—	(24.1)	—	—	—	$(24.1)
Other comprehensive income:
Currency translation adjustments – including tax benefit of $18.0	—	—	—	—	91.2	91.2
Comprehensive income						$67.1
Balance at December 31, 2003	$1,001.9	$(24.1)	$—	$—	$91.2

See notes to combined and consolidated financial statements

Nalco Holding Company and Subsidiaries
Combined and Consolidated Statements of Cash Flows
(Dollars in Millions)

	Predecessor			Successor
	Year ended December 31, 2001	Year ended December 31, 2002	January 1, 2003 through November 3, 2003	November 4, 2003 through December 31, 2003
Operating activities
Net income (loss)	$(84.0)	$128.4	$(158.2)	$(24.1)
Adjustments to reconcile net earnings (loss) to net cash provided by operating activities:
Depreciation	124.6	134.7	101.8	22.5
Amortization	171.3	89.2	68.9	15.4
Impairment of assets	56.6	—	—	—
Impairment of goodwill	—	—	244.4	—
Amortization of deferred financing costs	—	—	—	17.4
Equity in (earnings) loss of affiliated companies, net of distributions	(0.3)	0.3	(1.8)	(0.4)
Deferred income taxes	(75.9)	(30.2)	(17.1)	(18.4)
Prepaid pension payment	—	(90.0)	—	—
Securitized accounts receivable, net	101.0	(14.0)	(87.0)	—
Amortization of unearned employee compensation and accretion of obligation	11.9	12.1	20.0	4.0
Pension and postretirement curtailments	0.1	(49.4)	2.0	(0.2)
Other, net	47.1	1.5	19.0	4.1
Changes in current assets and liabilities:
Trade accounts receivable	3.5	7.3	3.7	11.3
Inventories	(45.5)	(11.0)	(0.4)	28.7
Accounts payable	50.5	28.6	(44.3)	4.0
Payable to shareholder	—	112.2	6.2	—
Contribution to profit-sharing trust	(13.0)	(11.8)	(24.0)	—
Other receivables from related parties	—	5.5	(1.9)	—
Other	66.4	9.7	13.1	24.4
Net cash provided by operating activities	414.3	323.1	144.4	88.7

Investing activities
Acquisition of Ondeo Nalco Group	—	—	—	(4,127.1)
Business purchases/sales, net	(405.0)	2.7	(10.1)	—
Additions to property, plant, and equipment, net	(114.8)	(108.3)	(85.6)	(15.6)
Notes receivable from related parties	16.5	(36.2)	98.3	—
Advances from (investments in) affiliated companies	24.5	—	(6.0)	—
Other investing activities	15.3	15.7	(8.9)	(2.4)
Net cash used for investing activities	(463.5)	(126.1)	(12.3)	(4,145.1)

Nalco Holding Company and Subsidiaries
Combined and Consolidated Statements of Cash Flows (continued)
(Dollars in Millions)

	Predecessor			Successor
	Year ended December 31, 2001	Year ended December 31, 2002	January 1, 2003 through November 3, 2003	November 4, 2003 through December 31, 2003
Financing activities
Cash dividends	(148.1)	(122.3)	(29.0)	—
Proceeds from long-term debt	7.3	3.1	0.6	3,214.2
Payments of long-term debt	(8.0)	(3.5)	(8.3)	(0.8)
Short-term debt, net	282.7	(255.0)	(272.7)	8.3
Proceeds from corporate facility sale and leaseback	—	144.8	—	—
Deferred financing costs	—	—	—	(92.4)
Capital contribution	—	—	77.7	1,001.9
Other financing activities	—	0.2	(2.5)	(0.9)
Net cash provided by (used for) financing activities	133.9	(232.7)	(234.2)	4,130.3
Effect of foreign exchange rate changes on cash and cash equivalents	(3.5)	10.2	6.0	1.7
Increase (decrease) in cash and cash equivalents	81.2	(25.5)	(96.1)	75.6
Cash and cash equivalents at beginning of the period	64.8	146.0	120.5	24.4
Cash and cash equivalents at end of the period	$146.0	$120.5	$24.4	$100.0
Supplemental cash flows information
Cash paid during the period for:
Interest	$36.1	$40.6	$32.4	$6.4
Income taxes	33.4	40.0	43.0	14.2

See notes to combined and consolidated financial statements.

Nalco Holding Company and Subsidiaries
Notes to Combined and Consolidated Financial Statements
(Dollars in Millions, Except Per Share Amounts)

December 31, 2003

1.    Description of Business and Change in Ownership

Description of Business

Nalco Holding Company and subsidiaries (the Company or Successor) is engaged in the worldwide manufacture and sale of highly specialized service chemical programs. This includes production and service related to the sale and application of chemicals and technology used in water treatment, pollution control, energy conservation, oil production and refining, steelmaking, papermaking, mining, and other industrial processes.

Change in Ownership

On August 31, 2003, Nalco Holdings LLC (the Buyer), a newly formed entity controlled by affiliates of The Blackstone Group, L.P., Apollo Management, L.P., and The Goldman Sachs Group, Inc. (collectively, the Sponsors), entered into a Stock Purchase Agreement (as amended, the Stock Purchase Agreement) with Suez S.A. (Suez or Seller) and certain of its affiliates, whereby the Buyer would acquire the net assets of Ondeo Nalco Group (the Predecessor and as defined in Note 2 below) for $4,127.1 million including direct costs of the acquisition of $125.6 million, excluding assumed debt of $30.2 million, and subject to certain closing and post-closing adjustments (the Acquisition).

The Buyer was capitalized by equity investments totaling $991.9 million from the Sponsors and $10.0 million from Dr. William H. Joyce, the Chairman and Chief Executive Officer of the Buyer. The equity investments were made to Nalco Investment Holdings LLC, the direct parent company of the Buyer, which, in turn, contributed $1,001.9 million to the Buyer and was its parent company as of December 31, 2003. Funding for the Acquisition included the equity investments and the issuance of senior notes and senior subordinated notes (together, the Notes) in a private offering, and new revolving credit and term loan facilities by the Buyer, through its 100% owned subsidiary, Nalco Company. See Note 12 for the terms and conditions of the Notes and revolving credit and term loan facilities.

The Stock Purchase Agreement provided for certain adjustments of the purchase price, including adjustments based on the closing working capital and indebtedness (as both are defined in the Stock Purchase Agreement) of the Ondeo Nalco Group at the date of the Acquisition. On March 25, 2004, the Buyer and Suez agreed to a $25.6 million working capital adjustment payable to the Buyer plus interest. This adjustment was not reflected in the consolidated financial statements as of December 31, 2003. The Buyer recorded the purchase price adjustment in 2004 by decreasing goodwill.

On January 14, 2004, Nalco Investment Holdings LLC contributed its 100% interest in the Buyer to a newly formed entity, Nalco Finance Holdings LLC, in exchange for a 99% interest in Nalco Finance Holdings LLC. The remaining 1% interest in Nalco Finance Holdings LLC is held indirectly by Nalco Investment Holdings LLC through its wholly owned subsidiary, Nalco Finance Holdings II Inc. As of January 14, 2004, Nalco Finance Holdings LLC became the direct parent company of the Buyer. Subsequent to that date, the Sponsors and Dr. Joyce engaged in a series of transactions that ultimately resulted in a newly formed entity, Nalco LLC, becoming the indirect and ultimate parent company of Nalco Investment Holdings LLC, Nalco Finance Holdings LLC, and the Buyer. Nalco LLC's interests in Nalco Investment Holdings LLC were held through its holdings of 100% of the interests of each of BCP Nalco I LLC, BCP Nalco II LLC, APV Nalco LLC, GS Nalco LLC and JAG Nalco LLC (collectively, the Sponsor entities), which collectively held 100% of the interests of Nalco Investment Holdings LLC.

On June 1, 2004, Nalco Investment Holdings II LLC was formed as a direct subsidiary of Nalco LLC. On June 7, 2004, Nalco Investment Holdings II LLC merged with each of the Sponsor entities and

Nalco Holding Company and Subsidiaries
Notes to Combined and Consolidated Financial Statements  (continued)
(Dollars in Millions, Except Per Share Amounts)

1.    Description of Business and Change in Ownership (continued)

was the surviving entity of such merger. As a result of the merger, Nalco Investment Holdings II LLC owned 100% of the equity interests of Nalco Investment Holdings LLC. On June 17, 2004, Nalco Investment Holdings II LLC was converted into a corporation named Nalco Investment Holdings II Corp. and has since been renamed Nalco Holding Company. Because the ultimate ownership of the entities in the Successor company financial statements did not change, such financial statements have been presented as if Nalco Holding Company was the parent company since the date of the Acquisition.

2.    Basis of Presentation

All intercompany balances and transactions are eliminated. Investments in companies or partnerships in which the Company/Predecessor does not have control, but has the ability to exercise significant influence over operating and financial policies, are reported on the equity method.

Predecessor - The combined financial statements of the Predecessor prior to the Acquisition include the consolidated financial statements of Ondeo Nalco Company and subsidiaries (ONC) and the combined financial statements of certain subsidiaries of Nalco International SAS (NIS) plus Calgon Europe Limited (UK), owned by Degremont (a former related party). The combined financial statements of NIS subsidiaries are a combination of the consolidated financial statements of Ondeo Nalco France, the consolidated financial statements of Aquazur Ltd., and the consolidated financial statements of Nalco Dutch Holdings B.V., Ondeo Nalco Belgium NV/SA, Wyss Wassertechnik AG, Ondeo Nalco (Shanghai) Trading Co., Ltd., and Nalco Portuguesa (Quimica Industrial) Ltd. Ondeo Industrial Solutions North America, a subsidiary of ONC, has been excluded from the Predecessor, as it was not acquired by the Company.

Successor - The accompanying consolidated financial statements include the accounts of Nalco Holding Company and subsidiaries subsequent to the Acquisition.

The consolidated financial statements of the Successor as of and for the period from November 4, 2003 through December 31, 2003 reflect the Acquisition under the purchase method of accounting, in accordance with the Financial Accounting Standards Board (FASB) Statement of Financial Accounting Standards (SFAS) No. 141, Business Combinations.

The following unaudited pro forma financial data summarizes the results of operations for the years ended December 31, 2003 and December 31, 2002 as if the Acquisition had occurred as of the beginning of each individual period.

Pro forma adjustments include adjustments for (1) purchase accounting, including, (i) the elimination of a $21.2 million inventory write-up recorded as a result of the Acquisition, (ii) adjustments to depreciation and amortization to reflect the fair value of property, plant and equipment and identified intangible assets (with finite lives), (iii) elimination of the pension and other postretirement benefit amortization of unrecognized actuarial losses, prior service costs and transition obligations and assets losses, and (2) adjustments for items directly related to the transaction, including (i) rent expense that the Company would have incurred had the sublease of our Naperville, Illinois headquarters and research facility been in place, (ii) elimination of management fees that Suez and its affiliates charged to the Company for general corporate overhead and of charges to Suez and its affiliates for tax planning and compliance and treasury administration provided by the Company in North America, (iii) adjustments to interest expense to reflect the Company's new capital structure, and (iv) corresponding adjustments to income tax expense.

These pro forma amounts are not necessarily indicative of the results that would have been attained if the Acquisition had occurred at the beginning of each period presented or that may be attained in the future.

Nalco Holding Company and Subsidiaries
Notes to Combined and Consolidated Financial Statements  (continued)
(Dollars in Millions, Except Per Share Amounts)

2.    Basis of Presentation (continued)

	(Unaudited) Years Ended December 31,
	2002	2003
Net sales	$2,644.3	$2,766.6
Operating earnings (loss)	272.1	0.2
Net income (loss)	37.7	(237.3)

The Company has not finalized the allocation of the purchase price as of December 31, 2003. The Company has preliminarily allocated the purchase price on the basis of its current estimate of the fair value of the underlying assets acquired and liabilities assumed as follows:

As of November 4, 2003
Current assets:
Cash and cash equivalents	$24.3
Trade accounts receivable	477.5
Inventories	316.5
Other current assets	95.3
Goodwill	2,413.9
Intangible assets	1,410.0
Other noncurrent assets	367.8
Property, plant and equipment	852.9
Total assets acquired	5,958.2

Current liabilities:
Accounts payable	138.7
Accrued expenses	246.2
Other current liabilities	72.8
Long-term debt	30.2
Deferred income taxes	659.5
Accrued pension and other postretirement benefits	539.5
Other noncurrent liabilities	144.2
Total liabilities assumed	1,831.1
Net assets acquired	$4,127.1

Cash and cash equivalents, trade accounts receivable, other current assets, accounts payable, accrued expenses and other current liabilities were stated at historical carrying values, given the short-term nature of these assets and liabilities.

Inventory, other noncurrent assets, long-term debt, and other noncurrent liabilities outstanding as of the effective date of the Acquisition have been allocated based on management's judgments and estimates.

Deferred income taxes have been provided in the consolidated balance sheet based on the Company's preliminary estimates of the tax versus book basis of the assets acquired and liabilities assumed, as adjusted to estimated fair values. Valuation allowances have been established against those assets for which realization is not likely, namely in the U.S., as losses are currently being generated in that tax jurisdiction.

The Company's projected pension and other postretirement benefit obligations and assets have been reflected in the allocation of purchase price at the projected benefit obligation less plan assets at fair

Nalco Holding Company and Subsidiaries
Notes to Combined and Consolidated Financial Statements  (continued)
(Dollars in Millions, Except Per Share Amounts)

2.    Basis of Presentation (continued)

market value, based on management's computations which included valuations performed by independent actuaries engaged by the Company.

The Company has engaged independent appraisers to assist in determining the fair values of property, plant and equipment and intangible assets acquired; including purchased in-process research and development, trade names, trademarks, developed technology and customer relationships. The Company has received preliminary values from the appraisers, which have been included in the above table; however, the final appraisals are not yet complete. Thus, the Company has not yet completed its allocation of purchase price and may make further adjustments to the preliminary allocations in subsequent periods. The Company expects to receive final valuations from the independent appraisers in the second half of 2004 and complete its purchase accounting by the fourth quarter of 2004.

Trademarks and trade names have been preliminarily valued based on the relief of royalty approach. This method allocates value based on what the Company would be willing to pay as a royalty to a third-party owner of the trademark or trade name in order to exploit the economic benefits. The trademarks and trade names that have been valued under this approach are the Company's name and other product-related trademarks that have a preliminary value of $830.0 million with an estimated indefinite life.

Patents and developed technology have been preliminarily valued based on the relief of royalty approach. This method allocates value based on what the Company would be willing to pay as a royalty to a third-party owner of the patent or technology in order to exploit the economic benefits. The technologies that have been valued under this approach are chemical formulations and monitoring technologies and have a preliminary value of $100.0 million and an estimated weighted average useful life of 10 years.

Customer relationships have been preliminarily valued using an income approach after considering a fair return on fixed assets, working capital, patents, tradenames, trademarks, technology, and assembled workforce. A preliminary value of $480.0 million has been assigned to customer relationships with an estimated weighted average useful life of 10 years.

The Company has not completed its allocation to in-process research and development. At the time the Company determines the value of these activities, it will be immediately expensed in the statement of operations.

Based on the preliminary estimates, approximately $3.5 billion of goodwill and other intangible assets will not be deductible for income tax purposes. The primary reasons for the Acquisition and the primary factors that contributed to a purchase price that resulted in recognition of goodwill include:

•	The Company's leading market position as a global provider of integrated water treatment and process improvement services, chemicals and equipment programs for industrial and institutional applications offers a competitive advantage in competing for new customers;

•	The Company being one of only a small number of companies that can provide turnkey water management solutions on a global basis (130 countries across six continents) offers a competitive advantage in meeting the global needs of multinational customers and mitigates the potential impact of volatility in any individual country or region;

•	The diverse customer base and industries served minimizes the potential impact of volatility from any one customer or industry.

Other considerations affecting the value of goodwill include:

•	The potential for improved earnings and cash flow gained from operating as a stand-alone company with focused management effort and more efficient resource management and from

Nalco Holding Company and Subsidiaries
Notes to Combined and Consolidated Financial Statements  (continued)
(Dollars in Millions, Except Per Share Amounts)

2.    Basis of Presentation (continued)

the ability of the assembled work force to drive significant annual cost reductions in the administrative and overhead functions;

•	The historical heavy investment in recruiting and continuously training more than 5,000 sales professionals and engineers;

•	The ability of the assembled workforce to develop future innovative technologies and products, as has been done in the past through a focused commitment to technology, research and development;

•	The application of purchase accounting, particularly for such items as pension, other postretirement benefits, and deferred tax liabilities for which significant reserve balances were recorded with no corresponding significant short-term cash outflows.

In conjunction with the Acquisition, the Company is in the process of formulating a plan to exit or restructure certain activities. The Company has not completed this analysis but has recorded initial liabilities of $27.1 million, primarily for employee severance and related costs in connection with the Company's preliminary plan to exit or restructure certain activities. As of December 31, 2003, $12.6 million has been charged against this accrual. The Company expects that these initial activities will be completed by the end of 2004. The Company also expects to finalize any further activities by the third quarter of 2004 which may result in additional liabilities related to exit and restructuring activities.

The consolidated statement of operations for the period from November 4, 2003 through December 31, 2003 includes $21.2 million in cost of sales representing the write-off of the inventory adjustment recorded in purchase accounting relating to the capitalized manufacturing profit in inventory on hand as of the Acquisition date that was sold during this period; depreciation adjustments correlating to the fair value adjustments to property, plant and equipment; and amortization of identified intangible assets, among other changes resulting from the application of purchase accounting.

3.    Summary of Significant Accounting Policies

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Reclassifications

Certain reclassifications have been made to the balance sheet as of December 31, 2002 to conform to the current year presentation.

Foreign Currency Translation

Local currencies are the functional currencies for most foreign operations. Their financial statements are translated at current and average exchange rates, with any resulting translation adjustments included in the currency translation adjustment account in unitholder's/shareholders' equity. The financial statements of any foreign subsidiaries that operate in highly inflationary environments are translated using a combination of current, average, and historical exchange rates, with the resulting translation impact included in results of operations. Transactions executed in different currencies resulting in exchange adjustments are included in results of operations.

Nalco Holding Company and Subsidiaries
Notes to Combined and Consolidated Financial Statements  (continued)
(Dollars in Millions, Except Per Share Amounts)

3.    Summary of Significant Accounting Policies (continued)

Concentration of Credit Risk

Credit risk represents the accounting loss that would be recognized at the reporting date if counterparties failed completely to perform as contracted. Management believes the likelihood of incurring material losses due to concentration of credit risk is remote. The principal financial instruments subject to credit risk are as follows:

Cash and Cash Equivalents

A formal policy exists of placing these instruments in investment grade companies and institutions and limiting the size of an investment with any single entity.

Accounts Receivable

A large number of customers in diverse industries and geographies, as well as the practice of establishing reasonable credit lines, limits credit risk. The allowance for doubtful accounts is adequate to cover potential credit risk losses.

Foreign Exchange Contracts and Derivatives

Formal policies exist, which establish credit limits and investment grade credit criteria of "A" or better for all counterparties.

Cash and Cash Equivalents

Cash and cash equivalents include all cash balances and highly liquid investments with original maturities of three months or less.

Inventory Valuation

Inventories are valued at the lower of cost or market. Approximately 56% and 54% of the inventories at December 31, 2002 and 2003, respectively, are valued using the average cost or first-in, first-out (FIFO) method. The remaining inventories are valued using the last-in, first-out (LIFO) method. Reported inventory amounts at December 31, 2002 would have been approximately $8.5 million lower if the FIFO method of accounting had been used for all inventories. As a result of using a new basis of accounting for the Company due to the Acquisition, the LIFO value of inventories approximated the FIFO value of inventories at December 31, 2003.

Goodwill

The Predecessor adopted Statement of Financial Accounting Standards (SFAS) No. 142, Goodwill and Other Intangible Assets, as of January 1, 2002. Under SFAS No. 142, goodwill and intangible assets deemed to have indefinite lives are no longer amortized but are subject to annual impairment tests. Goodwill is tested for impairment at least annually, and impairment, if any, recorded as expense in the period of impairment. If goodwill and certain intangibles were not subject to amortization, the reported net loss of $84.0 million for the year ended December 31, 2001 would have been net earnings of $1.0 million.

Intangibles

The Company amortizes customer relationships using an accelerated method to reflect the pattern in which the economic benefits of that asset are realized. The straight-line method is used for all other assets subject to amortization. Customer relationships and patents and developed technology are being amortized over a preliminary estimated useful life of 10 years.

Nalco Holding Company and Subsidiaries
Notes to Combined and Consolidated Financial Statements  (continued)
(Dollars in Millions, Except Per Share Amounts)

3.    Summary of Significant Accounting Policies (continued)

Deferred Financing Costs

Deferred financing costs are incurred to obtain long-term financing and are amortized using the effective interest method over the term of the related debt. The amortization of deferred financing costs, which is classified in interest expense in the statement of operations, was $17.4 million for the period from November 4, 2003 through December 31, 2003, and included the immediate write-off of $15.8 million for bridge financing commitment fees incurred in connection with the Acquisition.

Income Taxes

Income taxes are recognized during the period in which transactions enter into the determination of financial statement income, with deferred income taxes being provided for the tax effect of temporary differences between the carrying amount of assets and liabilities and their tax bases.

Deferred income taxes are provided on the undistributed earnings of foreign subsidiaries and affiliated companies except to the extent such earnings are considered to be permanently reinvested in the subsidiary or affiliate. In cases where foreign tax credits will not offset U.S. income taxes, appropriate provisions are included in the combined statement of operations.

Derivative Instruments

In accordance with the provisions of SFAS No. 133, Accounting for Derivative Instruments and Hedging Activities, as amended by SFAS No. 138, Accounting for Certain Derivative Instruments and Certain Hedging Activities, all derivatives are recognized as either assets or liabilities in the balance sheets at fair value.

Retirement Plans

The cost of retirement plans is computed on the basis of accepted actuarial methods (using the projected unit credit method for the principal plan) and includes current service costs and amortization of increases in prior service costs over the expected future service of active participants as of the date such costs are first recognized.

The costs of health and life insurance postretirement benefits are accrued as earned. Annual expense represents a combination of interest and service cost provisions. Most postretirement benefits are not funded.

Revenue Recognition

Revenue from sales of products, including amounts billed to customers for shipping and handling costs, is recognized at the time: (1) ownership and all risks of loss have been transferred to the buyer, which is generally upon shipment, (2) the price is fixed and determinable, and (3) collectibility is reasonably assured. Revenue from services is recognized when the services are provided to the customer.

Shipping and handling costs, including certain warehousing costs incurred by the Company, are included in cost of products sold.

Research and Development

Research and development costs, excluding costs to acquire in-process research and development, totaled $68.1 million, $59.6 million, $51.7 million, and $10.0 million for the year ended December 31, 2001, the year ended December 31, 2002, the period from January 1, 2003 through November 3, 2003,

Nalco Holding Company and Subsidiaries
Notes to Combined and Consolidated Financial Statements  (continued)
(Dollars in Millions, Except Per Share Amounts)

3.    Summary of Significant Accounting Policies (continued)

and the period from November 4, 2003 through December 31, 2003, respectively. Research and development costs are charged to expense as incurred. Purchased in-process research and development costs were $1.3 million for the year ended December 31, 2001.

4.    Acquisitions and Divestitures

The Predecessor acquired ten businesses in 2001. Each of the acquisitions was accounted for as a purchase and, accordingly, the operating results of each acquired business were included in the combined financial results of the Predecessor from its respective acquisition date. Also in 2001, Nalco/Exxon, a joint venture partnership formed in 1994 by Nalco and Exxon, redeemed Exxon's interest in the partnership. As a result, the Predecessor's interest in Nalco/Exxon increased from 60% to 100%. The Predecessor also increased its investment in two subsidiary companies and made performance payments during 2001 related to a previous year's acquisition.

The combined purchase price of these acquisitions, net of cash acquired, was $410.6 million, which exceeded the fair value of the net tangible assets which were acquired by $266.8 million, and was allocated to goodwill and other intangible assets.

Also during 2001, the Predecessor sold two small subsidiary companies to another Suez subsidiary for $5.6 million, which approximated the net book value of the companies sold.

The Predecessor acquired two businesses during 2002 for a combined purchase price of $10.1 million, net of cash acquired. The purchase price exceeded the fair value of the net tangible assets acquired by $7.7 million, which was allocated to goodwill and other intangible assets. Each of the acquisitions was accounted for as a purchase and, accordingly, their results of operations have been included in the combined financial statements of the Predecessor since their respective dates of acquisition.

The Predecessor also sold a business during 2002 for approximately $12.8 million, which resulted in a pretax gain of $12.4 million.

During the period from January 1, 2003 through November 3, 2003, the Predecessor acquired Aquazur Ltd. from NIS and increased its investment in Oekophil AG from 40 percent to 100 percent. Each of the acquisitions was accounted for as a purchase; however, as disclosed in Note 2, the combined financial statements of the Predecessor include the results of Aquazur Ltd. prior to its acquisition from NIS. The combined purchase price of these acquisitions, net of cash acquired, was $23.4 million. The purchase price exceeded the fair value of the net tangible assets acquired by $12.9 million, which was allocated to goodwill.

The Predecessor received net proceeds of $13.3 million and recognized a pretax loss of $5.2 million on the sale of its South African subsidiary and two small businesses during the period from January 1, 2003 through November 3, 2003.

The pro forma impact as if the aforementioned acquisitions had occurred at the beginning of the respective years is not significant.

5.    Securitization of Accounts Receivable

In December 2001, the Predecessor entered into an agreement that allowed it to periodically transfer undivided percentage ownership interests in a revolving pool of most of the Predecessor's U.S. trade receivables to a multiseller conduit (Conduit) administered by an independent financial institution. The agreement was terminated in October 2003, and the Predecessor repurchased $100.7 million of receivables to facilitate this termination.

Under the terms of the agreement, the Predecessor could transfer trade accounts receivable to a bankruptcy-remote special purpose entity (SPE), and the Conduit, or backup purchasers, were

Nalco Holding Company and Subsidiaries
Notes to Combined and Consolidated Financial Statements  (continued)
(Dollars in Millions, Except Per Share Amounts)

5.    Securitization of Accounts Receivable (continued)

required to purchase from the SPE an undivided ownership interest of up to $150.0 million in those receivables. The percentage ownership interest in receivables purchased by the Conduit could increase or decrease over time, depending on the characteristics of the SPE's receivables, including delinquency rates and debtor concentrations. The Predecessor serviced the receivables transferred to the SPE and received a servicing fee, which approximated market compensation for these services.

Under the terms of the agreement, the Conduit paid the SPE the face amount of the undivided interest at the time of purchase. On a monthly basis, this sales price was adjusted, resulting in payments by the SPE to the Conduit of an amount that varied based on the interest rate on certain of the Conduit's liabilities and the length of time the sold receivables remained outstanding. Collections on sold receivables were used to purchase additional receivables from the Predecessor.

The Predecessor accounted for the transfer of undivided percentage ownership interest in the receivables to the Conduit as sales under SFAS No. 140, Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities. The Predecessor's loss on the sale of the undivided interests in the receivables was $0.2 million, $1.8 million and $1.5 million for the year ended December 31, 2001, the year ended December 31, 2002 and for the period from January 1, 2003 through November 3, 2003, respectively, and was included in interest expense.

The outstanding balance of undivided interest in receivables sold was $87 million at December 31, 2002. Cash flows from the sale of undivided interests in the receivables to the Conduit, net of receivables repurchased to facilitate termination of the agreement, were reported by the Predecessor as an operating activity in the statement of cash flows.

The Predecessor's interest in receivables transferred to the SPE but not ultimately sold to the Conduit ("retained interest") is classified in trade accounts receivable in the Predecessor's balance sheet. The retained interest was $56.6 million at December 31, 2002. This retained interest was subordinate to, and provided credit enhancement for, the Conduit's ownership interest in the SPE's receivables, and was available to the Conduit to pay any fees or expenses due to the Conduit, and to absorb all credit losses incurred on any of the SPE's receivables.

6.    Inventories

Inventories consist of the following:

	Predecessor December 31, 2002	Successor December 31, 2003
Finished products	$194.7	$233.6
Raw materials and work-in-process	67.5	61.5
	$262.2	$295.1

Nalco Holding Company and Subsidiaries
Notes to Combined and Consolidated Financial Statements  (continued)
(Dollars in Millions, Except Per Share Amounts)

7.    Goodwill

Changes in the Predecessor's carrying value of goodwill from January 1, 2002 to December 31, 2002 are summarized below:

Balance at January 1, 2002	$2,259.2
Acquisitions	2.1
Reclassifications of intangibles to goodwill	69.3
Foreign currency translation and other	(11.3)
Balance at December 31, 2002	$2,319.3

Changes in the Predecessor's carrying value of goodwill from December 31, 2002 to November 3, 2003 are summarized below:

Balance at December 31, 2002	$2,319.3
Acquisitions	12.9
Dispositions	(8.0)
Impairment	(244.4)
Adjustment of income tax uncertainties	(60.0)
Foreign currency translation and other	24.1
Balance at November 3, 2003	$2,043.9

In the second quarter of 2003, Suez initiated the sale of the Predecessor. Initial third party offers indicated a potential sales price less than book value which triggered the Predecessor to complete the first step evaluation of goodwill for impairment as of June 30, 2003, resulting in an estimated impairment charge of $256.7 million, which was recorded in the six-month period ended June 30, 2003.

The second step evaluation of goodwill, in which the fair value is assigned to the assets and liabilities as prescribed under SFAS No. 142, was performed in connection with purchase accounting related to the Acquisition. The completion of the second step evaluation resulted in a $12.3 million reduction of the estimated impairment charge, and the Predecessor recognized a goodwill impairment charge of $244.4 million in the combined statement of operations during the period from January 1, 2003 through November 3, 2003.

During the period from January 1, 2003 through November 3, 2003, the Predecessor reduced its goodwill and deferred tax liabilities by $60.0 million, as a result of changes in the Predecessor's estimate of its deferred tax liabilities as of the date it was acquired by Suez.

The Company recorded goodwill of $2,413.9 million as a result of the Acquisition. Changes in the Company's carrying value of goodwill from November 4, 2003 to December 31, 2003 are summarized below:

Balance at November 4, 2003	$2,413.9
Foreign currency translation	86.2
Balance at December 31, 2003	$2,500.1

The Company will evaluate goodwill for impairment in the fourth quarter of each year and whenever a triggering event occurs.

Nalco Holding Company and Subsidiaries
Notes to Combined and Consolidated Financial Statements  (continued)
(Dollars in Millions, Except Per Share Amounts)

8.    Other Intangible Assets

The Predecessor's intangible assets at December 31, 2002 are summarized as follows:

	Gross Amount	Accumulated Amortization	Net
Customer relationships	$1,483.2	$(160.6)	$1,322.6
Patents and developed technology	411.1	(45.6)	365.5
Trademarks and trade names	518.5	(55.6)	462.9
Other	26.5	(12.6)	13.9
	$2,439.3	$(274.4)	$2,164.9

The Company's intangible assets at December 31, 2003 are summarized as follows:

	Gross Amount	Accumulated Amortization	Net
Intangible assets subject to amortization:
Customer relationships	$494.4	$(13.9)	$480.5
Patents and developed technology	100.1	(1.7)	98.4
Intangibles not subject to amortization:
Trademarks and trade names	830.0	—	830.0
	$1,424.5	$(15.6)	$1,408.9

Estimated annual amortization expense for the years ending December 31, 2004 through December 31, 2008 is as follows:

Year ending December 31
2004	$83.4
2005	71.9
2006	62.1
2007	53.9
2008	50.3

9.    Contribution Agreement With Profit-Sharing Trust and Reimbursement Agreement with Suez

The Predecessor previously had an Employee Stock Ownership Plan (ESOP), which gave most U.S. employees an additional opportunity to share in the ownership of the Predecessor's stock. Preferred shares were allocated to eligible employees based on a percentage of pretax earnings.

At the inception of the ESOP, the Predecessor and a trustee entered into a trust agreement, constituting the ESOP Trust, to fund benefits under the Predecessor's ESOP. As part of its acquisition of Nalco Chemical Company in November 1999, Suez purchased from the trustee all of the issued and outstanding Series B ESOP Convertible Preferred Stock at a price of $1,060 per share. The trustee credited proceeds from the sale of allocated shares to participants' accounts. Under the terms of an agreement (the Contribution Agreement), the Predecessor and the ESOP trustee agreed that the trustee would use proceeds from the sale of shares held in the loan suspense account to repay the outstanding principal and accrued interest on the ESOP loans. It was also agreed that all proceeds remaining after the repayment of the loans and accrued interest would be allocated to participants' accounts. In return, the Predecessor agreed to make contributions to the Profit Sharing, Investment and Pay Deferral Plan Trust (the Trust) on or before December 31, 2010, having a present value equal to $124.6 million, the outstanding principal and accrued interest paid on the ESOP loans. The plan was amended effective January 1, 2003 to also permit matching contributions under the Company's

Nalco Holding Company and Subsidiaries
Notes to Combined and Consolidated Financial Statements  (continued)
(Dollars in Millions, Except Per Share Amounts)

9.    Contribution Agreement With Profit-Sharing Trust and Reimbursement Agreement with Suez (continued)

401(k) plan to count as contributions to the Trust. The Contribution Agreement provides for specified minimum annual contributions to be made to the Trust, with interest accruing on the outstanding contribution balance at an annual rate of 8.5% compounded monthly. The contribution commitment becomes due and payable in its entirety if one or more events that are specified in the Contribution Agreement occur. The Predecessor, upon the acquisition by Suez, recorded a liability of $139.1 million for this contribution commitment, representing the present value of the total expected contributions to the Trust, with a corresponding deferred employee profit sharing asset.

Contributions to the Trust and expenses recorded related to the Contribution Agreement are as follows:

	Predecessor			Successor
	Year ended December 31, 2001	Year ended December 31, 2002	January 1, 2003 through November 3, 2003	November 4, 2003 through December 31, 2003

Contributions to the Trust	$13.0	$11.8	$24.0	$—
Expense recorded:
Amortization of unearned employee profit sharing	$2.3	$2.9	$13.8	$2.8
Accretion of obligation to Trust	9.6	9.2	6.2	1.2
Total included in operating expenses	$11.9	$12.1	$20.0	$4.0

Pursuant to the Stock Purchase Agreement, the Company and Suez entered into an agreement (the Reimbursement Agreement) on November 4, 2003, whereby Suez shall reimburse the Company for all contributions the Company makes to the Trust in order to satisfy its obligations under the Contribution Agreement. As part of the allocation of the Acquisition purchase price, the Company recorded a receivable from Suez of $112.7 million, equivalent to the Company's recorded liability to the Trust.

On November 4, 2003, the Company entered into a sublease agreement with Leo Holding Company (Leo), a subsidiary of Suez, whereby the Company subleases its corporate headquarters and research facility from Leo (see Note 14). Under the terms of the Reimbursement Agreement, if the Company fails to pay when due any sublease rent (as defined in the sublease agreement), Suez shall have the right to reduce its reimbursement obligations to the Company pursuant to the Reimbursement Agreement by an amount equal to such shortfall.

Nalco Holding Company and Subsidiaries
Notes to Combined and Consolidated Financial Statements   (continued)
(Dollars in Millions, Except Per Share Amounts)

10.    Property, Plant, and Equipment

Property, plant, and equipment (including major improvements) are recorded at cost. Depreciation of buildings and equipment is calculated over their estimated useful lives generally using the straight-line method.

The estimated useful lives of the major classes of depreciable assets are as follows: buildings 33 to 40 years; software 5 to 10 years; equipment 3 to 15 years.

Software includes costs of computer software developed or obtained for internal use. The Company's U.S. management information system, which was implemented in 1999, is being depreciated over ten years, and other computer software costs are depreciated over five years.

The Company has engaged independent appraisers to assist in determining the fair values of property, plant and equipment and has received preliminary values from the appraisers, which have been included in the table below. The Company depreciated the acquired assets based on the preliminary fair values and the remaining useful lives.

Property, plant, and equipment consist of the following:

	Predecessor December 31, 2002	Successor December 31, 2003

Land	$78.5	$69.0
Buildings	219.1	164.9
Software	102.0	71.4
Equipment	723.4	583.2
	1,123.0	888.5
Accumulated depreciation	(299.8)	(22.9)
Property, plant, and equipment, net	$823.2	$865.6

11.    Income Tax

The benefit (provision) for income taxes was calculated based upon the following components of earnings (loss) before income taxes:

	Predecessor			Successor
	Year ended December 31, 2001	Year ended December 31, 2002	January 1, 2003 through November 3, 2003	November 4, 2003 through December 31, 2003
United States	$(109.2)	$100.3	$(233.1)	$(33.0)
Non-United States	26.8	136.6	147.8	$0.5
Earnings (loss) before income taxes	$(82.4)	$236.9	$(85.3)	$(32.5)

Nalco Holding Company and Subsidiaries
Notes to Combined and Consolidated Financial Statements   (continued)
(Dollars in Millions, Except Per Share Amounts)

11.    Income Tax (continued)

The components of the income tax benefit (provision) are as follows:

	Predecessor			Successor
	Year ended December 31, 2001	Year ended December 31, 2002	January 1, 2003 through November 3, 2003	November 4, 2003 through December 31, 2003
Current:
United States	$(34.8)	$(71.3)	$(23.1)	$0.3
State and local	(1.9)	(10.0)	(6.4)	(1.4)
Non-United States	(37.4)	(54.0)	(56.3)	(9.0)
Total current	(74.1)	(135.3)	(85.8)	(10.1)

Deferred:
United States	66.9	22.8	16.1	11.8
State and local	3.4	4.8	3.0	(1.0)
Non-United States	5.6	2.5	(2.0)	7.6
Total deferred	75.9	30.1	17.1	18.4
Income tax benefit (provision)	$1.8	$(105.2)	$(68.7)	$8.3

Deferred tax assets and liabilities are recognized for the expected future tax consequences of temporary differences between the financial statement basis and the tax basis of assets and liabilities using enacted statutory tax rates applicable to future years. Net deferred income tax assets (liabilities) are as follows:

	Predecessor December 31, 2002	Successor December 31, 2003

Retirement benefits	$100.4	$50.2
Pension	—	124.8
United States net operating loss carryforwards	8.3	18.1
Non-United States net operating loss carryforwards	34.2	28.8
Leveraged lease investments	32.6	—
Accruals	34.4	32.4
Other deferred tax assets	37.3	36.7
Total deferred tax assets	247.2	291.0
Valuation allowance	(30.3)	(35.6)
Net deferred tax assets	$216.9	$255.4

Property	$(80.2)	$(67.4)
Software amortization	(11.8)	(17.5)
Intangible assets	(977.1)	(681.3)
Leveraged lease investments	—	(22.2)
Pension	(34.0)	—
Profit Sharing Reimbursement Agreement	—	(42.8)
Other deferred tax liabilities	(42.5)	(15.4)
Total deferred tax liabilities	(1,145.6)	(846.6)
Net deferred tax assets	216.9	255.4

Nalco Holding Company and Subsidiaries
Notes to Combined and Consolidated Financial Statements   (continued)
(Dollars in Millions, Except Per Share Amounts)

11.    Income Tax (continued)

	Predecessor December 31, 2002	Successor December 31, 2003
Total deferred income taxes	$(928.7)	$(591.2)

These deferred tax assets and liabilities are classified in the balance sheets based on the balance sheet classification of the related assets and liabilities.

Pursuant to the Stock Purchase Agreement, Suez has provided an indemnity for certain contingent taxes that relate to periods prior to November 4, 2003.

Management believes it is more likely than not that current and long-term deferred tax assets, with the exception of certain net operating loss carryforwards, will be realized through the reduction of future taxable income. Significant factors considered by management in this determination include the historical operating results of the Company and the expectation of future earnings, including anticipated reversals of future taxable temporary differences. Valuation allowances were established for deferred tax assets related to all of the net operating loss carryforwards for which utilization is uncertain.

The effective rate of the provision for income taxes differs from the United States statutory tax rate due to the following items:

	Predecessor			Successor
	Year ended December 31, 2001	Year ended December 31, 2002	January 1, 2003 through November 3, 2003	November 4, 2003 through December 31, 2003
United States statutory tax rate	$28.8	$(82.9)	$29.9	$11.4
State income taxes, net of federal benefits	1.0	(1.2)	(3.9)	(0.4)
Foreign tax rate differentials	(3.6)	1.0	0.7	(1.6)
Non-deductible goodwill impairment	—	—	(85.5)	—
Non-deductible goodwill amortization	(15.1)	—	—	—
In-process research and development	(0.5)	—	—	—
Undomestication of Japan subsidiary	—	(6.2)	—	—
U.S. tax on repatriated earnings	—	—	(5.9)	—
U.S. tax on subsidiary integration	—	(8.1)	—	—
U.S. tax on subsidiary disposition	—	—	(5.2)	—
Prior year adjustments	—	(5.9)	(1.3)	0.1
Valuation allowance	(5.6)	(1.2)	3.0	(0.5)
Nondeductible items	(3.7)	(9.5)	(2.2)	(0.7)
Other	0.5	8.8	1.7	—
Income tax benefit (provision)	$1.8	$(105.2)	$(68.7)	$8.3

No provision has been made for United States or non-United States income taxes related to approximately $355.0 million of undistributed earnings of non-United States subsidiaries at December 31, 2003, as the Company considers these earnings to be permanently reinvested. It was not practicable to estimate the additional income taxes and applicable withholding that would be payable on the remittance of such undistributed earnings.

The Predecessor made income tax payments of $33.4 million, net of tax refunds of $1.0 million during the year ended December 31, 2001. During the year ended December 31, 2002, the Predecessor made

Nalco Holding Company and Subsidiaries
Notes to Combined and Consolidated Financial Statements   (continued)
(Dollars in Millions, Except Per Share Amounts)

11.    Income Tax (continued)

income tax payments of $40.0 million, net of tax refunds of $0.1 million. The Predecessor made income tax payments of $43.0 million net of tax refunds of $4.2 million during the period from January 1, 2003 through November 3, 2003. Through November 3, 2003, a portion of Nalco's United States operations were conducted as part of a United States consolidated tax group that generated tax losses. Without the losses generated by other members of the group, the Predecessor would have made additional income tax payments of approximately $8.3 million, $84.0 million and $51.2 million during the year ended December 31, 2001, the year ended December 31, 2002, and the period from January 1, 2003 through November 3, 2003, respectively.

12.    Debt

Debt consists of the following:

	Predecessor December 31, 2002	Successor December 31, 2003
Short-term
Checks outstanding and bank overdrafts	$29.9	$19.5
Notes payable to banks	62.6	1.5
Current maturities of long-term debt	21.7	29.2
Notes payable to affiliated companies	—	1.7
Notes payable to related parties	473.7	—
	$587.9	$51.9
Long-term
Revolving credit facility	$—	$15.0
Term loan A, due November 2009	—	311.2
Term loan B, due November 2010	—	1,300.0
Senior notes, due November 2011	—	917.7
Senior subordinated notes, due November 2013	—	717.7
Unsecured notes, due May 2008	27.8	27.8
Other	32.2	2.6
	60.0	3,292.0
Less: Current portion	21.7	29.2
	$38.3	$3,262.8

The weighted-average interest rate on short-term debt was 3.8% at December 31, 2002 and December 31, 2003.

In connection with the Acquisition, Nalco Company (Nalco), a wholly owned indirect subsidiary of Nalco Holding Company, issued senior notes and senior subordinated notes in a private offering and entered into senior secured credit facilities.

On November 4, 2003, Nalco issued senior notes and senior subordinated notes (Notes). The senior notes were issued in the principal amount of $665.0 million and €200.0 million and bear interest at 7.75%. The senior subordinated notes were issued in the principal amount of $465.0 million and €200.0 million and bear interest at 8.875% and 9.0%, respectively. Interest is payable semiannually on May 15 and November 15. Additional interest is payable in certain circumstances if Nalco does not consummate an exchange offer or shelf registration for the Notes within 300 days following the issuance of the Notes. The Notes do not have required principal payments prior to maturity. Nalco

Nalco Holding Company and Subsidiaries
Notes to Combined and Consolidated Financial Statements   (continued)
(Dollars in Millions, Except Per Share Amounts)

12.    Debt (continued)

Holding Company's and Nalco's direct and indirect domestic subsidiaries that guarantee its obligations under the senior credit facilities guarantee the Notes.

At its option, Nalco may redeem some or all of the senior notes and senior subordinated notes, beginning November 15, 2007 and November 15, 2008, respectively, at the redemption prices set forth below (expressed as percentages of principal amount), plus accrued interest, if any, if redeemed during the twelve-month period commencing on November 15 of the years set forth below:

Senior notes		Senior subordinated notes
Period	Redemption Price	Period	U.S. dollar Redemption Price	Euro Redemption Price
2007	103.875%	2008	104.438%	104.500%
2008	101.938%	2009	102.958%	103.000%
2009 and thereafter	100.000%	2010	101.479%	101.500%
		2011 and thereafter	100.000%	100.000%

Nalco may redeem some or all of the senior notes and senior subordinated notes, prior to November 15, 2007 and November 15, 2008, respectively, at a price equal to the principal amount of the notes, plus a specified "make-whole" premium. In addition, on or prior to November 15, 2006, Nalco may redeem up to 35% of each of the senior notes and senior subordinated notes with the proceeds of certain equity offerings.

The senior secured credit facilities consist of a revolving credit facility and various term loan facilities that are unconditionally guaranteed by Nalco Holdings LLC, Nalco, and certain domestic subsidiaries of Nalco Holdings LLC (collectively, the Guarantors). The repayment of these facilities is secured by substantially all the assets of the Guarantors, including, but not limited to, a pledge of their capital stock and 65 percent of the capital stock of each non-U.S. subsidiary owned by the Guarantors. The revolving credit facility, which expires in November 2009, provides for borrowings up to $250 million, a portion of which is available to the Company's non-U.S. subsidiary borrowers in euros, through a syndicate of lenders. The revolving credit facility also includes borrowing capacity available for letters of credit. The facility bears interest at a rate equal to an applicable margin plus, at the Company's option, either (a) a base rate determined by reference to the greater of (1) the prime rate, (2) the three-month certificate of deposit rate plus 0.5%, and (3) the federal funds rate plus 0.5% or (b) LIBOR or EURIBOR plus an applicable margin ranging from 1.0% to 2.5%, depending on the type of borrowing and the leverage ratio of the Company, as defined in the credit agreement. Interest is generally due quarterly in arrears, and is also due upon expiration of any particular loan. In addition, there is an annual loan commitment fee of 0.5% on the unused portion of the revolving credit facility. The Company is also required to pay a participation fee in respect of the undrawn portion of the letters of credit, at a rate per annum equal to LIBOR or EURIBOR plus an applicable margin, a fronting fee at a rate of 0.25% per annum of the daily average amount, as well as customary letter of credit fees. As of December 31, 2003, the Company had $29.9 million in outstanding letters of credit, none of which had been drawn against.

The term loans consist of a term loan A facility of $200.0 million and €88.0 million and a term loan B facility of $1,300.0 million. The term loans bear interest at the same rates as the revolving credit facility.

At December 31, 2003, the Company had $1,626.2 million outstanding under the senior secured credit facilities with a weighted-average interest rate of 3.74%. The amounts outstanding, as well as the base rates and margins, at December 31, 2003, were as follows:

Nalco Holding Company and Subsidiaries
Notes to Combined and Consolidated Financial Statements   (continued)
(Dollars in Millions, Except Per Share Amounts)

12.    Debt (continued)

	Amount	Base Rate	Margin
Revolving credit facility	$15.0	1.17%	2.50%
Term loan A (U.S. dollar)	$200.0	1.17%	2.50%
Term loan A (euro)	€ 88.0	2.16%	2.50%
Term loan B	$1,300.0	1.17%	2.50%

The $27.8 million of unsecured notes bear interest at 6.25% with interest payments due on May 15 and November 15. The $2.6 million in other long-term debt at December 31, 2003 was borrowed by various foreign subsidiaries at interest rates ranging from 1.0% to 10.5% and is due at various dates.

The senior secured credit facilities, senior notes, and senior subordinated notes contain a number of covenants that, among other things, restrict, subject to certain exceptions, the ability of the Company to sell assets; incur additional indebtedness or issue preferred stock; repay other indebtedness; pay dividends or repurchase stock; create liens on assets; make investments, loans or advances; make acquisitions, mergers or consolidations; enter into sale and leaseback transactions; engage in certain transactions with affiliates; amend certain material agreements governing our indebtedness; change the business of the Company; and enter into hedging contracts. In addition, the Company must maintain financial covenants including a maximum total leverage ratio, minimum interest coverage ratio, and maximum capital expenditure limitation. As of December 31, 2003, the Company was in compliance with all of these covenants.

The following table presents the projected annual maturities of long-term debt for years after 2003:

2004	$29.2
2005	44.9
2006	60.3
2007	75.6
2008	118.7
Thereafter	2,963.3
$3,292.0

13.    Leases

The Company leases administrative, research, manufacturing, and warehouse facilities and data processing and other equipment under non-cancelable leases that expire at various dates through 2027. Rent expense totaled $21.4 million, $25.1 million, $23.8 million, and $9.2 million for the years ended December 31, 2001 and December 31, 2002, the period from January 1, 2003 through November 3, 2003, and the period from November 4, 2003 through December 31, 2003, respectively.

Future minimum rental payments for operating leases related to facilities, with initial or remaining terms greater than one year, are as follows:

Nalco Holding Company and Subsidiaries
Notes to Combined and Consolidated Financial Statements   (continued)
(Dollars in Millions, Except Per Share Amounts)

13.    Leases (continued)

Year ending December 31
2004	$14.8
2005	12.2
2006	11.3
2007	10.3
2008	9.4
Thereafter	212.0
$270.0

14.    Sale-Leaseback Transaction

In December 2002, the Predecessor entered into an agreement whereby it sold and leased back its corporate headquarters and research facility in Naperville, IL. As a result of the sale, the Predecessor received proceeds of $144.8 million, net of $5.2 million of transaction costs. The related lease was for an initial term of 25 years, and required the Predecessor to make total minimum payments of $264.2 million over the initial lease term. The lease agreement provided for two fixed rate renewal periods of 5 years each and two fair value renewal periods of 5 years each.

The Predecessor's payment obligations, along with certain other items under the lease agreement, were fully guaranteed by Suez. Because of the guarantee, the Predecessor was precluded from accounting for this transaction as a sale and leaseback of the property and instead accounted for it as a financing, with an effective interest rate of 5.5%. The Predecessor provided a cross guarantee to Suez of any payments made by Suez under its guarantee.

Under the terms of an agreement executed November 4, 2003 between the Company and Leo Holding Company (Leo), a subsidiary of Suez, the Company assigned its rights and obligations under the lease agreement to Leo. Simultaneously, Suez was released from its guarantee, and the Company and Leo entered into an agreement whereby the Company subleases its corporate headquarters and research facility from Leo. The terms of the sublease agreement are generally identical to those of the lease agreement that was assigned to Leo. As a result of these transactions, the leased property, the remaining obligation under the lease assigned to Leo, and the related deferred income taxes were removed from the Company's balance sheet as part of the allocation of the Acquisition purchase price. The Company accounts for the sublease as an operating lease.

On November 4, 2003, the Company entered into a Reimbursement Agreement with Suez whereby Suez shall reimburse the Company for all contributions the Company makes to the Profit Sharing, Investment and Pay Deferral Plan Trust. (See Note 9.) Under the terms of the sublease agreement, if Suez fails to pay any of the payments required to be made under the Reimbursement Agreement, the Company shall have the right to set off such overdue amounts against the rent due under the sublease agreement.

15.    Pension and Other Postretirement Benefit Plans

The Company has several noncontributory, defined benefit pension plans covering most employees in the U.S. and those with certain foreign subsidiaries. The principal domestic plan represents approximately 63% of the benefit obligation and 61% of the total market value of plan assets at December 31, 2003. The Company also provides a supplementary, nonqualified, unfunded plan for U.S. employees whose pension benefits exceed ERISA limitations. In addition, the Company has defined benefit postretirement plans that provide medical, dental, and life insurance benefits for substantially all U.S. retirees and eligible dependents. In conjunction with the Acquisition, the Company assumed these plans from the Predecessor without amendment. The Company retains the

Nalco Holding Company and Subsidiaries
Notes to Combined and Consolidated Financial Statements   (continued)
(Dollars in Millions, Except Per Share Amounts)

15.    Pension and Other Postretirement Benefit Plans (continued)

right to change or terminate these benefits, and several amendments were made in 2002 to the principal domestic pension plan and the defined benefit postretirement medical and dental plans.

In conjunction with its plans to optimize manufacturing operations in North America and to reduce costs and improve efficiency throughout the organization, the Predecessor offered pension and other retiree welfare benefit enhancements to certain employee groups affected by the plans. These enhancements resulted in net pension settlement charges, special termination benefits and curtailment gains totaling $5.1 million for the year ended December 31, 2001. The enhancements also resulted in special termination charges and curtailment losses totaling $2.1 million during the year ended December 31, 2001, for postretirement benefits other than pensions.

At the end of 2002, the domestic pension plan was amended such that beginning January 2003, pension benefits no longer accrue for those participants in the pension plan hired or rehired after October 1999 and for those participants hired before November 1999, but with less than five years of vesting service at the end of 2002. However, these participants will continue to earn vesting service. These plan amendments resulted in a curtailment credit of $7.8 million in 2002. For those participants hired before November 1999 and with more than five years of vesting service, the pension plan was amended to reduce future benefit accruals and to increase the reduction factors for early retirement.

Also during 2002, eligibility for participation in the defined benefit postretirement medical and dental plans was changed from age 55 with at least ten years of service to age 55 with at least ten years of service after age 45, resulting in a curtailment credit of approximately $29.4 million. Also, employees with less than five years of service at the end of 2003 will only be provided access to coverage at retirement; the Company will not contribute to the cost of the coverage. This amendment resulted in an additional curtailment credit of $12.2 million. The plans were also amended such that retirees and their dependents will be required to pay 50% of plan costs in 2005 and beyond.

A December 31 measurement date is used for the defined benefit plans for pension and other postretirement benefits.

The following tables detail the changes in the funded status of defined benefit pension and other postretirement benefit plans and set forth amounts recognized and not recognized in the balance sheets:

	Pension Benefits
	Predecessor Year ended December 31, 2002	Predecessor January 1, 2003 through November 3, 2003	Successor November 4, 2003 through December 31, 2003
Change in benefit obligation
Benefit obligation at beginning of period	$519.7	$609.2	$711.4
Service cost	31.2	19.9	4.6
Interest cost	35.5	31.1	6.6
Participant contributions	1.7	1.8	0.3
Plan amendments	(7.8)	—	—
Actuarial (gain) loss	65.0	94.0	(4.0)
Benefits paid	(54.8)	(61.9)	(32.3)
Acquisitions	0.6	—	—
Special termination benefits	—	1.1	1.6
Curtailments	(3.8)	(2.8)	(0.2)
Other	—	4.6	—
Foreign currency exchange rate changes	21.9	14.4	18.2
Benefit obligation at end of period	$609.2	$711.4	$706.2

Nalco Holding Company and Subsidiaries
Notes to Combined and Consolidated Financial Statements   (continued)
(Dollars in Millions, Except Per Share Amounts)

15.    Pension and Other Postretirement Benefit Plans (continued)

	Pension Benefits
	Predecessor Year ended December 31, 2002	Predecessor January 1, 2003 through November 3, 2003	Successor November 4, 2003 through December 31, 2003
Change in plan assets
Fair value of plan assets at beginning of period	$313.3	$342.6	$342.4
Actual return on plan assets	(30.8)	34.9	13.2
Employer contributions	100.9	17.6	13.6
Participant contributions	1.7	1.8	0.3
Benefits paid	(54.8)	(61.9)	(32.3)
Foreign currency exchange rate changes	12.3	7.4	9.4
Fair value of plan assets at end of period	$342.6	$342.4	$346.6
Funded status	$(266.6)		$(359.6)
Unrecognized net actuarial (gain) loss	290.9		(13.3)
Unrecognized prior service costs	(24.9)		—
Unrecognized net transition asset	(0.8)		—
Net amount recognized	$(1.4)		$(372.9)

	Other Postretirement Benefits
	Predecessor Year ended December 31, 2002	Predecessor January 1, 2003 through November 3, 2003	Successor November 4, 2003 through December 31, 2003
Change in benefit obligation
Benefit obligation at beginning of period	$170.0	$150.2	$165.9
Service cost	4.4	4.3	1.0
Interest cost	10.6	7.6	1.6
Participant contributions	1.7	2.2	0.3
Plan amendments	(56.6)	—	—
Actuarial loss	31.1	11.5	—
Benefits paid	(11.0)	(9.9)	(2.2)
Benefit obligation at end of period	$150.2	$165.9	$166.6
Change in plan assets
Fair value of plan assets at beginning of period	$—	$—	$—
Employer contributions	9.3	7.7	1.9
Participant contributions	1.7	2.2	0.3
Benefits paid	(11.0)	(9.9)	(2.2)
Fair value of plan assets at end of period	$—	$—	$—
Funded status	$(150.2)		$(166.6)
Unrecognized net actuarial loss	96.5		—
Unrecognized prior service costs	(51.4)		—
Net amount recognized	$(105.1)		$(166.6)

Nalco Holding Company and Subsidiaries
Notes to Combined and Consolidated Financial Statements   (continued)
(Dollars in Millions, Except Per Share Amounts)

15.    Pension and Other Postretirement Benefit Plans (continued)

Amounts recognized in the balance sheets consist of:

	Pension Benefits		Other Postretirement Benefits
	Predecessor December 31, 2002	Successor December 31, 2003	Predecessor December 31, 2002	Successor December 31, 2003
Other assets	$1.7	$1.2	$—	$—
Accrued expenses	—	—	(7.3)	(9.3)
Accrued pension/postretirement benefits	(123.6)	(374.1)	(97.8)	(157.3)
Accumulated other comprehensive income	120.5	—	—	—
Net amount recognized	$(1.4)	$(372.9)	$(105.1)	$(166.6)

The accumulated benefit obligation for all defined benefit pension plans was $457.8 million and $545.0 million at December 31, 2002 and 2003, respectively.

The projected benefit obligation, accumulated benefit obligation, and fair value of plan assets for all defined benefit pension plans with accumulated benefit obligations in excess of plan assets as of the end of 2002 and 2003 were as follows:

	Predecessor 2002	Successor 2003
Projected benefit obligation	$603.0	$697.7
Accumulated benefit obligation	454.8	539.5
Fair value of plan assets	335.7	336.7

Net pension and other postretirement benefit expense for all defined benefit plans was comprised of:

	Pension Benefits
	Predecessor Year ended December 31, 2001	Predecessor Year ended December 31, 2002	Predecessor January 1, 2003 through November 3, 2003	Successor November 4, 2003 through December 31, 2003
Service cost	$28.9	$31.2	$19.9	$4.6
Interest cost	36.3	35.5	31.1	6.6
Expected return on plan assets	(38.2)	(37.3)	(27.1)	(4.5)
Amortization of prior service cost	(0.9)	(3.2)	(2.0)	—
Amortization of net transition asset	(0.1)	(0.1)	(0.1)	—
Recognized net actuarial loss	0.3	7.4	12.4	—
Special termination benefits	5.5	—	1.1	—
Settlement charge	0.3	1.8	5.9	0.1
Curtailment	(0.7)	(7.8)	2.0	(0.2)
Net benefit expense	$31.4	$27.5	$43.2	$6.6

	Other Postretirement Benefits
	Predecessor Year ended December 31, 2001	Predecessor Year ended December 31, 2002	Predecessor January 1, 2003 through November 3, 2003	Successor November 4, 2003 through December 31, 2003
Service cost	$5.2	$4.4	$4.3	$1.0
Interest cost	12.7	10.6	7.6	1.6

Nalco Holding Company and Subsidiaries
Notes to Combined and Consolidated Financial Statements   (continued)
(Dollars in Millions, Except Per Share Amounts)

15.    Pension and Other Postretirement Benefit Plans (continued)

	Other Postretirement Benefits
	Predecessor Year ended December 31, 2001	Predecessor Year ended December 31, 2002	Predecessor January 1, 2003 through November 3, 2003	Successor November 4, 2003 through December 31, 2003
Amortization of prior service cost	1.0	(8.2)	(8.4)	—
Recognized net actuarial loss	0.2	4.4	6.0	—
Special termination benefits	1.3	—	—	—
Curtailment	0.8	(41.6)	—	—
Net benefit expense (credit)	$21.2	$(30.4)	$9.5	$2.6

The weighted-average assumptions used for the U.S. defined benefit plans as of the end of the last two years were as follows:

	Pension Benefits		Other Postretirement Benefits
	Predecessor 2002	Successor 2003	Predecessor 2002	Successor 2003
Discount rates	6.75%	6.00%	6.75%	6.00%
Rates of increase in compensation levels	4.19%	4.19%	4.12%	4.12%

The weighted-average assumptions used for the foreign defined benefit pension plans as of the end of the last two years were as follows:

	Predecessor 2002	Successor 2003
Discount rates	5.74%	5.43%
Rates on increase in compensation levels	3.40%	3.35%

The weighted-average assumptions used to determine net pension and other postretirement benefit expense for the U.S. defined benefit plans were as follows:

	Predecessor			Successor
	Year ended December 31, 2001	Year ended December 31, 2002	January 1, 2003 through November 3, 2003	November 4, 2003 through December 31, 2003
Discount rates	7.75%	7.25%	6.75%	6.00%
Rates of increase in compensation levels
Pension benefits	4.18%	4.19%	4.19%	4.19%
Other postretirement benefits	4.18%	4.12%	4.12%	4.12%
Expected long-term return on plan assets	10.00%	10.00%	9.00%	8.50%

Nalco Holding Company and Subsidiaries
Notes to Combined and Consolidated Financial Statements   (continued)
(Dollars in Millions, Except Per Share Amounts)

15.    Pension and Other Postretirement Benefit Plans (continued)

The weighted-average assumptions used to determine net pension expense for the foreign defined benefit pension plans were as follows:

	Predecessor			Successor
	Year ended December 31, 2001	Year ended December 31, 2002	January 1, 2003 through November 3, 2003	November 4, 2003 through December 31, 2003
Discount rates	6.09%	5.72%	5.74%	5.43%
Rates of increase in compensation levels	4.06%	3.31%	3.40%	3.71%
Expected long-term return on plan assets	8.20%	7.60%	7.75%	7.97%

The assets in the Company's principal domestic pension plan are invested to obtain a reasonable long-term rate of return at an acceptable level of investment risk. Risk tolerance is established through careful consideration of plan liabilities, plan funded status, and corporate financial condition. Investment risk is measured and monitored on an ongoing basis through periodic investment portfolio reviews, liability measurements and asset/liability studies.

The assets in the principal domestic pension plan are diversified across equity and fixed income investments. The investment portfolio has target allocations of approximately 64% equity and 36% fixed income. Other assets such as real estate, hedge funds and private equity may be used judiciously to enhance portfolio returns and diversification. For the fiscal years ended December 31, 2002 and December 31, 2003, the plan had an immaterial amount of assets invested in these alternative investment classes.

The expected long-term rate of return is established using historical market data for each asset class as well as the target allocation. Historical markets are analyzed and long-term historical relationships between equity and fixed income investments are preserved consistent with the widely accepted capital market principle that assets with higher volatility will generate a greater return over the long run. Active management is employed in most asset classes, which also contributes to the return assumption. The total weighted-average return on each asset class supports the Company's long-term expected rate of return assumption.

The percentages of each major class of plan assets held by the Company's principal domestic defined benefit pension plan as of the end of the last two years and target allocations were as follows:

	Actual		Target Allocations
	Predecessor 2002	Successor 2003	Predecessor 2002	Successor 2003
Equity securities	65.7%	65.7%	65.0%	64.3%
Fixed income securities	34.6	34.2	35.0	35.7
Cash	(0.3)	0.1	—	—
	100.0%	100.0%	100.0%	100.0%

The Company has assumed a health care cost trend rate of 10% for 2004, decreasing ratably to 5% in 2009 and thereafter. A one-percentage-point change in assumed health care cost trend rates would have the following effects:

Nalco Holding Company and Subsidiaries
Notes to Combined and Consolidated Financial Statements   (continued)
(Dollars in Millions, Except Per Share Amounts)

15.    Pension and Other Postretirement Benefit Plans (continued)

	One-Percentage-Point Increase
	Predecessor January 1, 2003 through November 3, 2003	Successor November 4, 2003 through December 31, 2003
Increase in total of service and interest cost components	$1.7	$0.4
Increase in postretirement benefit obligation	$17.8	$17.9

	One-Percentage-Point Decrease
	Predecessor January 1, 2003 through November 3, 2003	Successor November 4, 2003 through December 31, 2003
Decrease in total of service and interest cost components	$(1.5)	$(0.3)
Decrease in postretirement benefit obligation	$(16.1)	$(16.2)

On December 8, 2003, the Medicare Prescription Drug, Improvement and Modernization Act of 2003 (the Act) was signed into law. The Act expands Medicare, primarily adding a prescription drug benefit for Medicare-eligible retirees starting in 2006. Although the Company anticipates that the benefits it pays after 2006 will be lower as a result of the new Medicare provisions, the reported accumulated benefit obligation and expense for other postretirement benefits do not reflect the impact of this legislation. Deferring the recognition of the impact of the Act's new Medicare provisions is permitted by Financial Accounting Standards Board Staff Position 106-1 due to open questions about some of the new Medicare provisions and the fact that specific authoritative accounting guidance is pending. That guidance, when issued, could require the Company to change previously reported information.

The Company does not expect to contribute to its principal domestic pension plan in 2004. Contributions to the supplementary, nonqualified pension plan and the other defined postretirement benefit plans will equal benefits paid less any participant contributions.

16.    Capital Accounts

The capital structure of the Company consists of one class of limited liability company interests represented by Units, which are identical with each other in every respect. At December 31, 2003, there were 100,186.7 million Units issued and outstanding. As of December 31, 2003, all outstanding Units were owned by the Sponsors and Dr. Joyce.

Shareholders' equity of the Predecessor at December 31, 2002 included 75 shares of Series A Voting Preferred Stock (Preferred Stock), $1.00 par value, authorized and issued by ONC, which were owned by Leo.

The Preferred Stock of ONC had a fixed annual dividend rate of $1,580,000 per share and was cumulative from and including the date of issuance, up to and including the date of liquidation, dissolution, or winding up of ONC. The dividends on the Preferred Stock were payable in cash on November 15 of each year. The Preferred Stock was redeemable, in whole or in part, at the option of ONC at any time after July 31, 2020, at a cash redemption price of $20.0 million per share plus any accrued dividends.

Nalco Holding Company and Subsidiaries
Notes to Combined and Consolidated Financial Statements   (continued)
(Dollars in Millions, Except Per Share Amounts)

16.    Capital Accounts (continued)

The Predecessor's common stock at December 31, 2002 was comprised of:

Entity Name	Authorized	Issued	Outstanding	Par Value
Ondeo Nalco (Shanghai) Trading Co., Ltd.	200,000	200,000	200,000	$1.00
Ondeo Nalco Belgium NV/SA	59,990	59,990	59,990	29.86
Ondeo Nalco France	2,000,000	2,000,000	2,000,000	20.97
Nalco Dutch Holdings B.V.	1,000	215	215	104.87
Wyss Wassertechnik AG	100	100	100	772.05
Nalco Portuguesa (Quimica Industrial) Ltd.
Class A	2	2	2	70,659.01
Class B	1	1	1	94,156.08
Calgon Europe Limited (UK)	65,780	65,780	65,780	1.61
Aquazur Ltd.	102	102	102	1.61
Ondeo Nalco Company	625	625	625	0.01

17.    Financial Instruments and Risk Management

The Company and its Predecessor have used derivatives to fix the cost of issuing debt and to manage well-defined interest rate and foreign exchange exposures. For derivative instruments not designated as hedging instruments, the unrealized gain or loss is recognized in other income (expense) in current earnings during the period of change.

Notional Amount and Credit Exposures of Derivatives

The notional amounts of derivatives discussed below do not represent amounts exchanged by the parties and, thus, are not a measure of the exposure of the Company through its use of derivatives. The amounts exchanged are calculated on the basis of the notional amounts and the other terms of the derivatives, which relate primarily to interest rates and foreign exchange rates.

The Company is exposed to credit-related losses in the event of nonperformance by counterparties to financial instruments, but it does not expect any counterparties to fail to meet their obligations given their high credit ratings.

Interest Rate Risk Management

Interest rate swap agreements were used by the Predecessor to reduce the potential impact of increases in interest rates on floating rate debt. During 2001, the Predecessor entered into an interest rate swap agreement with a former related party. This interest rate swap was designated as a hedge of future cash flows related to certain variable interest rate borrowings. Changes in fair value of the interest rate swap were recognized in other comprehensive income and subsequently reclassified into interest expense as payments became due and the swap approached maturity.

At December 31, 2002, the fair value of the interest rate swap was $15.3 million and was included in other liabilities in the accompanying balance sheet. The amount of net loss recorded in accumulated other comprehensive income was $9.2 million at December 31, 2002.

During the third quarter of 2003, it became probable that the future interest payments hedged by the swap would not be made because it was expected that the related debt would be repaid immediately before the sale of the Predecessor during the fourth quarter of 2003. As a result, the Predecessor discontinued accounting for the swap as a hedge, and a $10.9 million pretax loss reported in accumulated other comprehensive income was reclassified to earnings during the third quarter 2003.

Nalco Holding Company and Subsidiaries
Notes to Combined and Consolidated Financial Statements   (continued)
(Dollars in Millions, Except Per Share Amounts)

17.    Financial Instruments and Risk Management (continued)

The swap was terminated in October 2003, ultimately resulting in a pretax loss of $10.4 million that was reported in other income (expense) for the period January 1, 2003 through November 3, 2003.

Foreign Exchange Risk Management

The Company and its Predecessor have used various types of foreign exchange contracts, including currency swaps and forward exchange contracts, to manage foreign exchange risk. In addition, the Company uses certain foreign currency debt as a hedge of the foreign currency exposure of a portion of its net investment in foreign operations.

Upon issuance, the Company designated the €200.0 million senior notes, the €200.0 million senior subordinated notes, and the €88.0 million term loan as a hedge of its net investment in subsidiary companies whose assets, liabilities, and operations are measured using the euro as their functional currency. Because of the high degree of effectiveness between the hedging instruments and the exposure being hedged, fluctuations in the value of the euro-denominated debt due to exchange rate changes are offset by changes in the net investment. Accordingly, changes in the value of the euro-denominated debt are recognized in foreign currency translation adjustment, a component of accumulated other comprehensive income, to offset changes in the value of the Company's net investment in subsidiary companies whose financial statements are measured using the euro as their functional currency.

The Company formally assesses, on a quarterly basis, whether the euro-denominated debt is effective at offsetting changes in the value of the underlying exposure. For the period from November 4, 2003 through December 31, 2003, the Company recorded a $47.4 million non-cash pretax loss in the accumulated foreign currency translation adjustment account related to this hedge. No hedge ineffectiveness was recorded in income.

The Company's forward exchange contracts at December 31, 2003 were designated as cash flow hedges of the variability of the cash flows from certain intercompany foreign currency loans due to changes in foreign exchange rates. The fair value of these contracts was a liability of $0.5 million at December 31, 2003, and there was no net gain or loss attributable to foreign exchange contracts in accumulated other comprehensive income at December 31, 2003.

In October 2003, the Predecessor terminated three currency swap agreements when the intercompany foreign currency loans they were hedging were settled. The gain on the termination of the swaps was not material.

Nalco Holding Company and Subsidiaries
Notes to Combined and Consolidated Financial Statements   (continued)
(Dollars in Millions, Except Per Share Amounts)

18.    Fair Value of Financial Instruments

The following methods and assumptions were used to estimate the fair values of financial instruments:

Cash and cash equivalents, notes receivable from related parties, and short-term debt

The carrying amount approximates fair value because of the short-term maturities of such instruments.

Long-term debt

The carrying value of the Company's senior notes and senior subordinated notes outstanding is considered to approximate fair value due to the proximity of their date of issuance to December 31, 2003. The carrying value of amounts outstanding under the Company's senior secured credit facilities is considered to approximate fair value because interest accrues at rates which fluctuate with interest rate trends. The carrying value of other long-term debt outstanding, other than the 6.25% fixed rate unsecured notes, also approximates fair value due to the variable nature of their interest rates.

The fair value of the 6.25% fixed rate unsecured notes was based on the quoted market price for similar debt instruments.

Derivatives

The fair value of derivatives, including currency swaps, foreign currency forward exchange contracts, and interest rate swaps, was estimated based on current settlement prices and quoted market prices of comparable contracts and represents their carrying values.

The following table presents the carrying amounts and fair values of financial instruments as of the end of the last two years:

	Predecessor 2002		Successor 2003
	Carrying Amount	Fair Value	Carrying Amount	Fair Value
Assets
Cash and cash equivalents	$120.5	$120.5	$100.0	$100.0
Notes receivable from related parties	98.8	98.8	—	—
Currency swap agreements	6.6	6.6	—	—
Option agreement	1.6	1.6	—	—
Liabilities
Short-term debt	587.9	587.9	51.9	51.9
Long-term debt	38.3	41.0	3,262.8	3,265.6
Forward exchange contracts	0.8	0.8	0.5	0.5
Interest rate swap agreement	15.3	15.3	—	—

19.    Business Optimization Expenses

After its acquisition by Suez in November 1999, Nalco Chemical Company began to integrate its global operations with those of two other businesses owned by Suez: Aquazur and Calgon Corporation. Suez acquired Calgon in July 1999, which, along with the acquisition of Nalco Chemical Company, was part of a strategic plan by Suez to provide its global customers with integrated services in the water, energy and waste sectors. The integration of Suez' Aquazur operations with those of Nalco Chemical Company and Calgon was also part of this strategic plan. This integration entailed the combination and realignment of the manufacturing, selling, research and administrative support functions of the three businesses to achieve optimum efficiencies and synergies. Charges incurred consisted of consulting and other outside services, certain severance expenses, retention payments, training, travel, advertising, the integration of data processing and information systems and facility closure costs. Activities related to the integration were completed at the end of 2002.

In March 2001, the Predecessor announced a plan to optimize its manufacturing operations in North America. Among the more significant actions taken as a result of this plan, the Predecessor shifted a

Nalco Holding Company and Subsidiaries
Notes to Combined and Consolidated Financial Statements   (continued)
(Dollars in Millions, Except Per Share Amounts)

19.    Business Optimization Expenses (Continued)

significant amount of production from its Clearing plant in Chicago, Illinois to its Garyville, Louisiana and Elwood City, Pennsylvania plants. It also closed plants in Bayport, Texas; Greer, South Carolina; Jonesboro, Georgia; and Paulsboro, New Jersey. Nearly 170 positions were eliminated as a result of these actions. Charges incurred as a result of implementing this plan totaled $75.5 million during 2001, which included $49.4 million for asset write-offs and provisions for asset impairments and $26.1 million for severance and other costs. Except for selling the properties that were closed, the plan to optimize North American manufacturing operations was completed as of the end of 2001.

The Predecessor implemented a plan during 2001 to reduce costs and improve efficiency throughout the organization and as a result, about 200 positions were eliminated. Expenses incurred during 2002 primarily consisted of severance and outside consulting costs.

As a result of acquiring Exxon's interest in the Nalco/Exxon Energy Chemicals, L.P. (Nalco/Exxon) joint venture in 2001, the Predecessor incurred costs related to integrating the operations of the joint venture with those of the Predecessor. Certain costs totaling $6.0 million, which were related to the integration, including severance, employee relocations, and assets impairments, were accrued as a liability on the date of acquisition.

During 2002, the Predecessor began a program to realign its support for the petroleum, petrochemical, pulp, and paper industries to provide one-stop process improvement and water treatment sales and service to these key customers. As a result, the Predecessor and the Company incurred expenses during 2002 and 2003, which consisted primarily of severance, outplacement, and employee relocations, for about 100 personnel.

The Predecessor also incurred consulting and other expenses that were charged to business optimization expenses during 2002 and 2003.

Business optimization expenses were comprised of the following:

	Predecessor			Successor
	Year ended December 31, 2001	Year ended December 31, 2002	January 1, 2003 through November 3, 2003	November 4, 2003 through December 31, 2003
Integration-Nalco Chemical Company, Aquazur and Calgon	$62.0	$5.6	$—	$—
North American manufacturing process optimization	75.5	—	—	—
2001 cost reduction and efficiency improvement	33.0	10.6	—	—
2002 business realignment	—	8.9	18.8	0.8
Nalco/Exxon integration	1.8	7.7	1.5	—
	$172.3	$32.8	$20.3	$0.8

As of December 31, 2002, the Predecessor had $4.0 million of business optimization expense liabilities which were recorded in accrued expenses. All Predecessor business optimization plans were completed as of December 31, 2003.

Nalco Holding Company and Subsidiaries
Notes to Combined and Consolidated Financial Statements   (continued)
(Dollars in Millions, Except Per Share Amounts)

20.    Summary of Other Income (Expense)

The components of other income (expense), net in the statement of operations include the following:

	Predecessor			Successor
	Year ended December 31, 2001	Year ended December 31, 2002	January 1, 2003 through November 3, 2003	November 4, 2003 through December 31, 2003
Gain (loss) on sale of business	$1.3	$12.4	$(5.2)	$—
Suez management fees	(2.5)	(3.1)	(2.9)	—
Sponsor monitoring fees	—	—	—	(1.8)
Franchise taxes	(5.6)	(4.4)	(0.3)	(0.5)
Equity in earnings of unconsolidated subsidiaries	2.8	3.6	2.0	0.4
Foreign currency exchange adjustments	(0.5)	0.8	3.0	(0.9)
Swap settlement	—	—	(10.4)	—
Other income (expense), net	(10.6)	(8.6)	(5.5)	(0.7)
	$(15.1)	$0.7	$(19.3)	$(3.5)

21.    Related Party Transactions

As part of the Acquisition, the Company executed a Transaction Fee Agreement whereby the Company agreed to pay affiliates of the Sponsors for the financial and structural analysis, due diligence investigations, other advice and negotiation assistance necessary in order to enable the Acquisition to be consummated. Pursuant to this agreement, the Company paid affiliates of the Sponsors a transaction fee of $75.0 million. The Company also reimbursed affiliates of the Sponsors $1.1 million for miscellaneous expenses incurred in connection with the Acquisition. The transaction fee and expense reimbursement have been capitalized and included as part of the purchase price.

On November 4, 2003, the Company entered into a Monitoring Fee Agreement with affiliates of the Sponsors for monitoring, advisory and consulting services in relation to the affairs of the Company, including debt and equity offerings, relationships with bankers and lenders, corporate strategy, acquisitions and dispositions, and other matters as may be requested. The Company has agreed to pay an annual monitoring fee of at least $10.0 million for these services. The fee may be increased depending on the Company's earnings. During the period from November 4, 2003 through December 31, 2003, the Company paid $1.8 million for these services.

The Predecessor provided certain manufacturing and selling services to other subsidiaries of Suez. Amounts earned by the Predecessor for the year ended December 31, 2001, the year ended December 31, 2002 and for the period from January 1, 2003 through November 3, 2003 were $0.8 million, $1.4 million and $0.3 million, respectively. In addition, the Predecessor paid Suez management fees of $2.5 million, $3.1 million and $2.9 million for the year ended December 31, 2001, the year ended December 31, 2002 and for the period from January 1, 2003 through November 3, 2003, respectively.

The Predecessor lent funds to various other subsidiaries of Suez. Interest earned from related companies was $2.9 million, $2.4 million and $1.0 million for the year ended December 31, 2001, the year ended December 31, 2002 and for the period from January 1, 2003 through November 3, 2003, respectively. Total notes receivable from related companies at December 31, 2002 was $101.6 million, of which $98.8 million was classified as a current asset.

The Predecessor also borrowed funds from other subsidiaries of Suez. Interest expense to related companies was $29.6 million, $24.9 million, and $13.5 million for the year ended December 31, 2001,

Nalco Holding Company and Subsidiaries
Notes to Combined and Consolidated Financial Statements   (continued)
(Dollars in Millions, Except Per Share Amounts)

21.    Related Party Transactions (continued)

the year ended December 31, 2002 and for the period from January 1, 2003 through November 3, 2003, respectively. Total notes payable and interest payable to related companies at December 31, 2002 was $473.7 million and $0.8 million, respectively.

The Predecessor was a counterparty to an interest rate swap agreement with a subsidiary of Suez. The swap was terminated in October 2003, resulting in a pretax charge of $10.4 million.

The amount receivable by the Predecessor from related companies for manufacturing services, technical support, interest earned, and other miscellaneous charges was $0.7 million at December 31, 2002.

Certain excess cash amounts and tax payments of Leo, ONC's 100-percent shareholder, were loaned to ONC as available. At December 31, 2002, the total amount payable to Leo was $145.3 million.

22.    Segment Information

The Company provides integrated water treatment and process improvement services for industrial and institutional applications, using technologically advanced solutions, combining chemical products and equipment, and consistent, reliable on-site service and expertise. These solutions and services enable the Company's customers to improve production yields, lower manufacturing costs, extend asset lives and maintain environmental standards at costs that represent a small share of their overall production expense.

The Company is organized based on the end markets it serves or the geographic location of the customer. The organization is comprised of the following reportable segments:

Industrial and Institutional Services – This segment serves the water treatment and process chemical needs of the industrial, institutional, and municipal markets in all regions of the world other than the Pacific region, although the mining industry is served globally.

Energy Services – This segment serves the process chemicals and water treatment needs of the global petroleum and petrochemical industries in both upstream and downstream applications.

Paper Services – This segment serves the process chemicals and water treatment needs of the pulp and paper industry in all regions of the world other than the Pacific region.

Other – This segment serves the water treatment and process chemical needs of all industries in the Pacific region, other than mining, petroleum and petrochemicals. It also includes alternative channels to market, supply chain activities, and certain other operating expenses not allocated to a segment.

The accounting policies of the segments are the same as those described in Note 3. The Company evaluates the performance of its segments based on "direct contribution", which is defined as net sales, less cost of products sold (excluding variances to standard costs), selling expenses, marketing expenses and research expenses directly attributable to each segment. There are no intersegment revenues.

Nalco Holding Company and Subsidiaries
Notes to Combined and Consolidated Financial Statements   (continued)
(Dollars in Millions, Except Per Share Amounts)

22.    Segment Information (continued)

Net sales by reportable segment were as follows:

	Predecessor			Successor
	Year ended December 31, 2001	Year ended December 31, 2002	January 1, 2003 through November 3, 2003	November 4, 2003 through December 31, 2003
Industrial and Institutional Services	$1,085.7	$1,121.3	$982.5	$203.5
Energy Services	704.9	702.1	613.2	126.5
Paper Services	558.8	544.4	467.9	93.9
Other	270.3	276.5	242.9	36.2
	$2,619.7	$2,644.3	$2,306.5	$460.1

The following table presents direct contribution by reportable segment and reconciles the total segment direct contribution to earnings (loss) before income taxes:

	Predecessor			Successor
	Year ended December 31, 2001	Year ended December 31, 2002	January 1, 2003 through November 3, 2003	November 4, 2003 through December 31, 2003
Segment direct contribution
Industrial and Institutional Services	$214.2	$280.1	$261.9	$49.4
Energy Services	157.8	171.1	141.2	25.0
Paper Services	138.4	139.1	114.8	22.3
Other	(17.5)	(46.9)	(56.9)	(26.6)
Total segment direct contribution	492.9	543.4	461.0	70.1
Income (expenses) not allocated to segments
Administrative expenses	(179.7)	(154.5)	(167.8)	(33.9)
Amortization of intangible assets	(171.3)	(89.2)	(68.9)	(15.4)
Impairment of goodwill	—	—	(244.4)	—
In-process research and development	(1.3)	—	—	—
Business optimization expenses	(172.3)	(32.8)	(20.3)	(0.8)
Operating earnings (loss)	(31.7)	266.9	(40.4)	20.0
Other income (expense), net	(15.1)	0.7	(19.3)	(3.5)
Interest income	8.8	7.8	7.1	0.6
Interest expense	(44.4)	(38.5)	(32.7)	(49.6)
Earnings (loss) before income taxes	$(82.4)	$236.9	$(85.3)	$(32.5)

The Company has a single supply chain organization that serves all the reportable segments. As such, asset and capital expenditure information by reportable segment has not been reported and is not available, since the Company does not produce such information internally. In addition, although depreciation expense is a component of each reportable segment's direct contribution, it is not discretely identifiable.

Nalco Holding Company and Subsidiaries
Notes to Combined and Consolidated Financial Statements   (continued)
(Dollars in Millions, Except Per Share Amounts)

22.    Segment Information (continued)

Net sales by geographic region were as follows:

	Predecessor			Successor
	Year ended December 31, 2001	Year ended December 31, 2002	January 1, 2003 through November 3, 2003	November 4, 2003 through December 31, 2003
United States	$1,447.4	$1,369.2	$1,110.6	$212.0
Other Countries	1,172.3	1,275.1	1,195.9	248.1
	$2,619.7	$2,644.3	$2,306.5	$460.1

Long-lived assets by geographic region were as follows:

	Predecessor	Successor
	December 31,	December 31,
	2002	2003
United States	$5,024.4	$3,185.2
Other countries	530.5	2,003.0
	$5,554.9	$5,188.2

Net sales by geographic area were determined based on origin of sale. Geographic data on long-lived assets is based on physical location of those assets. There were no sales from a single foreign country that were material to the combined net sales of the Company.

23.    Contingencies and Litigation

The Company has been named as a potentially responsible party (PRP) by the Environmental Protection Agency or state enforcement agencies at three waste sites where some financial contribution is or may be required.

These agencies have also identified many other parties who may be responsible for cleanup costs at the waste disposal sites. The Company's financial contribution to remediate these sites is expected to be minor. There has been no significant financial impact on the Company up to the present, nor is it anticipated that there will be in the future, as a result of these matters. The Company has made and will continue to make provisions for these costs if the Company's liability becomes probable and when costs can be reasonably estimated. The Company's undiscounted reserves for the maximum amount of known environmental cleanup costs were $2.3 million at December 31, 2003.

These environmental reserves represent management's current estimate of its proportional cleanup costs and are based upon negotiation and agreement with enforcement agencies, its previous experience with respect to cleanup activities, a detailed review by the Company of known conditions, and information about other PRPs. They are not reduced by any possible recoveries from insurance companies or other PRPs not specifically identified. Although management cannot determine whether or not a material effect on future operations is reasonably likely to occur, given the evolving nature of environmental regulations, it believes that the recorded reserve levels are appropriate estimates of the potential liability. Although settlement will require future cash outlays, it is not expected that such outlays will materially impact the Company's liquidity position. The Company's 2003 expenditures relating to environmental compliance and cleanup activities were not significant.

The Company has received subpoenas from the U.S. Department of Justice for documents and testimony relating to its storage of hazardous materials at its plant in Garyville, Louisiana. No charges or indictments have been filed, but the outcome of this investigation is unknown to the Company.

Effective January 1, 2003, the Predecessor adopted SFAS No. 143, Accounting for Asset Retirement Obligations, which addresses financial accounting requirements for retirement obligations associated

Nalco Holding Company and Subsidiaries
Notes to Combined and Consolidated Financial Statements   (continued)
(Dollars in Millions, Except Per Share Amounts)

23.    Contingencies and Litigation (continued)

with tangible long-lived assets. SFAS No. 143 requires that the fair value of a liability for an asset retirement obligation be recognized in the period in which it is incurred and capitalized as part of the carrying amount of the long-lived asset. Changes in the liability due to the passage of time are recognized as an operating expense, and the capitalized cost is depreciated over the useful life of the related asset. Adoption of SFAS No. 143 had no impact on the Predecessor's financial position, results of operations, or cash flows. No asset retirement obligations were recorded at December 31, 2003, since information concerning potential settlement dates of any obligations is unknown.

In the ordinary course of its business, the Company is also a party to a number of lawsuits and is subject to various claims relating to its business, trademarks, employee matters, and chemical related expenses, the outcome of which, in the opinion of management, should not have a material effect on the consolidated financial position of the Company. The Company maintains accruals and/or has insurance in those instances where there is reason to believe that significant costs might be incurred.

24.    Subsequent Event

On January 21, 2004, the Company's subsidiary, Nalco Finance Holdings LLC and its 100% owned subsidiary, Nalco Finance Holdings Inc. (together, the Issuers), issued $694.0 million aggregate principal amount at maturity of 9.0% senior discount notes due 2014. Prior to February 1, 2009, interest will accrue on the senior discount notes in the form of an increase in the accreted value of such notes. Thereafter, cash interest on the senior discount notes will accrue and be payable semiannually in arrears on February 1 and August 1 of each year, commencing on August 1, 2009, at a rate of 9.0% per annum. The accreted value of each note will increase from the date of issuance until February 1, 2009 at a rate of 9.0% per annum, reflecting the accrual of non-cash interest, such that the accreted value will equal the principal amount at maturity on February 1, 2009.

The Company and the Issuers do not generate any revenue, and Nalco Finance Holdings Inc. was incorporated solely to accommodate the issuance of the notes by Nalco Finance Holdings LLC. All of the Company's consolidated assets are owned, and all of the Company's consolidated net sales are earned, by its direct and indirect subsidiaries. As of December 31, 2003, the Company's subsidiaries had $1,069.0 million of restricted net assets.

The terms of Nalco Company's senior credit agreement fully prohibit Nalco Holdings LLC and its subsidiaries from paying dividends or otherwise transferring their assets to the Issuers or the Company. Further, the terms of the indentures governing the existing senior notes and senior subordinated notes of Nalco Company significantly restrict Nalco Company and the Issuers' other subsidiaries from paying dividends or otherwise transferring assets to the Issuers or the Company. The ability of Nalco Company to make such payments is governed by a formula based on its consolidated net income, as well as meeting certain other conditions. Notwithstanding such restrictions, such indentures permit an aggregate of $50.0 million of such payments to be made whether or not there is availability under the formula or the conditions to its use are met. The Issuers' subsidiaries will be permitted under the terms of the senior credit facilities and other indebtedness to incur additional indebtedness that may severely restrict or prohibit the making of distributions, the payment of dividends or the making of loans by such subsidiaries to the Issuers or the Company.

Net proceeds received from issuance of the senior discount notes were $449.9 million, and included a $4.1 million premium that will be amortized over the term of the notes. Nalco Finance Holdings LLC used the net proceeds to make a return of capital distribution of approximately $446.9 million to its parent, Nalco Investment Holdings LLC, and to pay fees of $1.2 million that were incurred to issue the notes.

Nalco Holding Company and Subsidiaries
Condensed Consolidated Balance Sheets
(Dollars in Millions)

	December 31, 2003	(Unaudited) June 30, 2004
Assets
Current assets:
Cash and cash equivalents	$100.0	$98.9
Accounts receivable, less allowances of $21.0 in 2003 and $21.9 in 2004	482.9	498.3
Inventories:
Finished products	233.6	222.7
Materials and work in process	61.5	55.4
	295.1	278.1
Prepaid expenses, taxes and other current assets	97.6	93.2
Total current assets	975.6	968.5

Property, plant, and equipment, net	865.6	831.5
Intangible assets:
Goodwill	2,500.1	2,305.5
Other intangibles, net	1,408.9	1,353.5
Other assets	413.6	395.8
Total assets	$6,163.8	$5,854.8

Liabilities and unitholder's equity
Current liabilities:
Accounts payable	$155.9	$187.7
Short-term debt	51.9	17.5
Other current liabilities	321.0	292.7
Total current liabilities	528.8	497.9

Other liabilities:
Long-term debt	3,262.8	3,616.5
Deferred income taxes	624.0	588.2
Accrued pension benefits	374.1	391.6
Other liabilities	293.5	303.3

Minority interest	11.6	12.3
Unitholder's equity	1,069.0	445.0
Total liabilities and unitholder's equity	$6,163.8	$5,854.8

See accompanying notes to condensed consolidated and combined financial statements.

Nalco Holding Company and Subsidiaries
Condensed Consolidated and Combined Statements of Operations (Unaudited)
(Dollars in Millions)

	Predecessor	Successor	Predecessor	Successor
	Three Months ended June 30, 2003	Three Months ended June 30, 2004	Six Months ended June 30, 2003	Six Months ended June 30, 2004
Net sales	$694.5	$740.4	$1,352.7	$1,453.7
Operating costs and expenses:
Cost of product sold	(331.2)	(365.5)	(654.9)	(733.7)
Selling, administrative, and research expenses	(269.5)	(268.3)	(531.1)	(527.8)
Impairment of goodwill	(244.4)	—	(244.4)	—
Amortization of intangible assets	(21.0)	(24.9)	(41.3)	(49.1)
In-process research and development	—	—	—	(122.3)
Business optimization expenses	(7.2)	—	(9.7)	—
	(873.3)	(658.7)	(1,481.4)	(1,432.9)

Operating earnings (loss)	(178.8)	81.7	(128.7)	20.8

Other income (expense), net	0.3	(1.8)	(0.2)	(5.3)
Interest income	1.2	2.7	4.3	5.4
Interest expense	(9.2)	(62.7)	(19.5)	(123.7)

Earnings (loss) before income taxes	(186.5)	19.9	(144.1)	(102.8)

Income tax provision	(24.0)	(16.6)	(40.6)	(19.6)

Minority interests	(1.6)	(0.9)	(3.0)	(1.9)
Net income (loss)	$(212.1)	$2.4	$(187.7)	$(124.3)

See accompanying notes to condensed consolidated and combined financial statements.

Nalco Holding Company and Subsidiaries
Condensed Consolidated and Combined Statements of Cash Flows (Unaudited)
(Dollars in Millions)

	Predecessor	Successor
	Six Months ended June 30, 2003	Six Months ended June 30, 2004
Operating activities
Net loss	$(187.7)	$(124.3)
Adjustments to reconcile net loss to net cash provided by operating activities:
Depreciation	60.7	56.9
Amortization	41.3	49.1
Impairment of goodwill	244.4	—
In-process research and development	—	122.3
Amortization of deferred financing costs and accretion of senior discount notes	—	23.3
Other, net	9.2	0.4
Changes in operating assets and liabilities	(38.3)	(2.3)
Net cash provided by operating activities	129.6	125.4

Investing activities
Purchase price adjustment on acquisition of Ondeo Nalco Group	—	25.6
Additions to property, plant, and equipment, net	(40.4)	(34.9)
Business purchases/sales, net	(15.0)	—
Other investing activities	(24.5)	(0.4)
Net cash used for investing activities	(79.9)	(9.7)

Financing activities
Changes in short-term debt, net	(48.8)	(33.5)
Proceeds from long-term debt	0.9	542.9
Repayments of long-term debt	(1.7)	(184.0)
Capital contributions	31.4	9.8
Capital distributions	—	(446.9)
Other	—	(2.0)
Net cash used for financing activities	(18.2)	(113.7)
Effect of exchange rate changes on cash and cash equivalents	7.7	(3.1)
Increase (decrease) in cash and cash equivalents	39.2	(1.1)
Cash and cash equivalents at beginning of period	120.5	100.0
Cash and cash equivalents at end of period	$159.7	$98.9

See accompanying notes to condensed consolidated and combined financial statements

Nalco Holding Company and Subsidiaries
Notes to Condensed Consolidated and Combined Financial Statements
(Unaudited)
(Dollars in Millions)

June 30, 2004

1.     Description of Business and Change in Ownership

Description of Business

Nalco Holding Company and subsidiaries (the Company or Successor) is engaged in the worldwide manufacture and sale of highly specialized service chemical programs. This includes production and service related to the sale and application of chemicals and technology used in water treatment, pollution control, energy conservation, oil production and refining, steelmaking, papermaking, mining, and other industrial processes.

Change in Ownership

On November 4, 2003, our indirect subsidiary, Nalco Holdings LLC (the Buyer), a newly formed entity controlled by affiliates of The Blackstone Group, L.P., Apollo Management, L.P., and The Goldman Sachs Group, Inc. (collectively, the Sponsors), pursuant to a Stock Purchase Agreement (as amended, the Stock Purchase Agreement) with Suez S.A. (Suez or Seller) and certain of its affiliates, acquired the net assets of Ondeo Nalco Group (as defined in Note 2 below) for $4,127.1 million including direct costs of the acquisition of $125.6 million, excluding assumed debt of $30.2 million, and subject to certain closing and post-closing adjustments (the Acquisition).

The Buyer was capitalized by equity investments totaling $991.9 million from the Sponsors and $10.0 million from Dr. William H. Joyce, the Chairman and Chief Executive Officer of the Buyer. The equity investments were made to Nalco Investment Holdings LLC, the direct parent company of the Buyer, which, in turn, contributed $1,001.9 million to the Buyer and was its parent company as of December 31, 2003. Funding for the Acquisition included the equity investments and the issuance of senior notes and senior subordinated notes (the Notes) in a private offering, and new revolving credit and term loan facilities by the Buyer, through its 100% owned subsidiary, Nalco Company.

The Stock Purchase Agreement provided for certain adjustments of the purchase price, including adjustments based on the closing working capital and indebtedness (as both are defined in the Stock Purchase Agreement) of the Ondeo Nalco Group at the date of the Acquisition. On March 25, 2004, the Buyer and Suez agreed to a $25.6 million working capital adjustment payable to the Buyer plus interest. This adjustment was not reflected in the consolidated financial statements as of December 31, 2003. The Buyer recorded the purchase price adjustment in 2004 by decreasing goodwill.

On January 14, 2004, Nalco Investment Holdings LLC contributed its 100% interest in the Buyer to a newly formed entity, Nalco Finance Holdings LLC, in exchange for a 99% interest in Nalco Finance Holdings LLC. The remaining 1% interest in Nalco Finance Holdings LLC is held indirectly by Nalco Investment Holdings LLC through its wholly owned subsidiary, Nalco Finance Holdings II Inc. As of January 14, 2004, Nalco Finance Holdings LLC became the direct parent company of the Buyer. Subsequent to that date, the Sponsors and Dr. Joyce engaged in a series of transactions that ultimately resulted in a newly formed entity, Nalco LLC, becoming the indirect and ultimate parent company of Nalco Investment Holdings LLC, Nalco Finance Holdings LLC, and the Buyer. Nalco LLC's interests in Nalco Investment Holdings LLC were held through its holdings of 100% of the interests of each of BCP Nalco I LLC, BCP Nalco II LLC, APV Nalco LLC, GS Nalco LLC and JAG Nalco LLC (collectively, the Sponsor entities), which collectively held 100% of the interests of Nalco Investment Holdings LLC.

On June 1, 2004, Nalco Investment Holdings II LLC was formed as a direct subsidiary of Nalco LLC. On June 7, 2004, Nalco Investment Holdings II LLC merged with each of the Sponsor entities and was the surviving entity of such merger. As a result of the merger, Nalco Investment Holdings II LLC owned 100% of the equity interests of Nalco Investment Holdings LLC. On June 17, 2004, Nalco

Nalco Holding Company and Subsidiaries
Notes to Condensed Consolidated and Combined Financial Statements  (continued)
(Unaudited)
(Dollars in Millions)

1.     Description of Business and Change in Ownership (continued)

Investment Holdings II LLC was converted into a corporation named Nalco Investment Holdings II Corp. and has since been renamed Nalco Holding Company. Because the ultimate ownership of the entities in the Successor company financial statements did not change, such financial statements have been presented as if Nalco Holding Company was the parent company since the date of the Acquisition.

2.    Basis of Presentation

These consolidated and combined financial statements should be read in conjunction with the consolidated financial statements of the Successor as of December 31, 2003 and for the period from November 4, 2003 to December 31, 2003, the combined financial statements of the Predecessor as of December 31, 2002 and 2001 and for each of the two years in the period ended December 31, 2002 and the combined financial statements of the Predecessor for the period from January 1, 2003 to November 3, 2003.

Predecessor — The accompanying combined financial statements of the Predecessor prior to the Acquisition include the consolidated financial statements of Ondeo Nalco Company and subsidiaries (ONC) and the combined financial statements of certain subsidiaries of Nalco International SAS (NIS) plus Calgon Europe Limited (UK), owned by Degremont (a former related party). The combined financial statements of NIS subsidiaries are a combination of the consolidated financial statements of Ondeo Nalco France, the consolidated financial statements of Aquazur Ltd., and the consolidated financial statements of Nalco Dutch Holdings B.V., Ondeo Nalco Belgium NV/SA, Wyss Wassertechnik AG, Ondeo Nalco (Shanghai) Trading Co., Ltd., and Nalco Portuguesa (Quimica Industrial) Ltd. Ondeo Industrial Solutions North America, a subsidiary of ONC, has been excluded from the Predecessor, as it was not acquired by the Company.

Successor — The accompanying consolidated financial statements include the accounts of Nalco Holding Company and subsidiaries (collectively, the Company) subsequent to the Acquisition.

The accompanying unaudited consolidated financial statements of the Successor and unaudited combined financial statements of the Predecessor have been prepared in accordance with generally accepted accounting principles for interim financial information. Accordingly, they do not include all of the information and footnotes required by accounting principles generally accepted in the United States for complete financial statements. Management believes these financial statements include all normal recurring adjustments considered necessary for a fair presentation of the financial position and results of operations of the Company. Operating results for the three months and six months ended June 30, 2004 are not necessarily indicative of results that may be expected for the year ended December 31, 2004.

Certain reclassifications have been made to the prior year data to conform to the current year presentation which had no effect on net income reported for any period.

The consolidated financial statements of the Successor as of and for the three months and six months ended June 30, 2004 reflect the Acquisition under the purchase method of accounting, in accordance with the Financial Accounting Standards Board ("FASB") Statement of Financial Accounting Standards ("SFAS") No. 141, Business Combinations.

The following unaudited pro forma financial data summarizes the results of operations for the three months and six months ended June 30, 2003 as if the Acquisition had occurred as of the beginning of that period.

Pro forma adjustments include adjustments for (1) purchase accounting, including, (i) the elimination of inventory write-up recorded as a result of the Acquisition, (ii) adjustments to depreciation and

Nalco Holding Company and Subsidiaries
Notes to Condensed Consolidated and Combined Financial Statements  (continued)
(Unaudited)
(Dollars in Millions)

2.    Basis of Presentation (continued)

amortization to reflect the fair value of property, plant and equipment and identified intangible assets (with finite lives), (iii) elimination of the pension and other postretirement benefit amortization of unrecognized actuarial losses, prior service costs and transition obligations and assets losses, and (2) adjustments for items directly related to the transaction, including (i) rent expense that we would have incurred had the sublease of our Naperville, Illinois headquarters and research facility been in place, (ii) elimination of management fees that Suez and its affiliates charged to the Company for general corporate overhead and of charges to Suez and its affiliates for tax planning and compliance and treasury administration provided by the Company in North America, (iii) adjustments to interest expense to reflect the Company's new capital structure, and (iv) corresponding adjustments to income tax expense.

These pro forma amounts are not necessarily indicative of the results that would have been attained if the Acquisition had occurred at the beginning of each period presented or that may be attained in the future.

	Predecessor (unaudited)
	Three Months ended June 30, 2003	Six Months ended June 30, 2003
Net sales	$694.5	$1,352.7
Operating loss	(179.0)	(131.5)
Net loss	(246.6)	(256.7)

The Company has not finalized the allocation of the purchase price as of June 30, 2004. The Company has preliminarily allocated the purchase price on the basis of its current estimate of the fair value of the underlying assets acquired and liabilities assumed as follows:

Nalco Holding Company and Subsidiaries
Notes to Condensed Consolidated and Combined Financial Statements  (continued)
(Unaudited)
(Dollars in Millions)

2.    Basis of Presentation (continued)

As of November 4, 2003
Current assets:
Cash and cash equivalents	$24.3
Trade accounts receivable	476.5
Inventories	316.5
Other current assets	98.0
Goodwill	2,273.1
Intangible assets	1,410.0
Purchased in-process research and development	122.3
Other noncurrent assets	366.3
Property, plant and equipment	852.7
Total assets acquired	5,939.7

Current liabilities:
Accounts payable	138.7
Accrued expenses	252.4
Other current liabilities	74.9
Long-term debt	30.2
Deferred income taxes	657.9
Accrued pension and other postretirement benefits	539.9
Other noncurrent liabilities	144.2
Total liabilities assumed	1,838.2
Net assets acquired	$4,101.5

Cash and cash equivalents, trade accounts receivable, other current assets, accounts payable, accrued expenses and other current liabilities were stated at historical carrying values, given the short-term nature of these assets and liabilities. Inventory and long-term debt outstanding as of the effective date of the Acquisition have been recorded based on management's judgments and estimates. The Company's projected pension and other postretirement benefit obligations and assets have been reflected in the allocation of purchase price at the projected benefit obligation less plan assets at fair market value, based on management's computations which included valuations performed by independent actuaries engaged by the Company. Deferred income taxes have been provided in the consolidated balance sheet based on the Company's preliminary estimates of the tax versus book basis of the assets acquired and liabilities assumed, as adjusted to estimated fair values. Valuation allowances were established for deferred tax assets related to all of the net operating loss carryforwards for which utilization is uncertain.

The Company engaged independent appraisers to assist in determining the fair values of property, plant and equipment and intangible assets acquired, including purchased in-process research and development (IPR&D), trade names, trademarks, developed technology and customer relationships. The Company has received preliminary values from the appraisers, which have been included in the above table, however, the final appraisals are not yet complete. Thus, the Company has not yet completed its allocation of purchase price and may make further adjustments to the preliminary allocations in subsequent periods. The Company expects to receive final valuations from the independent appraisers in the second half of 2004 and complete its purchase accounting by the fourth quarter of 2004.

Nalco Holding Company and Subsidiaries
Notes to Condensed Consolidated and Combined Financial Statements  (continued)
(Unaudited)
(Dollars in Millions)

2.    Basis of Presentation (continued)

The Company recorded a one-time charge for purchased IPR&D expenses of $122.3 million during the six months ended June 30, 2004. The value of purchased IPR&D was comprised of five ongoing development projects at the date of the Acquisition. Purchased IPR&D was derived by assigning values to those projects identified by management as having economic value, but that had not yet reached technological feasibility and had no alternative future use. These products had not been released to the market as of the date of the Acquisition, but the features and functionality of the products had been defined.

During the six months ended June 30, 2004, the Company reduced by $0.2 million the estimated fair value of property, plant and equipment to reflect the most recent updated valuation provided by its independent appraisers.

Trademarks and trade names have been preliminarily valued based on the relief of royalty approach. This method allocates value based on what the Company would be willing to pay as a royalty to a third-party owner of the trademark or trade name in order to exploit the economic benefits. Trademarks and trade names that have been valued under this approach have a preliminary value of $830.0 million with an estimated indefinite life.

Patents and developed technology have been preliminarily valued based on the relief of royalty approach. This method allocates value based on what the Company would be willing to pay as a royalty to a third-party owner of the patent or technology in order to exploit the economic benefits. The technologies that have been valued under this approach have a preliminary value of $100.0 million with an estimated weighted average useful life of 10 years.

Customer relationships have been preliminarily valued using an income approach after considering a fair return on fixed assets, working capital, patents, trade names, trademarks, technology, and assembled workforce. A preliminary value of $480.0 million has been assigned to customer relationships. As of December 31, 2003, an estimated useful life of 10 years had been used based on preliminary information obtained from our independent appraisers. In the six months ended June 30, 2004, we obtained updated information from our independent appraisers and revised the estimated useful life of customer relationships to 16 years.

Based on the preliminary estimates, approximately $3.4 billion of goodwill and other intangible assets will not be deductible for income tax purposes. The primary reasons for the Acquisition and the primary factors that contributed to a purchase price that resulted in recognition of goodwill include:

•	The Company's leading market position as a global provider of integrated water treatment and process improvement services, chemicals and equipment programs for industrial and institutional applications offers a competitive advantage in competing for new customers;

•	The Company being one of only a small number of companies that can provide turnkey water management solutions on a global basis (130 countries across six continents) offers a competitive advantage in meeting the global needs of multinational customers and mitigates the potential impact of volatility in any individual country or region;

•	The diverse customer base and industries served minimizes the potential impact of volatility from any one customer or industry.

Other considerations affecting the value of goodwill include:

•	The potential for improved earnings and cash flow gained from operating as a stand-alone company with focused management effort and more efficient resource management and from the ability of the assembled work force to drive significant annual cost reductions in the administrative and overhead functions;

Nalco Holding Company and Subsidiaries
Notes to Condensed Consolidated and Combined Financial Statements  (continued)
(Unaudited)
(Dollars in Millions)

2.    Basis of Presentation (continued)

•	The historical heavy investment in recruiting and continuously training more than 5,000 sales professionals and engineers;

•	The ability of the assembled workforce to develop future innovative technologies and products, as has been done in the past through a focused commitment to technology, research and development;

•	The application of purchase accounting, particularly for such items as pension and other post-retirement benefits for which significant reserve balances were recorded with no corresponding significant short-term cash outflows.

In conjunction with the Acquisition, the Company is in the process of formulating a plan to exit or restructure certain activities. The Company has not completed this analysis, but has recorded initial liabilities of $31.6 million, primarily for employee severance and related costs in connection with the Company's preliminary plan to exit or restructure certain activities. As of June 30, 2004, $23.1 million has been charged against this accrual. The Company expects that these initial activities will be completed by the end of 2004. The Company also expects to finalize any further plans to exit or restructure activities by the end of the third quarter 2004, at which time it may record additional liabilities related to additional exit and restructuring activities.

The consolidated statement of operations for the six months ended June 30, 2004 includes an additional $14.5 million in cost of products sold representing the sale of inventory that had been revalued at selling price less costs to sell in purchase accounting.

3.    Trade Accounts Receivable Securitization

In June 2004, the Company entered into a three-year accounts receivable securitization facility with a commercial paper conduit sponsored by one of the lenders under the Company's senior credit facilities. The facility provides up to $100 million in funding, based on availability of eligible trade accounts receivable and other customary factors.

In connection with the facility, the Company established a bankruptcy-remote, wholly owned, special purpose limited liability company (the "Transferor"), into which Nalco Company and one of its domestic subsidiaries (the "Sellers") transfer all eligible trade accounts receivable (the "Receivables"). Pursuant to a Receivables Transfer Agreement, the Transferor then transfers an undivided interest in the Receivables to the commercial paper conduit or the related bank sponsor (the "Transferees") in exchange for cash.

The financing fee charged by the Transferees under the facility is based on the amount funded and the conduit's cost of funds for issuing commercial paper plus a margin that varies based on the leverage ratio as calculated under the Company's senior credit facilities. A commitment fee that varies based on the same ratio and the unused portion of the facility is also charged by the conduit. Under the facility, Nalco Company services, administers and collects the Receivables, for which it receives a monthly servicing fee of 1% per annum of the average daily outstanding balance of Receivables.

Availability of funding under the facility depends primarily upon the outstanding Receivables balance from time to time. The facility may be terminated for, among other reasons, material breaches of representations and warranties, bankruptcies of the Sellers or the Transferor, a judgment or order for the payment of money is rendered against the Transferor, cross-defaults to the Company's other debt, or breach of specified financial covenants. The Company is currently in compliance with these covenants.

The facility is accounted for as a secured borrowing, resulting in the funding and related Receivables being shown as liabilities and assets, respectively, on the Company's consolidated balance sheet and

Nalco Holding Company and Subsidiaries
Notes to Condensed Consolidated and Combined Financial Statements  (continued)
(Unaudited)
(Dollars in Millions)

3.    Trade Accounts Receivable Securitization (continued)

the costs associated with the facility being recorded as interest expense. At June 30, 2004, the Company had outstanding borrowings of $92.0 million under the facility, which the Company had used to repay term loans under the senior credit facilities.

4.    Goodwill and Other Intangible Assets

The changes in goodwill for the period were as follows:

Balance as of December 31, 2003	$2,500.1
Adjustment to record purchased IPR&D expense	(122.3)
Adjustment of Ondeo Nalco Group purchase price	(25.6)
Revised fair value of property, plant and equipment, after tax	(0.7)
Adjustment to fair value of other long term assets, after tax	1.3
Adjustment to accrued liabilities, after tax	6.5
Effect of foreign currency translation	(53.8)
Balance as of June 30, 2004	$2,305.5

The following table reflects intangible assets and related amortization information:

	As of December 31, 2003		As of June 30, 2004
	Gross Amount	Accumulated Amortization	Gross Amount	Accumulated Amortization
Intangible assets subject to amortization:
Customer relationships	$494.4	$(13.9)	$487.4	$(57.4)
Patents and developed technology	100.1	(1.7)	100.4	(6.9)
Intangible assets not subject to amortization:
Trademarks and trade names	830.0	—	830.0	—
	$1,424.5	$(15.6)	$1,417.8	$(64.3)

Nalco Holding Company and Subsidiaries
Notes to Condensed Consolidated and Combined Financial Statements  (continued)
(Unaudited)
(Dollars in Millions)

5.    Debt

Debt consists of the following:

	December 31, 2003	June 30, 2004
Short-term
Checks outstanding and bank overdrafts	$19.5	$15.9
Notes payable to banks	1.5	1.0
Current maturities of long-term debt	29.2	0.6
Notes payable to affiliated companies	1.7	—
	$51.9	$17.5
Long-term
Revolving credit facility	$15.0	$—
Securitized trade accounts receivable facility	—	92.0
Term loan A, due November 2009	311.2	224.0
Term loan B, due November 2010	1,300.0	1,186.0
Senior notes, due November 2011	917.7	908.2
Senior subordinated notes, due November 2013	717.7	708.2
Unsecured notes, due May 2008	27.8	27.8
Senior discount notes due February 2014	—	467.6
Other	2.6	3.3
	3,292.0	3,617.1
Less: Current portion	29.2	0.6
	$3,262.8	$3,616.5

On January 21, 2004, the Company, through its 100% owned subsidiaries, Nalco Finance Holdings LLC and Nalco Finance Holdings Inc. (together, the Issuers), issued $694.0 million aggregate principal amount at maturity of 9.0% senior discount notes due 2014. Prior to February 1, 2009, interest will accrue on the senior discount notes in the form of an increase in the accreted value of such notes. Thereafter, cash interest on the senior discount notes will accrue and be payable semiannually in arrears on February 1 and August 1 of each year, commencing on August 1, 2009, at a rate of 9.0% per annum. The accreted value of each note will increase from the date of issuance until February 1, 2009 at a rate of 9.0% per annum, reflecting the accrual of non-cash interest, such that the accreted value will equal the principal amount at maturity on February 1, 2009. At June 30, 2004, the senior discount notes had an accreted value of approximately $668.07 per $1,000 principal amount at maturity of notes, resulting in a total accreted value of $463.6 million. The $4.0 million difference between the carrying value of the notes and the total accreted value represents a premium which is being amortized over the term of the notes.

The Company and the Issuers do not generate any revenue, and Nalco Finance Holdings Inc. was incorporated solely to accommodate the issuance of the notes by Nalco Finance Holdings LLC. All of the Company's consolidated assets are owned, and all of the Company's consolidated net sales are earned, by its direct and indirect subsidiaries. As of June 30, 2004, the Company's subsidiaries had $909.6 million of restricted net assets.

The terms of Nalco Company's senior credit agreement fully prohibit Nalco Holdings LLC and its subsidiaries from paying dividends or otherwise transferring their assets to the Issuers or the Company. Further, the terms of the indentures governing the senior notes and senior subordinated notes of Nalco Company significantly restrict Nalco Company and the Issuers' other subsidiaries from

Nalco Holding Company and Subsidiaries
Notes to Condensed Consolidated and Combined Financial Statements  (continued)
(Unaudited)
(Dollars in Millions)

5.    Debt (continued)

paying dividends or otherwise transferring assets to the Issuers or the Company. The ability of Nalco Company to make such payments is governed by a formula based on its consolidated net income, as well as meeting certain other conditions. Notwithstanding such restrictions, such indentures permit an aggregate of $50.0 million of such payments to be made whether or not there is availability under the formula or the conditions to its use are met. The Issuers' subsidiaries will be permitted under the terms of the senior credit facilities and other indebtedness to incur additional indebtedness that may severely restrict or prohibit the making of distributions, the payment of dividends or the making of loans by such subsidiaries to the Issuers or the Company.

6.    Shareholder's/Unitholder's Equity

Shareholder's/Unitholder's equity consists of the following:

	December 31, 2003	June 30, 2004
Capital account	$1,001.9	$—
Common stock, par value $.01 per share, 500,000,000 shares authorized, 100 shares issued and outstanding	—	—
Additional paid in capital	—	564.8
Accumulated deficit	(24.1)	(148.4)
Accumulated other comprehensive income:
Foreign currency translation adjustments	91.2	28.6
Total unitholder's equity	$1,069.0	$445.0

During the six months ended June 30, 2004, the Company used the net proceeds of the issuance of the senior discount notes due 2014 to make a return of capital distribution of approximately $446.9 million.

Also during the six months ended June 30, 2004, the Company received additional capital contributions of $9.8 million from its direct parent company, Nalco LLC. This resulted from capital contributions received by Nalco LLC, comprised of an additional equity investment of $1.2 million by Dr. William H. Joyce and $8.6 million in proceeds from the sale of equity interests to certain officers and key employees under the Nalco LLC 2004 Unit Plan.

Nalco Holding Company and Subsidiaries
Notes to Condensed Consolidated and Combined Financial Statements  (continued)
(Unaudited)
(Dollars in Millions)

7.    Pension and Other Postretirement Benefit Plans

The components of net periodic pension cost and the cost of other postretirement benefits for the three months and six months ended June 30, 2003 and 2004 were as follows:

	Pension Benefits
	Predecessor	Successor	Predecessor	Successor
	Three Months ended June 30, 2003	Three Months ended June 30, 2004	Six Months ended June 30, 2003	Six Months ended June 30, 2004
Service cost	$6.3	$8.0	$12.6	$14.5
Interest cost	9.9	11.1	20.0	20.1
Expected return on plan assets	(8.5)	(7.7)	(17.8)	(13.6)
Amortization of prior service cost	(0.7)	—	(1.4)	—
Recognized net actuarial loss	4.1	—	8.1	—
Special termination benefits	—	—	0.6	—
Settlement charge	—	—	0.7	—
Curtailment	—	—	0.9	—
Net periodic cost	$11.1	$11.4	$23.7	$21.0

	Other Postretirement Benefits
	Predecessor	Successor	Predecessor	Successor
	Three Months ended June 30, 2003	Three Months ended June 30, 2004	Six Months ended June 30, 2003	Six Months ended June 30, 2004
Service cost	$1.2	$1.2	$2.6	$2.9
Interest cost	2.2	1.8	4.7	4.4
Amortization of prior service cost	(2.4)	—	(5.1)	—
Recognized net actuarial loss	1.8	—	3.7	—
Net periodic cost	$2.8	$3.0	$5.9	$7.3

On December 8, 2003, the Medicare Prescription Drug, Improvement and Modernization Act of 2003 (the Act) was signed into law. The Act expands Medicare, primarily adding a prescription drug benefit for Medicare-eligible retirees starting in 2006. Although the Company anticipates the benefits it pays will eventually be lower as a result of the new Medicare provisions, the reported accumulated benefit obligation and expense for other postretirement benefits included in these financial statements do not reflect the effects of the Act. Deferring the recognition of the impact of the Act's new Medicare provisions was permitted by FASB Staff Position 106-1 (FSP FAS 106-1) due to open questions about some of the new Medicare provisions and the fact that specific authoritative accounting guidance was pending. The Company is in the process of completing its evaluation of the impact of the recently issued FASB Staff Position 106-2 (FSP FAS 106-2), which supersedes FSP FAS 106-1, and will make the appropriate adjustments in subsequent periods. FSP FAS 106-2 is effective July 1, 2004 for the Company.

The Company expects to contribute approximately $4.1 million to its principal domestic pension plan during the third quarter 2004.

8.    Equity Compensation Plan

Nalco LLC, the Company's direct parent company, established the Nalco LLC 2004 Unit Plan (the "Plan") for purposes of (i) attracting and retaining exceptional officers and other key employees,

Nalco Holding Company and Subsidiaries
Notes to Condensed Consolidated and Combined Financial Statements  (continued)
(Unaudited)
(Dollars in Millions)

8.    Equity Compensation Plan (continued)

non-employee directors and consultants of Nalco LLC and the Company and (ii) enabling such individuals to acquire an equity interest in Nalco LLC and to participate in the long-term growth and financial success of Nalco LLC and the Company.

During the second quarter 2004, Nalco LLC granted certain officers and key employees of the Company rights to purchase a designated number of one or more classes of equity interests ("Units") in Nalco LLC. Those officers and key employees who elected to purchase such Units did so at their fair value, as determined by an independent valuation advisor.

The Units subject to the Plan include Class A, Class B, Class C, and Class D Units. The Class A Units are fully vested at the time of purchase by an employee and have economic characteristics that are similar to those of shares of common stock in a private corporation. The Class B, Class C, and Class D Units are subject to vesting provisions, meaning that in order for such Units to be entitled to distributions or other benefits, an employee will have to continue to provide services for a certain period of time. However, with respect to the Class C and Class D Units, such vesting will be accelerated if the Company achieves certain performance targets. The Units also become fully vested 18 months after a change in control of the Company, subject to certain other conditions.

Though the Plan was established by the Company's ultimate parent company, the Company will account for the Plan since its economic substance is substantially the same for the Company and its employees. As permitted by SFAS No. 123, Accounting for Stock-Based Compensation, the Company accounts for employee stock-based compensation in accordance with Accounting Principles Board Opinion No. 25, Accounting for Stock Issued to Employees. Since the price of the Units offered was their fair value, no earned or unearned compensation expense was recognized on the grant date. The grant date represents the measurement date for the Class A, Class B, and Class C Units, and these Units will be subject to "fixed" plan accounting. However, due to the vesting provisions of the Class D Units, the measurement date is not yet determined, and the Class D Units will be subject to "variable" plan accounting.

As a result of the purchase of Units under the Plan by key officers and employees, the Company received an additional contribution of capital of $8.6 million.

9.    Business Optimization Expense

During 2002, the Predecessor began a program to realign its support for the petroleum, petrochemical, pulp, and paper industries to provide one-stop process improvement and water treatment sales and service to these key customers. As a result, the Predecessor incurred expenses of $6.7 million and $8.1 million during the three months and six months ended June 30, 2003, respectively, which consisted primarily of severance, outplacement, and employee relocations. This program was completed in 2003.

As a result of acquiring Exxon's interest in the Nalco/Exxon Energy Chemicals, L.P. (Nalco/Exxon) joint venture in 2001, the Predecessor incurred costs related to integrating the operations of the joint venture with those of the Predecessor. Certain costs which were related to the integration, including severance, relocations, and asset impairments, were accrued as a liability on the date of acquisition. The Predecessor also incurred consulting and other expenses that were charged to business optimization expenses during 2003 and 2002, including $0.5 million and $1.6 million during the three months and six months ended June 30, 2003, respectively.

Nalco Holding Company and Subsidiaries
Notes to Condensed Consolidated and Combined Financial Statements  (continued)
(Unaudited)
(Dollars in Millions)

10.    Summary of Other Income (Expense)

The components of other income (expense), net for the three months and six months ended June 30, 2003 and 2004, include the following:

	Predecessor	Successor	Predecessor	Successor
	Three Months ended June 30, 2003	Three Months ended June 30, 2004	Six Months ended June 30, 2003	Six Months ended June 30, 2004
Gain (loss) on sale of business	$0.1	$—	$0.7	$—
Sponsor monitoring fees	—	(3.2)	—	(5.7)
Suez management fees	(0.7)	—	(1.5)	—
Franchise taxes	(1.3)	(0.7)	(2.8)	(1.5)
Equity in earnings of unconsolidated subsidiaries	0.6	0.6	1.3	1.3
Foreign currency exchange adjustments	2.0	(0.3)	3.2	(1.2)
Other	(0.4)	1.8	(1.1)	1.8
	$0.3	$(1.8)	$(0.2)	$(5.3)

11.    Income Taxes

The difference between the Predecessor's effective tax rate and the U.S. federal tax rate of 35% for the three months ended June 30, 2003 is primarily attributable to the $244.4 million nondeductible goodwill impairment charge recorded during the period.

The difference between the Company's and the Predecessor's effective tax rate and the U.S. federal tax rate of 35% for the six months ended June 30, 2004 and June 30, 2003 is primarily attributable to the nondeductible $122.3 million charge for purchased IPR&D and the $244.4 million of nondeductible goodwill impairment, respectively.

Interest expense on the senior discount notes issued by Nalco Finance Holdings LLC in January 2004 also contributed to the difference between the Company's effective tax rate and the U.S. federal tax rate of 35%. During the three months and six months ended June 30, 2004, a portion of the deduction for this interest was passed directly to the Sponsors and Dr. Joyce. Because the remaining portion that would be deductible by the Company is subject to certain restrictions, a full valuation allowance has been provided against the potential tax benefit.

Other factors contributing to the difference in all periods presented include incremental tax costs of repatriating non-U.S. earnings, non-U.S. taxes, state taxes and other permanent differences.

Nalco Holding Company and Subsidiaries
Notes to Condensed Consolidated and Combined Financial Statements  (continued)
(Unaudited)
(Dollars in Millions)

12.    Comprehensive Income

Total comprehensive income and its components, net of related tax, for the three months and six months ended June 30, 2003 and 2004, are as follows:

	Predecessor	Successor	Predecessor	Successor
	Three Months ended June 30, 2003	Three Months ended June 30, 2004	Six Months ended June 30, 2003	Six Months ended June 30, 2004
Net income (loss)	$(212.1)	$2.4	$(187.7)	$(124.3)
Other comprehensive income, net of income taxes:
Gain (loss) on derivative investments	0.5	—	0.5	—
Foreign currency translation adjustments	27.5	(72.1)	37.7	(62.6)
Comprehensive loss	$(184.1)	$(69.7)	$(149.5)	$(186.9)

13.    Segment Information

The Company provides integrated water treatment and process improvement services for industrial and institutional applications, using technologically advanced solutions, combining chemical products and equipment, and consistent, reliable on-site service and expertise. These solutions and services enable the Company's customers to improve production yields, lower manufacturing costs, extend asset lives and maintain environmental standards at costs that represent a small share of their overall production expense.

The Company is organized based on the end markets it serves or the geographic location of the customer. The organization is comprised of the following reportable segments:

Industrial and Institutional Services — This segment serves the water treatment and process chemical needs of the industrial, institutional, and municipal markets in all regions of the world other than the Pacific region, although the mining industry is served globally.

Energy Services — This segment serves the process chemicals and water treatment needs of the global petroleum and petrochemical industries in both upstream and downstream applications.

Paper Services — This segment serves the process chemicals and water treatment needs of the pulp and paper industry in all regions of the world other than the Pacific region.

Other — This segment serves the water treatment and process chemical needs of all industries in the Pacific region, other than mining, petroleum and petrochemicals. It also includes alternative channels to market, supply chain activities, and certain other operating expenses not allocated to a segment.

The Company evaluates the performance of its segments based on "direct contribution", which is defined as net sales, less cost of products sold (excluding variances to standard costs), selling and service expenses, marketing expenses and research expenses directly attributable to each segment. There are no intersegment revenues. Prior year data have been reclassified between segments to conform to the current year presentation.

Nalco Holding Company and Subsidiaries
Notes to Condensed Consolidated and Combined Financial Statements  (continued)
(Unaudited)
(Dollars in Millions)

13.    Segment Information (continued)

Net sales by reportable segment were as follows:

	Predecessor	Successor	Predecessor	Successor
	Three Months ended June 30, 2003	Three Months ended June 30, 2004	Six Months ended June 30, 2003	Six Months ended June 30, 2004
Industrial and Institutional Services	$301.1	$329.3	$580.4	$637.3
Energy Services	177.7	198.2	350.3	392.1
Paper Services	140.9	147.4	277.0	295.8
Other	74.8	65.5	145.0	128.5
Net sales	$694.5	$740.4	$1,352.7	$1,453.7

The following table presents direct contribution by reportable segment and reconciles the total segment direct contribution to earnings (loss) before income taxes:

	Predecessor	Successor	Predecessor	Successor
	Three Months ended June 30, 2003	Three Months ended June 30, 2004	Six Months ended June 30, 2003	Six Months ended June 30, 2004
Segment direct contribution:
Industrial and Institutional Services	$74.9	$85.4	$138.0	$160.0
Energy Services	41.4	42.0	80.9	84.8
Paper Services	32.2	31.6	63.1	68.8
Other	(0.8)	(1.1)	(8.4)	(24.0)
Total segment direct contribution	147.7	157.9	273.6	289.6
Income (expenses) not allocated to segments:
Administrative expenses	(53.9)	(51.3)	(106.9)	(97.4)
Amortization of intangible assets	(21.0)	(24.9)	(41.3)	(49.1)
Impairment of goodwill	(244.4)	—	(244.4)	—
In-process research and development	—	—	—	(122.3)
Business optimization expenses	(7.2)	—	(9.7)	—
Operating earnings (loss)	(178.8)	81.7	(128.7)	20.8
Other income (expense), net	0.3	(1.8)	(0.2)	(5.3)
Interest income	1.2	2.7	4.3	5.4
Interest expense	(9.2)	(62.7)	(19.5)	(123.7)
Earnings (loss) before income taxes	$(186.5)	$19.9	$(144.1)	$(102.8)

14.    Contingencies and Litigation

Various claims, lawsuits and administrative proceedings are pending or threatened against the Company and its subsidiaries, arising from the ordinary course of business with respect to commercial, intellectual property, product liability, employee and environmental matters. Historically these matters have not had a material impact on the consolidated financial position of the Company. However, we cannot predict the outcome of any litigation or the potential for future litigation.

The Company has been named as a potentially responsible party (PRP) by the Environmental Protection Agency or state enforcement agencies at three waste sites where some financial contribution is or may be required.

Nalco Holding Company and Subsidiaries
Notes to Condensed Consolidated and Combined Financial Statements  (continued)
(Unaudited)
(Dollars in Millions)

14.    Contingencies and Litigation (continued)

These agencies have also identified many other parties who may be responsible for clean up costs at the waste disposal sites. The Company's financial contribution to remediate these sites is expected to be minor. There has been no significant financial impact on the Company up to the present, nor is it anticipated that there will be in the future, as a result of these matters. The Company has made and will continue to make provisions for these costs if the Company's liability becomes probable and when costs can be reasonably estimated. The Company's undiscounted reserves for known environmental clean up costs were $2.1 million at June 30, 2004.

These environmental reserves represent management's current estimate of its proportional clean-up costs and are based upon negotiation and agreement with enforcement agencies, its previous experience with respect to clean-up activities, a detailed review by the Company of known conditions, and information about other PRPs. They are not reduced by any possible recoveries from insurance companies or other PRPs not specifically identified. Although management cannot determine whether or not a material effect on future operations is reasonably likely to occur, given the evolving nature of environmental regulations, it believes that the recorded reserve levels are appropriate estimates of the potential liability. Although settlement will require future cash outlays, it is not expected that such outlays will materially impact the Company's liquidity position. Expenditures for the three months and six months ended June 30, 2004, relating to environmental compliance and clean up activities were not significant.

We have been named as a defendant in a series of multi-party lawsuits based on claimed involvement in the supply of allegedly hazardous materials. The plaintiffs in these cases seek damages for alleged personal injury resulting from exposure to various chemicals. These matters have had a de minimis impact on our business historically and we do not anticipate these matters to present any material risk to our business in the future.

Notwithstanding, we cannot predict the outcome of any such toxic tort claims or the involvement we might have in these matters in the future.

The Company has received subpoenas from the U.S. Department of Justice for documents and testimony relating to its storage of claimed hazardous materials at its plant in Garyville, Louisiana. No charges or indictments have been filed, but the outcome of this investigation is unknown to the Company.

In the ordinary course of its business, the Company is also a party to a number of lawsuits and is subject to various claims relating to trademarks, employee matters, and chemical related expenses, the outcome of which, in the opinion of management, should not have a material effect on the consolidated financial position of the Company. However, we cannot predict the outcome of any litigation or the potential for future litigation. The Company maintains accruals and/or has insurance in those instances where there is reason to believe that significant costs might be incurred.

15.    Guarantees

No significant guarantees were outstanding at June 30, 2004, other than subsidiary-related performance guarantees.

The Company had $34.7 million of letters of credit outstanding at June 30, 2004.

44,444,444 Shares

Nalco Holding Company

Common Stock

Global Coordinators

Goldman, Sachs & Co.	Citigroup

Joint Book-Running Managers and Representatives of the Underwriters

Goldman, Sachs & Co.	Citigroup
JPMorgan	UBS Investment Bank

Banc of America Securities LLC

Bear, Stearns & Co. Inc.

Credit Suisse First Boston

Deutsche Bank Securities

Lehman Brothers

William Blair & Company

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 13.    Other Expenses of Issuance and Distribution.

The following table sets forth the costs and expenses payable in connection with the distribution of the securities being registered. All amounts are estimated except the Securities and Exchange Commission registration fee and the NASD filing fee.

Securities and Exchange Commission Registration Fee	$123,040
NYSE Listing Fees	250,000
Printing and Engraving Expenses	400,000
Legal Fees	1,000,000
Accounting Fees	1,000,000
Registrar and Transfer Agent Fees	5,000
NASD Filing Fee	30,500
Miscellaneous Expenses	191,460
Total	$3,000,000

Item 14.    Indemnification of Directors and Officers.

As permitted by Section 102 of the Delaware General Corporation Law, or the DGCL, our amended and restated certificate of incorporation includes a provision that eliminates the personal liability of our directors for monetary damages for breach of fiduciary duty as a director.

Our amended and restated certificate of incorporation and bylaws also provide that:

•	we must indemnify our directors and officers to the fullest extent permitted by Delaware law;

•	we may advance expenses, as incurred, to our directors and executive officers in connection with a legal proceeding to the fullest extent permitted by Delaware Law; and

•	we may indemnify our other employees and agents to the same extent that we indemnified our officers and directors, unless otherwise determined by our board of directors.

Pursuant to Section 145(a) of the DGCL, we may indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding (other than an action by or in the right of the corporation) by reason of the fact that the person is or was a director, officer, agent or employee of our company or is or was serving at our request as a director, officer, agent, or employee of another corporation, partnership, joint venture, trust or other enterprise, against expenses, including attorneys' fees, judgment, fines and amounts paid in settlement actually and reasonably incurred by the person in connection with such action, suit or proceeding. Pursuant to Section 145(b) of the DGCL, the power to indemnify also applies to actions brought by or in the right of the corporation as well, but only to the extent of defense expenses (including attorneys' fees) actually and reasonably incurred by the person in connection with the defense or settlement of such action or suit. Pursuant to Section 145(b), we shall not indemnify any person in respect of any claim, issue or matter as to which such person shall have been adjudged to be liable to us unless and only to the extent that the Court of Chancery or the court in which such action or suit was brought shall determine upon application that, despite the adjudication of liability but in view of all the circumstances of the case, such person is fairly and reasonably entitled to indemnity for such expenses which the Court of Chancery or such other court shall deem proper. The power to indemnify under Sections 145(a) and (b) of the DGCL applies (i) if such person is successful on the merits or otherwise in defense of any action, suit or proceeding, or (ii) if such person acted in good faith and in a manner he reasonably believed to be in the best interest, or not opposed to the best interest, of the corporation, and with respect to any criminal action or proceeding, had no reasonable cause to believe his conduct was unlawful.

Section 174 of the DGCL provides, among other things, that a director, who willfully or negligently approves of an unlawful payment of dividends or an unlawful stock purchase or redemption, may be held liable for such actions. A director who was either absent when the unlawful actions were approved or dissented at the time, may avoid liability by causing his or her dissent to such actions to be entered in the books containing the minutes of the meetings of the board of directors at the time such action occurred or immediately after such absent director receives notice of the unlawful acts.

The indemnification provisions contained in our amended and restated certificate of incorporation and bylaws are not exclusive of any other rights to which a person may be entitled by law, agreement, vote of stockholders or disinterested directors or otherwise. In addition, we will maintain insurance on behalf of our directors and executive officers insuring them against any liability asserted against them in their capacities as directors or officers or arising out of such status.

Item 15.    Recent Sales of Unregistered Securities.

Since its inception, the Registrant has issued securities in the following transaction, which was exempt from the registration requirements of the Securities Act of 1933, as amended, as a transaction by an issuer not involving any public offering thereunder. The below-referenced securities are deemed restricted securities for the purposes of the Securities Act. No underwriters were involved in any of the below-referenced sale of securities.

In June 2004 the Registrant was formed and issued 100 shares of its common stock to Nalco LLC, which is its direct parent and, prior to this offering, sole stockholder.

The sale of the above securities were exempt from the registration requirements of the Securities Act as transactions by an issuer not involving a public offering or to qualified institutional buyers. There were no underwriters involved in connection with the sale of the above securities.

Item 16.    Exhibits and Financial Statement Schedules.

(a) Exhibits

Exhibit No.	Description of Exhibit
1.1***	Form of Underwriting Agreement
2.1*	Stock Purchase Agreement among Nalco Holdings LLC (formerly known as Blackstone/Neptune Acquisition Company L.L.C.), Leo Holding Company and Nalco International SAS, dated as of August 31, 2003
3.1***	Form of Amended and Restated Certificate of Incorporation of Nalco Holding Company
3.2***	Form of Amended and Restated Bylaws of Nalco Holding Company
4.1***	Form of certificate of Nalco Holding Company common stock
5.1	Opinion of Simpson Thacher & Bartlett LLP
10.1*	Credit Agreement, dated as of November 4, 2003, among Nalco Holdings LLC, Nalco Company, as U.S. Borrower, the Foreign Subsidiary Borrowers from time to time party thereto, the Lenders party thereto, Citigroup Global Markets Inc. and Banc of America Securities LLC, as Global Coordinators, Citicorp North America, Inc., as Administrative Agent, Bank of America, N.A., as Documentation Agent, Deutsche Bank Securities Inc., J.P. Morgan Securities Inc., Goldman Sachs Credit Partners L.P. and UBS Securities LLC, as Co-Syndication Agents, Citigroup Global Markets Inc., Banc of America Securities LLC, Deutsche Bank Securities Inc., J.P. Morgan Securities Inc., Goldman Sachs Credit Partners L.P. and UBS Securities LLC, as Joint Lead Arrangers and Joint Book Managers

Exhibit No.	Description of Exhibit
10.2*	U.S. Guarantee and Collateral Agreement, dated as of November 4, 2003, among Nalco Holdings LLC, Nalco Company, each domestics subsidiary of Nalco Holdings LLC named therein and Citicorp North America, Inc., as Collateral Agent
10.3*	Guarantee Agreement, dated as of August 31, 2003, between Suez and Blackstone/Neptune Acquisition Company L.L.C.
10.4*	Noncompetition Agreement, dated as of November 4, 2003 between Suez and Blackstone/Neptune Acquisition Company L.L.C.
10.5*	Reimbursement Agreement, dated as of November 4, 2003 between Suez and Ondeo Nalco Company
10.6*	Sublease Agreement, dated as of November 4, 2003 between Leo Holding Company, as sublandlord and Ondeo Nalco Company, as subtenant
10.7*	Transaction Fee Agreement, dated as of November 4, 2003, among Nalco Company, Goldman, Sachs & Co., Apollo Management V, L.P., and Blackstone Management Partners IV L.L.C.
10.8*	Monitoring Fee Agreement, dated as of November 4, 2003, between Nalco Company, Blackstone Management Partners IV L.L.C., Apollo Management V, L.P. and Goldman, Sachs & Co.
10.9*	Amendment No. 1, dated as of November 4, 2003 to the Monitoring Fee Agreement, dated as of November 4, 2003, among Nalco Company, Blackstone Management Partners IV L.L.C., Apollo Management V, L.P. and Goldman, Sachs & Co.
10.10**	Severance Agreement, effective as of January 1, 2004, between Nalco Company and William J. Roe
10.11*	Employment Agreement, effective as of November 1, 2003, between Nalco Company and Bradley J. Bell
10.12**	Severance Agreement, effective as of January 1, 2004, between Nalco Company and Mark L. Bosanko
10.13**	Severance Agreement, effective as of January 1, 2004, between Nalco Company and Lou L. Loosbrock
10.14*	Indenture, dated as of May 1, 1998, between Nalco Chemical Company and The Chase Manhattan Bank
10.15*	First Supplemental Indenture, dated as of December 3, 1999, by and between Nalco Chemical Company and The Chase Manhattan Bank
10.16**	Receivables Purchase Agreement, dated as of June 25, 2004, among Nalco Company, Nalco Energy Services, L.P. and Nalco Receivables LLC
10.17**	Receivables Transfer Agreement, dated as of June 25, 2004, among Nalco Receivables LLC, Nalco Company, JPMorgan Chase Bank and the several transferees and funding agents party thereto
10.18**	Employment Agreement, dated as of August 3, 2004, between Nalco LLC and William H. Joyce
10.19*	Senior Notes Indenture, dated as of November 4, 2003, among Nalco Company, the Guarantors named therein and The Bank of New York, as Trustee

Exhibit No.	Description of Exhibit
10.20*	Senior Notes Supplemental Indenture, dated as of November 12, 2003, among Nalco Company, the guarantors named therein and The Bank of New York, as Trustee
10.21*	Senior Subordinated Notes Indenture, dated as of November 4, 2003, among Nalco Company, the Guarantors named therein and The Bank of New York, as Trustee
10.22*	Senior Subordinated Notes Supplemental Indenture, dated as of November 12, 2003, among Nalco Company, the guarantors named therein and The Bank of New York, as Trustee
10.23*	Indenture, dated as of January 21, 2004 among Nalco Finance Holdings LLC, Nalco Finance Holdings Inc. and The Bank of New York, as Trustee
10.24***	Nalco LLC 2004 Unit Plan
10.25***	Nalco LLC Limited Liability Company Operating Agreement, dated May 17, 2004
10.26	Form of Warrant to be issued to Nalco LLC
10.27***	Form of Registration Rights Agreement among Nalco Holding Company, Nalco LLC and the other parties named therein
10.28***	Form of Stockholders Agreement between Nalco Holding Company and Nalco LLC
10.29***	Form of Nalco Holding Company 2004 Stock Incentive Plan
10.30***	Management Members Agreement (Class A units), dated as of June 11, 2004, between Nalco LLC and William H. Joyce
10.31***	Management Members Agreement (Class A units), dated as of June 11, 2004, between Nalco LLC and Bradley J. Bell
10.32***	Management Members Agreement (Class A units), dated as of June 11, 2004, between Nalco LLC and William J. Roe
10.33***	Management Members Agreement (Class A units), dated as of June 11, 2004, between Nalco LLC and Mark L. Bosanko
10.34***	Management Members Agreement (Class A units), dated as of June 11, 2004, between Nalco LLC and Lou L. Loosbrock
10.35***	Management Members Agreement (Class B, C and D units), dated as of June 11, 2004, between Nalco LLC and William H. Joyce
10.36***	Management Members Agreement (Class B, C and D units), dated as of June 11, 2004, between Nalco LLC and Bradley J. Bell
10.37***	Management Members Agreement (Class B, C and D units), dated as of June 11, 2004, between Nalco LLC and William J. Roe
10.38***	Management Members Agreement (Class B, C and D units), dated as of June 11, 2004, between Nalco LLC and Mark L. Bosanko
10.39***	Management Members Agreement (Class B, C and D units), dated as of June 11, 2004, between Nalco LLC and Lou L. Loosbrock
10.40***	Form of Sponsor Services Agreement among Nalco Company, Blackstone Management Partners IV L.L.C., Apollo Management V, L.P., Goldman, Sachs & Co. and Nalco Holding Company
21.1***	List of Subsidiaries

Exhibit No.	Description of Exhibit
23.1	Consent of Simpson Thacher & Bartlett LLP (included as part of its opinion filed as Exhibit 5.1 hereto)
23.2	Consent of Ernst & Young LLP
24***	Powers of Attorney (included in signature page of the previously filed Registration Statement)
99.1***	Consent of Douglas A. Pertz

*	Incorporated by reference to the Registration Statement on Form S-4 of Nalco Company (File No. 333-115560) filed on May 17, 2004.

**	Incorporated by reference to Amendment No. 2 to the Registration Statement on Form S-4 of Nalco Company (File No. 333-115560) filed on August 11, 2004.

***	Previously filed.

(b) Financial Statement Schedules

Report of Independent Registered Public Accounting Firm

The Unitholder
Nalco Holding Company

We have audited the consolidated balance sheet of Nalco Holding Company and subsidiaries as of December 31, 2003, and the related consolidated statements of operations, unitholder's equity, and cash flow for the period from November 4, 2003 to December 31, 2003 (Successor), and the combined balance sheet of Ondeo Nalco Group (companies listed in Note 1) as of December 31, 2002, and the related combined statements of operations, shareholders' equity, and cash flows for each of the two years in the period ended December 31, 2002 and for the period from January 1, 2003 to November 3, 2003 (Predecessor), and have issued our report thereon dated June 18, 2004 (included elsewhere in this Registration Statement). Our audits also included the financial statement schedules listed in Item 16(b) of Form S-1 of this Registration Statement. These schedules are the responsibility of the Company's management. Our responsibility is to express an opinion based on our audits.

In our opinion, the financial statement schedules referred to above, when considered in relation to the basic financial statements taken as a whole, present fairly in all material respects the information set forth therein.

/s/ Ernst & Young LLP
Chicago, Illinois
June 18, 2004

Schedule I — Condensed Financial Information

Nalco Holding Company (Parent Company Only)

Condensed Balance Sheet
December 31, 2003
(dollars in millions)

Investment in subsidiaries	$1,069.0
Total Assets	$1,069.0
Total Unitholder's Equity	1,069.0
Total Liabilities and Unitholder's Equity	$1,069.0

See accompanying note to condensed financial statements.

Schedule I — Condensed Financial Information — Continued

Nalco Holding Company (Parent Company Only)

Condensed Statement of Operations
For the period from November 4, 2003 through December 31, 2003
(dollars in millions)

Net sales	$—
Operating costs and expenses:
Selling, administrative, and research expenses	—
Total operating costs and expenses	—
Operating earnings (loss)	—

Other income (expense), net	(24.0)
Earnings (loss) before income taxes	(24.0)
Net income (loss)	$(24.0)

See accompanying note to condensed financial statements.

Schedule I — Condensed Financial Information — Continued

Nalco Holding Company (Parent Company Only)

Condensed Statement of Cash Flows
For the period from November 4, 2003 through December 31, 2003
(dollars in millions)

Operating activities
Net income (loss)	$(24.0)
Non-cash adjustments	23.6
Net cash used for operating activities	(0.4)

Investing activities
Acquisition of Ondeo Nalco Group	(1,001.5)
Net cash used for investing activities	(1,001.5)

Financing activities
Capital contribution	1,001.9
Net cash provided by financing activities	1,001.9
Increase in cash	—
Cash at beginning of period	—
Cash at end of period	$—

See accompanying note to condensed financial statements.

Schedule I — Condensed Financial Information — Continued

Nalco Holding Company (Parent Company Only)

Note to Condensed Financial Statements
December 31, 2003

1.    Basis of Presentation

Under the terms of agreements governing indebtedness of certain subsidiaries of Nalco Holding Company (the "Company"), such subsidiaries are restricted from making dividend payments, loans or advances to the Company. Although the Company was not formed until June 2004, if the Company had been in existence as of December 31, 2003, these restrictions would have resulted in the restricted net assets (as defined in Rule 4-03(e)(3) of Regulation S-X) of the Company's subsidiaries exceeding 25% of the consolidated net assets of the Company and its subsidiaries. Schedule I presents the condensed financial information of the Company as if it had been in existence as of December 31, 2003. Schedule I is derived from the financial statements of Nalco Holdings LLC, which was the previous parent company as of December 31, 2003, which Nalco Finance Holdings LLC owns 100% subsequent to January 14, 2004.

The unaudited financial statements for Nalco Holding Company (Parent Company Only) summarize the results of operations for the period November 4, 2003 through December 31, 2003 and as of December 31, 2003. In these statements, Nalco Holding Company's investment in subsidiaries is stated at cost plus equity in undistributed earnings of subsidiaries since the date of acquisition, November 4, 2003. Nalco Holding Company's share of net income of its unconsolidated subsidiaries is included in consolidated income using the equity method. The Nalco Holding Company statements should be read in conjunction with the Company's financial statements.

Schedule II – Valuation and Qualifying Accounts
Year Ended December 31, 2001 (Predecessor),
Year Ended December 31, 2002 (Predecessor),
Period from January 1, 2003 through November 3, 2003 (Predecessor)
and Period from November 4, 2003 through December 31, 2003 (Successor)

		Additions
(dollars in millions)	Balance at Beginning of Period	Charged to Costs and Expenses	Charged to Other Accounts		Deductions		Balance at End of Period
Year Ended December 31, 2001 (Predecessor):
Allowance for doubtful accounts	$16.2	$12.8	$0.8	(1)	$(3.6	)(2)(3)	$26.2
Deferred tax asset valuation allowance	23.5	5.6	—		—		29.1
Year Ended December 31, 2002 (Predecessor):
Allowance for doubtful accounts	$26.2	$10.7	$1.2	(2)	$(13.3	)(3)	$24.8
Deferred tax asset valuation allowance	29.1	1.2	—		—		30.3
Period from January 1, 2003 through November 3, 2003 (Predecessor):
Allowance for doubtful accounts	$24.8	$5.4	$0.9	(2)	$(9.5	)(3)	$21.6
Deferred tax asset valuation allowance	30.3	(2.2)	—		—		28.1
Period from November 4, 2003 through December 31, 2003 (Successor):
Allowance for doubtful accounts	$21.6	$1.5	$0.8	(2)	$(2.9	)(3)	$21.0
Deferred tax asset valuation allowance	28.1	—	7.5	(4)	—		35.6

(1)	Represents January 1, 2001 balance for Ondeo Nalco Energy Services.

(2)	Foreign currency translation adjustments (balance for 2001 equals $(0.9) million).

(3)	Account write-offs net of recoveries (balance for 2001 equals $(2.7) million).

(4)	Additional allowance resulting from the Acquisition charged to goodwill.

Item 17.    Undertakings.

Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

The undersigned registrant hereby undertakes that:

(1)    For purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

(2)    For purposes of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offering therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

The undersigned registrant hereby undertakes to provide to the underwriter at the closing specified in the underwriting agreements, certificates in such denominations and registered in such names as required by the underwriter to permit prompt delivery to each purchaser.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the city of Naperville, State of Illinois, on October 29, 2004.

NALCO HOLDING COMPANY
By: *

Name: William H. Joyce Title: Chairman and Chief Executive Officer

Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed by the following persons in the capacities indicated on October 29, 2004.

Signature	Title

*	Chairman and Chief Executive Officer (Principal Executive Officer)

William H. Joyce

*	Executive Vice President and Chief Financial Officer (Principal Financial Officer)

Bradley J. Bell

*	Controller (Principal Accounting Officer)

Bruno Lavandier

*	Director

Leon D. Black

*	Director

Chinh E. Chu

*	Director

Richard A. Friedman

*	Director

Joshua J. Harris

*	Director

Sanjeev K. Mehra

*	Director

Paul H. O'Neill

*By:  /s/ Stephen N. Landsman

Stephen N. Landsman
Attorney-in-Fact

EXHIBIT INDEX

Exhibit No.	Description of Exhibit
1.1***	Form of Underwriting Agreement
2.1*	Stock Purchase Agreement among Nalco Holdings LLC (formerly known as Blackstone/Neptune Acquisition Company L.L.C.), Leo Holding Company and Nalco International SAS, dated as of August 31, 2003
3.1***	Form of Amended and Restated Certificate of Incorporation of Nalco Holding Company
3.2***	Form of Amended and Restated Bylaws of Nalco Holding Company
4.1***	Form of certificate of Nalco Holding Company common stock
5.1	Opinion of Simpson Thacher & Bartlett LLP
10.1*	Credit Agreement, dated as of November 4, 2003, among Nalco Holdings LLC, Nalco Company, as U.S. Borrower, the Foreign Subsidiary Borrowers from time to time party thereto, the Lenders party thereto, Citigroup Global Markets Inc. and Banc of America Securities LLC, as Global Coordinators, Citicorp North America, Inc., as Administrative Agent, Bank of America, N.A., as Documentation Agent, Deutsche Bank Securities Inc., J.P. Morgan Securities Inc., Goldman Sachs Credit Partners L.P. and UBS Securities LLC, as Co-Syndication Agents, Citigroup Global Markets Inc., Banc of America Securities LLC, Deutsche Bank Securities Inc., J.P. Morgan Securities Inc., Goldman Sachs Credit Partners L.P. and UBS Securities LLC, as Joint Lead Arrangers and Joint Book Managers
10.2*	U.S. Guarantee and Collateral Agreement, dated as of November 4, 2003, among Nalco Holdings LLC, Nalco Company, each domestics subsidiary of Nalco Holdings LLC named therein and Citicorp North America, Inc., as Collateral Agent
10.3*	Guarantee Agreement, dated as of August 31, 2003, between Suez and Blackstone/Neptune Acquisition Company L.L.C.
10.4*	Noncompetition Agreement, dated as of November 4, 2003 between Suez and Blackstone/Neptune Acquisition Company L.L.C.
10.5*	Reimbursement Agreement, dated as of November 4, 2003 between Suez and Ondeo Nalco Company
10.6*	Sublease Agreement, dated as of November 4, 2003 between Leo Holding Company, as sublandlord and Ondeo Nalco Company, as subtenant
10.7*	Transaction Fee Agreement, dated as of November 4, 2003, among Nalco Company, Goldman, Sachs & Co., Apollo Management V, L.P., and Blackstone Management Partners IV L.L.C.
10.8*	Monitoring Fee Agreement, dated as of November 4, 2003, between Nalco Company, Blackstone Management Partners IV L.L.C., Apollo Management V, L.P. and Goldman, Sachs & Co.
10.9*	Amendment No. 1, dated as of November 4, 2003 to the Monitoring Fee Agreement, dated as of November 4, 2003, among Nalco Company, Blackstone Management Partners IV L.L.C., Apollo Management V, L.P. and Goldman, Sachs & Co.
10.10**	Severance Agreement, effective as of January 1, 2004, between Nalco Company and William J. Roe
10.11*	Employment Agreement, effective as of November 1, 2003, between Nalco Company and Bradley J. Bell

Exhibit No.	Description of Exhibit
10.12**	Severance Agreement, effective as of January 1, 2004, between Nalco Company and Mark L. Bosanko
10.13**	Severance Agreement, effective as of January 1, 2004, between Nalco Company and Lou L. Loosbrock
10.14*	Indenture, dated as of May 1, 1998, between Nalco Chemical Company and The Chase Manhattan Bank
10.15*	First Supplemental Indenture, dated as of December 3, 1999, by and between Nalco Chemical Company and The Chase Manhattan Bank
10.16**	Receivables Purchase Agreement, dated as of June 25, 2004, among Nalco Company, Nalco Energy Services, L.P. and Nalco Receivables LLC
10.17**	Receivables Transfer Agreement, dated as of June 25, 2004, among Nalco Receivables LLC, Nalco Company, JPMorgan Chase Bank and the several transferees and funding agents party thereto
10.18**	Employment Agreement, dated as of August 3, 2004, between Nalco LLC and William H. Joyce
10.19*	Senior Notes Indenture, dated as of November 4, 2003, among Nalco Company, the Guarantors named therein and The Bank of New York, as Trustee
10.20*	Senior Notes Supplemental Indenture, dated as of November 12, 2003, among Nalco Company, the guarantors named therein and The Bank of New York, as Trustee
10.21*	Senior Subordinated Notes Indenture, dated as of November 4, 2003, among Nalco Company, the Guarantors named therein and The Bank of New York, as Trustee
10.22*	Senior Subordinated Notes Supplemental Indenture, dated as of November 12, 2003, among Nalco Company, the guarantors named therein and The Bank of New York, as Trustee
10.23*	Indenture, dated as of January 21, 2004 among Nalco Finance Holdings LLC, Nalco Finance Holdings Inc. and The Bank of New York, as Trustee
10.24***	Nalco LLC 2004 Unit Plan
10.25***	Nalco LLC Limited Liability Company Operating Agreement, dated May 17, 2004
10.26***	Form of Warrant to be issued to Nalco LLC
10.27***	Form of Registration Rights Agreement among Nalco Holding Company, Nalco LLC and the other parties named therein
10.28***	Form of Stockholders Agreement between Nalco Holding Company and Nalco LLC
10.29***	Form of Nalco Holding Company 2004 Stock Incentive Plan
10.30***	Management Members Agreement (Class A units), dated as of June 11, 2004, between Nalco LLC and William H. Joyce
10.31***	Management Members Agreement (Class A units), dated as of June 11, 2004, between Nalco LLC and Bradley J. Bell
10.32***	Management Members Agreement (Class A units), dated as of June 11, 2004, between Nalco LLC and William J. Roe

Exhibit No.	Description of Exhibit
10.33***	Management Members Agreement (Class A units), dated as of June 11, 2004, between Nalco LLC and Mark L. Bosanko
10.34***	Management Members Agreement (Class A units), dated as of June 11, 2004, between Nalco LLC and Lou L. Loosbrock
10.35***	Management Members Agreement (Class B, C and D units), dated as of June 11, 2004, between Nalco LLC and William H. Joyce
10.36***	Management Members Agreement (Class B, C and D units), dated as of June 11, 2004, between Nalco LLC and Bradley J. Bell
10.37***	Management Members Agreement (Class B, C and D units), dated as of June 11, 2004, between Nalco LLC and William J. Roe
10.38***	Management Members Agreement (Class B, C and D units), dated as of June 11, 2004, between Nalco LLC and Mark L. Bosanko
10.39***	Management Members Agreement (Class B, C and D units), dated as of June 11, 2004, between Nalco LLC and Lou L. Loosbrock
10.40***	Form of Sponsor Services Agreement among Nalco Company, Blackstone Management Partners IV L.L.C., Apollo Management V, L.P., Goldman, Sachs & Co. and Nalco Holding Company
21.1***	List of Subsidiaries
23.1	Consent of Simpson Thacher & Bartlett LLP (included as part of its opinion filed as Exhibit 5.1 hereto)
23.2	Consent of Ernst & Young LLP
24***	Powers of Attorney (included in signature page of the previously filed Registration Statement)
99.1***	Consent of Douglas A. Pertz

*	Incorporated by reference to the Registration Statement on Form S-4 of Nalco Company (File No. 333-115560) filed on May 17, 2004.

**	Incorporated by reference to Amendment No. 2 to the Registration Statement on Form S-4 of Nalco Company (File No. 333-115560) filed on August 11, 2004.

***	Previously filed.